SOUTH AFRICAN BREWERIES plc


02042389

Proposed transaction between SAB and Philip Morris regarding Miller


SAB


Miller
Lite
CASTLE
LAGER
Miller
MGD
GENUINE DRAFT
1629
TYSKIE
Gronie

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt as to the action which you should take, you should immediately seek your own personal financial advice from your stockbroker, bank manager, solicitor, accountant or other independent financial adviser who is authorised under the Financial Services and Markets Act 2000.

If you have sold or transferred all or part of your shares in SAB, please forward this document and the enclosed form of proxy at once to the purchaser or transferee or to the stockbroker, bank or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

A copy of this document, which comprises a circular to shareholders and listing particulars relating to SAB as required by the Listing Rules, has been delivered to the Registrar of Companies in England and Wales for registration in accordance with section 83 of the Financial Services and Markets Act 2000.

Application has been made to the UK Listing Authority and to the London Stock Exchange for 430,000,000 Ordinary Shares (the "New SAB Shares") to be admitted to the Official List and to be admitted to trading on the London Stock Exchange's market for listed securities, which applications, once granted, will together constitute admission to the Official List. Application has been made for the New SAB Shares to be listed with a secondary listing on the JSE Securities Exchange South Africa.

J.P. Morgan plc, which is regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for SAB and no one else in connection with the Transaction and J.P. Morgan plc will not be responsible to anyone other than SAB for providing the protections afforded to customers of J.P. Morgan plc, nor for providing advice to any other person in relation to the Transaction.


SAB

South African Breweries plc

(Incorporated in England and Wales under the Companies Act 1985 with registered number 3528416)


Miller

Proposed transaction between SAB and Philip Morris regarding Miller

Shareholders' attention is drawn to the letter from the Chairman of SAB set out on pages 7 to 15 of this document which recommends that you vote in favour of the resolutions to be proposed at the Extraordinary General Meeting referred to below.

The Directors, whose names appear on page 5 of this document, accept responsibility for the information contained in this document. To the best of the knowledge and belief of the Directors (who have taken all reasonable care to ensure that such is the case), the information contained in this document is in accordance with the facts and does not omit anything likely to affect the import of such information.

Notice of an Extraordinary General Meeting of SAB, to be held at The Byron Room, Inter-Continental Hotel, One Hamilton Place, Hyde Park Corner, Hyde Park, London W1V 0QY, at 11.00 am (London time) on 1 July 2002 is set out on pages 264 to 267 of this document. To be valid, the enclosed form of proxy for use at the Extraordinary General Meeting should be completed and returned to the Company's registrars as soon as possible and in any event so as to be received no later than 11.00 am (London time) on 28 June 2002. Shareholders registered in the United Kingdom section of the register should return the form of proxy to Capita IRG plc, Balfour House, 390-398 High Road, Ilford, Essex IG1 1BR. Shareholders registered in the South African section of the register who hold certificated Ordinary Shares should return the form of proxy to Computershare Investor Services Limited, SAB plc, PO Box 61051, Marshalltown, 2107. The completion and return of the form of proxy will not preclude Shareholders from attending the Extraordinary General Meeting in person should they subsequently wish to do so. Beneficial owners of Ordinary Shares contained in the South African section of the register who have immobilized their holdings of Ordinary Shares in the context of STRATE and are holding such shares through a CSDP or broker must provide their CSDP or broker timeously with their voting instructions, in terms of the custody agreement entered into between the beneficial owner and the CSDP or broker, should they not wish to attend the Extraordinary General Meeting in person. Alternatively, such beneficial owners may contact their CSDP or broker to obtain a letter of representation to enable them to attend the Extraordinary General Meeting in person.

IMPORTANT INFORMATION

None of the New SAB Shares have been marketed or are available in whole or part to the public in conjunction with the application for their admission to the Official List.

No shares or other securities of the Company have been registered or otherwise qualify for sale or resale under federal or state laws in the United States of America.

Share capital following Completion

Authorised			Issued and fully paid*	
Nominal value	Number		Nominal value	Number
US$900,000,000	9,000,000,000	Ordinary Shares of US$0.10 each	US$99,837,656.40	998,376,564
US$100,000,000	1,000,000,000	Participating Shares of US$0.10 each	US$19,514,340.30	195,143,403
US$7,736,833.80	77,368,338	Non-voting Convertible Shares of US$0.10 each	US$7,736,833.80	77,368,338
£50,000	50,000	Deferred Shares of £1 each	£50,000	50,000

* Assuming that no Ordinary Shares are issued pursuant to the exercise of options or otherwise between the date of the Transaction Agreement and Completion.

No person is authorised in connection with the issue of the New SAB Shares to give any information or to make any representation not contained in this document in connection with the New SAB Shares and any information or representation not so contained must not be relied upon as having been authorised by or on behalf of SAB. The delivery of this document shall not at any time or under any circumstance imply or constitute a representation that the information contained in it is correct as at any time subsequent to its date.

The Ordinary Shares are listed on the Official List and trade on the London Stock Exchange's market for listed securities under the symbol "SAB". The Ordinary Shares are also listed on the JSE Securities Exchange South Africa.

Forward-Looking Statements

This document contains certain forward-looking statements with respect to the financial condition, results of operations and businesses of SAB and Miller and certain of SAB's and Miller's plans and objectives. In particular, among other statements, certain statements in "Part 2—Information relating to SAB" and "Part 3—Information relating to Miller" about expectations, beliefs, plans, objectives, assumptions or future events or performance are not historical facts and may be forward-looking. These statements are often, but not always, made through use of words or phrases such as "will likely result", "are expected to", "will continue", "believe", "is anticipated", "estimated", "intends", "plans", "seek", "projection" and "outlook". Forward-looking statements are based on the respective management's current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed.

Any forward-looking statements are qualified in their entirety by reference to the factors discussed throughout this document. Among the key factors that have a direct bearing on the results of operations are:

- general economic conditions;
- fluctuations in interest rates;
- fluctuations in currency exchange rates;
- changes in laws and regulations; and
- general competitive factors.

These forward-looking statements speak only as of the date of this document. SAB and the Directors expressly disclaim any obligation or undertaking to release publicly any updating or revisions to any forward-looking statements, whether as a result of new information, future events or otherwise, save as required under the Listing Rules. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this document might not occur.

Certain References

All references to "pounds", "pounds sterling", "sterling", "£", "pence", "penny" and "p" are to the lawful currency of the United Kingdom. All references to "Rand", "R" or "ZAR" are to the lawful currency of the Republic of South Africa. All references to "dollars", "US dollars", "US$" and "cents" are to the lawful currency of the United States.

All Rand/US dollar currency translations set out in this document have been made at the closing rate on the balance sheet date for balance sheet items and the average yearly rate for the relevant year for profit and loss items. It is not necessarily the case that the Rand amounts actually represented such US dollar amounts or could have been converted into US dollars at the rates indicated or at any other rates.

This document contains trade names, trademarks, logos, devices, product names, service names and brands which are proprietary to SAB and Miller. Certain other trade names, product names and brands which are referred to in this document are proprietary to others and may be used by SAB and/or Miller only pursuant to specific contractual arrangements. Other trade names, product names and brands are used for identification purposes only, for example to indicate specific competitors or competing products.

Where reference is made to a particular year without a stated period end, this refers to a calendar year.

Statements relating to the market position of companies in individual markets and the rate of growth of those markets, are, unless otherwise stated, based on management estimates.

Contents

Directors, Secretary and Registered Office

Board of Directors:	J M Kahn (*Non-executive Chairman*) E A G Mackay (*Chief Executive*) N J Adami R L Lloyd A C Parker M H Simms M I Wyman The Lord Fellowes (*Non-executive director*) M J Levett (*Non-executive director*) P J Manser (*Non-executive director*) M Q Morland (*Non-executive director*) Ning Gaoning (*Non-executive director*) M C Ramaphosa (*Non-executive director*) Lord Renwick of Clifton (*Non-executive director*) H R Slack (*Non-executive director*) Dr C B Strauss (*Non-executive director*)
Secretary:	A O C Tonkinson
Registered Office:	Dukes Court Duke Street Woking Surrey GU21 5BH England

Expected Timetable of Principal Events

Latest time for receipt of proxy forms for the Extraordinary General Meeting	11.00 am (London time), 28 June 2002
Extraordinary General Meeting	11.00 am (London time), 1 July 2002

Advisers

Sponsor and financial adviser:	J.P. Morgan plc 125 London Wall London EC2Y 5AJ
Corporate brokers:	Cazenove & Co. Ltd 12 Tokenhouse Yard London EC2R 7AN
	J.P. Morgan Securities Ltd. 60 Victoria Embankment London EC4Y 0JP
Legal advisers to the Company:	Lovells 65 Holborn Viaduct London EC1A 2DY
	Cleary, Gottlieb, Steen & Hamilton One Liberty Plaza New York NY 10006
Legal advisers to the Sponsor:	Linklaters One Silk Street London EC2Y 8HQ
Auditor to SAB:	PricewaterhouseCoopers 1 Embankment Place London WC2N 6RH
Reporting accountant to Miller:	PricewaterhouseCoopers 1 Embankment Place London WC2N 6RH
Registrar (United Kingdom):	Capita IRG plc Balfour House 390-398 High Road Ilford Essex IG1 1NQ
Registrar (South Africa):	Computershare Investor Services Limited 11 Diagonal Street Johannesburg 2001

Part 1—Letter from the Chairman of SAB


SAB

South African Breweries plc
(to be renamed SABMiller plc)
(Incorporated in England and Wales with registered number 3528416)

Registered Office:
Dukes Court, Duke Street, Woking, Surrey GU21 5BH England

7 June 2002

To the holders of Ordinary Shares and, for information only, to the holders of options under the Share Option Schemes and the holders of SAB Bonds

Dear Shareholder

Proposed transaction between SAB and Philip Morris regarding Miller

Introduction and background

I am delighted to inform you that on 30 May 2002, South African Breweries plc ("SAB") and Philip Morris Companies Inc. ("Philip Morris") announced that they had entered into an agreement under which Miller Brewing Company ("Miller") will be merged into SAB (the "Transaction"), creating the world's second largest brewer with a balanced geographic spread of earnings between fast growing developing markets and more developed, cash generative markets. In consideration, SAB will issue to Philip Morris 430 million shares, consisting of approximately 235 million Ordinary Shares and approximately 195 million low voting participating shares ("Participating Shares") (together the "Consideration Shares"). Philip Morris will have an important investment in the Enlarged Group, and will be a supportive long-term shareholder.

Following the Transaction and prior to the possible equity placing (discussed below), Philip Morris' total Economic Interest in the Enlarged Group will be 36.03 per cent. (excluding the shares owned by Safari Limited) and its total Voting Interest will be 24.99 per cent. of the votes exercisable at a general meeting. Following Completion, it is proposed that SAB will be renamed SABMiller plc ("SABMiller").

Assuming the same value for both the Ordinary Shares and Participating Shares, the closing middle-market price of 490 pence per Ordinary Share as at 14 March 2002 (the last date prior to the market speculation that SAB was in discussions with Philip Morris regarding Miller), a £/US$ exchange rate of 1.4204, and net debt of not more than US$2,000 million, Miller has an implied enterprise value of US$4,993 million. Based on the closing middle-market price of 576 pence per Ordinary Share as at 29 May 2002 (being the date prior to the announcement of the Transaction) and on a £/US$ exchange rate of 1.4623, Miller has an implied enterprise value of US$5,622 million.

The Transaction is conditional, *inter alia*, upon the approval of SAB shareholders and certain regulatory clearances. The Extraordinary General Meeting has been convened for 1 July 2002.

Rationale for the Transaction

The board of SAB (the "Board") believes that the Transaction is a significant step in the implementation of SAB's strategy to participate actively in the ongoing consolidation of the global brewing industry and enhance its position as a leading global brewer. The Board

believes that SABMiller's balanced and diversified exposure to both fast growing developing markets as well as to developed cash generative markets provides attractive growth prospects for the Enlarged Group.

SABMiller will be one of the world's most diverse international brewers with leading market positions in Europe, North America, Central America, China and Africa. The combined business will have the global scale, geographical balance, quality brand portfolio, extensive distribution platform and financial strength to enhance its competitiveness and drive shareholder value.

The US market is the brewing industry's largest and most profitable market and, unlike many other developed markets, it has delivered recent growth in consumption, in particular within the premium light, imports and flavoured malt beverages ("FMB", also known as RTDs in Europe) categories.

Miller is the second largest brewer in the US with an attractive portfolio of brands including Miller Lite, Miller Genuine Draft, Miller High Life, Milwaukee's Best and Foster's. In addition, Miller has an exciting new portfolio of leading premium FMB brands. As an integrated part of the SABMiller group, the Miller management team will be well placed to continue to take advantage of growth opportunities in this market.

SAB believes that the recent strategy introduced by Miller's management team will continue to benefit Miller's ongoing performance. Initiatives include:

- focusing marketing investment behind the core brands;
- consolidation of its distribution network and improving distributor relationships and retail execution;
- increasing production efficiency; and
- the introduction of new products—such as FMBs.

The Board believes that the combination of Miller's strongly cash generative US business with SAB's leading international businesses will provide significant ancillary benefits in terms of cross-selling of core brands such as Pilsner Urquell, Miller Lite and Miller Genuine Draft, margin enhancement through implementation of 'best practice' and ongoing benefits of economies of scale.

The Transaction creates:

- **Access for SAB to the US—the brewing industry's most important market**
  The US market is the world's largest and most profitable beer market. The EBITDA generated in the US in 2000 was more than double that of the world's second most profitable market—Japan. The merger of Miller into SAB will provide access for SAB's shareholders to this profit-pool and ensure additional benefits from future opportunities in the US. Miller's solid number two position is an attractive platform for SAB in this large and important beer market.

- **The world's second largest brewer**
  SABMiller will have significant scale and international reach as the second largest brewer in the world by volume. For the year ended 31 March 2002 SAB had lager volumes of 70.3 million hectolitres. For the year ended 31 December 2001 Miller had lager volumes of 50 million hectolitres. The Enlarged Group would have had pro forma lager volumes for the year ended 31 March 2002 of more than 120 million hectolitres. In addition, SAB had volumes of 29 million hectolitres of CSDs and other non-lager related beverages in the year ended 31 March 2002 (34 million hectolitres on a pro forma basis including SABI Central America for the full 12 months). This scale will allow it to continue to take advantage of opportunities to accelerate its growth in developing markets, as well as giving it the ability to participate in additional developed markets as appropriate.

- **A well balanced geographical spread of earnings**
SABMiller will have an attractive balance of fast growing developing markets and more developed cash generative markets.

The 31 March 2002 EBITA generated by SAB, Miller and the Enlarged Group splits by region as follows:

Region	SAB % EBITA	Miller % EBITA	SABMiller[1] % EBITA
Miller	—	100	35
South Africa	51	—	33
Europe	25	—	16
Africa and Asia	21	—	14
Central America[2]	3	—	2

1 Based on 31 March 2002 figures (pre exceptional items and central administration costs, further details which are given on page 208).

2 This analysis includes only four months of EBITA from SAB's Central America operations and excludes SAB's recent acquisitions in China and India.

- **A strong portfolio of leading brands with cross-selling potential**
The Enlarged Group will benefit from a complementary portfolio of leading international, regional and local brands, which are well positioned throughout their key market segments. SABMiller's prominent market positions will provide a strong base for further leveraging of this portfolio. Particular opportunities include the cross-selling of Miller's key brands in several of SAB's businesses as well as making Pilsner Urquell available throughout Miller's extensive US distribution network.

- **An attractive platform for further growth**
SABMiller's global network will provide an attractive platform for growth, both organically as well as through further synergistic acquisitions or partnerships of preference.

  Occupying a top three position in more than 30 countries (including the Castel interest), SABMiller is attractively positioned as one of the major players in the rapidly consolidating brewing industry. The Enlarged Group's key markets will provide strong and stable cash flows, which can be used to fund additional strategic and earnings enhancing acquisitions as appropriate.

- **Financial strength and stability**
For the year ended 31 March 2002 SAB had revenues and EBITA of US$4,364 million and US$758 million (including exceptional items) respectively. For the year ended 31 December 2001 Miller had revenues and EBITA of US$4,800 million and US$381 million (including exceptional items) respectively. For the 12 months to 31 March 2002, SABMiller would have generated pro forma revenues and EBITA of approximately US$9,266 million and US$1,152 million respectively.

  The Directors of SAB believe that the Enlarged Group's exposure to the strongly cash generative US market will substantially improve SABMiller's credit profile in the international debt capital markets, as well as lowering the Group's cost of capital.

  In addition, as the Group reports in US dollars, the significant incremental US dollar earnings of SABMiller will reduce the Group's relative exposure to currency fluctuations.

- **Earnings accretive in year one - excluding synergies**
The Transaction is expected to be earnings enhancing, before acquisition goodwill and synergies, in the current financial year.

Furthermore, the Transaction is expected to deliver annual cost synergies of US$50 million by the end of year three resulting mainly from procurement benefits and the application of 'best practice' across the business. In addition, revenue benefits are expected from the previously mentioned cross-selling of brands.

- **Experienced and high quality management team**
  The Transaction will combine SAB's well regarded management expertise, sound operational track record and proven ability to integrate acquisitions with Miller's experienced management team led by John Bowlin, who will bring to the Group an in-depth understanding of the US beer market and its opportunities.

- **Long-term relationship with a supportive shareholder**
  Philip Morris will have an important investment in SABMiller, will be a supportive long-term shareholder and has also stated that it is supportive of the SABMiller strategy. Accordingly, Philip Morris has agreed to a standstill period until 31 December 2004 and a lock-up period (in which it will not be able to sell its shares, other than in specific circumstances) until 30 June 2005. After 30 June 2005, any potential disposal is subject to orderly marketing arrangements. Philip Morris also has the right, subject to its ownership levels, to participate in and/or underwrite certain equity capital raisings, excluding the non pre-emptive capital raising for which approval is sought. Philip Morris has the further right, subject to the level of its economic interest in SABMiller, to appoint up to three non-executive directors to the SABMiller board.

  The Board of SAB believes that the support from Philip Morris—the world's largest consumer product company—provides an important competitive advantage to SABMiller.

SABMiller strategy

In line with the existing SAB business philosophy and strategy, SABMiller will continue to focus on:

- achieving profitable growth as a leading player in the global beer market;
- driving volumes, productivity and margins in major markets;
- optimising and expanding established positions in developing markets;
- developing positions in the international premium beer market; and
- seeking opportunities to enhance its position as a global brewer with exposure to both developing and developed markets.

Information on SAB

SAB is one of the world's major beer and beverage companies, being:

- the fourth largest brewer in the world by volume with brewing operations in 24 countries and total sales in the year ended 31 March 2002 of 70.4 million hectolitres of beer; and
- one of the world's largest bottlers and distributors of Coca-Cola products outside the US with total sales in the year ended 31 March 2002 of 17.4 million hectolitres.

SAB has its primary listing on the London Stock Exchange and is included in the FTSE 100 Index. SAB also has a secondary listing on the JSE Securities Exchange South Africa, where it is included in the JSE 40 Index.

Further information on SAB is set out in "Part 2—Information relating to SAB".

Information on Miller

Miller has been the second largest brewer in the US since 1977. In 2001, Miller had volumes of 50 million hectolitres and a US market share of 20 per cent. In addition, Miller brewed 10 million hectolitres in 2001 under contract brewing arrangements. The Miller brand portfolio has leading positions in all the key market segments. The major brands are Miller Lite

(premium light), Miller Genuine Draft (premium regular), Miller High Life (near premium), Milwaukee's Best (budget), Foster's (imports) and a new portfolio of premium FMB brands.

Miller operates nine breweries across the US and has a strong national distribution network and is one of the lowest cost brewers in the US.

In the year ended 31 December 2001, Miller generated a turnover of US$4,800 million and an adjusted EBITA of US$415 million (representing operating profits of US$372 million and adding back exceptional items of US$34 million and amortisation of intangible assets of US$9 million). Adjusted EBITA includes allocated Philip Morris central costs of US$88 million. If Miller had been part of the Enlarged Group, the Directors estimate that its central costs would have been US$40 million and revised EBITA would have been US$463 million.

Further information on Miller is set out in "Part 3—Information relating to Miller".

Transaction Documents

Summary of the principal terms of the Transaction Agreement

SAB and Philip Morris have signed a Transaction Agreement under which, in consideration for the Transaction, SAB will issue to Philip Morris a total of 430 million shares consisting of approximately 235 million Ordinary Shares and approximately 195 million Participating Shares giving Philip Morris an Economic Interest of 36.03 per cent. in SAB (excluding shares held by Safari Limited). However, Philip Morris' Voting Interest will be restricted to 24.99 per cent. of the votes capable of being cast at a general meeting. At Completion, Miller will have net debt of not more than US$2,000 million.

Further details of the Transaction Agreement are set out in "Part 8—Summary of the Transaction Documents".

Summary of the principal terms of the Inducement Fee Letter

SAB and Philip Morris have also entered into a letter agreement dated 30 May 2002 under which, if the Transaction Agreement is terminated in certain specified circumstances, SAB will pay Philip Morris a fee of US$160 million. Further details of this letter are set out in "Part 8—Summary of the Transaction Documents".

Summary of the principal terms of the Relationship Agreement

The Relationship Agreement sets out the mechanics by which SAB shall maintain its independence from Philip Morris.

Under the terms of the Relationship Agreement, Philip Morris will be granted a number of rights in respect of its shares in SAB, the principal items being:

- Philip Morris shall be entitled to nominate up to three non-executive Directors, subject to the level of its economic interest in SAB;
- for so long as Philip Morris' economic interest is 10 per cent. or more of the Enlarged Group, Philip Morris shall have the right to receive certain financial information; and
- Philip Morris also has the right to participate in and/or underwrite certain future equity capital raisings, excluding the non pre-emptive capital raising for which approval is sought.

Under the terms of the Relationship Agreement, Philip Morris will agree to a number of restrictions in respect of its shares in SAB, the principal items being:

- Philip Morris shall not, save in certain specified circumstances, prior to 31 December 2004, acquire any equity securities in SAB as a result of which Philip Morris' voting rights in SAB would exceed 24.99 per cent;
- Philip Morris shall not, save in certain specified circumstances, prior to 30 June 2005, dispose of or take any charge over any equity securities in SAB; and

- Philip Morris may dispose of Ordinary Shares after 30 June 2005, but any such disposal must be in accordance with orderly marketing arrangements.

The Panel on Takeovers and Mergers (the 'Panel') has indicated to SAB and Philip Morris that the standstill and lock up provisions in the Relationship Agreement, together with the proposed changes to the Articles of Association, may give rise to a deemed concert party between Philip Morris and persons connected with Philip Morris on the one hand and SAB and the Board of SAB and persons connected with them on the other hand. Accordingly, the Relationship Agreement provides that if circumstances arise where any interest in shares in SAB is acquired by SAB or persons connected with SAB, such that (when taken together with the shares in SAB in which SAB and persons connected with SAB are then interested aggregated with the shares in SAB then held by Philip Morris and persons connected with Philip Morris) the aggregate Voting Interest of all those persons exceeds 29.99 per cent., the standstill and lock up restrictions described above will cease to apply. SAB and Philip Morris have confirmed to the Panel that they will advise the Panel if they become aware that such circumstances are likely to arise or have arisen.

The Relationship Agreement has no fixed term, but ceases to apply if Philip Morris' total voting interest in SAB falls below 10 per cent save that Philip Morris has 10 business days to remedy any inadvertent decrease to less than 10 per cent.

Further details of the Relationship Agreement, including certain undertakings given by SAB, are set out in "Part 8—Summary of the Transaction Documents".

Summary of the principal terms of the Transitional Services Agreement

Under the terms of the Transitional Services Agreement, a subsidiary of Philip Morris will provide Miller with certain services for a transitional period of up to 30 months from Completion. These services will be provided on a comparable basis as provided historically to Miller. The cost of providing each service will be on an actual cost plus a service fee and expenses basis.

Further details of the Transitional Services Agreement are set out in "Part 8—Summary of the Transaction Documents."

Summary of the principal terms of the Tax Matters Agreement

Philip Morris and SAB entered into the Tax Matters Agreement on 30 May 2002, in order to regulate the conduct of tax matters between them with regard to the Transaction and to allocate responsibility for certain actual and contingent tax costs. The agreement contains certain tax-related indemnities, warranties and representations by Philip Morris in favour of SAB and certain tax-related indemnities, warranties and representations by SAB in favour of Philip Morris.

Further details of the Tax Matters Agreement are set out in "Part 8—Summary of the Transaction Documents."

Board of Directors

The composition of the Board of Directors of SABMiller will change following Completion. There will be two Executive Directors—namely Graham Mackay (Chief Executive) and Malcolm Wyman (CFO).

In addition, the SABMiller Board will initially consist of 11 non-executive Directors, of which Philip Morris can nominate three.

Further details of the Board arrangements are set out in the summary of the Relationship Agreement at pages 214 to 217.

Dividends

The Consideration Shares will not be entitled to participate in the final dividend of US18.5 cents per Ordinary Share declared by SAB in respect of its financial year ended 31 March 2002. The Consideration Shares shall entitle Philip Morris to receive a pro rata dividend (based on the date of Completion) for the six-month period ending 30 September 2002 or, depending on the date of Completion, for the period ending 31 March 2003.

SABMiller generally will seek to maintain SAB'S current dividend policy (adjusted earnings per Ordinary Share dividend cover of 2.2 to 2.5 times).

Dividends will continue to be paid to SABMiller shareholders on the United Kingdom section of the register in pounds sterling and US dollars and to those SABMiller shareholders on the South African section of the register in Rand at, in each case, the exchange rates prevailing at such time.

Financial reporting

SABMiller will continue to publish financial statements denominated in both US dollars and Rand and prepared in accordance with UK GAAP. The financial year-end will continue to be 31 March.

Announcement of results

On 30 May 2002 SAB also announced its preliminary results for the financial year ended 31 March 2002.

These preliminary results are set out in "Part 6—Preliminary announcement of results for SAB for the financial year ended 31 March 2002".

Current trading

The Board believes that the trading conditions for the Group since 31 March 2002 are broadly in line with those enjoyed during the year to 31 March 2002. Based on the two months since the end of the last financial year, the Board does not believe that there are any material changes in the performances of the SAB businesses, which would lead to a change in the view of the expected financial performance of SAB during current financial year.

The trading conditions of Miller are likewise broadly in line with the performance for the financial quarter ended 31 March 2002. The last two months have produced US dollar sales, volumes sold and earnings in line with expectations.

It is the opinion of your Board that, by combining SAB and Miller, the future prospects of the Enlarged Group can be viewed with confidence.

Employees and SAB employee share schemes

SAB and Miller currently employ approximately 38,000 people in aggregate worldwide. The existing employment terms and conditions, including pension rights of employees, will be appropriately safeguarded. Both SAB and Miller will continue to inform and, where appropriate, consult with relevant employee organisations regarding the Transaction in accordance with applicable legal and contractual requirements.

In connection with the Transaction, SAB proposes to adopt the New Share Scheme and to make changes to certain of the existing Share Option Schemes to enable it to operate those schemes more flexibly. Details of the New Share Scheme and the proposed amendments to the Share Option Schemes are contained at paragraphs 5.2 and 7.6 of "Part 9—Additional information".

The Transaction will have no effect on existing entitlements under the SAB employee share schemes.

Amendment of the Articles of Association

As part of the arrangements for the Transaction, SAB shareholders will be asked to approve amendments to the Articles of Association to create the new class of Participating Shares and to convert the Ordinary Shares registered in the name of Safari Limited into Non-voting Convertible Shares.

The principal features of the Participating Shares are:

- save as set out below, the Participating Shares shall rank *pari passu* with the Ordinary Shares;
- the Participating Shares carry a vote at general meetings of SAB on the basis of one-tenth of a vote for every Participating Share on all resolutions other than certain specified resolutions where they carry one vote for each Participating Share; and
- the Participating Shares are convertible into Ordinary Shares in certain specified circumstances on a one for one basis.

The principal features of the Non-voting Convertible Shares are:

- save as set out below, the Non-voting Convertible Shares shall rank *pari passu* with the Ordinary Shares;
- the Non-voting Convertible Shares shall not have any right to vote save on a resolution to abrogate or vary their class rights; and
- the Non-voting Convertible Shares are convertible into Ordinary Shares on a one for one basis on a transfer to a third party unconnected with SAB, or Philip Morris or any of their Affiliates or any person deemed to be acting in concert with SAB or Philip Morris.

Further details are set out in the Schedule to the Notice of the Extraordinary General Meeting on pages 264 to 267 of this document.

Listings, dealing and settlement

Following Completion, SAB will retain its existing stock market listings, including its listing of Ordinary Shares on the Official List of the UK Listing Authority and on the JSE Securities Exchange South Africa.

Application has been made to the UK Listing Authority for 430 million new Ordinary Shares to be admitted to the Official List and to the London Stock Exchange for these Ordinary Shares to be admitted to trading on the London Stock Exchange's market for listed securities.

Application has also been made for the New SAB Shares to be listed with a secondary listing on the JSE Securities Exchange South Africa.

Potential equity raising

In order to maintain the future financial flexibility of the Enlarged Group, the SAB board is seeking the approval of SAB shareholders at the Extraordinary General Meeting for the disapplication of pre-emptive rights on an equity raising, depending on market conditions, for cash up to a maximum of 170 million Ordinary Shares, which would represent approximately 14 per cent. of the enlarged equity share capital. Philip Morris has agreed not to participate in this potential equity raising. This resolution will be valid until the conclusion of the 2003 annual general meeting. In the event of any such equity raising, qualifying shareholders, being shareholders on the register at a date yet to be fixed, who duly evidence their holdings will receive a greater allocation of shares, on a basis to be determined, than they would otherwise have received.

Further information

Shareholders should read the whole document and not just this letter.

Extraordinary General Meeting

In order to approve the Transaction, to confer on your Directors the necessary authorities and powers to complete the Transaction and implement the potential equity raising, an Extraordinary General Meeting has been convened for 11.00 am on 1 July 2002. Notice of the Extraordinary General Meeting is set out on pages 264 to 267 of this document. Further information on the resolutions to be proposed at the Extraordinary General Meeting is set out in the explanatory note on pages 276 to 279 of this document.

Action to be taken

Shareholders will be entitled to attend and vote at the Extraordinary General Meeting. At the Extraordinary General Meeting each Shareholder, present in person, is entitled to one vote on a show of hands, and on a poll, each Shareholder present in person or by proxy shall have one vote for every Ordinary Share held.

If you are unable to attend, you will be able to exercise your right as a Shareholder to take part in the governance of SAB by completing and returning the enclosed form of proxy not later than 11.00 am (London time) on 28 June 2002. Shareholders registered in the United Kingdom section of the register should return the form of proxy to Capita IRG plc, Balfour House, 390-398 High Road, Ilford, Essex, IG1 1BR. Shareholders registered in the South African section of the register who hold certificated Ordinary Shares should return the form of proxy to Computershare Investor Services Limited, SAB plc, PO Box 61051, Marshalltown, 2107. The completion and return of the form of proxy will not prevent you from attending and voting in person should you so wish.

Beneficial owners of Ordinary Shares contained in the South African section of the register who have immobilized their holdings of Ordinary Shares in the context of STRATE and are holding such shares through a CSDP or broker must provide their CSDP or broker timeously with their voting instructions, in terms of the custody agreement entered into between the beneficial owner and the CSDP or broker, should they not wish to attend the Extraordinary General Meeting in person. The enclosed blue voting instruction form may be used for this purpose. If, however, such Shareholders wish to attend the Extraordinary General Meeting in person, they should contact their CSDP or broker timeously to obtain a letter of representation to enable them to do so.

Recommendation

The Directors who have been advised by J.P. Morgan plc, SAB's financial adviser, consider the terms of the Transaction to be fair and reasonable to SAB. In providing advice to the Directors, J.P. Morgan plc has taken into account the Directors' assessment of the commercial merits of the Transaction. The Directors consider the Transaction to be in the best interests of Shareholders as a whole.

Accordingly, the Directors unanimously recommend Shareholders to vote in favour of the resolutions, as they intend to do in respect of their own beneficial shareholdings amounting, in aggregate, to 1,717,943 Ordinary Shares, representing approximately 0.204 per cent. of SAB's current issued ordinary share capital.

Yours truly,

J Meyer Kahn
Chairman

Part 2—Information Relating to SAB

Save where otherwise indicated, the financial information contained in this Part 2 has been extracted from "Part 4—Financial Information relating to SAB" and "Part 6—Preliminary announcement of results for SAB for the year ended 31 March 2002", without material adjustment. Terms used in this Part 2 and not otherwise defined shall have the meanings set out in the Definitions and Glossary of Technical Terms.

INTRODUCTION

SAB is:

- the fourth largest brewer in the world by volume with brewing operations in 24 countries and total sales in the year ended 31 March 2002 of 70.4 million hectolitres of beer; and
- one of the largest bottlers and distributors of Coca-Cola products outside the US with total sales in the year ended 31 March 2002 of 17.4 million hectolitres.

SAB's divisions are: SABI Europe; SABI Africa and Asia; SABI Central America; Beer South Africa; Other Beverage Interests; and Hotels and Gaming.

Together with SAB's brewing operations, the bottling of Coca-Cola soft drink products forms the foundation of SAB's international beverage business. Coca-Cola bottling operations are carried out within the SABI Africa and Asia, SABI Central America and Other Beverage Interests divisions. SAB's relationship with The Coca-Cola Company is fundamental to its beverage business and the Directors believe that the relationship is an open and constructive one.

SAB has made clear its focus on beverages with the recognition of the non-related nature of the Hotels and Gaming division.

Licences

The brand portfolio of the Beer South Africa division of SAB includes the licensed brands Amstel and Heineken. Within SABI Europe, Dreher brews Hofbrau and Tuborg under licence and Kaluga in Russia brews Miller Genuine Draft, Holsten and Staropramen under licence. The SABI Central America and Other Beverage Interests divisions of SAB are reliant for their Coca-Cola businesses on the franchise agreements with The Coca-Cola Company. The Hotels and Gaming division is exclusively licensed to use the Inter-Continental, Crowne Plaza, Formule and various Holiday Inn brands in South Africa and a number of neighbouring countries.

GROUP OVERVIEW BY DIVISION

	Turnover				Operating Profit*			
Division	1999	2000	2001	2002**	1999	2000	2001	2002**
				(US$ million)				
SABI Europe***	1,352	1,474	1,097	1,280	190	199	130	168
SABI Africa and Asia***			700	946			130	162
SABI Central America	—	—	—	186	—	—	—	7
Beer South Africa	1,609	1,608	1,365	1,112	380	407	343	287
Other Beverage Interests	967	954	816	676	117	120	106	95
Hotels and Gaming	276	263	206	164	42	40	25	28
Total	4,204	4,299	4,184	4,364	729	766	734	747

Note: With the exception of 2002, all information is extracted, without material adjustment, from the audited accounts for the years ended 31 March 1999, 2000 and 2001.

* Figures are before deduction of central administration costs and, except for 2001, pre-exceptional items.

** Unaudited information sourced from "Part 6—Preliminary announcement of results for SAB for the year ended 31 March 2002".

*** Prior to the year ended 31 March 2001, SABI Europe and SABI Africa and Asia were accounted for in SAB's audited accounts as a single division (figures for 2001 have been re-stated accordingly and have been extracted, without material adjustment, from "Part 6—Preliminary announcement of results for SAB for the year ended 31 March 2002").

SABI EUROPE

Details of SABI Europe's operations are shown in the table below:

Beer	Number of breweries	Total beer volumes year to 31 March 2002 (million hectolitres)	Total brewing capacity (million hectolitres)	Per capita consumption (litres)	Market share (%)
Canary Islands	2	1.0	2.0	92	58
Czech Republic	3	7.9	9.2	153	46
Hungary	1	2.1	2.9	71	31
Poland	2	7.6	9.8	64	31
Romania	4	1.3	2.0	50	14
Russia	1	1.3	2.3	47	2
Slovakia	1	1.1	1.1	84	24
Total	14	22.3	29.3	—	—

Source: SAB

Strategy

In Central and Eastern Europe, SABI Europe's strategy is to focus on markets with a growing demand for consumer goods. The markets are divided into lower per capita consumption markets where the emphasis is on volume growth such as Poland, Romania and Russia, and higher per capita consumption markets such as the Czech Republic, Hungary and Slovakia where the emphasis is on revenue and/or margin enhancement.

SABI Europe's earnings are principally derived from its operations in the Czech Republic and Poland.

Czech Republic—"Pilsner Urquell" and "Radegast"

In March 2001, SAB increased its ownership of Pilsner Urquell and Radegast, the Czech Republic's leading brewers, to 98 per cent. The total consideration paid by SAB to achieve that holding was US$668 million. The Czech operations comprise three breweries: Plzeňsky Prazdroj, Pivovar Radegast and Pivovar Velke Popovice.

The Czech beer market has significant overcapacity with an aggregate capacity in 2002 at around 23 million hectolitres compared to aggregate consumption at approximately 16.3 million hectolitres. This overcapacity, together with the consolidation of retailing, has led to the Czech Republic having the lowest beer prices in Europe. Beer is therefore highly affordable in comparison with other alcoholic beverages.

SAB has a 46 per cent. share of the Czech Republic beer market by volume but a higher share of the market by value. This is primarily due to SAB's strong premium brands of Pilsner Urquell, Gambrinus, Radegast and Kozel.

SAB has established Pilsner Urquell International to drive the Pilsner Urquell brand internationally. Pilsner Urquell International's goal is to establish the brand amongst the leading international beer brands. The brand is believed to be the world's first "golden" beer and Pilsner Urquell International will leverage this heritage in the development of the brand internationally through deliberate and focused positioning and the targeting of particular

countries (including the United States, Germany and the UK) and specific cities. The flavour segment of the US market in particular presents a sizeable opportunity.

Poland—"Kompania Piwowarska"

SABI Europe, through Kompania Piwowarska S.A., has control of two new Polish breweries: Lech Browary in Poznan in western Poland and Tyskie Browary Ksiazece in Tychy in southern Poland.

The Polish beer market is attractive and beer consumption per capita has overtaken that of spirits. The growth in the beer market, which is now easing, has in the past prevented significant pricing competition. SAB has increased its market share in Poland from 19.4 per cent. in the year ended 31 March 1999 to 31 per cent. in the year ended 31 March 2002 by introducing value-added proprietary packaging and improving national distribution.

SAB's brand portfolio is focused primarily on the premium and mainstream beer segments. SABI Europe's Tyskie Gronie brand is the leading beer brand in Poland, with sales of 5 million hectolitres in the year ended 31 March 2002, and the 10th largest volume brand in Europe. Pilsner Urquell (now the number one imported beer) and Redd's have also been successfully introduced into the brand portfolio.

Russia—"Kaluga"

SABI Europe's Russian brewery is in Kaluga Oblast, 180 kilometres south-west of Moscow. A new project to expand the capacity from 2.3 million hectolitres to 3.5 million hectolitres is currently underway.

The Russian beer market is already 68 million hectolitres despite beer accounting for only 19 per cent. of the total liquor market. The beer market is growing strongly due to a trend away from spirits, particularly amongst the urban population. SAB has built its operation in western Russia to take advantage of that region's concentrated population and higher average incomes. SAB's main brand, Zolotaya Botchka (or "Golden Barrel"), is in the premium local segment. This segment has a 10 per cent. share of the Russian market and Kaluga has over 25 per cent. of the segment. Kaluga also manufactures and distributes Miller Genuine Draft, Holsten and Staropramen.

Other operations

SABI Europe is, subject to regulatory approval, merging its Ursus brewing business in Romania with Bere Timisoreana to form Companie de Bere Romania. Its main brands are Ursus Pils, Ursus Premium and Pilsner Urquell.

In Hungary, SABI Europe owns 99 per cent. of Dreher. Dreher has a well-positioned portfolio of brands covering all popular beer segments including Dreher, the leading local brand in Hungary, and Arany Aszok. Dreher also brews Hofbrau and Tuborg under licence.

In Slovakia, SABI Europe's Saris is the second largest brewing company in the country. The premium Pilsner Urquell and Radegast brands have recently been added to Saris, Gambrinus and Smadny Mnich in the brand portfolio.

Compania Cervecera de Canarias in the Canary Islands produces Dorada and Tropical, both local brands.

SABI AFRICA AND ASIA

Strategy

In Africa, the focus is on developing the full mix of beverage offerings (beer, sorghum and CSDs) in order to create critical mass and operational synergies in individual markets that are limited in terms of both population and spending power.

In China and India, each with populations in excess of one billion people, the division's emphasis is on acquiring and developing breweries in strategic locations. Through this strategy it can obtain significant regional market share by focusing on the top end of the mainstream and semi-premium segments of the market.

AFRICA

Introduction

Details of the division's beer, CSD and sorghum beer operations in Africa are shown in the tables below:

Beer	Number of breweries	Total beer volumes year to 31 March 2002 (million hectolitres)	Total brewing capacity (million hectolitres)	Per capita consumption (litres)	Market share (%)
Angola	Managed	0.2	Managed	30	98
Botswana	1	0.6	0.7	32	99
Ghana	1	0.3	0.3	5	38
Kenya*	1	0.2	0.5	6	10
Lesotho	1	0.3	0.4	16	98
Mozambique	2	0.8	2.0	6	84
Swaziland	1	0.2	0.4	19	99
Tanzania	3	1.5	2.2	5	90
Uganda	1	0.5	1.0	6	50
Zambia	2	0.6	1.0	6	99
Zimbabwe	2	1.4	3.0	10	99
Total	15	6.6	11.5	—	—

* See description of post year end disposal of Kenyan operations on page 20.
Source: SAB

CSDs	Number of bottling plants	Total volumes year to 31 March 2002 (million hectolitres)	Total capacity (million hectolitres)	Per capita consumption (litres)	Market share (%)
Angola	2	0.9	1.1	16	71
Botswana	1	0.4	0.9	27	97
Ghana	1	0.04	0.04	7	3
Lesotho	1	0.1	0.6	5	99
Swaziland	1	0.2	0.4	20	90
Zambia	2	0.1	0.7	5	80
Zimbabwe	2	1.8	2.0	16	95
Total	10	3.6	5.74	—	—

Source: SAB

Sorghum beer*	Number of breweries	Total volumes year to 31 March 2002 (million hectolitres)	Total brewing capacity (million hectolitres)	Per capita consumption (litres)	Market share (%)
Botswana	4	1.2	1.3	76	97
Malawi	4	0.7	0.8	7	100
Tanzania	1	0.2	0.2	10	5
Zambia	9	1.2	3.8	26	44
Zimbabwe	16	4.3	5.0	39	85
Total	34	7.6	11.1	—	—

* Commercially brewed sorghum only.
Source: SAB

The division operates in 11 countries in Africa with 15 lager beer breweries, 10 CSD bottling plants and 34 sorghum breweries and employs 7,011 people.

With effect from 1 April 2001, SAB exchanged a 38 per cent. economic interest in SABI Africa for a 20 per cent. economic interest in the African beverage interests of the Castel group. This strategic alliance capitalises on the highly complementary nature of the companies' geographic portfolios. The Castel group has beer, CSD and mineral water interests in 16 mainly francophone countries of west, central and north Africa. Its operations cover Angola, Benin, Burkino Faso, Cameroon, Central African Republic, Chad, Côte d'Ivoire, Democratic Republic of Congo, Ethiopia, Gabon, Mali, Morocco, Niger, Senegal, Tunisia and Togo. Future entry into the remaining African markets will be jointly undertaken by SABI Africa and the Castel group on a 50:50 basis. In the year ended 31 March 2002, the Castel group had total beer volumes of 9.6 million hectolitres and total CSD and mineral water volumes of 8.1 million hectolitres.

Botswana—"Botswana Breweries" and "Kgalagadi Breweries"

The division is the only domestic producer of beer in Botswana, with an overall market share of 99 per cent. Beer volumes have increased from 491,000 hectolitres in the year ended 31 March 1999 to 581,100 hectolitres in the year ended 31 March 2002. The division enjoys strong cash flows in the form of royalty payments, management fees and dividends from its Botswana operations.

Tanzania—"Tanzania Breweries"

The Tanzanian beer market (by per capita consumption) has been steady in recent years and average annual per capita beer consumption remains low at 5 litres. Tanzania Breweries has increased its share of the Tanzanian beer market from around 81 per cent. in the year ended 31 March 1999 to approximately 90 per cent. in the year ended 31 March 2002.

Tanzania Breweries Limited, which is listed on the Dar-es-Salaam Stock Exchange, owns Tanzania's most popular beer brands (Kilimanjaro Premium and Safari Lager) and is licensed to produce and distribute Castle and other SAB brands in Tanzania.

On 15 May 2002, the division's major competitor in Tanzania, East African Breweries Limited ("EABL") closed its Kibo Brewing operation in exchange for a 20 per cent. shareholding in Tanzania Breweries. Brands previously produced and sold by Kibo will be produced and sold under licence by Tanzania Breweries.

Simultaneously, the division announced that it had sold its brewing operations in Kenya in exchange for a 20 per cent. shareholding in Kenya Breweries Limited ("KBL"), a subsidiary of EABL. Brands previously produced and sold by Castle Brewing Kenya Limited will be produced and sold under licence by EABL.

Both of these transactions are subject to approval from the relevant authorities and minorities.

Other operations—beer

Cervejas de Moçambique SARL has two breweries, at Maputo and Beira, both of which have recently been upgraded. In April 2002, the company, which is listed on the Maputo Stock Exchange, acquired the Laurentina brewery in Maputo which has subsequently been closed.

SAB holds an effective 16 per cent. interest in Delta Corporation, which is listed on the Zimbabwe Stock Exchange. Its largest brands are Castle, Lion, Carling Black Label, Zambezi and Bohlinger's. Zimbabwe has suffered recently from significant political and economic upheavals.

The division has a 93 per cent. interest in Uganda's Nile Breweries which has a strong portfolio of brands including Nile Special, Uganda's top selling beer, Club and Chairman's ESB.

The division manages a brewery in Lubango in the south of Angola on behalf of the Angolan government. In the likely event of the privatisation of the brewery, it is the Directors' intention

to acquire an equity interest in the company. The Castel group also has a presence in Angola through the management contract of a Luanda-based brewery.

Zambia Breweries plc is listed on the Lusaka Stock Exchange and has been showing good volume growth following recent reductions in excise duties.

The division is the only brewer in Lesotho (Lesotho Brewing) and Swaziland (Swaziland Brewers).

The division has a 69.1 per cent. interest in the listed Accra Brewery, which has a 38 per cent. share of the Ghanaian beer market.

Other operations—CSDs

CSD volumes in Botswana have continued to grow steadily.

The division owns 45 per cent. of the joint venture which holds the Coca-Cola franchise for northern Angola. In addition, it also has a 60 per cent. equity interest in Coca-Cola Bottling Sul de Angola SARL, which owns the newly constructed Coca-Cola facility in Lubango in the south of the country.

In February 2002, Zambia Breweries acquired the entire share capital of Zambia Bottlers Limited, the operator of the Zambian Coca-Cola franchise, for a consideration of US$21.5 million.

The division also bottles and distributes Coca-Cola products in Lesotho and Swaziland and Zimbabwe (through its shareholding in Delta).

Other operations—sorghum

Botswana Breweries' four sorghum breweries are strategically located throughout the country.

The division owns 70 per cent. of National Breweries plc, Zambia's leading sorghum brewer with nine breweries spread across the country. The company is listed on the Lusaka Stock Exchange.

In Malawi, the division's subsidiary, Chibuku Products Ltd, has a majority stake in the only commercial sorghum brewer with four breweries.

The division's Tanzanian sorghum beer interests are held through Tanzania Breweries which has one brewery located in Dar-es-Salaam.

The division shares in the vibrant sorghum industry in Zimbabwe through its holding in Delta Corporation.

ASIA

China

Details of the division's beer operations in China are shown in the table below:

Beer operations	Number of breweries	Total beer volumes year to 31 March 2002 (million hectolitres)	Total brewing capacity (million hectolitres)	Per capita consumption (litres)
North East	10	11.2	16.0	35
South West	12	2.2	12.7	9
Central	5	3.0	8.8	16
Total	27	16.4	37.5	—

Source: SAB

The division owns 49 per cent. of China Resources Breweries Limited ("CRB"), a joint venture with China Resources Enterprises Limited ("CRE"), which holds the remaining 51 per cent. CRE is listed on the Hong Kong Stock Exchange and included in the Hang Seng Index.

China is the second largest beer market in the world and is expected to overtake the US later this year as the world's largest beer market with volumes in excess of 240 million hectolitres. The Chinese beer market accounted for 64 per cent. of global growth in the beer industry in the 1990s and increased by 3,150 per cent. between 1980 and 2000. The Chinese beer industry is consolidating with a number of Chinese brewers being acquired by the leading brewers in the market. China's top 10 brewers have accounted for most of the recent growth in volume whilst the remaining brewers have lost volume.

SAB's differentiation in strategy from many other international brewers includes:

- a strong local partner, CRE, providing extensive local management skills, access to cheaper local currency finance and diversification benefits through its wide range of activities and Chinese focus; and
- concentration on second tier cities and the development of regional brands priced at the top of the mainstream and semi-premium segments (the Snowflake brand is being rolled out across all CRB's operations).

CRB is the second largest brewer in China by volume with leading market positions in both the North East and South West.

The division—through CRB—owns the following breweries in China:

- North East: Liaoyang; Anshan; Shenyang (2); Wang Hua; Snow Leopard; New Three Star; Jilin; Dalian; Bangchuidao;
- South West: Blue Sword (12); and
- Central: Tianjin; Anhui (3); Wuhan.

CRB also owns three water bottling plants with a total capacity of 4.5 million hectolitres, concentrated predominantly in the southern province of Guangzhou.

India

Details of the division's beer operations in India are shown in the table below:

Number of breweries	Total beer volumes year to 31 March 2002 (million hectolitres)	Total brewing capacity (million hectolitres)	Per capita consumption (litres)	Market share (%)
4	0.2	0.7	0.6	8

Source: SAB

In December 1998, the division entered into a joint venture agreement with Narang Industries Limited and Hallvard Limited. The joint venture agreement provided for the formation of SAB (India) Limited. SAB has a 60 per cent. holding in SAB (India) Limited. The division holds interests, through SAB (India) Limited, in the following breweries located in the largest beer consuming states:

- Narang brewery in Uttar Pradesh with a capacity of 120,000 hectolitres;
- Rochees brewery in Rajasthan with a capacity of 170,000 hectolitres;
- Pals brewery in Maharashtra with a capacity of 150,000 hectolitres; and
- Mysore brewery in Karnataka with a capacity of 260,000 hectolitres.

The Indian beer market has, over recent years, begun to grow strongly from its very low consumption base as consumers switch from spirits to beer.

SABI CENTRAL AMERICA

Details of SABI Central America's beer and CSD operations as at 31 March 2002 are shown in the tables below:

Beer	Number of breweries	Total beer volumes four months* to 31 March 2002 (million hectolitres)	Per capita consumption (litres)	Market share (%)
El Salvador	1	0.3	12	99
Honduras	2	0.3	14.2	98

Source: SAB

CSDs	Number of bottling plants	Total volumes four months* to 31 March 2002 (million hectolitres)	Per capita consumption (litres)	Market share (%)
El Salvador	2	1.0	40	82
Honduras	2	1.2	58	65

* Since SAB acquired ownership.
Source: SAB

On 29 November 2001, SAB announced that it had acquired a 97 per cent. interest in Cervecería Hondureña S.A. ("CHSA"), the sole brewer and largest soft drinks bottler (Coca-Cola) in Honduras from the Dole Food Company, Inc. At the same time, SAB contributed its interest in CHSA to a new joint venture ("BevCo") with a prominent local family consortium which owns a leading conglomerate in El Salvador with wide ranging commercial interests in Central America. This family consortium, through a separate holding company ("CAB"), also contributed approximately 99 per cent. of El Salvador Beverages Business ("ESBB"), the sole brewer and largest soft drinks bottler (Coca-Cola) and water business in El Salvador, to BevCo. SAB's effective shareholding and voting interest in BevCo is 58.4 per cent.

SAB has the option, exercisable at any time between 30 June 2005 and 31 March 2010, to acquire from CAB (and CAB the corresponding option to put to SAB) a further 15 per cent. of the equity in BevCo (the "First Option") for a consideration based on the fair market value of BevCo at that time. Following the exercise of the First Option, CAB will have the right each year to put to SAB between 5 per cent. and 15 per cent. of the equity of BevCo for a consideration based on the fair market value of BevCo at that time.

Strategy

SAB's entry into the Honduran and El Salvadoran beverage markets of Central America is consistent with its strategy of investing in developing markets which offer the potential of growth in both volumes and profits. Per capita beer consumption is relatively low in comparison with other Latin American markets and together with favourable demographics provides the basis for sustainable long-term volume growth in beer and soft drinks.

Honduras—"CHSA"

CHSA is the sole domestic brewer and the leading beer importer in Honduras. The beer division has breweries in San Pedro Sula and in Tegucigalpa. The company's lines of proprietary brands and imports account for approximately 96 per cent. and 2 per cent. respectively of the Honduran beer market volume. Its main proprietary domestic brands include Salva-Vida, Imperial and Port Royal.

CHSA is the market leader for CSDs, accounting for approximately 65 per cent. of the Honduran CSD market by volume. It is also the exclusive bottler for Coca-Cola, Coca-Cola Light, Sprite, Fanta, Fresca and Canada Dry. Honduras is The Coca-Cola Company's largest market in Central America. In addition, CHSA also produces and distributes its own proprietary line of flavoured soft drink brands, Tropical and Acti-Malta.

El Salvador—"ESBB"

ESBB is El Salvador's leading producer and distributor of beer, carbonated and non-carbonated soft drinks and bottled water. Besides serving the El Salvadorian market, ESBB is also an exporter of beer, water and packaging products.

The beer brand portfolio comprises six locally produced brands (including Regia, Pilsener lager, Golden Light, Suprema and Premier), a range of imported beers and Maltin, a malt-based carbonated soft drink. Exports account for 6.6 per cent. of beer production. ESBB has 99 per cent. of the market.

Embotelladora Salvadoreña, S.A. ("Embosalva") is the leading producer and distributor of carbonated soft drinks in El Salvador with 82 per cent. of the market. It has the exclusive bottling and distribution rights for all of The Coca-Cola Company's brands in El Salvador including Coca-Cola, Fanta, Sprite, Tropical, Fresca, Coca-Cola Light, and Powerade. Volumes have grown at a rate of 8.1 per cent. in the last three years.

Industrias Cristal de Centroamérica, S.A. de C.V. is primarily a bottler and distributor of purified water to homes. In addition, it produces and distributes a wide range of non-carbonated soft drinks, including short life juices, extended life juices, cordials and isotonic beverages. For the four months to 31 March 2002 the company sold 0.8 million hectolitres making it a major player in the El Salvador bottled water market.

BEER SOUTH AFRICA

South Africa is the 11th largest beer market in the world and Beer South Africa is the only major brewer. The principal activity of the division is the production, marketing and distribution of beer throughout South Africa. The division employs approximately 6,500 staff. In the year ended 31 March 2002, the division sold 24.2 million hectolitres of beer. This represents about 56 per cent. of the total market by volume for alcoholic beverages in South Africa, giving Beer South Africa scope for further growth.

Market strategy

The key elements of Beer South Africa's marketing strategy are:

- to increase the size of the mainstream beer segment;
- to capitalise on the growth in the premium beer and ready to drink ("RTD") segments; and
- to enter new categories and segments.

Market share

In the year ended 31 March 2002, Beer South Africa's sales represented approximately 98 per cent. of the total beer consumption in South Africa, a market share that has remained at that level for the last 20 years. Beer South Africa's market share of the RTD segment has increased significantly over the last three years.

Brands

Beer South Africa has 14 brands. The three mainstream brands are Castle, Carling Black Label and Hansa Pilsner, with Castle being the key brand in the mainstream segment. Amstel Lager, which is brewed and sold by Beer South Africa in South Africa under licence from Heineken, is

the premium brand leader in South Africa. Heineken, Hofbrau, Sterling and Castle Lite constitute the balance of the premium brand portfolio. The remaining brands are Redd's, Redd's Dry, Dooley's Lemon Ale and Solanti's Spice (all in the RTD segment), Lion and Castle Milk Stout.

Production

Beer South Africa has seven breweries, two malting plants and one hop processing plant.

In order to ensure world-class standards of production, Beer South Africa's breweries are regularly upgraded and refurbished and brewing capacity is continually under review. Six of the seven breweries are designed to be expandable at a low incremental cost.

The new Ibhayi brewery in the Eastern Cape was commissioned in September 2000 and replaced the old Port Elizabeth brewery. Ibhayi is one of the most technologically advanced and efficient breweries in the world.

Distribution

Beer South Africa maintains an extensive distribution network throughout South Africa comprising 44 depots, 10 exclusive distributorships and an expanding network of owner-drivers. The owner-driver initiative has enabled Beer South Africa to reduce delivery fleet sizes and head-counts and to benefit from higher delivery volumes from well-motivated entrepreneurial drivers.

Customers

Beer South Africa sells to approximately 16,000 licensed customers who are in turn licensed to sell beer for either on-premise or off-premise consumption. However, there are also an estimated 125,000 unlicensed shebeens. Beer South Africa does not sell directly to these shebeens but estimates that over half its beer is redistributed to shebeens and other informal channels.

Pricing

Beer South Africa has made a long term investment in its pricing strategy. Pricing is low by international comparisons. Looking ahead, the aim is to maximise profit without compromising volume through: optimising retail price points; leveraging elasticity in the product mix; and exploring channel price differentiation.

Competition

Beer South Africa's main competition is from other liquor products, including wines, spirits and sorghum beer, and other non-alcoholic beverage products. Since the beginning of 2001 there has been an upward price movement in low priced wine which has begun to reduce its attraction as an alternative to beer. The increasing urbanisation of the South African population has also resulted in a gradual move from sorghum to beer.

There have been a number of recent investigations by the South African competition authorities into the South African liquor industry. Beer South Africa has provided all assistance requested and all of the investigations have been satisfactorily concluded.

OTHER BEVERAGE INTERESTS

This division is primarily responsible for conducting SAB's CSD operations in South Africa. The division currently comprises:

- 74 per cent. of Amalgamated Beverage Industries Limited ("ABI"), the largest bottler and distributor of Coca-Cola and Schweppes products in South Africa;

- 100 per cent. of Appletiser SA ("Appletiser"), an international producer of non-alcoholic fruit drinks; and
- 30 per cent. of Distell Group Limited, the major manufacturer and distributor in the South African wines and spirits sector.

Strategy

Highlights of the division's strategy include:

- to consolidate ABI's leading position in the South African CSD market; and
- to maintain Appletiser's strong position in the premium non-alcoholic beverage market by continuing to develop its established brands as well as developing new, customer-demand driven brands through its sophisticated research and development function.

ABI's strategy is to increase the overall levels of consumption of its products significantly in excess of the rate of GDP growth. ABI intends to focus on its core product range of Coca-Cola, Fanta and Sprite through a series of targeted marketing initiatives and by continually improving management skills and capability. The Directors believe that there is significant growth potential in the CSD market in South Africa as a whole.

ABI

Coca-Cola and Schweppes products have a combined market share of 93 per cent. of the CSD market in South Africa. ABI produces and bottles these products under long-term franchise agreements with The Coca-Cola Company, which give ABI exclusive rights to distribute Coca-Cola products in certain geographic areas. These areas cover approximately 50 per cent. of the South African population and currently generate approximately 60 per cent. of total South African Coca-Cola sales volumes.

SAB currently owns 74 per cent. of ABI, which is listed on the JSE Securities Exchange South Africa with a market capitalisation as at 29 May 2002 (the latest practicable date prior to publication of this document) of approximately US$739 million. As at 31 March 2002, ABI had approximately 3,908 employees.

ABI has four bottling plants and sells to approximately 50,000 customers, varying from large retail outlets to small rural stores.

The marketing of Coca-Cola products is undertaken jointly by ABI and The Coca-Cola Company, with The Coca-Cola Company undertaking all national and primary media advertising while ABI undertakes promotion locally in its own territories.

As ABI conducts essentially all of its business under its franchise agreements with The Coca-Cola Company, this relationship is fundamental to ABI's business. The Directors believe that ABI enjoys an open and constructive relationship with The Coca-Cola Company. ABI's current franchise agreements expire in 2007 and the Directors believe that, because the arrangements are mutually beneficial to both parties, the relationship is likely to continue beyond that time.

Appletiser SA

Appletiser SA, a 100 per cent. owned subsidiary of SAB, produces natural, non-alcoholic sparkling fruit juices and bottled water. The core brands of Appletiser SA are "Appletiser" and "Grapetiser" in sparkling fruit juices and "Valpre" in bottled water.

Wines and Spirits

SAB has a 30 per cent. equity interest in the Distell Group, the major manufacturer and distributor in the South African wines and spirits sector.

HOTELS AND GAMING

SAB's hotel and gaming interests are held through its wholly-owned subsidiary Southern Sun Holdings Limited ("Southern Sun"). Southern Sun is one of the largest hotel operators in Africa with 77 hotels and 12,816 rooms and has interests in the South African gaming industry through its 50 per cent. ownership of Tsogo Sun Holdings (Proprietary) Limited ("Tsogo Sun"). SAB is continuing to evaluate its strategic options for this division.

Hotels

Details of Southern Sun's hotel portfolio as at 29 May 2002 are shown in the table below:

Brand	Hotels	Rooms
Inter-Continental	5	1,136
Crowne Plaza	1	346
Paradise Sun	1	80
Holiday Inn	10	2,727
Holiday Inn Garden Court	21	4,478
Express by Holiday Inn	4	503
Southern Sun Resorts	10	1,463
Hotel Formule 1	21	1,452
Formule Inn	3	215
Cullinan	1	416
Total	77	12,816

Source: SAB

Southern Sun has exclusivity agreements for each of its hotel brands in South Africa and a number of neighbouring countries. The current franchise terms of the brands licensed to Southern Sun expire between 2008 and 2013 in the case of the Holiday Inn brand and at the end of 2010 in the case of the Inter-Continental brand.

Gaming

Southern Sun has a 50 per cent. interest in Tsogo Sun, while certain influential black empowerment consortia, trade associations and trade unions in South Africa together make up Tsogo Investments, which holds the remaining 50 per cent.

Tsogo Sun currently operates four casinos, including the "Montecasino" casino complex in Fourways, north of Johannesburg.

Part 3—Information Relating to Miller

Miller was founded by Frederick Miller in 1855 and is one of the oldest brewing companies in North America. Miller became a wholly-owned subsidiary of Philip Morris in 1970 and today is the second-largest brewing company in the United States, which has the highest volume of beer consumption and brewing profits of any country in the world. In addition, Miller is the world's seventh largest brewer, as measured by volume.

Miller competes in every major segment of the US industry with a broad spectrum of malt-based products. Major brands include Miller Lite in the premium light category, Miller Genuine Draft in the premium regular category, Miller High Life in the near-premium category, Foster's in the import category and Milwaukee's Best in the budget category. Miller also recently entered the flavoured malt beverage category with a variety of brands that includes SKYY Blue, Stolichnaya Citrona, Sauza Diablo and Jack Daniel's Original Hard Cola.

Miller produces, packages and distributes all of its domestic beer, with the exception of the Foster's and Presidente brands, which it imports. Miller also performs contract brewing, packaging and shipping for various malt beverage companies under long-term contracts, principally the Pabst Brewing Company. Miller also sells its products in various countries outside the US through exportation, licensing and contract brewing arrangements with foreign brewers.

For the year ended 31 December 2001, Miller's volume was 42.4 million barrels (49.7 million hectolitres) excluding contract brewing. Including contract brewing, Miller's 2001 volume was 50.7 million barrels (59.5 million hectolitres). For the year ended 31 December 2001, Miller's estimated share of the US malt beverage market (based on shipments, excluding contract brewing but including exports) was 19.6 per cent.

The following table sets out certain information regarding total volume and turnover for Miller's businesses for the year ended 31 December 2001.

	% Volume*	% Turnover**
US business (excluding exports from the US)	93.5%	97.6%
Rest of World (including exports from the US)	6.5%	2.4%

(*) Excludes contract brewing volume

(**) Includes contract brewing volume

Source: Miller

Strategy

The key elements of Miller's current strategy are:

- to focus marketing and sales investment behind the core brands of Miller Lite, Miller Genuine Draft, Miller High Life and Foster's, with local focus on the regional brands;
- to develop new products, including the introduction of flavoured malt beverages, through license arrangements for well-known spirits brands, such as SKYY, Jack Daniel's, Stolichnaya and Sauza; and
- to improve retail execution by improving the scale and competitiveness of the distribution system.

US Beer Consumption

The United States is the largest and most profitable beer-consuming country in the world. Demand has grown at a 1.0 per cent. compound annual growth rate ("CAGR") from 1996 to 2001. Based in part on favourable demographic trends in the important 21 to 27 age group, it

is anticipated by the Directors that industry volume will continue to grow. The premium light, premium regular, super premium, import and flavoured malt beverage categories (all of which are premium and above-premium categories) account for over 70 per cent. of industry volume. The principal channels for the sale of beer in the United States are on-premise outlets, such as bars and restaurants, and off-premise outlets, such as convenience stores, supermarkets and liquor stores. Since 1998, the price of beer in the United States has generally increased in line with the US Consumer Price Index.

From 1996 to 2001, consumption trends in the United States have shifted towards premium light, imports and flavoured malt beverages, as illustrated by the table below.

	Volume 1996		Volume 2001		Volume
Category	(millions of barrels)	(millions of hectolitres)	(millions of barrels)	(millions of hectolitres)	CAGR 1996–2001
Premium Light	48.8	57.3	65.5	76.9	6.1%
Premium Regular	51.8	60.8	43.4	50.9	(3.5%)
Near-Premium	34.0	39.9	26.2	30.7	(5.1%)
Budget	31.7	37.1	27.6	32.4	(2.7%)
Imports	12.4	14.6	21.3	25.0	11.4%
Flavoured Malt Beverages	0.5	0.6	4.9	5.8	57.9%
Other	13.2	15.5	13.1	15.4	(0.2%)
Total	**192.4**	**225.8**	**202.0**	**237.1**	**1.0%**

Source: Miller

Miller's primary competitors in the United States are Anheuser-Busch Companies Inc. ("Anheuser-Busch") and Adolph Coors Company ("Coors"), the number one and number three brewers in the United States, as measured by volume, respectively. For the year ended 31 December 2001, Anheuser-Busch accounted for approximately 48.6 per cent. of total industry shipment volumes, while Miller and Coors accounted for 19.6 per cent. and 11.1 per cent. of total industry shipment volumes, respectively. The remainder of total industry shipment volume was accounted for by numerous other domestic and international brewers.

Miller believes it is able to compete effectively in the United States because of the quality and taste profile of its products, diverse brand portfolio, strong marketing programmes, operational expertise, high-impact packaging and a strong national distribution network.

Products

In 2001, Miller marketed a total of 16 brand families with volume exceeding 100,000 barrels each. Miller's brand portfolio is divided between core, regional, budget and other brands. Miller manages its brand portfolio to optimise the growth and profit characteristics of its overall business.

The following table provides US volume information for each of Miller's brands for the year ended 31 December 2001.

Miller Brands By Domestic Volume (2001)

Core		
Brand	US Volume (thousand barrels)	US Volume (thousand hectolitres)
Miller Lite	15,688	18,410
Miller High Life Franchise	5,628	6,605
Miller Genuine Draft Franchise	5,518	6,475
Foster's Franchise	685	804
Total Core	27,519	32,294
Regional		
Icehouse	1,981	2,325
Olde English Franchise	1,025	1,203
Mickey's Franchise	379	445
Leinenkugel Franchise	333	391
Henry Weinhard's Franchise	291	341
Total Regional	4,009	4,705

Budget and Other Brands		
Brand	US Volume (thousand barrels)	US Volume (thousand hectolitres)
Milwaukee's Best Franchise	5,855	6,871
Red Dog	834	979
Magnum	493	579
Hamm's Franchise	296	347
Southpaw Light	192	225
Sharp's	151	177
Meister Brau Franchise	117	137
Presidente	89	104
Other	67	79
Total Budget and Other	8,094	9,498

	US Volume (thousand barrels)	US Volume (thousand hectolitres)
Total Miller Domestic	**39,622**	46,497
Miller International (includes brewing under licence by third parties)	2,764	3,244
Total Miller	**42,386**	49,741
Contract Brewing	8,327	9,772
Miller including Contract Brewing	**50,713**	59,513

Source: Miller

Miller's four core brand families—Miller Lite, Miller Genuine Draft, Miller High Life and Foster's—collectively accounted for approximately 70 per cent. of Miller's total domestic shipments in 2001 excluding contract brewing.

- Miller Lite, Miller's primary premium light beer, is Miller's largest brand, with domestic volume of 15.7 million barrels (18.4 hectolitres) in 2001. In 1975, Miller Lite was introduced nationally, creating a new lower-calorie beer category currently known as the light category. Miller Lite is the number three brand in the United States and the number two brand in the premium light category.

- Miller Genuine Draft is Miller's lead brand in the premium regular category. Miller Genuine Draft is the second best selling premium regular beer brand and tenth largest brand in the United States. Its unique "cold-filtered" process offers consumers the taste of draft beer and the convenience of a bottle or can.

- Miller High Life, introduced in 1903, is in the near-premium category. Miller High Life was Miller's original flagship brand and is currently the number nine brand in the United States

and number two brand in the near-premium category. Miller High Life's recent packaging improvements include the national rollout of the "Tall Blonde" bottle. A low-calorie derivative, Miller High Life Light, was introduced nationally in the United States in 2001.

- Foster's is the largest import brand in Miller's portfolio. It was first brewed in Australia in 1888 and is distinguishable by its signature "Oil Can" package. Foster's US volumes have tripled since 1993. Foster's has the third highest brand advertisement recollection by consumers in the US beer industry. Miller has an agreement with Foster's USA, LLC (of which it owns 50.1 per cent.) to import and market Foster's beer in the United States until 2017.

Miller plans to continue to invest in and grow its core brand families through increased marketing and improved packaging initiatives.

Miller's regional brands include the Icehouse, Olde English, Mickey's, Leinenkugel's and Weinhard's brands. Miller manages these brands for profitable growth in local markets.

Miller maintains Milwaukee's Best as its primary offering in the price-driven budget category, where it is the number two brand. With regard to this and its other budget brands, Miller plans to remain competitive and manage these brands to optimise profitability.

Miller also brews under contract with the goal of enhancing capacity utilisation while generating increased profitability. In 1999, Miller entered into a 10-year contract brewing arrangement with S&P Co., Pabst Brewing Company, Pearl Brewing Company, Flagstaff Brewing Company and General Brewing Company (collectively, "Pabst"). Under the arrangement, Miller brews substantially all of Pabst's major brands, including Old Milwaukee, Colt 45, Pabst Blue Ribbon, Stroh's, Schlitz, Schaefer, Lone Star and Old Style. In addition to the Pabst brands, Miller currently contract brews for a number of other malt beverage producers. In 2001, Miller's contract brewing volumes were 8.3 million barrels (9.8 million hectolitres), of which Pabst brands accounted for the substantial majority.

In early 2002, Miller entered into alliances with SKYY Spirits LLC, Allied Domecq PLC and Brown-Forman Corporation to launch a portfolio of premium-positioned, branded products in the new flavoured malt beverage category, the fastest growing category in the US wine, beer and spirits industries. The products to be manufactured and distributed by Miller pursuant to these new alliances include SKYY Blue, a citrus flavoured malt beverage; Stoli Citrona and Sauza Diablo, beverages based on Allied Domecq's Stolichnaya vodka and Sauza tequila brands, respectively; and Jack Daniel's Original Hard Cola, a flavoured malt beverage based on Brown-Forman's Jack Daniel's whiskey brand.

With the exception of Foster's, Miller does not rely on any company outside its group for the use of trademarks relating to its core US brands.

Marketing

Miller actively markets its products to legal drinking age consumers and utilises the full spectrum of media outlets, including television, radio, print, billboard and on-line advertising. Approximately 70 per cent. of Miller's direct marketing budget in 2001 was allocated to media-related projects, with an emphasis on television advertising for the Miller Lite brand and increased resources devoted to reaching key demographic groups.

Miller supplements its media advertising through selected sports sponsorships, including NASCAR and CART auto racing; the Dallas Cowboys (National Football League); the Arizona Diamondbacks (Major League Baseball); signs in various sporting arenas and stadia; and naming rights to Miller Park in Milwaukee, Wisconsin, home of Major League Baseball's Milwaukee Brewers.

Sales and Distribution

The United States brewing industry operates under a three-tier distribution system, consisting of brewers, distributors and retailers. The system was created in 1935 by the Federal Alcohol Administration Act, which established national tied-house laws and relinquished day-to-day oversight of the beer industry to the states, each of which has its own regulatory agency. Under these laws, brewers and distributors cannot require retailers to sell that brewer's or distributor's products. Furthermore, brewers and distributors are generally prohibited from owning any interest in a retailer and ownership of distributors by brewers is generally limited and is strictly prohibited in several states.

As a result of this framework, the wholesale distribution system in the United States is highly fragmented. Increasingly, consolidation is being driven by distribution economies of scale and efficiencies gained through larger delivery sizes and an improved portfolio of brands.

Miller implemented a system-wide consolidation plan in 1994. The goal was to create a network of a fewer number of larger, more effective distributors. Through this initiative, the number of distributors carrying Miller products was reduced from 631 in 1994 to 485 by the end of 2001. This nationwide network of independent distributors currently delivers Miller brands to both on-premise and off-premise retail accounts. Miller services an additional 54 domestic distributors that distribute Foster's within the United States and 167 distributors that specifically sell and distribute certain brands acquired from Pabst and Stroh in 1999. With the exception of a minority stake in a beer distributorship in Milwaukee, Wisconsin, Miller does not own any other interests in any distributorships. In an effort to improve retail execution, Miller has in the past year rolled out performance measurement systems to enhance distributor accountability and performance.

In an effort to accelerate consolidation within the distribution system, and thereby increase retail service levels and scale, Miller has embarked on an initiative to create "shared house" distributors with Coors. These "shared house" distributors have access to both Miller and Coors brands. Miller believes that "shared houses" will benefit from the economies of scale and increased efficiencies that are generally realised as a result of distributor consolidation.

Miller's highest volume states are Texas, California, Florida, Wisconsin and Illinois, which together comprise approximately 40 per cent. of total Miller volume in the United States. For the year ended 31 December 2001, Miller's top 12 retail accounts accounted for 15 per cent. of total volume in the United States.

As of 31 December 2001, Miller had approximately 600 full-time salaried sales personnel throughout the United States, covering both distributors and retailers as well as providing sales support and planning functions. The sales force works closely with distributors and major retail accounts to ensure that they focus appropriately on Miller's products and to assist them in implementing programmes to improve efficiency and performance. The sales function is currently organised into four regions that manage a total of fourteen geographic market areas responsible for overseeing US domestic sales.

Miller's peak selling periods are major holidays and the summer months of May to September.

Manufacturing and Properties

Miller has efficient operations with geographically balanced production facilities that provide effective national coverage. Miller operates nine breweries in the United States that have an aggregate annual capacity of 54.7 million barrels (64.3 million hectolitres). The average utilisation rate for the year ended 31 December 2001 was 88 per cent.

The following table provides certain information about Miller's breweries and their respective brewing capacities for the year ended 31 December 2001.

	Brewing Capacity	
Brewery, Location	million Barrels	million hectolitres
Trenton, Ohio	9.5	11.2
Albany, Georgia	9.4	11.0
Eden, North Carolina	8.9	10.5
Milwaukee, Wisconsin	8.8	10.3
Fort Worth, Texas	8.6	10.1
Irwindale, California	6.8	8.0
Tumwater, Washington	2.4	2.8
Chippewa Falls, Wisconsin*	0.3	0.4
Milwaukee, Wisconsin**	0.0**	0.0**

* Exclusively produces Leinenkugel family of brands.

** Capacity of the 10th St. facility in Milwaukee, WI is 45,000 barrels (52,800 hectolitres).

Source: Miller

With the exception of Albany (which is leased to a subsidiary of Philip Morris and sub-leased to Miller), Miller owns all of its manufacturing plants. Miller has an option to buy the Albany plant in 2010 for a nominal consideration. Miller also owns a hops-processing facility in Watertown, Wisconsin, and leases warehouse space that is primarily used for importing Foster's. Domestic production is shipped directly from Miller's breweries to distributors.

Miller is one of the lowest cost producers of beer in the United States. Miller believes that it has achieved this through technological developments, the use of multi-year strategic supply agreements for key raw materials and by pursuing annual productivity improvements that seek to reduce costs while maintaining quality.

The products manufactured by Miller require large volumes of various agricultural products (such as barley, malt, hops, corn syrup and water), as well as containers (bottles, cans and kegs) for beer, all of which are generally available in the market and are purchased from various suppliers. To reduce unit costs, Miller has entered into multi-year supply contracts for a number of its raw materials. These include contracts with Rexam for cans and ends and Owens-Illinois for bottles. Miller believes that it has solid relations with its principal suppliers.

Employees

Miller's average number of employees for the year ended 31 December 2001 was approximately 6,408, compared to 6,462 and 5,978 for 2000 and 1999, respectively. Virtually all of Miller's current employees are located in the United States.

Over 60 per cent. of Miller's employees are represented by eleven unions, including the International Brotherhood of Teamsters ("IBT"), the United Auto Workers ("UAW"), the International Association of Machinists ("IAM") and the Office and Professional Employees International Union. The IBT, UAW and IAM collectively represent over 90 per cent. of Miller's unionised workforce. Union agreements expire between July 2002 and August 2004. The vast majority of non-production related personnel are non-union. Miller has experienced no labour interruptions over the past seven years.

Miller believes that its relations with employees, as well as the unions mentioned above, are good.

International Operations

Miller developed its International Group in 1986, and has since established a business presence in over 65 countries, with licensed local production in 11 countries. Miller's international volumes were 2.8 million barrels (3.2 million hectolitres) (including brewing under licence by third parties) for the year ended 31 December 2001. As a result of focused development in core and emerging countries and the establishment of strategic alliances with global players, underlying International Group EBITA grew from US$3.6 million in 1996 to US$24 million in 2001.

The largest foreign profit contributors to Miller's international operations are Canada, Mexico, the United Kingdom, Ireland and the worldwide US military business. International sales offices are located in England, Korea, Taiwan, Canada, Puerto Rico and Mexico. Miller has established international business relationships with AmBev (Brazil), Molson (Canada), Grolsch (Netherlands), Asahi (Japan), San Miguel (Philippines), Eichhof (Switzerland), Efes Beverage (Turkey), SAB (Russia) and Scottish & Newcastle (UK, Ireland) for the licensed production and sale of Miller beer.

Miller is developing Miller Genuine Draft as an international brand with a presence in 53 countries and is continuing to grow existing regional core brands such as Miller Pilsner in the UK, Miller High Life in Taiwan and Paraguay, and Miller Lite in Mexico and Guam.

Product Development

Miller is involved in a number of ongoing research activities to develop new products and improve its existing products. This work is performed at its research and development facility and cutting-edge pilot brewery in Milwaukee, and includes efforts to improve efficiency through technological developments, reduced brewing times, improved quality and reduced wastage. Miller spent approximately US$17 million on research and development in the year ended 31 December 2001.

Miller has also developed innovative packaging improvements. Recent examples include the introduction of fully recyclable plastic bottles in 2000 and special refrigerator packs in 2001.

Regulation

As a producer of alcoholic beverages, Miller is subject to extensive regulation by federal, state and local governmental entities. These regulations govern many aspects of Miller's operations, including brewing, marketing and advertising, transportation, distributor relationships, sales and environmental compliance. To operate its facilities, Miller requires permits, licences and approvals from various governmental agencies, state alcohol regulatory agencies and federal, state and local environmental agencies. Internationally, Miller is subject to regulations and restrictions imposed by the laws of foreign jurisdictions in which it sells its products.

Various proactive strategies are used to ensure that Miller operates within existing laws and regulations. The cost of continuing compliance did not materially affect Miller's 2001 capital expenditures, earnings or competitive position nor does Miller anticipate that it will do so in 2002.

Part 4—Financial information relating to SAB

The financial information set out below does not constitute statutory accounts within the meaning of Section 240 of the Companies Act 1985. Statutory consolidated accounts relating to the three financial years ended 31 March 2001 have been delivered to the Registrar of Companies in England and Wales. PricewaterhouseCoopers, Chartered Accountants, of 1 Embankment Place, London WC2N 6RH, the auditors of SAB, gave an unqualified audit report within the meaning of Section 235 of the Companies Act in respect of each of such accounts and such reports did not contain a statement under Section 237(2) or (3) of the Companies Act.

The financial information set out below has been extracted without material adjustment from the audited published consolidated accounts of SAB for the three years ended 31 March 1999, 2000 and 2001.

Consolidated profit and loss accounts for the years ended 31 March

	Notes	2001 US$m	2000 US$m	1999 US$m	2001 Rm	2000 Rm	1999 Rm
Turnover (including share of associates' turnover)	3	**4,184**	5,424	6,184	**30,689**	33,355	36,364
Less: share of associates' turnover		**(560)**	(1,034)	(1,261)	**(4,105)**	(6,348)	(7,414)
Group turnover	3	**3,624**	4,390	4,923	**26,584**	27,007	28,950
—continuing operations		**3,624**	3,646	3,751	**26,584**	22,461	22,061
—discontinued operation		—	744	1,172	—	4,546	6,889
Net operating costs	4	**(2,987)**	(3,724)	(4,327)	**(21,913)**	(22,907)	(25,450)
Group Operating profit		**637**	666	596	**4,671**	4,100	3,500
Share of operating profit of associates	3	**63**	102	121	**461**	628	713
Trading profit	3	**700**	768	717	**5,132**	4,728	4,213
—continuing operations		**700**	720	652	**5,132**	4,432	3,833
—discontinued operation		—	48	65	—	296	380
Profit on disposal of subsidiary	27	—	76	—	—	468	—
Profit on ordinary activities before interest and taxation		**700**	844	717	**5,132**	5,196	4,213
Net interest payable	6	**(54)**	(80)	(117)	**(395)**	(492)	(683)
Group		**(43)**	(49)	(80)	**(313)**	(301)	(468)
Associates		**(11)**	(31)	(37)	**(82)**	(191)	(215)
Profit on ordinary activities before taxation		**646**	764	600	**4,737**	4,704	3,530
Taxation on profit on ordinary activities	7	**(186)**	(186)	(195)	**(1,366)**	(1,145)	(1,145)
Profit on ordinary activities after taxation		**460**	578	405	**3,371**	3,559	2,385
Equity minority interests		**(101)**	(94)	(85)	**(736)**	(580)	(501)

	Notes	2001 US$m	2000 US$m	1999 US$m	2001 Rm	2000 Rm	1999 Rm
Profit for the financial year		**359**	484	320	**2,635**	2,979	1,884
Dividends		**(174)**	(179)	—	**(1,279)**	(1,212)	—
Retained profit		**185**	305	320	**1,356**	1,767	1,884
Basic earnings per ordinary share (US/SA cents)	10	**51.5**	64.3	43.9	**378.0**	395.6	258.1
Diluted basic earnings per ordinary share (US/SA cents)	10	**51.4**	64.1	43.8	**376.8**	394.7	257.6
Adjusted basic earnings per ordinary share (US/SA cents)	10	**54.4**	56.6	54.0	**399.2**	348.4	315.9
Dividends per ordinary share (US cents)		**25.0**	25.0	n/a			

Consolidated balance sheets at 31 March

	Notes	2001 US$m	2000 US$m	1999 US$m	2001 Rm	2000 Rm	1999 Rm
Fixed assets							
Intangible assets		**867**	608	327	**6,938**	3,971	2,027
Tangible assets		**1,784**	1,913	1,889	**14,268**	12,495	11,711
Investments		**1,016**	989	384	**8,130**	6,458	2,380
Investments in associates		**364**	380	342	**2,916**	2,480	2,121
Other fixed asset investments		**652**	609	42	**5,214**	3,978	259
		3,667	3,510	2,600	**29,336**	22,924	16,118
Current assets							
Stock		**205**	223	342	**1,637**	1,458	2,121
Debtors		**309**	335	571	**2,472**	2,186	3,541
Investments		**53**	119	612	**422**	780	3,793
Cash at bank and in hand		**165**	197	137	**1,324**	1,283	847
		732	874	1,662	**5,855**	5,707	10,302
Creditors—amounts falling due within one year		**(1,064)**	(1,390)	(1,235)	**(8,514)**	(9,146)	(7,659)
Net current liabilities		**(332)**	(516)	427	**(2,659)**	(3,439)	2,643
Total assets less current liabilities		**3,335**	2,994	3,027	**26,677**	19,485	18,761
Creditors—amounts falling due after one year		**(854)**	(297)	(762)	**(6,828)**	(1,938)	(4,719)
Provisions for liabilities and charges		**(89)**	(138)	(401)	**(715)**	(903)	(2,485)
Net assets		**2,392**	2,559	1,864	**19,134**	16,644	11,557
Capital and reserves							
Share capital		**77**	77	77	**480**	479	478
Share premium		**1,367**	1,364	1,361	**8,450**	8,428	8,412
Revaluation and other reserves		**31**	37	45	**181**	225	279
Profit and loss reserve		**625**	683	220	**7,690**	4,910	1,387
Ordinary shareholders' funds		**2,100**	2,161	1,703	**16,801**	14,042	10,556
Equity minority interests		**292**	398	161	**2,333**	2,602	1,001
Capital employed		**2,392**	2,559	1,864	**19,134**	16,644	11,557

Consolidated cash flow

	Notes	2001 US$m	2000 US$m	1999 US$m	2001 Rm	2000 Rm	1999 Rm
Net cash inflow from operating activities	24	**859**	864	888	**6,298**	5,310	5,220
Dividends received from associates		**15**	17	16	**107**	106	97
Returns on investments and servicing of finance							
Interest received		**36**	46	66	**267**	280	386
Interest paid		**(74)**	(98)	(140)	**(543)**	(603)	(826)
Interest element of finance lease rental payments		**(2)**	(4)	(4)	**(12)**	(25)	(22)
Dividends received on other investments		**3**	2	—	**25**	15	3
Dividends paid to minority interests		**(71)**	(45)	(57)	**(524)**	(278)	(333)
Net cash outflow from returns on investments and servicing of finance		**(108)**	(99)	(135)	**(787)**	(611)	(792)
Taxation paid		**(179)**	(175)	(166)	**(1,310)**	(1,075)	(975)
Capital expenditure and financial investments							
Purchase of tangible fixed assets		**(350)**	(426)	(587)	**(2,566)**	(2,620)	(3,451)
Sale of tangible fixed assets		**19**	25	43	**136**	154	253
Purchase of investments		**(15)**	(570)	(23)	**(110)**	(3,511)	(133)
Sale of investments		**22**	1	22	**161**	2	129
Net cash outflow for capital expenditure and financial investments		**(324)**	(970)	(545)	**(2,379)**	(5,975)	(3,202)
Acquisitions and disposals							
Purchase of subsidiary undertakings	27	**(4)**	(117)	(227)	**(33)**	(722)	(1,287)
Sale of subsidiary undertakings		**9**	233	—	**66**	1,439	—
Net cash disposed with subsidiary undertakings		**(1)**	(9)	21	**(5)**	(55)	125
Purchase of shares from minorities	27	**(453)**	(67)	—	**(3,323)**	(412)	—
Settlement of deferred creditor (PU)	27	**(230)**	—	—	**(1,680)**	—	—
Purchase of shares in associates		**(42)**	—	—	**(312)**	—	—
Net funding to associates		**(38)**	(23)	(67)	**(278)**	(139)	(396)
Sale of associate		**59**	13	—	**431**	79	—
Net cash (outflow for)/inflow from acquisitions and disposals		**(700)**	30	(273)	**(5,134)**	190	(1,558)
Dividends paid to ordinary shareholders		**(177)**	(50)	—	**(1,300)**	(309)	—
Management of liquid resources							
Sale of short-term liquid instruments		**50**	531	183	**365**	3,271	1,076
Cash withdrawn from/(placed in) short-term deposits		**14**	(28)	(602)	**106**	(169)	(3,542)
Net cash inflow from management of liquid resources	25, 26	**64**	503	(419)	**471**	3,102	(2,466)
Financing Issue of shares		**3**	3	322	**23**	16	1,988
Listing and share issue costs		—	—	(66)	—	—	(408)
Issue of shares to minorities		**1**	2	9	**5**	14	53
New loans raised	25, 26	**741**	136	392	**5,433**	838	2,308
Repayment of loans.	25, 26	**(254)**	(69)	(511)	**(1,860)**	(425)	(3,005)
Amounts paid to SAB Limited		—	—	(172)	—	—	(1,030)
Long-term capital funding to demerged entities		—	—	(28)	—	—	(161)
Consideration received for demerged entities.		—	—	268	—	—	1,373
Short-term funding with demerged entities		—	—	42	—	—	253
Net cash inflow from financing		**491**	72	256	**3,601**	443	1,371
(Decrease)/increase in cash in the year	25, 26	**(59)**	192	(378)	**(433)**	1,181	(2,305)

Consolidated statements of total recognised gains and losses for the years ended 31 March

	2001 US$m	2000 US$m	1999 US$m	2001 Rm	2000 Rm	1999 Rm
Profit for the financial year	**359**	484	320	**2,635**	2,979	1,884
Gain on the acquisition of Suncrush	—	—	52	—	—	290
Unrealised loss arising on the dilution of safelite interest	—	—	(2)	—	—	(13)
Currency translation differences on foreign currency net investments	**(245)**	(122)	(202)	**1,410**	12	463
Deficit on revaluation of fixed assets	—	—	(2)	—	—	(9)
Share of movement in reserves of associates	**1**	(1)	1	**6**	(4)	7
Other movements	**(5)**	(5)	(4)	**(36)**	(27)	(29)
Total recognised gains and losses for the year	**110**	356	163	**4,015**	2,960	2,593

Consolidated reconciliation of movements for the shareholders' funds in years ended 31 March

	Notes	2001 US$m	2000 US$m	1999 US$m	2001 Rm	2000 Rm	1999 Rm
Profit for the financial year		**359**	484	320	**2,635**	2,979	1,884
Other recognised gains and losses relating to the period(net)		**(249)**	(128)	(157)	**1,380**	(19)	709
Goodwill written back on the dilution of Safelite interest.		—	—	16	—	—	94
Goodwill written back on the sale of PGSI	27	—	278	—	—	1,721	—
Dividends declared by SAB plc*		**(174)**	(179)	—	**(1,279)**	(1,212)	—
Issue of shares to SAB shareholders		**3**	3	322	**23**	17	1,988
Listing and share issue costs		—	—	(73)	—	—	(451)
Amounts paid to SAB Limited		—	—	(172)	—	—	(1,030)
SAB Limited shares issued as part consideration for Suncrush		—	—	79	—	—	443
Long-term capital funding to demerged entities		—	—	(28)	—	—	(161)
Consideration received for demerged entities		—	—	268	—	—	1,373
Provision movements in respect of demerged entities	21	—	—	31	—	—	179
Other movements in respect of demerged entities.		—	—	(1)	—	—	(8)
Net increase in shareholders' funds		**(61)**	458	605	**2,759**	3,486	5,020
Shareholders' funds at start of year		**2,161**	1,703	1,098	**14,042**	10,556	5,536
Shareholders' funds at end of year		**2,100**	2,161	1,703	**16,801**	14,042	10,556

* *Dividend received on shares held by Safari Limited netted off.*

The amount of cumulative goodwill in respect of purchased subsidiary and associated undertakings which has been set off against shareholders' funds prior to 31 March 1998 was US$172 million (R1,375 million) at 31 March 2001 (2000: US$187 million (R1,220 million) 1999: US$478 million (R2,971 million)).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. Basis of preparation

The consolidated financial statements present the financial record for the years ended 31 March 2001, 31 March 2000 and 31 March 1999. The consolidated financial statements for the year ended 31 March 1999 include those businesses which were held by the SAB plc group at the date of admission of the shares of SAB plc to the London Stock Exchange on 8 March 1999. The year ended 31 March 1999's financial statements therefore comprise an aggregation of amounts included in the financial statements of those divisions, subsidiary and associated undertakings of SAB Limited relating to the activities of Beer South Africa, SABI, Other Beverage Interests, Hotels and Gaming and PGSI. It excludes those businesses, principally retailing and manufacturing, which had been demerged or disposed of by SAB Limited ("SAB Limited") prior to the admission of the SAB plc shares to the London Stock Exchange ("demerged entities").

The consolidated financial statements for the year ended 31 March 1999 were prepared using the principles of merger accounting as if the relevant businesses had been owned and controlled by SAB plc, or in the case of subsidiary undertakings acquired or disposed of by the SAB Limited group during the period presented, from and up to the date control passed or in the case of associated undertakings, the date the exercise of significant influence commenced or ceased.

Financial information in respect of those businesses included within the consolidated financial statements before 1998 were reported in South African rand as this was the dominant functional currency of the SAB Limited group when it included the demerged entities which were all South African rand-based companies. As a result of the demerger of those entities and further acquisitions by SAB plc outside of South Africa, the comparative importance to the consolidated financial information of the SAB International businesses has increased. The subsidiary and associated undertakings that comprise the SAB International businesses operate in the local currency of the country in which they are based. From a functional perspective, the group regards these operations as being US dollar-based as the transactions of these entities are, insofar as is possible, made in US dollars. In management accounting terms these companies report in US dollars. Following admission of its shares to the London Stock Exchange, SAB plc is based in, and operated from, the United Kingdom and is placing greater emphasis on the international operations of SAB International. As a consequence of the above factors, the directors of the company believe that the group has made the transition from a functional currency of the rand to the US dollar, being the most representative currency of its international operations. However, as a result of the large number of South African shareholders, the consolidated financial statements continue to be presented in both rand and US dollars. The exchange rates of rand to US dollars used in preparing the consolidated financial statements were as follows:

	Weighted average rate	Closing rate
Year ended 31 March 1999	5.88	6.20
Year ended 31 March 2000	6.16	6.53
Year ended 31 March 2001	7.34	8.00

The weighted average exchange rates have been calculated based on an average of the exchange rates prevailing at each month end during the relevant year and weighted according

to the turnover of the group's businesses. The following summarises the accounting and other principles which the directors have applied in preparing the consolidated financial statements:

- SAB plc disposed of its interest in Plate Glass and Shatterprufe Industries Limited (PGSI) effective 30 November 1999 and has accordingly treated PGSI as a discontinued operation in the year ended 31 March 2000 financial statements;
- On 27 September 1999, it was announced that SAB plc would purchase 10 per cent. of its own shares following the unbundling by Bevcon of its entire shareholding in SAB plc. Bevcon's largest shareholders, Liberty Life, Johnnic and Anglo American, who together controlled approximately 83.3 per cent. of Bevcon, sold 10 per cent. of SAB's then issued share capital to a special purpose vehicle (Safari Limited) established and financed by SABIFin, a wholly-owned overseas subsidiary of SAB plc. The purchase by Safari Limited was at an initial price of R44.05 per share representing a total cost of R3,408 million (US$560 million). In terms of the agreement, a top up payment of R5.95 per share, representing a total cost of R460 million (US$58 million) was accrued for at 31 March 2001 and paid to the Bevcon shareholders on 3 April 2001. SAB shares acquired by Safari Limited remain in issue and provide additional flexibility in the financing of future acquisitions by the SAB group;

For the year ending 31 March 1999:

- all cash movements in capital amounts, being shares issued and dividends paid, in respect of SAB Limited have been reflected in the cash flow and reconciliation of movement in shareholders' funds as 'Amounts paid to SAB Limited';
- all funding of demerged entities which comprises equity holdings and long-term intercompany loans, has been assumed to have been financed from shareholders' funds. As a result, the financial statements reflect all of the debt finance utilised by SAB Limited to fund both businesses included within the financial statements and the demerged entities. All changes in these balances together with dividends and management fees paid by demerged entities have been reflected as a movement in shareholders' funds under 'Long-term capital funding to demerged entities'. Trading and short-term treasury cash management balances with demerged entities are included in debtors or creditors as appropriate;
- transactions and balances between subsidiary undertakings included within the financial record have been eliminated. Where transactions between the group and its associated undertakings have resulted in profits and losses which are reflected in the carrying amount of assets in either the group's balance sheet or that of the associated undertaking, the part of the profit or loss relating to the group's share has been eliminated; and
- taxation charges and liabilities of the SAB Limited group are based on amounts recorded in the historic financial statements of its constituent entities and reflect the application of the partial provisioning basis for deferred taxation. Actual payments by constituent companies of the SAB Limited group have been included in the consolidated statements of cash flows.

2. Accounting policies

Accounting convention

The consolidated financial statements have been prepared under the historical cost convention in accordance with accounting standards applicable in the United Kingdom.

Basis of consolidation

The consolidated financial statements consolidate the financial information of the subsidiary and associated undertakings of the relevant businesses owned by SAB plc, as outlined in note 1. The results of subsidiary undertakings sold or acquired are included in the consolidated profit and loss account up to, or from, the date control passed or in the case of associated

undertakings, the date significant influence ceased or commenced. Where the group's interest in subsidiary undertakings is less than 100 per cent., the share attributable to outside shareholders is reflected in minority interests. Some of the SAB International businesses have a local statutory accounting reference date of 31 December, but since 31 March 1999 these have been consolidated in the financial statements on a basis coterminous with the group's accounting reference date. In addition the group's significant associated undertaking, Distell Group Limited (formerly Distillers Corporation (SA) Limited and Stellenbosch Farmer's Winery Group Limited) has a statutory accounting reference date of 30 June, while Sun International Inc. (disposed of on 30 June 2000) has a statutory accounting date of 31 December. In respect of the years ended 31 March 1999 and 31 March 2000, these companies have been included based on financial statements drawn up to 31 December 1998 and 31 December 1999 respectively, but taking into account any changes in the subsequent period from 1 January 2000 to 31 March 2000 that would materially affect the view given. In respect of the year ended 31 March 2001. Sun International Inc. has been included up to the disposal date of 30 June 2000, and Distell Group Limited has been included up to 31 December 2000, but taking into account any changes in the subsequent period from 1 January 2001 to 31 March 2001 that would materially affect the view given.

Acquisitions and disposals

On the acquisition of a company or business, fair values reflecting conditions at the date of acquisition are attributed to the identifiable separable assets and liabilities acquired. Where the fair value of the consideration paid exceeds the fair value of the identifiable separable assets and liabilities acquired, the difference is treated as purchased goodwill. Where the fair value of the separable net assets acquired exceeds the fair value of the consideration given, the difference is treated as negative goodwill. Both purchased and negative goodwill are accounted for as indicated below. On the subsequent disposal or termination of a previously acquired business, the profit or loss on disposal or termination is calculated after charging or crediting the gross amount of any related goodwill to the extent that it has not previously been taken to the consolidated profit and loss account.

Associated undertakings

An associated undertaking is an entity, other than a subsidiary undertaking, in which the group has a long-term interest of not less than 20 per cent. and in respect of which the group exercises a significant influence over the operational and financial policies. The results of associated undertakings have been accounted for using the equity method of accounting. Goodwill arising on the acquisition of an associated undertaking is accounted for as indicated below.

Goodwill

The consolidated financial statements adopt the provisions of Financial Reporting Standard 10—"Goodwill and Intangible Assets"—which was effective for financial accounting periods ending on or after 23 December 1998. Prior to 31 March 1998, purchased and negative goodwill was set off directly against shareholders' funds in the acquisition period. This is as a matter of accounting policy and will be charged or credited in the profit and loss account on subsequent disposal of the businesses to which they relate. In respect of years subsequent to 31 March 1998, the purchased goodwill that arose has been capitalised. The Companies Act, 1985, requires that capitalised goodwill be subject normally to systematic amortisation. In the case of goodwill which is regarded as having a limited useful economic life, the group's accounting policy is to amortise the goodwill through the consolidated profit and loss account over the directors' estimate of the useful life, being twenty years for the goodwill that has arisen to date. The directors' assessment of the useful life of this goodwill is based on the nature of the business acquired, the durability of the products to which the goodwill attaches and the expected future impact of competition on the business. Where goodwill is regarded as having an indefinite useful life, the directors believe that the policy of not providing

amortisation, until any permanent impairment is identified, is necessary in order that the consolidated financial statements show a true and fair view. The directors undertake an annual impairment review of the carrying value and useful economic life of such goodwill and any amortisation or provision for permanent impairment would be charged against the profit for the period in which the impairment arose. Goodwill previously written off against shareholders' funds is not subjected to an annual impairment review and any impairment arising would therefore only be recognised upon disposal of the undertaking which originally gave rise to such goodwill.

Trademarks

The fair value of businesses acquired includes trademarks which are recognised in the balance sheet where the trademark has a value which is long-term. Acquired trademarks are only recognised where title is clear, the trademark could be sold separately from the rest of the business and the earnings attributable to it are separately identifiable. Where the acquired trademark is seen as having a finite useful economic life, it is subject to amortisation, which in respect of trademarks currently held is 10 years, being the period for which the group has exclusive rights to those trademarks.

Turnover

Turnover represents the net invoice value of goods and services provided to third parties. It includes excise duties and taxes levied on casino winnings but excludes value added tax.

Stocks

Stocks are valued at the lower of cost incurred in bringing each product to its present location and condition, and net realisable value, as follows:

Raw materials, consumables and goods for resale: Purchase cost on a first-in first-out basis ("FIFO").

Finished goods and work in progress: Raw material cost plus direct costs and a proportion of manufacturing overhead expenses.

Net realisable value is based on estimated selling price less further costs expected to be incurred to completion and disposal.

Research and development

Research and development expenditure is written off in the period in which it is incurred.

Tangible fixed assets and depreciation

Land and buildings, which have been adapted to specialised functions, are recorded at historical cost. All other land and buildings, which are used for general purposes, were previously revalued every three years on the basis of open market value for existing use by recognised professional valuers. On adoption of FRS 15—"Tangible Fixed Assets"—in the year ended 31 March 2000, the group resolved to retain the book value of land and buildings which were revalued at 1 April 1998, but not to adopt a policy of revaluation in the future. These values are retained subject to the requirement to test assets for impairment in accordance with FRS 11—"Impairment of Fixed Assets and Goodwill". All buildings are depreciated as indicated below.

No depreciation is provided on freehold land. In respect of all other tangible fixed assets depreciation is provided on a straight-line basis at rates calculated to write off the cost or

valuation, less the estimated residual value based on prices prevailing at the date of acquisition or revaluation, of each asset evenly over its expected useful life as follows:

Freehold buildings	20–50 years
Leasehold land and buildings	Shorter of the lease term and 20 years
Plant, vehicles and systems	3–10 years
Containers, including returnable bottles	18 months–6 years

Profit or loss on the sale of a property is the difference between the disposal proceeds and the net book value, including any revaluation, of the asset. Any amount in the revaluation reserve relating to such an asset is transferred directly to shareholders' funds and is not included in the profit for the financial year.

Investments

Fixed asset investments, other than subsidiary and associated undertakings, are stated individually at the lower of cost and their recoverable amount which is determined as the higher of net realisable value and value in use. Current asset investments are valued at the lower of cost and net realisable value. In determining net realisable values, market values are used in the case of listed investments and directors' estimates used in the case of unlisted investments.

Capitalisation of interest and other costs

Financing costs and certain direct costs incurred on major capital projects during the period of development or construction are capitalised up to the time of completion of the project.

Deposits by customers

Bottles and containers in circulation are recorded within fixed assets and a corresponding liability is recorded in respect of the obligation to repay the customers' deposits. Deposits paid by customers for branded returnable bottles and containers are reflected in the balance sheet under creditors due within one year. Any estimated liability that is anticipated may arise in respect of deposits for unbranded containers and bottles is shown in provisions for liabilities and charges.

Deferred taxation

Deferred taxation is provided, using the liability method, in respect of all timing differences to the extent that they are expected to reverse in the future without being replaced, calculated at the rate at which it is anticipated the timing difference will reverse. Deferred taxation assets are only recognised if recovery without replacement by equivalent debit balances is reasonably certain.

Foreign currencies

The financial statements denominated in US dollars have been prepared on the basis that transactions in foreign currencies are recorded in US dollars at the rate of exchange ruling at the date of the transaction or at the contracted rate where the transaction is covered by a forward foreign exchange contract. Monetary assets and liabilities denominated in foreign currencies are retranslated at the rate of exchange ruling at the balance sheet date or, if appropriate, at the forward contract rate. All differences are taken to the consolidated profit and loss account with the exception of differences on long-term foreign currency instruments, to the extent that they are used to finance or provide a hedge against foreign equity investments, in which case they are taken directly to shareholders' funds together with any exchange difference on the carrying amount of the related asset. The profit and loss accounts and cash flow statements of overseas subsidiary and associated undertakings are translated at weighted average rates of exchange for the relevant reporting period, other than material exceptional items which are translated at the rate on the date of the transaction and assets

(including goodwill) and liabilities are translated at exchange rates prevailing at the relevant balance sheet date. Exchange differences arising on the retranslation of opening net investments (including goodwill) together with differences between profit and loss accounts translated at average and closing rates, are shown as a movement in shareholders' funds and in the consolidated statements of total recognised gains and losses. The financial statements denominated in rand have been prepared on the basis that the US dollar denominated profit and loss accounts and cash flow statements have been translated at the weighted average rand/US dollar exchange rate for the relevant reporting period. In respect of the balance sheet, the US dollar denominated assets and liabilities have been translated at the relevant rand/US dollar exchange rate ruling at the balance sheet date. Exchange differences arising on the retranslation of opening net assets together with differences between profit and loss accounts translated at average and closing rates, are shown as a movement in shareholders' funds and in the consolidated statements of total recognised gains and losses.

Leasing commitments

Assets held under finance leases which result in group companies receiving substantially all the risks and rewards of ownership are capitalised as tangible fixed assets and depreciated over their useful lives. The capital element of future obligations under the leases is included as a liability in the balance sheet classified, as appropriate, as a creditor due within or after one year. The interest element of the rental obligations is charged to the consolidated profit and loss account over the period of the lease term to reflect a constant rate of interest on the remaining balance of the obligation for each accounting year.

Rentals paid on operating leases are charged to the consolidated profit and loss account on a straight-line basis over the lease term.

Pensions

A number of defined contribution and defined benefit pension schemes are operated by the group in accordance with local regulations. The assets of both schemes are held separately from those of the group and are administered by trustees.

Contributions to the defined benefit schemes are charged to the profit and loss account so as to spread the cost of pensions over the employees' working lives. The regular cost is attributed to individual years using the projected unit credit method. Variations in pension cost, which are identified as a result of actuarial valuations, are amortised over the average expected remaining working lives of employees in proportion to their expected payroll costs. Differences between the amounts funded and the amounts charged to the consolidated profit and loss account are treated as either provisions or prepayments in the balance sheet.

Contributions to defined contribution schemes are expensed as incurred.

Post-retirement medical benefits

Certain group companies provide post-retirement medical benefits to qualifying employees. The expected costs of these benefits are assessed in accordance with the advice of qualified actuaries and contributions are made to the relevant funds over the expected service lives of the employees entitled to those funds. The estimated cost of providing such benefits is charged to the consolidated profit and loss account on a systematic basis over the employees' working lives within the group.

Capital instruments

Capital instruments, other than equity shares, are classified as liabilities if they contain an obligation to transfer economic benefits and otherwise are included in shareholders' funds. The finance costs recognised in the consolidated profit and loss account in respect of capital

instruments other than equity shares are allocated to periods over the term of the instrument at a constant rate on the carrying amount.

Provisions

A provision is recognised when there is a present obligation, whether legal or constructive, as a result of a past event for which it is probable that a transfer of economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

Financial instruments

Financial assets are recognised when the group has rights or other access to economic benefits. Such assets consist of cash, equity instruments, a contractual right to receive cash or another financial asset, or a contractual right to exchange financial instruments with another entity on potentially favourable terms. Financial liabilities are recognised when there is an obligation to transfer benefits and that obligation is a contractual liability to deliver cash or another financial asset or to exchange financial instruments with another entity on potentially unfavourable terms. When these criteria no longer apply, a financial asset or liability is no longer recognised.

If a legally enforceable right exists to set off recognised amounts of financial assets and liabilities, which are in determinable monetary amounts, and the group intends to settle on a net basis, the relevant financial assets and liabilities are offset.

Interest costs are charged against income in the year in which they are incurred. Premiums or discounts arising from the difference between the net proceeds of financial instruments purchased or issued and the amounts receivable or repayable at maturity are taken to net interest payable over the life of the instrument.

Where the fair value of an asset falls below its carrying value, any difference is, in the case of fixed assets, provided for if it is regarded that impairment exists. In the case of current assets, provision is only made to the extent that it is considered as resulting in a lower net realisable value.

Derivative financial instruments

The derivative instruments used by the group, which are used solely for hedging purposes (i.e. to offset foreign exchange and interest rate risks), comprise interest rate swaps, forward rate agreements and forward foreign exchange contracts. Such derivative instruments are used to alter the risk profile of an existing underlying exposure of the group in line with the group's risk management policies. Interest rate differentials under swap arrangements and forward rate agreements used to manage interest rate exposures are recognised by adjustment to net interest payable. Premiums or discounts arising on the purchase of derivative instruments are amortised over the shorter of the life of the instrument and the underlying exposure. Currency swap agreements and forward foreign exchange contracts are valued at closing rates of exchange. Resulting gains and losses are offset against foreign exchange gains or losses on the related borrowings or, where the instrument is used to hedge a committed future transaction, are deferred until the transaction occurs and shown within debtors or creditors as appropriate. Where the instrument ceases to meet the criteria of being a hedge transaction or the underlying exposure which it is hedging is sold, matures or is extinguished, then the instrument is valued at the appropriate market rate, after having taken account of selling costs. Any resultant gains and losses are reflected in operating income in the consolidated profit and loss account. A similar treatment is applied where the hedge is of a future transaction and that transaction is no longer likely to occur.

3. Segmental analysis

	Note	Turnover			Operating profit			Operating margin		
		2001 US$m	2000 US$m	1999 US$m	2001 US$m	2000 US$m	1999 US$m	2001 %	2000 %	1999 %
Business segment analysis										
Beer South Africa		**1,365**	1,608	1,609	**343**	407	380	**25**	25	24
Associates' share		—	—	—	—	—	2	—	—	—
		1,365	1,608	1,609	**343**	407	382	**25**	25	24
SAB International		**1,797**	1,474	1,352	**260**	199	190	**15**	14	14
Associates' share		**(206)**	(225)	(210)	**(23)**	(28)	(27)	**11**	12	13
		1,591	1,249	1,142	**237**	171	163	**15**	14	14
Other Beverage Interests		**816**	954	967	**106**	120	117	**13**	13	12
Associates' share		**(264)**	(295)	(319)	**(24)**	(39)	(40)	**9**	13	13
		552	659	648	**82**	81	77	**15**	12	12
Hotels and Gaming		**206**	263	276	**25**	40	42	**12**	15	15
Associates' share		**(90)**	(133)	(139)	**(16)**	(29)	(28)	**17**	22	20
		116	130	137	**9**	11	14	**8**	9	10
Central administration		—	—	—	**(34)**	(35)	(18)	—	—	—
Continuing operations—excluding exceptional items		**4,184**	4,299	4,204	**700**	731	711	**17**	17	17
Associates' share		**(560)**	(653)	(668)	**(63)**	(96)	(93)	**11**	15	14
		3,624	3,646	3,536	**637**	635	618	**18**	17	17
PGSI		—	1,125	1,751	—	61	75	—	5	4
Associates' share		—	(381)	(579)	—	(20)	(29)	—	5	5
		—	744	1,172	—	41	46	—	6	4
Group—excluding exceptional items		**4,184**	5,424	5,955	**700**	792	786	**17**	15	13
Associates' share—excluding exceptional items		**(560)**	(1,034)	(1,247)	**(63)**	(116)	(122)	**11**	11	10
		3,624	4,390	4,708	**637**	676	664	**18**	15	14
Exceptional items	5									
SAB International		—	—	229	—	(11)	50			
Hotels and Gaming		—	—	—	—	—	(9)			
PGSI		—	—	—	—	(13)	(10)			
Associates' share		—	—	(14)	—	14	1			
		—	—	215	—	(10)	(68)			
Group—including exceptional items		**4,184**	5,424	6,184	**700**	768	717			
Associates' share		**(560)**	(1,034)	(1,261)	**(63)**	(102)	(121)			
		3,624	4,390	4,923	**637**	666	596			
Geographical market analysis										
South Africa		**2,377**	3,004	3,180	**460**	526	540			
Associates' share		**(354)**	(428)	(458)	**(40)**	(68)	(66)			
		2,023	2,576	2,722	**420**	458	474			
Rest of Africa, Eastern Europe and Asia		**1,807**	1,512	1,394	**263**	222	176			
Associates' share		**(206)**	(244)	(227)	**(23)**	(30)	(30)			
		1,601	1,268	1,167	**240**	192	146			
North America, Western Europe and Australia*		—	908	1,381	**(23)**	44	70			
Associates' share		—	(362)	(562)	—	(18)	(26)			
		—	546	819	**(23)**	26	44			
Exceptional items	5									
South Africa		—	—	—	—	—	(9)			
Rest of Africa, Eastern Europe and Asia		—	—	229	—	(11)	(50)			
North America, Western Europe and Australasia		—	—	—	—	(13)	(10)			
Associates' share		—	—	(14)	—	14	1			
		—	—	215	—	(10)	(68)			
Group—including exceptional items		**4,184**	5,424	6,184	**700**	768	717			
Associates' share		**(560)**	(1,034)	(1,261)	**(63)**	(102)	(121)			
		3,624	4,390	4,923	**637**	666	596			

* *Comprised mainly of PGSI in 2000 and 1999, which was discontinued.*

There is no material difference between the source and destination of turnover.

Turnover between segments is immaterial.

	Net operating assets			EBITDA			Capital expenditure		
	2001 US$m	2000 US$m	1999 US$m	2001 US$m	2000 US$m	1999 US$m	2001 US$m	2000 US$m	1999 US$m
Business segment analysis									
Beer South Africa	**494**	509	539	**408**	485	459	**114**	154	128
Associates' share	—	—	(1)	—	—	—	—	—	—
	494	509	538	**408**	485	459	**114**	154	128
SAB International*	**1,571**	1,033	781	**375**	277	251	**184**	169	308
Associates' share	**(163)**	(151)	(131)	—	—	—	—	—	—
	1,408	882	650	**375**	277	251	**184**	169	308
Other Beverage Interests	**533**	601	600	**94**	104	124**	**24**	52	79
Associates' share	**(103)**	(117)	(115)	—	—	—	—	—	—
	430	484	485	**94**	104	124	**24**	52	79
Hotels and Gaming	**159**	169	134	**14**	18	13	**25**	9	8
Associates' share	**(100)**	(112)	(91)	—	—	—	—	—	—
	59	57	43	**14**	18	13	**25**	9	8
Central administration	**(148)**	(27)	(61)	**(37)**	(31)	(17)	**3**	3	1
Continuing operations—excluding exceptional items	**2,609**	2,285	1,993	**854**	853	830	**350**	387	524
Associates' share	**(366)**	(380)	(338)	—	—	—	—	—	—
	2,243	1,905	1,655	**854**	853	830	**350**	387	524
PGSI	—	—	75	—	68	91	—	39	63
Associates' share	—	—	226	—	—	—	—	—	—
	—	—	301	—	68	91	—	39	63
Group—excluding exceptional items	**2,609**	2,285	2,068	**854**	921	921	**350**	426	587
Associates' share—excluding exceptional items	**(366)**	(380)	(112)	—	—	—	—	—	—
	2,243	1,905	1,956	**854**	921	921	**350**	426	587
Exceptional items									
SAB International	—	—	—	—	(4)	20	—	—	—
PGSI	—	—	—	—	—	(8)	—	—	—
	—	—	—	—	(4)	12	—	—	—
Group—including exceptional items	**2,609**	2,285	2,068	**854**	917	933	**350**	426	587
Associates' share	**(366)**	(380)	(112)	—	—	—	—	—	—
	2,243	1,905	1,956	**854**	917	933	**350**	426	587

* *Year ended 2000 restated to exclude Safari shares (US$560 million (R3,660 million)).*

** *Includes deferred income of US$9 million.*

	Note	Turnover 2001 Rm	Turnover 2000 Rm	Turnover 1999 Rm	Operating profit 2001 Rm	Operating profit 2000 Rm	Operating profit 1999 Rm	Operating margin 2001 %	Operating margin 2000 %	Operating margin 1999 %
Business segment analysis										
Beer South Africa		10,014	9,908	9,459	2,520	2,507	2,236	25	25	24
Associates' share		—	—	—	—	—	11	—	—	—
		10,014	9,908	9,459	2,520	2,507	2,247	25	25	24
SAB International		13,180	9,081	8,021	1,909	1,225	1,099	15	14	14
Associates' share		(1,509)	(1,387)	(1,240)	(171)	(171)	(160)	11	12	13
		11,671	7,694	6,781	1,738	1,054	939	15	14	14
Other Beverage Interests		5,986	5,872	5,688	774	735	688	13	13	12
Associates' share		(1,935)	(1,809)	(1,878)	(176)	(243)	(235)	9	13	13
		4,051	4,063	3,810	598	492	453	13	12	12
Hotels and Gaming		1,509	1,618	1,624	180	248	245	12	15	15
Associates' share		(661)	(822)	(815)	(114)	(179)	(166)	17	22	20
		848	796	809	66	69	79	8	9	10
Central administration		—	—	—	(251)	(217)	(104)	—	—	—
Continuing operations—excluding exceptional items		30,689	26,479	24,792	5,132	4,498	4,164	17	17	17
Associates' share		(4,105)	(4,018)	(3,933)	(461)	(593)	(550)	11	15	14
		26,584	22,461	20,859	4,671	3,905	3,614	18	17	17
PGSI		—	6,876	10,294	—	376	436	—	5	4
Associates' share		—	(2,330)	(3,405)	—	(123)	(170)	—	5	5
		—	4,546	6,889	—	253	266	—	6	4
Group—excluding exceptional items		30,689	33,355	35,086	5,132	4,874	4,600	17	15	13
Associates' share—excluding exceptional items		(4,105)	(6,348)	(7,338)	(461)	(716)	(720)	11	11	10
		26,584	27,007	27,748	4,671	4,158	3,880	18	15	14
Exceptional items	5									
SAB International		—	—	1,278	—	(66)	(281)			
Hotels and Gaming		—	—	—	—	—	(50)			
PGSI		—	—	—	—	(80)	(56)			
Associates' share		—	—	(76)	—	88	7			
		—	—	1,202	—	(58)	(380)			
Group—including exceptional items		30,689	33,355	36,364	5,132	4,728	4,213			
Associates' share		(4,105)	(6,348)	(7,414)	(461)	(628)	(713)			
		26,584	27,007	28,950	4,671	4,100	3,500			
Geographical market analysis										
South Africa		17,437	18,497	18,700	3,370	3,240	3,179			
Associates' share		(2,597)	(2,631)	(2,694)	(290)	(422)	(390)			
		14,840	15,866	16,006	3,080	2,818	2,789			
Rest of Africa, Eastern Europe and Asia		13,252	9,314	8,267	1,932	1,370	1,012			
Associates' share		(1,508)	(1,501)	(1,342)	(171)	(186)	(175)			
		11,744	7,813	6,925	1,761	1,184	837			
North America, Western Europe and Australia*		—	5,544	8,119	(170)	264	409			
Associates' share		—	(2,216)	(3,302)	—	(108)	(155)			
		—	3,328	4,817	(170)	156	254			
Exceptional items	5									
South Africa		—	—	—	—	—	(50)			
Rest of Africa, Eastern Europe and Asia		—	—	1,278	—	(66)	(281)			
North America, Western Europe and Australasia		—	—	—	—	(80)	(56)			
Associates' share		—	—	(76)	—	88	7			
		—	—	1,202	—	(58)	(380)			
Group—including exceptional items		30,689	33,355	36,364	5,132	4,728	4,213			
Associates' share		(4,105)	(6,348)	(7,414)	(461)	(628)	(713)			
		26,584	27,007	28,950	4,671	4,100	3,500			

* *Comprised mainly of PGSI in 2000 and 1999, which was discontinued.*

There is no material difference between the source and destination of turnover.

Turnover between segments is immaterial.

	Note	Net operating assets 2001 Rm	2000 Rm	1999 Rm	EBITDA 2001 Rm	2000 Rm	1999 Rm	Capital expenditure 2001 Rm	2000 Rm	1999 Rm
Business segment analysis										
Beer South Africa		**3,948**	3,322	3,341	**2,992**	2,986	2,697	**838**	947	753
Associates' share		—	—	(7)	—	—	—	—	—	—
		3,948	3,322	3,334	**2,992**	2,986	2,697	**838**	947	753
SAB International*		**12,567**	6,741	4,841	**2,750**	1,710	1,479	**1,350**	1,039	1,810
Associates' share		**(1,306)**	(985)	(813)	—	—	—	—	—	—
		11,261	5,756	4,028	**2,750**	1,710	1,479	**1,350**	1,039	1,810
Other Beverage Interests		**4,265**	3,923	3,722	**688**	644	729**	**178**	323	468
Associates' share		**(821)**	(762)	(716)	—	—	—	—	—	—
		3,444	3,161	3,006	**688**	644	729	**178**	323	468
Hotels and Gaming		**1,275**	1,108	831	**99**	112	81	**181**	53	47
Associates' share		**(799)**	(733)	(561)	—	—	—	—	—	—
		476	375	270	**99**	112	81	**181**	53	47
Central administration		**(1,182)**	(240)	(375)	**(268)**	(193)	(102)	**19**	18	4
Continuing operations—excluding exceptional items		**20,873**	14,854	12,360	**6,261**	5,259	4,884	**2,566**	2,380	3,082
Associates' share		**(2,926)**	(2,480)	(2,097)	—	—	—	—	—	—
		17,947	12,374	10,263	**6,261**	5,259	4,884	**2,566**	2,380	3,082
PGSI		—	—	466	—	413	539	—	240	369
Associates' share		—	—	1,402	—	—	—	—	—	—
		—	—	1,868	—	413	539	—	240	369
Group—excluding exceptional items		**20,873**	14,854	12,826	**6,261**	5,672	5,423	**2,566**	2,620	3,451
Associates' share—excluding exceptional items		**(2,926)**	(2,480)	(695)	—	—	—	—	—	—
		17,947	12,374	12,131	**6,261**	5,672	5,423	**2,566**	2,620	3,451
Exceptional items										
SAB International		—	—	—	—	(26)	114	—	—	—
PGSI		—	—	—	—	—	(48)	—	—	—
		—	—	—	—	(26)	66	—	—	—
Group — including exceptional items		**20,873**	14,854	12,826	**6,261**	5,646	5,489	**2,566**	2,620	3,451
Associates' share		**(2,926)**	(2,480)	(695)	—	—	—	—	—	—
		17,947	12,374	12,131	**6,261**	5,646	5,489	**2,566**	2,620	3,451

* *Year ended 2000 restated to exclude Safari shares (US$560 million* (R3,660 million)).

** *Includes deferred income of R52 million.*

The above analyses of turnover, operating profit and net operating assets by business segment, including amounts in respect of associated undertakings where appropriate, include the following amounts in respect of acquisitions made within the SAB International and Hotels and Gaming business segments:

	2001 US$m	2000 US$m	1999 US$m	2001 Rm	2000 Rm	1999 Rm
Turnover						
SAB International	—	85	1	**1**	531	6
Hotels and Gaming	—	1	—	—	5	—
PGSI	—	—	13	—	—	76
Operating profit						
SAB International	—	2	—	**(3)**	13	—
Hotels and Gaming	—	1	—	—	2	—
PGSI	—	—	—	—	—	—
Net operating assets						
SAB International	**1**	455	12	**5**	2,972	70
Other Beverage Interests	—	—	52	—	—	289
Hotels and Gaming	—	4	—	—	26	—
PGSI	—	—	3	—	—	18

The following is a reconciliation of net assets to net operating assets for the group:

	2001 US$m	2000 US$m	1999 US$m	2001 Rm	2000 Rm	1999 Rm
Net assets shown in the balance sheet	**2,392**	2,559	1,864	**19,134**	16,644	11,557
Safari shares	**(618)**	(560)	—	**(4,944)**	(3,660)	—
Exclude interest bearing assets and liabilities:						
Current asset investments	**(53)**	(119)	(612)	**(422)**	(780)	(3,793)
Cash at bank and in hand	**(165)**	(197)	(137)	**(1,324)**	(1,283)	(847)
Borrowings falling due within one year	**206**	308	278	**1,651**	2,010	1,723
Borrowings falling due after one year	**847**	294	675	**6,778**	1,923	4,186
Net operating assets as per segmental analysis	**2,609**	2,285	2,068	**20,873**	14,854	12,826

4. Net operating costs

	2001 US$m	2000 US$m	1999 US$m	2001 Rm	2000 Rm	1999 Rm
Raw materials and consumable stores	**983**	1,202	1,358	**7,208**	7,369	7,987
Changes in stock of finished goods and work in progress	**(9)**	9	25	**(68)**	55	145
Excise duties	**684**	709	770	**5,021**	4,366	4,525
Employee costs	**426**	701	820	**3,128**	4,321	4,824
Depreciation of tangible assets owned assets	**160**	179	192	**1,171**	1,103	1,162
Leased assets	**7**	10	6	**52**	61	35
Container amortisation	**34**	35	47	**249**	214	242
Container breakages and shrinkage	**11**	10	12	**78**	64	72
Amortisation of intangible assets	**20**	7	2	**147**	43	11
Income from fixed asset investments	**—**	—	(1)	**—**	—	(4)
Other operating income	**(57)**	(58)	(59)	**(414)**	(353)	(349)
Other operating charges	**727**	909	1,075	**5,338**	5,598	6,350
SAB International brewery closure costs	**—**	11	—	**—**	66	—
Impairment of Monyaka	**6**	—	—	**41**	—	—
Impairment of Russian Brewery assets	**—**	—	71	**—**	—	400
Profit on disposal of Sun International	**(5)**	—	—	**(38)**	—	—
Johannesburg City Hotel Closure	**—**	—	9	**—**	—	50
	2,987	3,724	4,327	**21,913**	22,907	25,450

Included in the year ended 31 March 2000 numbers is US$703 million (R4,294 million) relating to PGSI.

	2001 US$m	2000 US$m	1999 US$m	2001 Rm	2000 Rm	1999 Rm
Operating lease rentals:						
Land and buildings	**13**	43	56	**99**	265	330
Plant, vehicles and systems	**5**	19	23	**36**	114	133
Research and development expenditure written off	**—**	1	4	**1**	4	25
Costs incurred in respect of work performed on Year 2000 modification	**—**	2	6	**—**	15	36
Profit on sale of fixed assets	**(6)**	(15)	(11)	**(47)**	(93)	(65)

The following fees were paid to a number of different accounting firms as auditors of various parts of the group:

	2001 US$m	2000 US$m	1999 US$m	2001 Rm	2000 Rm	1999 Rm
Group auditors						
Auditors' remuneration for audit services	**3**	3	2	**20**	21	12
Auditors' remuneration for other services	**7**	5	20	**52**	30	118
	10	8	22	**72**	51	130
Other auditors						
Auditors' remuneration for audit services	**—**	1	2	**3**	5	13
Auditors' remuneration for other services	**—**	4	5	**2**	28	29
	—	5	7	**5**	33	42

The group auditors remuneration for non-audit services of US$7 million (R52 million) (2000: US$5 million (R30 million)) represents remuneration for tax services of US$2 million (R15 million) (2000: US$1 million (R6 million)), IT consulting services of US$3 million (R22 million) (2000: US$2 million (R12 million)) and due diligence, advisory and other audit related services of US$2 million (R15 million) (2000: US$2 million (R12 million)).

The audit fee of South African Breweries plc for the year ended 31 March 2001 amounted to US$0.4 million (R2.8 million) (2000: US$0.5 million (R3.1 million); 1999: US$0.5 million (R2.9 million)).

The auditors' remuneration for non-audit services in 1999 includes US$18 million (R106 million) paid by SAB Limited to PricewaterhouseCoopers (of this amount US$10 million (R59 million) was paid in the UK) and US$3 million (R18 million) paid to other audit firms.

Fees paid to PricewaterhouseCoopers include its associates (being the predecessor firms of Price Waterhouse and Coopers & Lybrand). The amounts paid prior to 1 July 1998 relate to payments made to Price Waterhouse.

5. Exceptional items

The following exceptional items were incurred by the group during the years ended 31 March:

	2001 US$m	2000 US$m	1999 US$m	2001 Rm	2000 Rm	1999 Rm
Recognised in turnover:						
SAB International						
Adjustment to bring SABI onto a coterminous reporting period..	—	—	229	—	—	1,278
Recognised in operating profit:						
SAB International						
Impairment of Russian brewery assets	—	—	(71)	—	—	(400)
Adjustment to bring SABI onto a coterminous reporting period..	—	—	21	—	—	119
Brewery closure costs in SAB International	—	(11)	—	—	(66)	—
Hotels and Gaming						
Johannesburg city hotel closure..	—	—	(9)	—	—	(50)
PGSI						
Reorganisation costs incurred in North America	—	(13)	(10)	—	(80)	(56)
	—	(24)	(69)	—	(146)	(387)
Recognised in net interest payable:						
SAB International						
Capitalisation costs relating to SABI	—	—	(11)	—	—	(64)
	—	(24)	(80)	—	(146)	(451)
Tax impact of the above items....	—	—	3	—	—	15
	—	(24)	(77)	—	(146)	(436)
Minority interests' share of the above items	—	6	13	—	37	69

1. The exceptional brewery closure costs in relation to SAB International in the year ended 31 March 2000 represent costs that were incurred in respect of the closure of the Kanizsa brewery (Hungary) in September 1999 and the Chimoi brewery (Mozambique).

2. The PGSI reorganisation costs in 2000 and 1999 arose mainly as a result of integration and restructuring costs within Safelite Glass Corp. in the USA and from the merger of the two Canadian businesses.

3. The exceptional impairment provision of US$71 million (R400 million) in March 1999 represents the write down of the Kaluga brewery. The site was purchased for approximately US$21 million (R105 million) in January 1998 at Kaluga Oblast in Russia and was completed at a total cost of US$91 million (R535 million). Provision was made against substantially all of the total cost of the investment due to the sharp deterioration in Russian economic conditions, as evidenced by the banking crisis and the devaluation of the Russian rouble, that occurred subsequent to acquisition.

6. Net interest payable

	2001 US$m	2000 US$m	1999 US$m	2001 Rm	2000 Rm	1999 Rm
Interest payable on bank loans and overdrafts	**75**	64	88	**554**	392	517
Finance charges payable under finance leases and hire purchase contracts	**2**	4	4	**12**	25	22
Interest payable on corporate bond	**4**	24	25	**27**	147	147
Other interest payable	**1**	7	28	**7**	46	166
Total interest and similar charges payable	**82**	99	145	**600**	610	852
Less: amounts capitalised	**(4)**	(2)	(1)	**(31)**	(14)	(8)
Interest payable	**78**	97	144	**569**	596	844
Share of associates' financing costs	**11**	31	37	**82**	191	215
Interest receivable	**(35)**	(48)	(64)	**(256)**	(295)	(376)
	54	80	117	**395**	492	683

Included in the 2000 numbers is US$40 million (R246 million) relating to PGSI.

7. Taxation on profit on ordinary activities

	2001 US$m	2000 US$m	1999 US$m	2001 Rm	2000 Rm	1999 Rm
South African income taxation						
Current taxation at 30 per cent. (2000: 30 per cent.) (1999: 35 per cent.)	**107**	113	139	**788**	697	816
Deferred taxation	**1**	(5)	(6)	**5**	(33)	(38)
Prior year adjustments	**3**	1	(1)	**23**	5	(3)
	111	109	132	**816**	669	775
Other foreign taxation						
Current taxation	**52**	41	36	**381**	254	212
Deferred taxation	**(6)**	3	—	**(41)**	15	2
Prior year adjustments	**5**	(1)	(1)	**36**	(4)	(5)
	51	43	35	**376**	265	209
Withholding taxes and secondary taxation on companies	**10**	15	6	**75**	92	33
Share of associates' taxation charge	**14**	19	22	**99**	119	128
	186	186	195	**1,366**	1,145	1,145
Effective tax rate before goodwill amortisation and exceptional items (%)	**28.0**	24.8	29.0			

Included in the 2000 numbers is US$9.6 million (R58.9 million) relating to PGSI.

8. Employee costs

	2001 US$m	2000 US$m	1999 US$m	2001 Rm	2000 Rm	1999 Rm
Wages and salaries	**370**	610	684	**2,718**	3,753	4,021
Social security costs	**34**	61	100	**248**	378	587
Pension costs	**18**	25	30	**136**	157	181
Post-retirement benefits other than pensions	**4**	5	6	**26**	33	35
	426	701	820	**3,128**	4,321	4,824

Included in the 2000 numbers is US$240 million (R1,466 million) relating to PGSI.

The average monthly number of employees, which excludes employees of associated undertakings and includes executive directors, was as follows:

	2001	2000	1999
Beer South Africa	**6,567**	7,490	7,593
SAB International	**15,450**	15,763	13,152
Other Beverage Interests	**5,068**	7,282	7,499
Hotels and Gaming	**4,130**	3,830	4,606
Central administration	**112**	121	122
Continuing operations	**31,327**	34,486	32,972
PGSI	**—**	13,593	16,127
Group	**31,327**	48,079	49,099

Part-time employees are included in the above analysis on the basis of their full-time equivalents.

Except for certain of the company's directors and administration staff, all of the above employees work outside of the United Kingdom.

9. Directors' remuneration

	2001 US$000	2000 US$000	1999 US$000	2001 R000	2000 R000	1999 R000
Aggregate emoluments	**4,440**	5,562	2,992	**32,566**	34,262	17,591
Aggregate gains made on exercise of share options	**901**	2,266	—	**6,609**	13,957	—
Company contributions to money purchase pension schemes	**311**	555	310	**2,281**	3,419	1,822
Sums paid to third parties for directors' services	**—**	—	40	**—**	—	238

As at 31 March 2001 five directors (2000: five and 1999: nine) had retirement benefits accruing under money purchase pension schemes.

Full details of individual directors' remuneration are given in the directors' remuneration report.

10. Earnings per share

	2001 US cents	2000 US cents	1999 US cents	2001 SA cents	2000 SA cents	1999 SA cents
Basic earnings per ordinary share	**51.5**	64.3	43.9	**378.0**	395.6	258.1
Diluted basic earnings per ordinary share	**51.4**	64.1	43.8	**376.8**	394.7	257.6
Adjusted basic earnings per ordinary share	**54.4**	56.6	54.0	**399.2**	348.4	315.9

The calculation of basic earnings per ordinary share has been based on the profit for the financial year as shown below, and on a weighted average number of shares in issue of 697,115,210 (2000: 752,845,481 and 1999: 729,898,977).

At 31 March 2001 there were 9,431,500 (2000: 8,464,500) (1999: 8,707,000) share purchase options outstanding under the SAB Executive Share Purchase Scheme, 2,017,276 (2000: 636,413) (1999: 451,894) share purchase options outstanding under SAB plc Executive Share Purchase (No. 2) Scheme and the SAB plc Approved Share Option Scheme combined and 451,440 (2000: 190,057) (1999: 190,057) shares which have been awarded under the SAB Executive Performance Share Award Scheme which have not yet vested. The calculation of diluted earnings per share is based on a weighted average number of shares in issue of 699,405,049 (2000: 754,755,979) (1999: 731,252,695) after adjusting for 2,289,839 (2000: 1,910,498) (1999: 1,353,988) weighted potentially dilutive ordinary shares and the profit for the financial year as shown below. The average share price of SAB plc since the beginning of the year used in determining the number of potentially dilutive ordinary shares, is US$6.84 (2000: US$8.75) (1999: US$8.69), compared with an average strike price on the outstanding options of US$5.46 (2000: US$6.94) (1999: US$6.99).

The group has also presented an adjusted earnings per share figure to exclude the impact of amortisation and other non-recurring items in order to present a more meaningful comparison for the years shown in the consolidated financial statements. Adjusted earnings per share has been based on adjusted headline earnings for each financial year and on the same number of weighted average ordinary shares in issue as the basic earnings per share calculation. Headline earnings per share has been calculated in accordance with the Institute of Investment Management and Research ("IIMR")'s Statement of Investment Practice No. 1 entitled "The Definition of Headline Earnings". The adjustments made to arrive at headline earnings and adjusted earnings are as follows:

	2001 US$m	2000 US$m	1999 US$m	2001 Rm	2000 Rm	1999 Rm
Profit for the financial year	**359**	484	320	**2,635**	2,979	1,884
Amortisation of goodwill	**20**	6	1	**144**	35	6
Capitalisation costs relating to SAB International	**—**	—	11	**—**	—	64
Impairment of Monyaka	**6**	—	—	**41**	—	—
Impairment of Russian Brewery assets	**—**	—	71	**—**	—	400
Profit on sale of Sun International	**(5)**	—	—	**(38)**	—	—
Johannesburg City Hotel	**—**	—	9	**—**	—	50
Profit on disposal of PGSI after taxation of US$8 million (R50 million)	—	(68)	—	—	(418)	—
Brewery closure costs in SAB International	**—**	11	—	**—**	66	—
Profit on sale of fixed assets and investments[1]	**(4)**	(14)	(12)	**(22)**	(82)	(67)
Headline earnings (basic)	**376**	419	400	**2,760**	2,580	2,337
Adjustment to bring SABI onto a coterminous reporting period	**—**	—	(11)	**—**	—	(61)
Reorganisation costs[2]	**3**	7	5	**23**	43	30
Adjusted earnings	**379**	426	394	**2,783**	2,623	2,306

Notes:

(1) Profit on sale of fixed assets and investments is stated after the impart of taxation and minority interests.

(2) Includes reorganisation costs of Distell Group Limited and Hotels and Gaming, 2000 and 1999 represents reorganisation costs incurred by PGSI in North America.

11. Intangible assets

	Trademarks US$m	Goodwill US$m	Total US$m	Trademarks Rm	Goodwill Rm	Total Rm
Cost						
At 31 March 1998	4	—	4	17	—	17
Exchange adjustments	(1)	(34)	(35)	2	6	8
Additions	3	—	3	18	—	18
Disposals	—	(1)	(1)	—	(8)	(8)
Arising on increase in share of subsidiary undertakings	—	12	12	—	68	68
Arising on acquisition of subsidiary undertakings	—	348	348	—	1,951	1,951
At 31 March 1999	6	325	331	37	2,017	2,054
Exchange adjustments	—	(35)	(35)	—	(78)	(78)
Additions	2	—	2	12	—	12
Arising on increase in share of subsidiary undertakings	—	(4)	(4)	—	(24)	(24)
Arising on acquisition of subsidiary undertakings	—	330	330	—	2,115	2,115
Arising on disposal of subsidiary undertakings	—	(5)	(5)	—	(34)	(34)
At 31 March 2000	8	611	619	49	3,996	4,045
Exchange adjustments	—	(75)	(75)	9	537	546
Additions	—	—	—	1	—	1
Arising on increase in share of subsidiary undertakings	—	343	343	—	2,513	2,513
Arising on acquisition of subsidiary undertakings	—	4	4	—	29	29
Arising on disposal of subsidiary undertakings	—	—	—	—	(2)	(2)
Arising on equity loan conversion	—	4	4	—	32	32
Hindsight adjustment	(1)	4	3	(7)	29	22
At 31 March 2001	**7**	**891**	**898**	**52**	**7,134**	**7,186**
Amortisation						
At 31 March 1999	3	1	4	19	8	27
Amortised during the year	1	6	7	6	37	43
Exchange adjustments	—	—	—	1	3	4
At 31 March 2000	4	7	11	26	48	74
Amortised during the year	1	19	20	3	140	143
Exchange adjustments	—	—	—	7	24	31
At 31 March 2001	**5**	**26**	**31**	**36**	**212**	**248**
Net book amount						
At 31 March 1999	3	324	327	18	2,009	2,027
At 31 March 2000	4	604	608	23	3,948	3,971
At 31 March 2001	**2**	**865**	**867**	**16**	**6,922**	**6,938**

Net of currency impacts and amortisation, the goodwill of US$865 million (R6,922 million) for the year ended 31 March 2001 includes US$281 million (R2,058 million) in respect of the increase in shareholding of Pilsner Urquell (PU), US$32 million (R238 million) in respect of the increase in shareholding of Amalgamated Beverage Industries Limited (ABI) and US$30 million (R217 million) in respect of the increase in shareholdings in several SAB International operations.

The goodwill arising from the acquisitions in SAB International is being amortised over 20 years. The directors believe that the purchased goodwill in respect of the further acquisition of ABI currently has an indefinite life. This is consistent with the treatment of goodwill that arose on the acquisition of Suncrush, which was acquired on 8 June 1998. The directors consider the goodwill to be supported by the existence of bottlers' agreements with Coca-Cola (Southern Africa) (Proprietary) Limited (CCSA). ABI has similar bottlers' agreements in respect of

other regions within South Africa. These bottlers' agreements, which are based on the Coca-Cola system, establish performance obligations as to production, distribution and marketing arrangements to maximise long-term growth in volume, cash flow and shareholder value of the bottler company. The Coca-Cola system came into being during 1899 and has had a consistent history of growth and success since that date.

The Suncrush agreements with CCSA were established in 1955 and have been in place since then. The current agreements are for a period of 10 years, with an extension of five years, expiring on 30 September 2007 and contain provisions for renewal at no cost. ABI has had similar agreements since 1976 and they have always been renewed prior to expiry. In the view of the directors, the bottlers' agreements reflect a long and ongoing relationship between the respective managements of ABI and CCSA.

The directors have given due consideration to financial forecasts in respect of the ABI business, the history of dealings of ABI with CCSA and the established international practice of The Coca-Cola Company Inc. in relation to its bottlers' agreements. In light of the above factors, the directors believe that the Suncrush agreements will continue to be renewed at the end of their legal expiry dates and the commercial value of the Coca-Cola product will be maintained. Accordingly, the directors are of the view that the goodwill, as underpinned by the bottlers' agreements, currently has an indefinite economic life. The directors have performed a review for impairment at 31 March 2001 and are of the opinion that no provision is required.

The hindsight adjustment relates mainly to fair value adjustments in respect of the PU acquisitions on amounts receivable from licensed establishments in the Czech Republic.

The amount of cumulative goodwill in respect of purchased subsidiary and associated undertakings which has been set off against shareholders' funds prior to 31 March 1998 was US$172 million (R1,375 million) at 31 March 2001 (2000: US$187 million (R1,220 million) and 1999: US$695 million (R4,316 million)).

12. Tangible assets

	Assets in course of construction US$m	Land and buildings US$m	Plant, vehicles and systems US$m	Containers US$m	Total US$m
Cost or valuation					
At 31 March 1998	84	637	1,876	231	2,828
Exchange adjustments	(15)	(77)	(278)	(51)	(421)
Additions	258	35	207	104	604
Transfer from stock	—	—	—	5	5
Arising on acquisition of subsidiary undertakings	—	11	52	20	83
Disposals	—	(19)	(55)	(5)	(79)
Deposit price increase	—	—	—	24	24
Breakages and shrinkage	—	—	—	(12)	(12)
Impairment of Russian brewery assets	(71)	—	—	—	(71)
Transfers	(154)	29	125	—	—
At 31 March 1999	102	616	1,927	316	2,961
Exchange adjustments	(9)	(40)	(133)	(26)	(208)
Additions	181	25	148	76	430
Transfer (to)/from other assets	(1)	(1)	13	—	11
Arising on acquisition of subsidiary undertakings	4	107	219	55	385
Arising on disposal of subsidiary undertaking	—	(98)	(352)	—	(450)
Disposals	—	(6)	(32)	(4)	(42)
Deposit price increase	—	—	—	4	4
Breakages and shrinkage	—	—	—	(10)	(10)
Transfers	(193)	68	124	1	—
Write offs	—	(1)	(3)	(3)	(7)
Impairment of Hungarian brewery assets	—	(4)	(3)	—	(7)
At 31 March 2000	84	666	1,908	409	3,067
Exchange adjustments	(8)	(75)	(248)	(56)	(387)
Additions	216	23	67	37	343
Transfer from/(to) other assets	1	2	(1)	—	2
Arising on acquisition of subsidiary undertaking	—	1	1	—	2
Arising on disposal of subsidiary undertaking	—	(2)	(13)	—	(15)
Disposals	—	(4)	(41)	(7)	(52)
Deposit price increase	—	—	—	3	3
Breakages and shrinkage	—	—	—	(11)	(11)
Transfers	(196)	(1)	180	17	—
Write offs	—	(3)	(15)	(2)	(20)
At 31 March 2001	**97**	**607**	**1,838**	**390**	**2,932**
Depreciation					
At 31 March 1998	—	106	809	103	1,018
Exchange adjustments	—	(17)	(129)	(19)	(165)
Provided during the year	—	20	184	41	245
Disposals	—	(5)	(40)	(1)	(46)
Arising on acquisition of subsidiary undertakings	—	2	12	6	20

	Assets in course of construction US$m	Land and buildings US$m	Plant, vehicles and systems US$m	Containers US$m	Total US$m
Depreciation					
At 31 March 1999	—	106	836	130	1,072
Exchange adjustments	—	(6)	(55)	(12)	(73)
Provided during the year	—	16	173	35	224
Disposals	—	(2)	(22)	—	(24)
Arising on acquisition of subsidiary undertakings	—	20	108	37	165
Arising on disposal of subsidiary undertaking	—	(25)	(185)	—	(210)
At 31 March 2000	—	109	855	190	1,154
Exchange adjustments	—	(12)	(121)	(23)	(156)
Provided during the year	—	15	152	34	201
Disposals	—	(1)	(34)	(3)	(38)
Arising on disposal of subsidiary undertaking	—	(1)	(7)	—	(8)
Transfers	—	(3)	3	—	—
Write offs	—	—	(5)	—	(5)
At 31 March 2001	—	**107**	**843**	**198**	**1,148**
Net book amount					
At 31 March 1999	102	510	1,091	186	1,889
At 31 March 2000	84	557	1,053	219	1,913
At 31 March 2001	**97**	**500**	**995**	**192**	**1,784**

	Assets in course of construction Rm	Land and buildings Rm	Plant, vehicles and systems Rm	Containers Rm	Total Rm
Cost or valuation					
At 31 March 1998	423	3,209	9,452	1,163	14,247
Exchange adjustments	(4)	279	568	4	847
Additions	1,517	204	1,220	613	3,554
Transfer from stock	—	—	—	29	29
Arising on acquisition of subsidiary undertakings	—	63	294	119	476
Disposals	—	(112)	(321)	(30)	(463)
Deposit price increase	—	—	—	140	140
Breakages and shrinkage	—	—	—	(72)	(72)
Impairment of Russian brewery assets	(400)	—	—	—	(400)
Transfers	(902)	177	733	(8)	—
At 31 March 1999	634	3,820	11,946	1,958	18,358
Exchange adjustments	(25)	(20)	(184)	(20)	(249)
Additions	1,118	155	911	466	2,650
Transfer (to)/from other assets	(5)	(10)	80	1	66
Arising on acquisition of subsidiary undertakings	23	657	1,342	338	2,360
Arising on disposal of subsidiary undertaking	—	(605)	(2,170)	—	(2,775)
Disposals	—	(36)	(195)	(25)	(256)
Deposit price increase	—	—	—	22	22
Breakages and shrinkage	—	—	—	(64)	(64)
Transfers	(1,189)	418	766	5	—
Write offs	—	(7)	(15)	(16)	(38)
Write down of Hungarian brewery assets	—	(26)	(21)	—	(47)
At 31 March 2000	556	4,346	12,460	2,665	20,027
Exchange adjustments	71	402	937	180	1,590
Additions	1,583	168	488	272	2,511
Transfer from/(to) other assets	5	11	(8)	2	10
Arising on acquisition of subsidiary undertaking	—	4	7	—	11
Arising on disposal of subsidiary undertaking	—	(18)	(92)	—	(110)
Disposals	—	(30)	(300)	(51)	(381)
Deposit price increase	—	—	—	24	24
Breakages and shrinkage	—	—	—	(78)	(78)
Transfers	(1,439)	(5)	1,317	127	—
Write offs	—	(20)	(108)	(18)	(146)
At 31 March 2001	**776**	**4,858**	**14,701**	**3,123**	**23,458**

	Assets in course of construction Rm	Land and buildings Rm	Plant, vehicles and systems Rm	Containers Rm	Total Rm
Depreciation					
At 31 March 1998	—	530	4,075	519	5,124
Exchange adjustments	—	29	193	19	241
Provided during the year	—	117	1,080	242	1,439
Disposals	—	(30)	(231)	(8)	(269)
Arising on acquisition of subsidiary undertakings	—	9	70	35	114
Arising on disposal of subsidiary undertakings	—	—	(2)	—	(2)
At 31 March 1999	—	655	5,185	807	6,647
Exchange adjustments	—	(7)	(56)	(7)	(70)
Provided during the year	—	100	1,064	214	1,378
Disposals	—	(9)	(133)	(3)	(145)
Arising on acquisition of subsidiary undertakings	—	122	660	229	1,011
Arising on disposal of subsidiary undertaking	—	(150)	(1,139)	—	(1,289)
At 31 March 2000	—	711	5,581	1,240	7,532
Exchange adjustments	—	75	365	120	560
Provided during the year	—	107	1,116	249	1,472
Disposals	—	(10)	(248)	(21)	(279)
Arising on disposal of subsidiary undertaking	—	(3)	(56)	—	(59)
Transfers	—	(21)	21	—	—
Write offs	—	—	(36)	—	(36)
At 31 March 2001	**—**	**859**	**6,743**	**1,588**	**9,190**
Net book amount					
At 31 March 1999	634	3,165	6,761	1,151	11,711
At 31 March 2000	556	3,635	6,879	1,425	12,495
At 31 March 2001	**776**	**3,999**	**7,958**	**1,535**	**14,268**

	2001 US$m	2000 US$m	1999 US$m	2001 Rm	2000 Rm	1999 Rm
Freehold	**420**	484	420	**3,358**	3,163	2,608
Long leaseholds (over 50 years unexpired)	**13**	14	24	**107**	89	149
Short leaseholds (under 50 years unexpired)	**67**	59	66	**534**	383	408
	500	557	510	**3,999**	3,635	3,165

Included in land and buildings is a total of US$56 million (R447 million) (2000: US$57 million (R373 million) and 1999: US$59 million (R367 million)) of freehold land which is not depreciated.

On adoption of FRS15—"Tangible Fixed assets"—in 2000, the group retained the book value of previously revalued land and buildings.

The comparable amounts under the historical cost convention for the freehold land and general purpose buildings are:

	2001 US$m	2000 US$m	1999 US$m	2001 Rm	2000 Rm	1999 Rm
Historical cost	**581**	613	593	**4,651**	4,005	3,679
Aggregate depreciation based on cost	**(101)**	(101)	(101)	**(810)**	(662)	(625)
Net book amount	**480**	512	492	**3,841**	3,343	3,054

Included in the amounts for plant, vehicles and systems are the following amounts relating to assets held under finance leases:

	2001 US$m	2000 US$m	1999 US$m	2001 Rm	2000 Rm	1999 Rm
Cost	**78**	93	43	**622**	608	269
Aggregate depreciation	**(33)**	(31)	(19)	**(259)**	(203)	(116)
Net book amount	**45**	62	24	**363**	405	153

Included in the amounts for plant, vehicles and systems are the following amounts in respect of interest capitalised:

	2001 US$m	2000 US$m	1999 US$m	2001 Rm	2000 Rm	1999 Rm
At beginning of year	**14**	13	18	**92**	82	89
Exchange adjustments	**(3)**	(1)	(4)	**1**	(3)	(2)
Capitalised during the year	**4**	2	1	**31**	14	8
Amortised	**—**	—	(2)	**—**	(1)	(13)
At end of year	**15**	14	13	**124**	92	82

13. Investments in associates

	Investments US$m	Loans US$m	Total US$m	Investments Rm	Loans Rm	Total Rm
At 31 March 1998	295	45	340	1,486	229	1,715
Exchange adjustments	(47)	(4)	(51)	73	13	86
Additions	90	6	96	527	39	566
Arising on purchase of Suncrush business	4	—	4	24	—	24
Share of retained profit after tax in the year	39	—	39	227	—	227
Share of reserve movements in the year	2	—	2	13	—	13
Repayments	—	(29)	(29)	—	(170)	(170)
Deferred consideration reversal	(15)	—	(15)	(82)	—	(82)
Transfer to current assets	—	(3)	(3)	—	(18)	(18)
Reduction in Safelite net liabilities transferred to provisions	(60)	—	(60)	(354)	—	(354)
Variation of interest in Safelite	19	—	19	114	—	114
At 31 March 1999	327	15	342	2,028	93	2,121
Exchange adjustments	(13)	(2)	(14)	36	—	36
Additions	14	8	22	88	51	139
Disposals	(1)	(4)	(5)	(5)	(23)	(28)
Arising on disposal of subsidiary undertaking	(8)	—	(8)	(48)	—	(48)
Share of retained profit after tax in the year	29	—	29	176	—	176
Share of reserve movements in the year	(1)	—	(1)	(4)	—	(4)
Repayments	—	(2)	(2)	—	(16)	(16)
Transfer from current assets	—	3	3	—	18	18
Increase in Safelite net liabilities transferred to provisions	14	—	14	86	—	86
At 31 March 2000	361	19	380	2,357	123	2,480
Exchange adjustments	(53)	(7)	(60)	105	2	107
Additions	42	38	80	312	278	590
Disposals	(50)	(3)	(53)	(369)	(20)	(389)
Share of retained profit after tax in the year	23	—	23	171	—	171
Goodwill amortised	(1)	—	(1)	(4)	—	(4)
Impairment of Monyaka	—	(5)	(5)	—	(35)	(35)
Transfers	(6)	6	—	(43)	43	—
Transfers to current assets	—	(1)	(1)	—	(10)	(10)
Share of reserve movements in the year	1	—	1	6	—	6
At 31 March 2001	**317**	**47**	**364**	**2,535**	**381**	**2,916**

The analysis of associated undertakings between listed and unlisted investments is shown below:

	2001 US$m	2000 US$m	1999 US$m	2001 Rm	2000 Rm	1999 Rm
At carrying value						
Listed	**95**	120	116	**759**	782	723
Unlisted	**222**	241	211	**1,776**	1,575	1,305
	317	361	327	**2,535**	2,357	2,028
At market value						
Listed	**99**	136	108	**791**	891	671

The group's aggregate share of certain balance sheet captions of its associated undertakings for the years ended 31 March were as follows:

	2001 US$m	2000 US$m	1999 US$m	2001 Rm	2000 Rm	1999 Rm
Share of assets						
Share of fixed assets	**393**	437	457	**3,143**	2,852	2,834
Share of current assets	**171**	230	326	**1,365**	1,501	2,021
	564	667	783	**4,508**	4,353	4,855
Share liabilities						
Liabilities due within one year	**134**	164	257	**1,072**	1,073	1,593
Liabilities due after one year	**114**	81	359	**909**	527	2,226
	248	245	616	**1,981**	1,600	3,819
Share of net assets	**316**	422	167	**2,527**	2,753	1,036

The above is reconciled to the carrying value of investments in associated undertakings as follows:

	2001 US$m	2000 US$m	1999 US$m	2001 Rm	2000 Rm	1999 Rm
Share of net assets	**316**	422	167	**2,527**	2,753	1,036
Equity minority interest	**(11)**	(64)	(77)	**(92)**	(416)	(479)
Goodwill capitalised	**12**	3	4	**100**	20	25
Safelite net liabilities included in provisions	**—**	—	233	**—**	—	1,446
Investments in associates	**317**	361	327	**2,535**	2,357	2,028

14. Other fixed asset investments

	Investments US$m	Loans US$m	Total US$m	Investments Rm	Loans Rm	Total Rm
At 31 March 1998	30	23	53	152	115	267
Exchange adjustments	(6)	(5)	(11)	2	(9)	(7)
Additions	19	1	20	109	8	117
Arising on acquisition of subsidiary undertakings	5	—	5	27	—	27
Disposals	(12)	(11)	(23)	(69)	(66)	(135)
Repayments	—	—	—	—	(2)	(2)
Provisions for diminution in value	—	(1)	(1)	—	(3)	(3)
Write off of investment	(1)	—	(1)	(5)	—	(5)
At 31 March 1999	35	7	42	216	43	259
Exchange adjustments	(2)	(1)	(3)	210	(2)	208
Additions	564	6	570	3,470	39	3,509
Arising on disposal of subsidiary undertaking	(4)	(1)	(5)	(24)	(3)	(27)
Repayments	—	—	—	—	(1)	(1)
Provisions for diminution in value	(4)	—	(4)	(27)	—	(27)
Transfer (to)/from other assets	(9)	—	(9)	(60)	3	(57)
Preference share investment	18	—	18	114	—	114
At 31 March 2000	598	11	609	3,899	79	3,978
Exchange adjustments	(5)	(2)	(7)	875	(2)	873
Additions	61	12	73	445	87	532
Disposals	(16)	(5)	(21)	(117)	(39)	(156)
Provisions for diminution in value	(1)	—	(1)	(6)	—	(6)
Transfer to short term investments	—	(1)	(1)	—	(6)	(6)
At 31 March 2001	**637**	**15**	**652**	**5,096**	**119**	**5,215**

In the year ended 31 March 2000, Safari Limited (a special purpose vehicle established and financed by a wholly-owned subsidiary of SAB plc) acquired 77,368,338 SAB plc shares at an initial price of R44.05 per share. In terms of the agreement, a top-up payment of R5.95 per share, representing a total cost of R460 million (US$58 million) was accrued for at 31 March 2001 and paid to the Bevcon shareholders on 3 April 2001. The carrying value and market value of these shares at 31 March 2001 was US$618 million (R4,944 million) and US$508 million (R4,062 million) respectively (2000: US$560 million (R3,660 million) and US$593 million (R3,868 million)).

Apart from the shares housed within Safari Limited, all amounts included above are unlisted investments except for Edgars which is carried at a nominal value, and has a market value at 31 March 2001 attributable to SAB plc of US$29 million (R236 million) (2000: US$121 million (R791 million) (1999: US$57 million (R356 million))) and a further 322,626 (2000: 801,626 and 1999: 616,148) own shares held which had a carrying value of US$2 million (R15 million) (2000: US$6 million (R36 million) (1999: US$5 million (R34 million))) and a market value at 31 March 2001 of US$2 million (R17 million) (2000: US$6 million (R40 million) (1999: US$5 million (R33 million))). The interest in own shares represents shares held by the employee benefit trusts, for the purposes of the various executive share incentive schemes, further details of

which are disclosed in the report on directors' remuneration. The shares currently rank *pari passu* with all other ordinary shares.

The preference share investment relates to an investment comprising 61,142,308 preference shares of SA 1 cent each in GSA Exco Investments No. 2 (Pty) Ltd and 52,407,692 10.6 per cent. preference shares of SA 1 cent each in Springbok Management (Nominees) (Pty) Ltd which holds 18.85 per cent. and 16.15 per cent. respectively of Plate Glass Holdings (Pty) Ltd.

15. Stock

	2001 US$m	2000 US$m	1999 US$m	2001 Rm	2000 Rm	1999 Rm
Raw materials and consumable stores	**96**	107	123	**769**	698	766
Work in progress	**31**	31	26	**244**	207	161
Finished goods and goods for resale	**78**	85	193	**624**	553	1,194
	205	223	342	**1,637**	1,458	2,121

There is no material difference between the replacement cost and book value of stock.

16. Debtors

	2001 US$m	2000 US$m	1999 US$m	2001 Rm	2000 Rm	1999 Rm
Trade debtors	**183**	204	381	**1,464**	1,332	2,359
Proceeds receivable on disposal of associates	**3**	5	—	**28**	31	—
Amounts owed by associates						
trade	**9**	—	—	**70**	—	2
other loans	**1**	—	3	**10**	—	19
Pension prepayments	**—**	—	2	**—**	—	14
VAT, tax and other Government receivables	**14**	15	15	**113**	96	90
Prepayments and accrued income	**55**	65	81	**439**	424	501
Staff and other loans	**14**	15	30	**110**	98	184
Other debtors	**30**	31	59	**238**	205	372
	309	335	571	**2,472**	2,186	3,541

17. Current assets investments

	2001 US$m	2000 US$m	1999 US$m	2001 Rm	2000 Rm	1999 Rm
Short-term bank deposits	**52**	119	612	**416**	780	3,793
Short-term portion of fixed asset investment	**1**	—	—	**6**	—	—
	53	119	612	**422**	780	3,793

18. Creditors—amounts falling due within one year

	2001 US$m	2000 US$m	1999 US$m	2001 Rm	2000 Rm	1999 Rm
Short-term borrowings	**99**	252	104	**798**	1,648	647
Bank overdrafts	**86**	49	161	**685**	320	998
Obligations under finance lease and hire purchase contracts	**21**	7	13	**168**	42	78
Interest bearing borrowings	**206**	308	278	**1,651**	2,010	1,723
Trade creditors	**126**	127	231	**1,005**	832	1,434
Accruals and deferred income	**171**	177	215	**1,368**	1,153	1,331
Containers in the hands of customers	**99**	96	74	**795**	625	460
Payroll related creditors	**29**	31	71	**233**	203	440
Deferred consideration for acquisitions	**21**	251	31	**172**	1,639	191
Amounts owed to associates	**8**	14	20	**61**	91	122
Dividends payable to SAB plc shareholders	**129**	129	—	**1,032**	911	—
Dividends payable to external minorities	**29**	43	23	**228**	283	145
Corporate taxation	**71**	84	137	**567**	548	852
Excise duty payable	**60**	60	65	**476**	392	403
Value added tax payable	**21**	20	35	**172**	129	219
Bevcon shareholders (see note 14)	**58**	—	—	**460**	—	—
Other creditors	**36**	50	55	**294**	330	339
	1,064	1,390	1,235	**8,514**	9,146	7,659

Included in the payroll related creditors is a balance of US$9 million (R75 million) (2000: US$4 million (R27 million)), as a result of the contribution holiday in the South African Breweries Staff Provident Fund.

19. Creditors—amounts falling due after one year

	2001 US$m	2000 US$m	1999 US$m	2001 Rm	2000 Rm	1999 Rm
Long-term borrowings	**777**	260	658	**6,219**	1,700	4,085
Obligations under finance lease and hire purchase contracts	**70**	34	17	**559**	223	101
Interest bearing borrowings	**847**	294	675	**6,778**	1,923	4,186
Deferred consideration for acquisitions	**—**	—	83	**—**	—	516
Other creditors	**7**	3	4	**50**	15	17
	854	297	762	**6,828**	1,938	4,719

Deferred consideration for acquisitions and other creditors represent amounts falling due between one and two years.

20. Borrowings

	2001 US$m	2000 US$m	1999 US$m	2001 Rm	2000 Rm	1999 Rm
Unsecured bank loans	**879**	326	587	**7,033**	2,130	3,641
Other loans						
Unsecured R1bn 14% corporate bond 2000	**—**	153	160	**—**	999	992
Unsecured debentures and loan stock	**35**	43	5	**284**	280	34
Other unsecured loans	**—**	1	59	**4**	5	367
8.5 per cent. promissory note secured by guarantee	**—**	—	80	**—**	—	496
Secured debentures and loan stock	**8**	9	—	**60**	57	—
Other secured loans	**40**	29	32	**321**	197	200
	962	561	923	**7,702**	3,668	5,730
Obligations under finance lease and hire purchase contracts	**91**	41	30	**727**	265	179
	1,053	602	953	**8,429**	3,933	5,909
Included in amounts falling due within one year	**(206)**	(308)	(278)	**(1,651)**	(2,010)	(1,723)
	847	294	675	**6,778**	1,923	4,186
Amounts falling due:						
Between one and two years	**171**	168	241	**1,374**	1,099	1,493
Between one and five years	**668**	75	361	**5,342**	492	2,237
In five years or more	**8**	51	73	**62**	332	456
Included within amounts falling due after one year	**847**	294	675	**6,778**	1,923	4,186

The maturity of obligations under finance lease and hire purchase contracts is as follows:

	2001 US$m	2000 US$m	1999 US$m	2001 Rm	2000 Rm	1999 Rm
Between one and five years	**70**	34	17	**557**	222	107
After five years	**—**	—	2	**2**	1	9
Included in amounts falling due after one year	**70**	34	19	**559**	223	116
Finance charges allocated to future periods	**—**	—	(2)	**—**	—	(15)
	70	34	17	**559**	223	101
Included in amounts falling due within one year	**21**	7	13	**168**	42	78
Obligations under finance lease and hire purchase contracts	**91**	41	30	**727**	265	179

Borrowings are secured by various of the group's fixed assets which had an aggregate net book value as follows:

	2001 US$m	2000 US$m	1999 US$m	2001 Rm	2000 Rm	1999 Rm
Aggregate net book values	**270**	180	131	**2,162**	1,174	811

21. Provisions for liabilities and charges

	Safelite US$m	Demerged entities US$m	Bottles and containers US$m	Post-retirement benefits US$m	Other US$m	Deferred taxation US$m	Total US$m
At 31 March 1998	293	112	25	24	38	41	533
Exchange adjustments	—	(19)	—	(5)	(3)	(13)	(40)
Charged/(credited) to profit and loss account	—	—	—	7	21	(6)	22
Credited to shareholders' funds	—	(31)	—	—	—	—	(31)
Utilised in the year	—	—	(15)	(1)	(7)	—	(23)
Reduction in Safelite net liabilities transferred from associates	(60)	—	—	—	—	—	(60)
At 31 March 1999	233	62	10	25	49	22	401
Exchange adjustments	—	(2)	—	(1)	(3)	(1)	(7)
Increase in Safelite net liabilities transferred from associates	14	—	—	—	—	—	14
Arising on the acquisition of subsidiary undertakings	—	—	—	—	2	5	7
Arising on the disposal of subsidiary undertakings	(247)	—	—	(3)	—	2	(248)
Charged/(credited) to profit and loss account	—	—	(7)	9	8	(3)	7
Utilised in the year	—	(16)	(3)	(1)	(16)	—	(36)
At 31 March 2000	—	44	—	29	40	25	138
Exchange adjustments	—	(8)	—	(3)	(3)	(3)	(17)
Charged/(credited) to profit and loss account	—	—	—	4	3	(5)	2
Utilised in the year	—	(11)	—	(3)	(15)	—	(29)
Transfer to creditors	—	—	—	(5)	—	—	(5)
At 31 March 2001	**—**	**25**	**—**	**22**	**25**	**17**	**89**

	Safelite Rm	Demerged entities Rm	Bottles and containers Rm	Post-retirement benefits Rm	Other Rm	Deferred taxation Rm	Total Rm
At 31 March 1998	1,479	562	126	122	190	207	2,686
Exchange adjustments	321	—	21	(1)	33	(33)	341
Charged/(credited) to profit and loss account	—	—	—	42	125	(36)	131
Utilised in the year	—	—	(85)	(7)	(48)	—	(140)
Credit to shareholders' funds	—	(179)	—	—	—	—	(179)
Reduction in Safelite net liabilities transferred from associates	(354)	—	—	—	—	—	(354)
At 31 March 1999	1,446	383	62	156	300	138	2,485
Exchange adjustments	5	—	(2)	(2)	6	2	9
Increase in Safelite net liabilities transferred from associates	86	—	—	—	—	—	86
Arising on the acquisition of subsidiary undertakings	—	—	—	—	11	30	41
Arising on the disposal of subsidiary undertakings	(1,537)	—	—	(13)	—	11	(1,539)
Charged/(credited) to profit and loss account	—	—	(42)	57	43	(17)	41
Utilised in the year	—	(98)	(18)	(6)	(98)	—	(220)
At 31 March 2000	—	285	—	192	262	164	903
Exchange adjustments	—	—	—	15	25	7	47
Charged/(credited) to profit and loss account	—	—	—	24	25	(36)	13
Utilised in the year	—	(82)	—	(19)	(112)	—	(213)
Transfer to creditors	—	—	—	(35)	—	—	(35)
At 31 March 2001	—	**203**	—	**177**	**200**	**135**	**715**

Safelite

Following the disposal of PGSI on 30 November 1999, the provision in respect of Safelite Glass Corporation's net liabilities is no longer required.

Demerged entities

During the year ended 31 March 1998, the group recognised a provision of US$117 million (R562 million) for the disposal of certain demerged entities in relation to equity injections which were not regarded as recoverable, as well as potential liabilities arising on warranties and the sale agreements. During the year ended 31 March 2001, US$11 million (R82 million) (2000: US$16 million (R98 million)) was further utilised in regard to the disposal of SAB Limited's former retail interests. The residual US$25 million (R203 million) (2000: US$44 million (R285 million)) relates mainly to the disposal of OK Bazaars (1929) Limited to Shoprite Holdings Limited ("Shoprite"). A number of claims were made by Shoprite in relation to the valuation of the net assets of OK Bazaars at the time of the sale and for alleged breaches by SAB Limited of warranties contained in the sale agreements. These claims are being contested by SAB Limited and have been submitted for dispute resolution to independent accountants acting as experts and not as arbitrators. In March 2000 an opinion was received from the experts but subsequent to that Shoprite has instituted action against the independent experts and SAB Limited

indicating an intention to refute the expert opinion. While full provision for all claims has already been made on the basis of prudence, the actual outcome of the dispute cannot be estimated by the directors at this time. The further information ordinarily required by Financial Reporting Standard 12—"Provisions, Contingent Liabilities and Contingent Assets"—has not been disclosed on the grounds that it can be expected to seriously prejudice the outcome of the dispute.

Bottles and containers

The group previously recognised a provision in respect of deposits payable on non-branded bottles and containers used by entities within the SAB International businesses. The provision related to those territories where a homogeneous bottle or container was used by all brewers and a deposit system was in operation. In those circumstances, it was not possible to identify if a particular bottle or container was originally issued by an SAB International entity and thus the potential liability of the group took into account the overall bottle and container population. The group therefore included an estimate of the potential liability it may have had in respect of bottles and containers which were in general circulation, taking into account the size of the overall pool, the number of bottles and containers it had issued and the return rates. The level of this provision was dependent on these factors and the extent to which, in certain territories, unbranded bottles and containers were being replaced by branded bottles and containers. As at 31 March 2000, the group no longer required a provision and where reversals of this provision have occurred, some or all of it has been credited against the corresponding asset balance for bottles and containers.

Post-retirement benefits

The provision for post-retirement benefits represents the provision for medical benefits for retired employees and their dependants in South Africa. The principal assumptions on which this provision is based are disclosed in note 32.

Other provisions

At 31 March 2001 the group retained US$25 million (R200 million) (2000: US$40 million (R262 million)) of other provisions. The principal individual components of this amount are as follows:

The group has recognised various provisions, totalling US$15 million (R117 million) at 31 March 2001, (2000: US$27 million (R174 million)) in relation to taxation exposures it believes may arise in respect of a number of group companies. The provisions principally relate to corporate taxation within the SAB International businesses and are not individually significant. Any settlement in respect of these amounts will occur as and when the assessments are finalised with the respective tax authorities.

US$3 million (R27 million) of provisions in respect of outstanding litigation within the SAB International operations have been retained, none of which are expected to have adverse material consequences to the group.

Deferred taxation

The major component of the deferred tax provision arises from accelerated fixed asset allowances which are anticipated to reverse in the foreseeable future.

22. Share capital

	2001 US$000	2000 US$000	1999 US$000
Group and company			
Authorised share capital			
2,000,000,000 ordinary shares of US10 cents each (2000 and 1999: 2,000,000,000)	**200,000**	200,000	200,000
50,000 deferred shares of £1 each (2000 and 1999: 50,000)	**80**	80	80
Issued share capital			
774,999,384 ordinary shares of US10 cents each (2000: 774,264,384 and 1999: 773,638,384)	**77,500**	77,426	77,368
50,000 deferred shares of £1 each (2000 and 1999: 50,000)	**80**	80	80

	Ordinary shares of US10 cents each '000	Deferred shares of £1 each '000	Nominal value US$000	R000
At 31 March 1998	—	—	—	—
Issue of shares on acquisition of the SAB Limited businesses	726,954	—	72,695	449,255
Issue of shares to SAB shareholders	46,729	—	4,673	28,879
Issue of shares to Lochside Nominees Limited	—	50	80	494
At 31 March 1999	773,683	50	77,448	478,628
Issue of shares	581	—	58	357
At 31 March 2000	774,264	50	77,506	478,985
Issue of shares	735	—	74	559
At 31 March 2001	**774,999**	**50**	**77,580**	**479,544**

In terms of the SAB Executive Share Purchase Scheme, a total of 735,000 new ordinary shares were allotted and issued during the year ended 31 March 2001 (2000: 581,000). Prior to the issue of these shares the issued capital consisted of 774,264,384 (2000: 773,683,384) ordinary shares of US10 cents each. Subsequent to the issue of these shares, the issued capital consisted of 774,999,384 (2000: 774,266,384) ordinary shares of US10 cents each.

The authorised share capital remains unchanged at 2,000,000,000 ordinary shares of US10 cents.

The deferred shares do not carry any voting rights and do not entitle holders thereof to receive any dividends or other distributions.

The following options have been granted over SAB plc ordinary shares pursuant to the SAB Executive Share Purchase Scheme and have not been exercised:

				Exercise period	
Date of grant	RSA scheme	Ordinary shares	Exercise price R	Earliest date	Latest date
21 May 1992		80,000	23.24	21.05.1997	21.05.2002
11 November 1992		60,000	22.60	11.11.1997	11.11.2002
24 May 1993		120,000	25.38	24.05.1998	24.05.2003
10 November 1993		110,000	27.19	10.11.1998	10.11.2003
14 April 1994		234,000	34.55	14.04.1999	14.04.2004
28 October 1994		100,000	40.09	28.10.1999	28.10.2004
24 May 1995		78,000	44.46	24.05.2000	24.05.2005
15 August 1995		40,000	47.87	15.08.2000	15.08.2005
29 September 1995		60,000	48.77	29.09.2000	29.09.2005
21 November 1995		115,000	51.18	21.11.2000	21.11.2005
29 May 1996		1,350,000	53.63	29.05.2001	29.05.2006
20 August 1996		470,000	50.43	20.08.2001	20.08.2006
31 January 1997		40,000	52.14	31.01.2002	31.01.2007
28 May 1997		622,000	53.95	28.05.2002	28.05.2007
12 November 1997		316,000	53.10	21.11.2002	21.11.2007
19 January 1998		585,000	48.62	19.01.2003	19.01.2008
18 August 1998		70,000	43.29	18.08.2003	18.08.2008
14 September 1998		716,000	32.84	14.09.2003	14.09.2008
11 November 1998		1,786,000	46.40	11.11.2003	11.11.2008
27 May 1999		172,500	50.90	27.05.2004	27.05.2009
1 September 1999		35,000	50.05	01.09.2004	01.09.2009
25 November 1999		300,500	56.50	25.11.2004	25.11.2009
2 June 2000		711,500	43.09	02.06.2005	02.06.2010
1 December 2000		1,260,000	45.97	01.12.2005	01.12.2010
Total		9,431,500			

The following options have been granted over SAB plc ordinary shares pursuant to the SAB plc Executive Share Purchase Scheme and have not been exercised:

				Exercise period	
Date of grant	UK scheme	Ordinary Shares	Exercise price £	Earliest date	Latest date
9 March 1999		407,206	4.85	09.03.2002	09.03.2009
16 March 1999*		44,688	5.37	16.03.2002	16.03.2009
27 May 1999		166,537	5.17	27.05.2002	27.05.2009
27 May 1999*		5,802	5.17	27.05.2002	27.05.2009
1 September 1999		12,180	5.14	01.09.2002	01.09.2009
2 June 2000		1,293,477	4.11	01.06.2003	02.06.2010
2 June 2000*		21,897	4.11	01.06.2003	02.06.2010
1 December 2000		58,380	4.22	01.12.2003	01.12.2010
1 December 2000*		7,109	4.22	01.12.2003	01.12.2010
Total		2,017,276			

* *SAB plc Approved Share Option Scheme*

The following shares have been awarded conditionally under the SAB Executive Performance Share Awards Scheme and have not yet vested:

Date of award	Ordinary shares	Exercise price £	Date by which performance condition must be met
9 March 1999	190,057	1.00	09.03.2002
1 June 2000	261,383	nil	01.06.2003
	451,440		

23. Reserves

	Share premium US$m	Revaluation and other reserves US$m	Profit and loss reserve US$m	Total US$m	Share premium Rm	Revaluation and other reserves Rm	Profit and loss reserve Rm	Total Rm
At 31 March 1998	—	42	1,056	1,098	—	256	5,280	5,536
Share capital arising on acquisition of the SAB Ltd businesses	—	—	(72)	(72)	—	—	(449)	(449)
Share premium arising on acquisition of the SAB Ltd businesses	1,058	—	(1,058)	—	6,539	—	(6,539)	—
Issue of shares to SAB shareholders	317	—	—	317	1,959	—	—	1,959
Listing and share issue costs	(14)	—	(59)	(73)	(86)	—	(365)	(451)
Profit for the financial year	—	—	320	320	—	—	1,884	1,884
Deficit on revaluation of fixed assets	—	(2)	—	(2)	—	(9)	—	(9)
Exchange movements	—	—	(202)	(202)	—	—	463	463
Share of movement in reserves of associates	—	1	—	1	—	7	—	7
Gain arising on the acquisition of Suncrush	—	—	52	52	—	—	290	290
Unrealised loss arising on the dilution of Safelite interest	—	—	(2)	(2)	—	—	(13)	(13)
Goodwill written back on the dilution of Safelite interest	—	—	16	16	—	—	94	94
Transfers	—	4	(4)	—	—	25	(25)	—
Other movements	—	—	(4)	(4)	—	—	(29)	(29)
Movement in funding to demerged entities	—	—	177	177	—	—	796	796

	Share premium US$m	Revaluation and other reserves US$m	Profit and loss reserve US$m	Total US$m	Share premium Rm	Revaluation and other reserves Rm	Profit and loss reserve Rm	Total Rm
At 31 March 1999	**1,361**	**45**	**220**	**1,626**	**8,412**	**279**	**1,387**	**10,078**
Issue of shares to SAB plc shareholders..........	3	—	—	3	16	—	—	16
Profit for the financial year	—	—	484	484	—	—	2,979	2,979
Dividends declared...	—	—	(179)	(179)	—	—	(1,212)	(1,212)
Exchange movements	—	—	(122)	(122)	—	—	12	12
Share of movement in reserves of associates	—	(1)	—	(1)	—	(4)	—	(4)
Goodwill written back on the sale of PGSI	—	—	278	278	—	—	1,721	1,721
Transfers	—	(4)	4	—	—	(29)	29	—
Other movements	—	(3)	(2)	(5)	—	(21)	(6)	(27)
At 31 March 2000	**1,364**	**37**	**683**	**2,084**	**8,428**	**225**	**4,910**	**13,563**
Issue of shares to SAB plc shareholders..........	3	—	—	3	22	—	—	22
Profit for the financial year	—	—	359	359	—	—	2,635	2,635
Dividends declared...	—	—	(174)	(174)	—	—	(1,279)	(1,279)
Exchange movements	—	—	(245)	(245)	—	—	1,410	1,410
Share of movement in reserves of associates	—	—	1	1	—	—	6	6
Transfers	—	(6)	6	—	—	(44)	44	—
Other movements	—	—	(5)	(5)	—	—	(36)	(36)
At 31 March 2001	**1,367**	**31**	**625**	**2,023**	**8,450**	**181**	**7,690**	**16,321**

In accordance with the merger relief provisions of the Companies Act, 1985, the company recorded its investment in SABIFin at the nominal value of the ordinary shares issued as consideration for the SAB Limited businesses acquired. The excess of the carrying value of the investment over the nominal value of the shares was included as share premium. The group profit and loss reserve includes amounts of US$22 million (R267 million), (2000: US$28 million (R172 million) and 1999: US$13 million (R79 million)), the distribution of which is limited by statutory or other restrictions.

In the year to March 2000, goodwill previously written off against reserves in respect of Plate Glass and Shatterprufe Industries Limited, amounting to US$278 million (R1,721 million), was written back to the profit and loss reserve following the disposal of that subsidiary undertaking.

24. Reconciliation of operating profit to net cash inflow from operating activities

	2001 US$m	2000 US$m	1999 US$m	2001 Rm	2000 Rm	1999 Rm
Operating profit	**637**	666	596	**4,671**	4,100	3,500
Depreciation	**167**	189	204	**1,223**	1,164	1,197
Container amortisation	**34**	35	41	**249**	214	242
Container breakages and shrinkage	**11**	10	12	**78**	64	72
Amortisation of intangible fixed assets	**20**	7	2	**147**	43	11
Dividends received from other investments	**(3)**	(2)	(1)	**(25)**	(15)	(3)
Profit on sale of fixed assets	**(6)**	(12)	(9)	**(47)**	(71)	(55)
Non-cash impairment of Monyaka	**5**	—	—	**35**	—	—
Non-cash impairment of Hungarian brewery	—	9	—	—	55	—
Non-cash impairment of Russian Brewery assets	—	—	71	—	—	400
Profit on disposal of Sun International	**(5)**	—	—	**(38)**	—	—
Deferred income	**(12)**	(5)	11	**(83)**	(22)	67
Other non-cash movements	**6**	20	6	**51**	114	58
Net cash inflow from operating activities before working capital movements ("EBITDA")	**854**	917	933	**6,261**	5,646	5,489
Increase in stock	**(15)**	(39)	(3)	**(107)**	(243)	(19)
Increase in debtors	**(42)**	(11)	(107)	**(312)**	(72)	(629)
Increase/(decrease) in creditors	**62**	(3)	65	**456**	(21)	379
Net cash inflow from operating activities	**859**	864	888	**6,298**	5,310	5,220

25. Reconciliation of net cash flow to movement in net debt

	2001 US$m	2000 US$m	1999 US$m	2001 Rm	2000 Rm	1999 Rm
(Decrease)/increase in cash	**(59)**	192	(378)	**(433)**	1,181	(2,305)
Net cash inflow from increase in debt and lease financing	**(487)**	(67)	119	**(3,573)**	(413)	697
Cash inflow from decrease in liquid resources	**(64)**	(503)	419	**(471)**	(3,102)	2,466
Change in net debt resulting from cash flows	**(610)**	(378)	160	**(4,477)**	(2,334)	858
Loans and finance leases acquired with subsidiary undertakings	**—**	(81)	(4)	**—**	(498)	(24)
Loans and finance leases disposed with subsidiary undertaking	**2**	347	—	**15**	2,139	—
Exchange movements	**59**	30	90	**(351)**	92	166
Movement in net debt in the year	**(549)**	(82)	246	**(4,813)**	(601)	1,000
Opening net debt	**(286)**	(204)	(450)	**(1,870)**	(1,269)	(2,269)
Closing net debt	**(835)**	(286)	(204)	**(6,683)**	(1,870)	(1,269)

24. Reconciliation of operating profit to net cash inflow from operating activities

	2001 US$m	2000 US$m	1999 US$m	2001 Rm	2000 Rm	1999 Rm
Operating profit	**637**	666	596	**4,671**	4,100	3,500
Depreciation	**167**	189	204	**1,223**	1,164	1,197
Container amortisation	**34**	35	41	**249**	214	242
Container breakages and shrinkage	**11**	10	12	**78**	64	72
Amortisation of intangible fixed assets	**20**	7	2	**147**	43	11
Dividends received from other investments	**(3)**	(2)	(1)	**(25)**	(15)	(3)
Profit on sale of fixed assets	**(6)**	(12)	(9)	**(47)**	(71)	(55)
Non-cash impairment of Monyaka	**5**	—	—	**35**	—	—
Non-cash impairment of Hungarian brewery	**—**	9	—	**—**	55	—
Non-cash impairment of Russian Brewery assets	**—**	—	71	**—**	—	400
Profit on disposal of Sun International	**(5)**	—	—	**(38)**	—	—
Deferred income	**(12)**	(5)	11	**(83)**	(22)	67
Other non-cash movements	**6**	20	6	**51**	114	58
Net cash inflow from operating activities before working capital movements ("EBITDA")	**854**	917	933	**6,261**	5,646	5,489
Increase in stock	**(15)**	(39)	(3)	**(107)**	(243)	(19)
Increase in debtors	**(42)**	(11)	(107)	**(312)**	(72)	(629)
Increase/(decrease) in creditors	**62**	(3)	65	**456**	(21)	379
Net cash inflow from operating activities	**859**	864	888	**6,298**	5,310	5,220

25. Reconciliation of net cash flow to movement in net debt

	2001 US$m	2000 US$m	1999 US$m	2001 Rm	2000 Rm	1999 Rm
(Decrease)/increase in cash	**(59)**	192	(378)	**(433)**	1,181	(2,305)
Net cash inflow from increase in debt and lease financing	**(487)**	(67)	119	**(3,573)**	(413)	697
Cash inflow from decrease in liquid resources	**(64)**	(503)	419	**(471)**	(3,102)	2,466
Change in net debt resulting from cash flows	**(610)**	(378)	160	**(4,477)**	(2,334)	858
Loans and finance leases acquired with subsidiary undertakings	**—**	(81)	(4)	**—**	(498)	(24)
Loans and finance leases disposed with subsidiary undertaking	**2**	347	—	**15**	2,139	—
Exchange movements	**59**	30	90	**(351)**	92	166
Movement in net debt in the year	**(549)**	(82)	246	**(4,813)**	(601)	1,000
Opening net debt	**(286)**	(204)	(450)	**(1,870)**	(1,269)	(2,269)
Closing net debt	**(835)**	(286)	(204)	**(6,683)**	(1,870)	(1,269)

26. Analysis of net debt

	Cash at bank and in hand US$m	Overdraft US$m	Total US$m	Funding due within one year US$m	Funding due after one year US$m	Finance leases due within one year US$m	Finance leases due after one year US$m	Total US$m	Liquid resources US$m	Net debt US$m
At 31 March 1998	415	(25)	390	(369)	(640)	(9)	(9)	(1,027)	187	(450)
Cash flow	(224)	(154)	(378)	207	(74)	1	(15)	119	419	160
Acquisitions (excluding cash and overdrafts)	—	—	—	—	(4)	—	—	(4)	—	(4)
Exchange adjustments	(54)	18	(36)	36	82	—	2	120	6	90
Change in maturity in net debt	—	—	—	22	(22)	(5)	5	—	—	—
At 31 March 1999	137	(161)	(24)	(104)	(658)	(13)	(17)	(792)	612	(204)
Cash flow	71	121	192	(8)	(28)	1	(32)	(67)	(503)	(378)
Acquisitions (excluding cash and overdrafts)	—	—	—	(20)	(70)	(3)	(2)	(95)	14	(81)
Disposals	—	—	—	73	255	2	17	347	—	347
Exchange adjustments	(11)	9	(2)	5	25	4	2	36	(4)	30
Change in maturity in net debt	—	—	—	(216)	216	2	(2)	—	—	—
Loan reclassification	—	(18)	(18)	18	—	—	—	18	—	—
At 31 March 2000	197	(49)	148	(252)	(260)	(7)	(34)	(553)	119	(286)
Cash flow	(11)	(48)	(59)	144	(595)	4	(40)	(487)	(64)	(610)
Disposals	—	—	—	—	—	—	2	2	—	2
Exchange adjustments	(21)	11	(10)	26	32	3	10	71	(2)	59
Change in maturity in net debt	—	—	—	(38)	38	—	—	—	—	—
Loan reclassification	—	—	—	21	8	(21)	(8)	—	—	—
At 31 March 2001	**165**	**(86)**	**79**	**(99)**	**(777)**	**(21)**	**(70)**	**(967)**	**53**	**(835)**

	Cash at bank and in hand Rm	Overdraft Rm	Total Rm	Funding due within one year Rm	Funding due after one year Rm	Finance leases due within one year Rm	Finance leases due after one year Rm	Total Rm	Liquid resources Rm	Net debt Rm
At 31 March 1998	2,091	(126)	1,965	(1,859)	(3,232)	(43)	(40)	(5,174)	940	(2,269)
Cash flow	(1,398)	(907)	(2,305)	1,219	(437)	6	(91)	697	2,466	858
Acquisitions (excluding cash and overdrafts)	—	—	—	—	(24)	—	—	(24)	—	(24)
Exchange adjustments	154	35	189	(133)	(266)	(14)	3	(410)	387	166
Change in maturity in net debt	—	—	—	126	(126)	(27)	27	—	—	—
At 31 March 1999	847	(998)	(151)	(647)	(4,085)	(78)	(101)	(4,911)	3,793	(1,269)
Cash flow	438	743	1,181	(47)	(173)	6	(199)	(413)	(3,102)	(2,334)
Acquisitions (excluding cash and overdrafts)	—	—	—	(124)	(432)	(15)	(14)	(585)	87	(498)
Disposals	—	—	—	450	1,572	15	102	2,139	—	2,139
Exchange adjustments	(2)	43	41	(56)	86	17	2	49	2	92
Change in maturity in net debt	—	—	—	(1,332)	1,332	13	(13)	—	—	—
Loan reclassification	—	(108)	(108)	108	—	—	—	108	—	—
At 31 March 2000	1,283	(320)	963	(1,648)	(1,700)	(42)	(223)	(3,613)	780	(1,870)
Cash flow	(79)	(354)	(433)	1,054	(4,365)	32	(294)	(3,573)	(471)	(4,477)
Disposals	—	2	2	—	—	—	13	13	—	15
Exchange adjustments	120	(13)	107	(76)	(491)	(4)	—	(571)	113	(351)
Change in maturity in net debt	—	—	—	(279)	279	(3)	3	—	—	—
Loan reclassification	—	—	—	151	58	(151)	(58)	—	—	—
At 31 March 2001	**1,324**	**(685)**	**639**	**(798)**	**(6,219)**	**(168)**	**(559)**	**(7,744)**	**422**	**(6,683)**

Note: Liquid resources comprise short-term deposits with banks which mature within 12 months of the date of inception and amounts invested in short-dated liquid instruments.

The group's net debt is denominated in the following currencies:

	Denomination				Denomination			
	US dollars US$m	Rand US$m	Other currencies US$m	Total US$m	US dollars Rm	Rand Rm	Other currencies Rm	Total Rm
Gross borrowings (including overdrafts)................	(181)	(487)	(285)	(953)	(1,122)	(3,023)	(1,764)	(5,909)
Cash at bank and liquid resources........	644	28	77	749	3,995	171	474	4,640
Net debt at 31 March 1999..........................	463	(459)	(208)	(204)	2,873	(2,852)	(1,290)	(1,269)
Gross borrowings (including overdrafts)................	(72)	(344)	(186)*	(602)	(468)	(2,248)	(1,217)	(3,933)
Cash at bank and liquid resources........	126	110	80	316	823	718	522	2,063
Net debt at 31 March 2000..........................	54	(234)	(106)	(286)	355	(1,530)	(695)	(1,870)
Gross borrowings (including overdrafts)................	(562)	(330)	(161)	(1,053)	(4,496)	(2,637)	(1,296)	(8,429)
Cash at bank and liquid resources........	88	31	99	218	707	247	792	1,746
Net debt at 31 March 2001..........................	**(474)**	**(299)**	**(62)**	**(835)**	**(3,789)**	**(2,390)**	**(504)**	**(6,683)**

* *Mainly Czech crowns*

27. Acquisitions and disposals

All of the assets and liabilities relating to acquisitions have been accounted for on an acquisition basis.

For the year ended 31 March 2001:

On 1 October 2000, SAB International, through its 60 per cent. held subsidiary, SAB India, acquired 100 per cent. of the business and assets and liabilities of Narang Breweries (Pvt) Limited situated in the Uttar Pradesh Province of India.

The net assets acquired amounted to approximately US$2 million (R12 million) for a total cash consideration of US$6 million (R44 million), of which US$2 million (R7 million) was paid in the previous year. Goodwill arising amounted to US$4 million (R29 million).

Shares purchased from minorities comprise the following:

	US$m	Rm
ABI..	73	531
PU option tranches	332	2,435
Botswana...	15	111
Tanzania	27	200
Kenya	6	46
	453	3,323

The capitalised goodwill arising out of these investments amounted to US$343 million (R2,513 million).

For the year ended 31 March 2000:

The following table represents the assets and liabilities acquired for the year ended 31 March 2000, excluding the assets and liabilities relating to the acquisition of the Pilsner Urquell business which are separately disclosed below.

	Book value US$m	Fair value adjustments US$m	Fair value US$m	Book value Rm	Fair value adjustments Rm	Fair value Rm
Tangible fixed assets	11	—	11	68	—	68
Stock	2	—	2	9	—	9
Debtors	1	—	1	6	—	6
Cash	1	—	1	9	—	9
Long-term loan	47	—	47	288	—	288
Creditors due within one year	(2)	—	(2)	(15)	—	(15)
Creditors due after one year	(2)	—	(2)	(11)	—	(11)
	58	—	58	354	—	354
Minority interest	(23)	—	(23)	(140)	—	(140)
Net assets	35	—	35	214	—	214
Goodwill			42			259
Cash consideration			77			473

Total consideration is comprised as follows:

	US$m	Rm
Cash consideration per the above fair value table	77	473
Settlement of deferred consideration creditor	1	9
	78	482

The principal acquisitions made by SAB International include a further 15 per cent. interest in the Polish company Kompania Piwowarska SA, an additional 45 per cent. interest in Zambia Breweries plc (holding is now 90 per cent.) and a 70 per cent. initial interest in Chibuku Products Limited (Malawi). There were no fair value adjustments arising from these acquisitions.

The long-term loan amount of US$47 million was previously owed by Kompania Piwowarska SA to Euro Agro Centrum. This loan was acquired by SAB plc in the name of SABIFin.

From the respective dates of acquisition to 31 March 2000, the acquired operations contributed US$23 million (R139 million) to the group's turnover and US$1 million (R4 million) to the group's operating profit. During the same period, acquired operations contributed US$1 million (R4 million) to the group's operating cash flows.

Pilsner Urquell

On 21 December 1999 the group, through its subsidiary SABIFin, acquired 51 per cent. of the business and assets and liabilities of Plzeňsky Prazdroj as group (Pilsner Urquell). The assets and liabilities acquired were as follows:

	Book value US$m	Fair value adjustments US$m	Fair value US$m	Book value Rm	Fair value adjustments Rm	Fair value Rm
Intangible fixed assets	7	(7)	—	43	(43)	—
Tangible fixed assets	224	(15)	209	1,375	(94)	1,281
Other investments	2	—	2	12	—	12
Stock	19	(3)	16	115	(16)	99
Debtors	34	1	35	209	3	212
Current asset investments	14	—	14	87	—	87
Cash	11	—	11	67	—	67
Creditors due within one year	(66)	(2)	(68)	(405)	(13)	(418)
Creditors due after one year	(116)	(2)	(118)	(711)	(10)	(721)
Provisions for liabilities and charges	(1)	(1)	(2)	(5)	(6)	(11)
Deferred taxation	(11)	6	(5)	(70)	40	(30)
	117	(23)	94	717	(139)	578
Minority interest	(54)	8	(46)	(328)	45	(283)
Net assets	63	(15)	48	389	(94)	295
Goodwill			288			1,856
Consideration			336			2,151

In accordance with the group's accounting policy, the goodwill of US$288 million (R1,856 million) arising on consolidation has been stated in the group's balance sheet as an intangible asset.

Total consideration is comprised as follows:

	US$m	Rm
Cash	106	652
Deferred consideration creditor raised	230	1,499
	336	2,151
Adjustments to align accounting policies and fair value adjustments comprise the following:		
Adjustments to align accounting policies		
Intangible fixed assets	(7)[1]	(43)
Tangible fixed assets	4[2][3]	24
Stock	(3)[4]	(16)
Debtors	1[4]	3
Creditors due within one year	(2)[5]	(13)
Creditors due after one year	(2)[4]	(10)
Deferred taxation	6[6]	40
Other adjustments		
Adjustment to tangible fixed assets	(19)	(118)
Adjustment to provisions for liabilities and charges	(1)	(6)
	(23)	(139)

The principal fair value adjustments may be explained as:

[1] the write down of intangible fixed assets relates to trademarks for which the group could not accurately determine a fair value on a stand alone basis;

[2] land and buildings, which were previously revalued in December 1998, were revalued on acquisition. Plant and machinery were revalued on acquisition to the lower of depreciated replacement cost or value in use;

[3] the revaluation of containers within fixed assets relates to the application of the group's policy of valuing containers at depreciated deposit value, as well as harmonising amortisation periods;

[4] the adjustment to stock and debtors principally relates to real locations of containers to fixed assets in accordance with the group's accounting policies, with the latter also containing a real location of an unamortised provision or hedged foreign currency exposure to creditors due after one year;

[5] application of the group's accounting policy for containers, necessitates the recognition of a short-term liability for containers in the hands of customers, for which an obligation exists to refund a deposit. The corresponding fixed asset has also been recognised; and

[6] the adjustment to deferred tax represents the reversal of tax provided against fixed asset revaluations in order to comply with UK GAAP.

Pilsner Urquell earned a profit after taxation of US$8 million (R51 million) for the year ended 31 December 1999.

The summary profit and loss account for Pilsner Urquell for this period is shown below:

	12 months ended 31 December 1999	
	US$m	**Rm**
Turnover	249	1,531
Operating profit	29	181
Interest	(17)	(105)
Taxation	(4)	(25)
Profit after taxation	8	51

There were no recognised gains and losses in the twelve months ended 31 December 1999 other than the profit after taxation of US$8 million (R51 million) shown above.

The reported profit after taxation figures and the amounts shown in the summary profit and loss account indicated above do not reflect the impact of changes to the accounting policies of Pilsner Urquell or other fair value adjustments made by the group subsequent to its acquisition.

From 21 December 1999, the date of acquisition, to 31 March 2000, the operations of Pilsner Urquell contributed US$63 million (R397 million) to the group's turnover and US$2 million (R11 million) to the group's operating profit. During the same period, Pilsner Urquell contributed US$7 million (R46 million) to the group's net operating cash flows, paid US$1 million (R7 million) in respect of taxation and utilised US$2 million (R16 million) for capital expenditure.

Plate Glass and Shatterprufe Industries Limited

On 30 November 1999, the group disposed of its 68 per cent. interest in the business and assets and liabilities of Plate Glass and Shatterprufe Industries Limited. The disposal generated an after tax accounting profit of US$68 million (R418 million) calculated as follows:

	US$m	Rm
Intangible fixed assets	(5)	(34)
Tangible fixed assets	(240)	(1,486)
Investment in associates	(8)	(48)
Other investments	(4)	(24)
Stock	(155)	(957)
Debtors	(231)	(1,434)
Cash	(21)	(131)
Creditors due within one year	333	2,060
Creditors due after one year	354	2,190
Provisions for liabilities and charges	250	1,550
Deferred taxation	(2)	(11)
Preference share investment	18	114
	289	1,789
Minority interest	(159)	(985)
SAB's share of net liabilities	130	804
Goodwill written back on disposal	(278)	(1,721)
Net proceeds on disposal	224	1,385
	76	468
Taxation	(8)	(50)
Profit on disposal	68	418

Other disposals

The group sold 25 per cent. of its interest in Tanzania Distillers for US$3 million (R19 million) during the year ended 31 March 2000.

In addition, the proceeds from the sale, by PGSI in 1999, of its Canadian car parts business, amounting to US$6 million (R35 million) was received during the year.

The following table represents the assets and liabilities acquired for the year ended 31 March 1999, excluding the assets and liabilities relating to the acquisition of the Suncrush business which are separately disclosed below.

For the year ended 31 March 1999

	Book value US$m	Fair value adjustments US$m	Fair value US$m	Book value Rm	Fair value adjustments Rm	Fair value RM
Tangible fixed assets .	3	5	8	20	29	49
Stock	2	—	2	14	—	14
Debtors	2	—	2	10	—	10
Creditors due within one year	(5)	(1)	(6)	(26)	(6)	(32)
Creditors due after one year	(5)	—	(5)	(27)	—	(27)
	(3)	4	1	(9)	23	14
Minority interest	9	—	9	55	—	55
Net assets..................	6	4	10	46	23	69
Goodwill			14			80
Cash consideration			24			149

Total consideration is comprised as follows:

	US$m	Rm
Cash consideration per the above fair value table	24	149
Settlement of deferred consideration creditor	16	95
	40	244

From the respective dates of acquisition to 31 March 1999, the acquired operations contributed US$14 million (R82 million) to the group's turnover and reduced the group's operating profit by US$1 million (R6 million). During the same period, acquired operations contributed US$2 million (R12 million) to the group's operating cash flows.

Suncrush business

On 8 June 1998 the group, through its subsidiary ABI, acquired the business and assets and liabilities of Suncrush Limited. Suncrush Limited bottles and distributes Coca-Cola and Schweppes brands of soft drinks through franchise agreements with The Coca-Cola Company (Southern Africa) (Proprietary) Limited. The assets and liabilities acquired were as follows:

	Book value US$m	Fair value adjustments US$m	Fair value US$m	Book value Rm	Fair value adjustments Rm	Fair value Rm
Tangible fixed assets	54	1	55	305	8	313
Investment in associate	1	3	4	6	18	24
Other investments	4	1	5	23	4	27
Stock	9	1	10	47	5	52
Debtors	17	8	25	94	42	136
Cash	21	—	21	125	—	125
Creditors due within one year	(45)	(1)	(46)	(257)	(6)	(263)
Net assets	61	13	74	343	71	414
Goodwill			334			1,871
Consideration			408			2,285

In accordance with the group's accounting policy for the period from 1 April 1998 onwards, the goodwill of US$334 million (R1,871 million) arising on consolidation has been stated in the group's balance sheet as an intangible asset.

Total consideration is comprised as follows:

	US$m	Rm
Cash	177	986
Shares issued by ABI	142	799
Shares issued by SAB Limited	79	443
Related costs of acquisition	10	57
	408	2,285

The Suncrush business was purchased through the group's subsidiary undertaking, ABI, which issued shares to Suncrush Limited as part of the purchase consideration. The immediate effect of this was to dilute the group's holding in ABI from 68 per cent. to 53 per cent. At the same time, the group repurchased from Suncrush Limited a portion of the shares issued by ABI by issuing shares of SAB Limited as consideration. This resulted in the group's holding in ABI being increased to 65 per cent. On consolidation, the reduction in the group's holding in ABI from 68 per cent. to 65 per cent. has resulted in a deemed disposal of 3 per cent. of ABI. The profit of US$52 million (R290 million) arising on this deemed disposal has not been realised and has been accounted for as a movement through the consolidated statement of total recognised gains and losses.

Adjustments to align accounting policies and fair value adjustments comprise the following:

	US$m	Rm
Revaluation adjustments		
Revaluation of land and buildings	(8)[1]	(43)
Revaluation of plant and machinery	15 [1]	85
Adjustments to align accounting policies		
Revaluation of containers	(6)[2]	(34)
Revaluation of associated undertaking	3 [3]	18
Revaluation of investments	1	4
Revaluation of stock	1	5
Other adjustments		
Adjustment to debtors	8 [4]	42
Adjustment to creditors due within one year	(1)	(6)
	13	71

The principal fair value adjustments may be explained as:

[1] land and buildings, which were previously revalued in 1996, were revalued on acquisition. Plant and machinery were revalued on acquisition to depreciated replacement cost;

[2] the revaluation of containers within fixed assets relates to the application of the group's policy of valuing containers at depreciated deposit value;

[3] the revaluation of associated undertaking relates to an adjustment to treat Coca-Cola Canners (Proprietary) Limited, which was an investment to Suncrush Limited, as an associated undertaking in ABI's books; and

[4] the adjustment to debtors principally relates to the revaluation of investments in the captive insurance company, as well as unrecorded insurance claims.

Suncrush Limited earned a profit after taxation of US$20 million (R102 million) for the eleven month period from 1 July 1997 (year ended 30 June 1997—US$22 million (R99 million)), the beginning of the financial year of Suncrush Limited, to the date of its acquisition by the SAB group. The summary profit and loss account for Suncrush Limited for this period is shown below.

	11 months ended 31 May 1998	
	US$m	Rm
Turnover	198	1,020
Operating profit	31	159
Taxation	(11)	(57)
Profit after taxation	**20**	**102**

There were no recognised gains and losses in the eleven months ended 31 May 1998 other than the profit after taxation of US$20 million (R102 million) shown above.

The reported profit after taxation figures and the amounts shown in the summary profit and loss for the periods indicated above do not reflect the impact of changes to the accounting policies of Suncrush or other fair value adjustments made by the group subsequent to its acquisition.

From 8 June 1998, the date of acquisition, to 30 September 1998, the operations of Suncrush contributed US$52 million (R291 million) to the group's turnover and US$3 million (R15 million) to the group's operating profit. During the same period, Suncrush contributed US$10 million (R56 million) to the group's net operating cash flows, received a net amount of US$350,000

(R2 million) in respect of interest, paid US$1 million (R6 million) in respect of taxation and utilised US$6 million (R33 million) for capital expenditure. Due to the integration of the two businesses, it is no longer feasible to quantify the impact of the Suncrush business as a separate entity.

28. Financial instruments

The group purchases or issues financial instruments in order to finance its operations and to manage the interest rate and currency risks that arise from those operations and from its sources of finance. In addition, various financial balances for example, trade debtors, trade creditors, accruals and prepayments, arise directly from the group's operations.

The group finances its operations through a mixture of retained profits, bank borrowings, long-term loans and corporate bonds. Long-term financing is arranged locally by the South African entities. In respect of its South African businesses, the group borrows short-term funds at both fixed and floating rates of interest through its wholly owned subsidiary, Sabfin (Pty) Limited. This company co-ordinates group short-term access to the South African domestic money market and makes available to group operating subsidiaries its bulk finance benefits at, or better than, market rates. Project finance and term borrowing is negotiated directly with the banking industry by group operating subsidiaries, but subject to internal group treasury policies. Outside South Africa, the group's treasury is managed by SAB International (Finance) BV which is responsible for cash, the central borrowing portfolio, and foreign exchange management for the SAB International businesses.

The group also enters into derivatives transactions, principally forward foreign currency contracts, forward rate agreements and interest rate swaps in order to manage the currency and interest rate risk arising from the group's operations. The group does not write interest rate or currency options and currency options are only purchased as a cost effective alternative to forward foreign exchange contracts. It is group policy that no trading in financial instruments be undertaken.

The main risks arising from the group's financial instruments are interest rate risk, liquidity risk and foreign currency risk. Compliance with the group's policies and exposure limits is reviewed at quarterly meetings of the board of directors. These policies have remained unchanged throughout the three year period ended 31 March 2001.

Interest rate risk

The group finances its operations through a mixture of retained reserves and bank borrowings. The group borrows principally in rand and in US dollars at both fixed and floating rates of interest. The interest rate characteristics of new borrowings and the refinancing of existing borrowings are positioned according to expected movements in interest rates. In order to hedge specific exposures in the interest rate repricing profile of existing borrowings and anticipated peak additional borrowings the group makes use of interest rate swaps and forward rate agreements to generate the desired interest profile and to manage the group's exposure to interest rate fluctuations. The group's policy is to keep between 25 per cent. and 75 per cent. of its borrowings (measured on a rolling basis) at a fixed rate of interest—intended to limit the impact of a 1 per cent. change in interest rates to 1 per cent. of group operating profit excluding exceptional items. As at 31 March 2001 27 per cent. (2000: 8 per cent. and 1999: 29 per cent.) of the group's borrowings were at fixed rates after taking account of any interest rate swaps and forward rate agreements. The changes in the fixed rate percentage between the two years is analysed further (in this note) under the interest rate risk profile of financial liabilities and financial assets.

Liquidity risk

In order to mitigate any liquidity risk that the group may face, the group's policy has been, throughout the three year period ending 31 March 2001, to maintain substantial unutilised banking facilities and reserve borrowings capacity, as indicated by the level of undrawn facilities.

The group tends to have significant fluctuations in short-term borrowings due to seasonal factors. Consequently, group policy requires that sufficient revolving and term banking facilities are available to exceed projected peak borrowings by at least 15 per cent.

Foreign currency risk

During the three year period ended 31 March 2001 the bulk of the group's operations, principally represented by the South African beer operations, Other Beverage Interests and the Hotels and Gaming division businesses, which are based in South Africa, have been operated in rand. During the last five years, the SAB International group of businesses have become increasingly important in terms of their impact on the group's financial position. SAB International operates in a wide variety of countries in sub-Saharan Africa and also in Europe, where its main presence is in the central and eastern European countries.

SAB International also operates in China through CRE Beverage Limited. Whilst the subsidiary and associated undertakings that comprise the SAB International group operate in the local currency of the country in which they are based, from a functional perspective the group regards these operations as being US dollar based and in management accounting terms these companies report in US dollars.

The group seeks to mitigate the effect of structural currency exposures by borrowing, where cost effective, in the same currencies as the functional currencies of its main operating units. It is not the group's policy to hedge foreign currency translation exposures.

The group also has transactional currency exposures which principally arise from sales or purchases, in currencies other than the unit's functional currency. The group's policy has been revised to limit the aggregate uncovered net transaction exposure to US$80 million—being approximately 11 per cent. of group operating profit excluding exceptional items. The actual position as at 31 March 2001 was US$17 million (2000: US$9 million and 1999: US$37 million).

The following tables exclude short-term debtors and non-interest bearing short-term creditors except for the table on the fair values of financial assets and liabilities where these balances are included within book and fair values.

Interest rate risk profile of financial liabilities and financial assets

After taking into account the group's interest rate and currency swaps and forward rate agreements the currency and interest rate exposures of the gross borrowings of the group for the three years ended 31 March 2001 were:

Currency	Floating rate financial liabilities US$m	Fixed rate financial liabilities US$m	Total US$m	Financial liabilities where no interest is paid US$m	Floating rate financial liabilities Rm	Fixed rate financial liabilities Rm	Total Rm	Financial liabilities where no interest is paid Rm
SA rand	325	163	488	—	2,017	1,006	3,023	—
US dollars	88	98	186	114	544	610	1,154	717
Central European currencies	41	—	41	—	252	—	252	—
EU currencies	83	3	86	—	514	20	534	—
Other currencies	141	11	152	—	878	68	946	—
At 31 March 1999	678	275	953	114	4,205	1,704	5,909	717
SA rand	344	—	344	—	2,247	—	2,247	—
US dollars	68	4	72	250	444	26	470	1,633
Central European currencies	82	43	125	—	536	281	817	—
EU currencies	15	—	15	—	98	—	98	—
Other currencies	45	1	46	—	294	7	301	—
At 31 March 2000	554	48	602	250	3,619	314	3,933	1,633
SA rand	85	244	329	—	680	1,959	2,639	—
US dollars	559	3	562	58	4,471	24	4,495	464
Central European currencies	64	36	100	—	512	287	799	—
EU currencies	20	—	20	—	160	—	160	—
Other currencies	41	1	42	—	328	8	336	—
At 31 March 2001	769	284	1,053	58	6,151	2,278	8,429	464

Based on the above floating rate borrowings at 31 March 2001, a 1 per cent. change in interest rates would impact group pre-tax profits, over a 12 month period, by approximately US$8 million (R62 million), (2000: US$5.5 million (R36 million)), which is 1.3 per cent (2000: 0.8 per cent.) of pre-tax profits, and after the fixed rate note issue (detailed below) this variability factor drops below 1.0 per cent.

The percentage of fixed rate borrowings at 31 March 2001 was 27 per cent. (2000: 8 per cent.) (1999: 29 per cent.). Subsequent to the year end, this has been increased to in excess of 50 per cent. by an issue of approximately US$328 million fixed rate notes in the US private debt market. The notes mature over seven years and attract an average interest rate of 8.06 per cent.

Currency	Fixed rate financial liabilities: Weighted average interest rate %	Fixed rate financial liabilities: Weighted average period for which rate is fixed (years)	Financial liabilities on which no interest is paid: Weighted average term to maturity years
SA rand	15	2	—
US dollars	8	2	1
EU currencies	5	4	—
Other currencies	6	4	—
At 31 March 1999	12	2	1
SA rand	—	—	—
US dollars	8	3	1
EU currencies	7	2	—
Other currencies	13	2	—
At 31 March 2000	8	2	1
SA rand	12	2	—
US dollars	9	2	—
EU currencies	7	1	—
Other currencies	13	2	—
At 31 March 2001	11	2	—

Floating rate borrowings are mainly bank sourced and bear interest at various money market rates which include overnight call, 90 day banker's acceptance, and up to the 12 month term rates in respect of SA rand activities, US dollar floating rate borrowings are fixed in advance for periods ranging from 90 to 180 days and are mainly priced by references to LIBOR. Central European borrowing rates vary significantly between the various functional currency areas comprising this region, but are priced by reference to a combination of local market rates or LIBOR depending on the practice of the various markets.

The group held the following financial assets, as part of the financing arrangements of the group, as at each of the three years ended 31 March:

	***2001* US$m**	*2000* US$m	*1999* US$m	***2001* Rm**	*2000* Rm	*1999* Rm
SA rand short-term deposits	**3**	3	—	**24**	19	3
US dollar short-term deposits	**31**	81	587	**246**	529	3,638
Other short-term deposits	**19**	35	25	**152**	229	152
SA rand cash	**28**	108	28	**224**	705	168
US dollar cash	**59**	45	57	**473**	294	357
Other cash	**78**	44	52	**627**	287	322
	218	316	749	**1,746**	2,063	4,640

The above financial assets are all priced at floating rates with interest rates reset and/or maturity dates within one year. Rand assets attract interest rates at the overnight money market call rate, and US dollar assets attract LIBOR related interest rates at various margins. Other currencies include those of central European countries and the African continent.

Rand cash and short-term deposits are subject to South African exchange control regulations. South Africa's exchange control regulations provide for restrictions on exporting capital from South Africa, other than normal dividends.

Undrawn borrowing facilities

The group has the following undrawn committed borrowing facilities available to it:

	South Africa US$m	International US$m	Total US$m	South Africa Rm	International Rm	Total Rm
Expiring within 1 year	499	190	689	3,093	1,180	4,273
Expiring between 1 and 2 years	3	—	3	16	1	17
Expiring in more than 2 years	80	197	277	498	1,219	1,717
At 31 March 1999........	**582**	**387**	**969**	**3,607**	**2,400**	**6,007**
Expiring within 1 year	412	52	464	2,690	340	3,030
Expiring between 1 and 2 years	28	73	101	183	477	660
Expiring in more than 2 years	106	—	106	692	—	692
At 31 March 2000........	**546**	**125**	**671**	**3,565**	**817**	**4,382**
Expiring within 1 year	171	199	370	1,368	1,592	2,960
Expiring between 1 and 2 years	—	—	—	—	—	—
Expiring in more than 2 years	—	220	220	—	1,760	1,760
At 31 March 2001........	**171**	**419**	**590**	**1,368**	**3,352**	**4,720**

The facilities expiring within one year are of a general banking nature and thus subject to review at various dates (usually on an annual basis), and it is expected that this profile will continue relative to core working capital and seasonal peak borrowing requirements. Foreign currency term facilities are predominantly US dollar based, at various maturities and are utilised for bridging and short-term working capital needs. The facilities expiring beyond two years are of a project and structured finance nature, and mostly are utilised to finance capital expenditure.

The decrease in undrawn international borrowing facilities in 2000 is due to an increase in acquisition related borrowing—principally the investment in Czech Republic. Consequently, a US$750 million multi currency bank syndicated credit facility was concluded on 4 April 2000. This facility is priced at LIBOR + 0.55 per cent. and carries a term of 3 years. After the cancellation of certain bilateral facilities (required by the syndication), the above has increased the available borrowing facilities by US$473 million.

The increase in international undrawn facilities as at 31 March 2001 relates to a US$750 million multi currency bank syndicated credit facility which was concluded on 4 April 2000. The decrease in the South African undrawn facilities as at 31 March 2001 is due to the cancellation of certain excess facilities, and the depreciation of the South African rand over the year.

Currency exposures

The group seeks to mitigate the effect of the currency exposures arising from its net investments by borrowing as far as possible in the same currencies as the operating currencies of its main operating units. Gains and losses arising on net investments and the financial instruments used to hedge the currency exposures are recognised in the statement of total

recognised gains and losses. The table below shows the extent to which group companies have monetary assets and liabilities in currencies other than their local currency.

The table below shows the group's transactional (or non-structural) currency exposures that could give rise to net currency gains and losses which are recognised in the profit and loss account.

Net foreign currency monetary assets/(liabilities)

Functional currency of group operation:	SA rand US$m	US dollar US$m	Central European currencies US$m	EU currencies US$m	Other African currencies US$m	Other currencies US$m	Total US$m
SA rand	—	6	—	(2)	—	—	4
US dollars	—	—	1	—	—	—	1
Central European currencies	—	(13)	—	(8)	—	—	(21)
Other African currencies	(3)	(22)	—	(1)	—	—	(26)
Other currencies	—	—	—	5	—	—	5
At 31 March 1999	**(3)**	**(29)**	**1**	**(6)**	—	—	**(37)**
SA rand	—	4	—	—	(4)	—	—
US dollars	1	—	13	—	(6)	—	8
Central European currencies	—	1	—	(1)	—	—	—
Other African currencies	—	—	—	—	—	—	—
Other currencies	—	4	(3)	—	—	—	1
At 31 March 2000	**1**	**9**	**10**	**(1)**	**(10)**	—	**9**
SA rand	—	3	—	1	—	—	4
US dollars	2	—	1	(2)	—	(2)	(1)
Central European currencies	—	(9)	—	(7)	—	—	(16)
EU currencies	—	—	(1)	—	—	—	(1)
Other African currencies	5	(8)	—	—	—	—	(3)
At 31 March 2001	**7**	**(14)**	—	**(8)**	—	**(2)**	**(17)**

Functional currency of group operation:	SA rand Rm	US dollar Rm	Central European currencies Rm	EU currencies Rm	Other African currencies Rm	Other currencies Rm	Total Rm
SA rand	—	37	—	(11)	—	—	26
US dollars	—	—	6	(2)	—	—	4
Central European currencies	—	(78)	—	(51)	—	—	(129)
Other African currencies	(21)	(138)	—	(4)	—	—	(163)
Other currencies	—	—	—	29	—	—	29
At 31 March 1999	**(21)**	**(179)**	**6**	**(39)**	—	—	**(233)**
SA rand	—	26	—	—	(26)	—	—
US dollars	7	—	85	—	(39)	—	53
Central European currencies	—	7	—	(7)	—	—	—
Other African currencies	—	—	—	—	—	—	—
Other currencies	—	26	(20)	—	—	—	6
At 31 March 2000	**7**	**59**	**65**	**(7)**	**(65)**	—	**59**
SA rand	—	24	—	8	—	—	32
US dollars	16	—	8	(16)	—	(16)	(8)
Central European currencies	—	(72)	—	(56)	—	—	(128)
EU currencies	—	—	(8)	—	—	—	(8)
Other African currencies	40	(64)	—	—	—	—	(24)
At 31 March 2001	**56**	**(112)**	—	**(64)**	—	**(16)**	**(136)**

The amounts shown in the table above take into account the effect of forward contracts and purchased currency options, which are used when cost effective as an alternative to forward contracts. Certain subsidiaries have open forward contracts to manage short-term foreign currency exposures to expected future trade imports and exports. These activities are predominately centred in South Africa and take place between the SA rand, US dollar, and the Euro.

Based on the above net transaction exposure position at 31 March 2001, a simultaneous 10 per cent. change in all foreign exchange rates against divisional reporting currencies would impact group pre-tax profits by approximately US$2 million.

Fair values of financial assets and financial liabilities

The following table presents the carrying amounts and the fair values of the group's financial instruments as at 31 March 2001, 31 March 2000 and 31 March 1999. Fair value is the amount at which a financial instrument could be exchanged in an arm's length transaction between informed and willing parties, other than in a forced or liquidation sale and excludes accrued interest. Where available, market values have been used to determine fair values. Where market values are not available, fair values have been calculated by discounting expected cash flows at prevailing interest and exchange rates. The estimated net fair values have been determined using available market information and appropriate valuation methodologies, as detailed below, but are not necessarily indicative of the amounts that the group could realise in the normal course of business.

	2001		2000		1999	
	Book value US$m	**Fair value US$m**	Book value US$m	Fair value US$m	Book value US$m	Fair value US$m
Primary financial instruments held or issued to finance the group's operations						
Short-term borrowings and current portion of long-term borrowings	**206**	**206**	308	308	278	278
Long-term borrowings	**847**	**846**	294	294	675	682
Financial assets	**527**	**527**	651	651	1,320	1,320
Other financial liabilities	**865**	**865**	1,085	1,085	1,044	1,044
Derivative financial instruments held to manage the interest rate and currency profile						
Interest rate swaps and forward rate agreements	**—**	**(1)**	—	—	—	1
Forward foreign exchange contracts	**—**	**1**	—	2	—	1
Derivative financial instruments held or issued to hedge the currency exposure on expected future transactions						
Interest rate swaps and forward rate agreement	**—**	**—**	—	—	—	—
Forward foreign exchange contracts	**—**	**—**	—	1	—	—

	2001		2000		1999	
	Book value US$m	**Fair value US$m**	Book value US$m	Fair value US$m	Book value US$m	Fair value US$m
Primary financial instruments held or issued to finance the group's operations						
Short-term borrowings and current portion of long-term borrowings	**1,651**	**1,651**	2,010	2,010	1,723	1,723
Long-term borrowings	**6,776**	**6,768**	1,923	1,923	4,186	4,225
Financial assets	**4,218**	**4,218**	4,249	4,249	8,181	8,181
Other financial liabilities	**6,915**	**6,915**	7,151	7,151	6,469	6,469
Derivative financial instruments held to manage the interest rate and currency profile						
Interest rate swaps and forward rate agreements	**—**	**(5)**	—	—	—	7
Forward foreign exchange contracts	**—**	**6**	—	11	—	7
Derivative financial instruments held or issued to hedge the currency exposure on expected future transactions						
Interest rate swaps and forward rate agreement	**—**	**—**	—	—	—	—
Forward foreign exchange contracts	**—**	**—**	—	7	—	1

The following methods and assumptions were used by the group in determining fair values:

Liquid resources, trade debtors and trade creditors—the book values reported in the balance sheet.

Borrowings—the fair values of the group's fixed rate loans are estimated using quoted prices or, where such prices are not available, discounted cash flows analysed using the appropriate yield curve. The book values of floating rate borrowings approximate their fair value.

Forward instruments—the fair values of interest rate derivatives are based on discounted cash flow analysis and comprise contracts with fixing dates after the year end date. The fair values of forward foreign exchange contracts are determined using the relevant market forward foreign exchange rates.

Hedging

The group's policy is to hedge (on a cost effective basis) the following exposures:

—Interest rate risk—using interest rate derivatives; and

—Currency transaction risk—using forward foreign currency contracts to hedge foreign currency creditors. Forward foreign currency contracts are also used to hedge currency exposures on future expected transactions. Under the group's accounting policy, foreign currency balances which are hedged using forward foreign currency contracts are translated at the forward rate inherent in the contracts. Consequently, the relevant asset or liability

effectively has the gain or loss on the hedging instrument embedded in its carrying value. Such gains and losses are treated as deferred until the underlying position matures.

	Unrecognised gains US$	Unrecognised (losses) US$	Total net gains/ (losses) US$	Deferred gains US$	Deferred (losses) US$	Total net gains/ (losses) US$	Unrecognised gains Rm	Unrecognised (losses) Rm	Total net gains/ (losses) Rm	Deferred gains Rm	Deferred (losses) Rm	Total net gains/ (losses) Rm
Gains and losses on hedges at 31 March 1999....	1	(1)	—	—	—	1	7	(5)	2	5	—	5
Arising in previous years included in income for the year ended 31 March 2000....	(1)	1	—	—	—	—	(7)	5	(2)	—	—	—
Gains and losses arising before 31 March 1999 not included in income for the year ended 31 March 2000....	—	—	—	—	—	—	—	—	—	5	—	5
Arising in and not included in income for the year ended 31 March 2000....	1	—	—	—	—	—	7	—	7	6	—	6
Gains and losses on hedges at 31 March 2000....	1	—	1	2	—	2	7	—	7	11	—	11
Arising in previous years included in income for the year ended 31 March 2001....	1	—	1	2	—	2	7	—	7	11	—	11
Arising in and not included in income for the year ended 31 March 2001....	1	(1)	—	—	—	—	6	(5)	1	—	—	—
Gains and losses on hedges at 31 March 2001....	1	(1)	—	—	—	—	6	(5)	1	—	—	0
of which gains and losses expected to be included in income for the year ended 31 March 2002....	1	(1)	—	—	—	—	6	(5)	1	—	—	—
Gains and losses expected to be included in income thereafter............	—	—	—	—	—	—	—	—	—	—	—	—

29. Operating lease commitments

	2001 US$m	2000 US$m	1999 US$m	2001 Rm	2000 Rm	1999 Rm
Land and buildings						
Annual commitment under non-cancellable operating leases expiring:						
Within one year	**3**	3	10	**28**	20	61
Between two and five years	**5**	4	22	**37**	24	139
Over five years	**8**	13	22	**64**	86	139
	16	20	54	**129**	130	339
Plant, vehicles and systems						
Annual commitment under non-cancellable operating leases expiring:						
Within one year	**1**	1	4	**7**	9	23
Between two and five years	**3**	4	12	**20**	23	76
Over five years	**3**	5	2	**26**	30	12
	7	10	18	**53**	62	111

30. Commitments

	2001 US$m	2000 US$m	1999 US$m	2001 Rm	2000 Rm	1999 Rm
Capital commitment not provided in the financial information						
Contracts placed for future capital expenditure	**45**	125	53	**361**	815	331
Expenditure authorised by the directors not yet contracted	**360**	313	408	**2,879**	2,044	2,534

Capital commitments at 31 March 1999 (both contracted and not contracted) in the continuing businesses amounted to US$393 million (R2,437 million).

31. Contingent liabilities

	2001 US$m	2000 US$m	1999 US$m	2001 Rm	2000 Rm	1999 Rm
Guarantees to third parties in respect of borrowings of certain undertakings	**2**	2	4	**17**	16	25
Present value of future rental payments guaranteed by subsidiary undertaking	**41**	—	—	**331**	—	—
Other	**14**	15	2	**110**	98	13
	57	17	6	**458**	114	38

As a result of licences already awarded, Tsogo Sun has capital expenditure commitments of approximately US$215 million (R1,719 million) (2000: US$198 million (R1,290 million) and 1999: US$335 million (R2,186 million)). There are no pending casino licence applications. SAB Limited and Southern Sun have undertaken to ensure that financing for this capital expenditure is available.

The group has a number of activities in a wide variety of geographic areas and is subject to certain legal claims incidental to its operations.

In the opinion of the directors, after taking appropriate legal advice, these claims are not expected to have, either individually or in aggregate, a material adverse effect upon the group's financial position, except insofar as already provided in the consolidated financial statements.

	2001 US$m	2000 US$m	1999 US$m	2001 Rm	2000 Rm	1999 Rm
Unprovided amounts of deferred taxation for timing differences (excluding revaluation surpluses)	**96**	114	134	**771**	747	831

The principal component of unprovided deferred taxation derives from accelerated capital allowances.

The group has not provided for deferred UK income and foreign withholding taxes relating to unremitted earnings of overseas subsidiary undertakings, as remittance of these earnings is not currently anticipated in the foreseeable future.

32. Pensions and post-retirement benefits

The group operates a number of pension schemes throughout the world. These schemes have been designed and are administered in accordance with local conditions and practices in the countries concerned and include both defined contribution and defined benefit schemes. The majority of the schemes are funded and the schemes' assets are held independently of the group's finances. Pension and post-retirement benefit costs are assessed in accordance with the advice of independent professionally qualified actuaries. The projected unit method is applied to measure the defined benefit scheme liabilities.

The group also provides medical benefits, which are mainly unfunded, for retired employees and their dependants in South Africa. The main assumptions used in calculating the costs were an annual discount rate of 13 per cent., consumer inflation of 10 per cent. and medical cost inflation of 11 per cent. The last valuation was performed on 31 March 2001.

The pension and post-retirement medical benefits costs, accruals and provisions for the years ended 31 March 1999, 31 March 2000 and 31 March 2001 are as follows:

	2001 US$m	2000 US$m	1999 US$m	2001 Rm	2000 Rm	1999 Rm
Defined contribution scheme costs	**14**	13	22	**108**	80	130
Defined benefit scheme costs	**4**	4	10	**28**	26	59
Post-retirement medical benefit costs	**4**	5	6	**26**	33	35
Pension prepayments	**—**	—	2	**—**	—	12
Pension accruals	**8**	4	—	**65**	27	—
Provisions for pensions	**4**	14	15	**35**	91	93
Provisions for post-retirement benefits	**18**	15	10	**142**	101	62

The group operates various defined contribution and defined benefit schemes. Details of the main defined contribution scheme is provided below:

The South African Breweries Staff Provident Fund

During the financial year ending 31 March 1998, the South African Breweries Pension Fund was liquidated. Members of this fund were converted from a defined benefit basis to a defined contribution basis and transferred to the South African Breweries Staff Provident Fund. On transfer to the Provident Fund, members received an enhancement of 27 per cent. of their actuarial reserve value. The market value of assets as at 1 December 1997 was US$288 million (R1,404 million). The liquidation of the pension fund was approved by the Financial Services Board of South Africa and the transfer of assets was substantially completed on 31 July 1998. At the liquidation date, 30 November 1997, an actuarial valuation performed by an independent actuary indicated an estimated surplus to the employer of approximately US$55 million (R310 million). The main assumptions used in the calculation of the defined benefit liabilities and to calculate the variation cost in accordance with SSAP24—"Accounting for pensions costs" ("SSAP24") were a long-term investment return of 15 per cent. per annum and a real return in excess of salary inflation of approximately 1 per cent. per annum on average. The level of funding, being the actuarial value of assets expressed as a percentage of the accrued service liabilities, calculated at the liquidation date, was approximately 128 per cent. The surplus has been transferred to the Staff Provident Fund and is held separately from members' assets as an employer reserve. In terms of the rules of the fund, this employer reserve is currently being used to fund a contribution holiday. In accordance with SSAP24, the benefit of this contribution holiday is to be spread over the period of the average future working lives of the employees, estimated to be 10 years.

The ABI Pension Fund

The latest valuation of the ABI Pension Fund was carried out at 1 January 2001 by an independent actuary using the projected unit method. The main assumptions were a price inflation of 10 per cent. per annum, a long-term investment return of 12.5 per cent. per annum, rate of salary inflation of 10 per cent. per annum and a pension inflation of 8 per cent. per annum. The latest actuarial valuation revealed a surplus of US$14 million (R111 million) in the actuarial value of the assets of US$40 million (R316 million) compared to the actuarial value of the liabilities. This represents a funding level of 154 per cent. The market value of assets at 1 January 2001 was US$47 million (R375 million).

33. Related party transactions

The group through its wholly owned subsidiary, Southern Sun Gaming Investments (Proprietary) Limited ("SSGI") has a 50 per cent. interest in Tsogo Sun Holdings (Proprietary) Limited ("Tsogo Sun"), a company formed in conjunction with Tsogo Investment Holdings (Proprietary) Limited ("TI") to pursue the opportunities for developing the South African gaming industry. The group has a number of arrangements in place with Tsogo Sun which are related party in nature.

Under the terms of a technical and management assistance agreement dated 30 August 1996 between Tsogo Sun and Southern Sun, Southern Sun is entitled to charge casino licence application fees of between US$30,000 and US$50,000 per application, for assistance in advising on casino applications. In addition. Southern Sun is entitled to charge Tsogo Sun a consultancy fee of 2 per cent. to 2.5 per cent. of budgeted capital expenditure costs (excluding land and capitalised interest) on casino resort facilities that are being developed. Furthermore, Southern Sun Hotel Interests receives a management fee based on turnover and gross operating profit for providing hotel management services for casino hotels operated by Tsogo Sun and food and beverage facilities related to its casino operations.

In relation to the above, ABSA Bank Limited (ABSA) has agreed to provide a series of facilities to Tsogo Sun and its shareholders, comprising:

- US$88 million (R700 million), of which US$38 million (R300 million) had been drawn down at 31 March 2001 (2000: US$18 million (R120 million) and 1999: US$19 million (R120 million)), to assist TI shareholders to invest in Tsogo Sun. This facility has been guaranteed by SAB Limited;
- US$88 million (R700 million) (unsecured loan subject to the achievement of certain debt equity and lease/interest cover covenants) of which US$86 million (R690 million) had been drawn down at 31 March 2001 (2000: US$60 million (R391 million)) to Tsogo Sun to fund the development of its casino land and buildings requirements. This facility has not been guaranteed by SAB Limited.

Nedcor Bank Limited has provided the following guarantee to the Eastern Cape Gambling and Betting Board in respect of commitments for a licence recently awarded to Tsogo Sun:

- To Tsogo Sun Emonti (Pty) Limited a subsidiary of Tsogo Sun, a US$25 million (R200 million) guarantee subject to a Southern Sun counter guarantee.

SAB Limited has guaranteed the lease commitments of Tsogo Sun in respect of the Sandton Convention Centre, which are based on a total capital cost of US$40 million (R320 million).

In return for its guarantees SAB Limited earns an annual fee of 2 per cent. based on the outstanding capital amount drawn under the related facility during the year.

Southern Sun Holdings Limited has provided a variety of guarantees totalling US$7 million (R55 million) (2000: US$8 million (R55 million)) to Nedbank and the Mpumalanga Gaming Board, for a 2 per cent. fee in respect of the financing of the Nelspruit and Witbank permanent facilities, and guarantees in relation to gaming taxes and jackpots for the Montecasino. In addition Southern Sun Holdings has guaranteed the lease commitments of Tsogo Sun in respect of the Express by Holiday Inn Century City hotel, which are based on a capital cost of US$4 million (R34 million).

The group also has related party transactions with its associated undertaking Coca-Cola Canners (Pty) Limited ("Coca-Cola Canners"). During the three year period the group, through its subsidiary ABI, purchased from Coca-Cola Canners canned Coca-Cola products for resale totalling US$112 million (R819 million) (2000: US$140 million (R862 million) and 1999: US$125 million (R735 million)). As at 31 March 2001 ABI owed US$7 million (R56 million) (2000: US$13 million (R85 million) and 1999: US$19 million (R116 million)) to Coca-Cola Canners.

34. Ordinary shareholding analyses

Listed below are analyses of holdings extracted from the register of ordinary shareholders at 31 March 2001:

	Number of shareholders	Percentage of share capital
Portfolio size		
1–1,000	9,643	0.29
1,001–10,000	2,709	1.00
10,001–100,000	498	2.04
100,001 and over	248	96.67
	13,098	100.00
Category		
Individuals	11,285	2.18
Pension and provident funds	35	0.53
Banks, nominees and finance corporations	1,228	66.07
Insurance Companies	10	20.46
Trust funds and investment companies	376	0.24
Other corporate entities	164	10.52
	13,098	100.00

Listed below are analyses of holdings extracted from the register of ordinary shareholders at 31 March 2000:

	Number of shareholders	Percentage of share capital
Portfolio size		
1–1,000	11,327	0.33
1,001–10,000	3,347	1.23
10,001–100,000	559	2.10
100,001 and over	237	96.34
	15,470	100.00
Category		
Individuals	13,980	2.91
Pension and provident funds	30	0.28
Banks, nominees and finance corporations	788	58.24
Insurance Companies	50	9.39
Trust funds and investment companies	227	1.27
Other corporate entities	395	27.91
	15,470	100.00

According to information received by the directors, the following are the only shareholders beneficially holding, directly or indirectly, including asset managers' investment funds, at

31 March 1999, 31 March 2000, 31 March 2001 and 18 June 2001 respectively, in excess of 3 per cent. of the share capital having normal voting rights:

	18 June 2001 %	31 March 2001 %	31 March 2000 %	31 March 1999 %
Beverage and Consumer Industry Holdings Limited ("Bevcon")	—	—	—	26.6
Brandes Investment Partners	6.5	5.8	—	—
Capital Group	0.5	1.0	7.7	5.8
First National Nominees (Pty) Limited	4.0	3.8	3.7	3.6
Liberty Life Group	8.5	8.4	9.2	4.3
Nedcor Bank Nominees (Pty) Limited	7.4	7.4	7.7	6.3
Public Investment Commission	9.2	9.4	7.8	—
South African Mutual Life Assurance Society & Subsidiaries ("Old Mutual")	5.6	5.3	6.8	9.4
Suid-Afrikaanse Nasionable Lewensassuransie Maatskappy ("Sanlam")	6.8	6.7	7.9	6.4
Standard Bank Nominees (Tvl) (Pty) Limited*	22.4	23.6	21.2	20.2

*Includes ADR's

Certain of the major shareholders' shareholdings were partially included in the nominee company totals as given and have been excluded from these totals. No other beneficial nominee holders are entitled to shares exceeding 3 per cent. of the issued share capital.

35. *Major non-cash transactions*

There were no material non-cash transactions arising during the years ended 31 March 2001 and 31 March 2000.

Safelite

On 18 September 1997, Belron International merged the activities of Vistar Inc. into those of Safelite Inc. to form a new entity operating under the name of Safelite Glass Corp. As part of the terms and conditions of the purchase agreement, Belron International issued US$80 million (R398 million) guaranteed 8.5 per cent. promissory notes, payable on 18 December 2001, in consideration for the purchase of management rights in Vistar Inc. from certain minority shareholders of Vistar Inc. In addition, the group entered into a put and call option arrangement with a minority shareholder (Kellman) whereby the group had the option to acquire a further 17.9 per cent. of non-voting shares in Safelite Glass Corp. in two equal tranches before December 1999 for an aggregate consideration of US$84.8 million (R499 million). The first tranche, which was exercisable in December 1998, was not exercised by the group. Should the second tranche of the option not be exercised, Kellman had the option to sell his 17.9 per cent. to the group in one tranche in December 2000 for US$95.8 million (R574 million). The group believed that there was a genuine commercial probability that the put option would be exercised against it and thus for all periods in the consolidated financial information has accounted for Safelite Glass Corp. on the basis of an economic interest inclusive of the 17.9 per cent. held under option. The anticipated cost of the option has been accounted for on a discounted basis.

On the creation of Safelite Glass Corp. in order to conform with the group's accounting policy, the capitalised goodwill totalling US$373 million (R1,789 million) then reflected in the financial statements of Safelite Glass Corp. was written off to reserves. As a result, the net amount of the fair value of the assets and liabilities of Safelite Glass Corp. at acquisition was represented by US$516 million (R2,479 million) of net liabilities.

During the year Belron International's economic interest (taking into account shares under option) in Safelite Glass Corp. diluted by 3.6 per cent. to 59.0 per cent. as a result of a share issue by Safelite. Previously eliminated goodwill of US$16 million (R94 million) was reinstated in the group's consolidated reconciliation of movements in shareholders' funds, resulting in a net US$2 million (R13 million) loss on variation of shareholding reflected in the consolidated statements of total recognised gains and losses.

Prior to the merger, the group incurred non-cash restructuring costs of US$23 million (R111 million) which related to the write-down of the net assets of Vistar Inc. and Safelite Inc.

Suncrush

On 8 June 1998, the group acquired the assets and liabilities of Suncrush Limited. As part of the terms and conditions of acquisition, part of the consideration comprised 32,437,557 ordinary shares in ABI of which 17,809,635 ordinary shares were renounced by Suncrush Limited in favour of SAB Limited in consideration for 3,211,365 ordinary shares in SAB Limited and R198 million in cash. The above shares were issued inclusive of rights to the final dividend for the financial year ended 31 March 1999. Suncrush Limited elected in each case to receive capitalisation awards in lieu of a cash dividend, resulting in a further 227,554 and 68,172 shares in ABI and SAB Limited respectively being issued to Suncrush Limited. The market value of the total shares issued to Suncrush Limited as at 8 June 1998 amounted to US$142 million (R799 million) in respect of the ABI shares and US$79 million (R443 million) in respect of SAB Limited shares.

Russian impairment

As detailed in note 6, during the year ended 31 March 1999 a US$71 million (R400 million) impairment provision was charged in relation to the group's partially constructed brewery in Kaluga Oblast in Russia.

36. Post-balance sheet events

Castel group

SAB plc, through its subsidiary, SAB International, and the Castel group through its Beer Division (CBB), have entered into a strategic alliance with respect to their operations in Africa (excluding South Africa and Namibia). The transaction became effective on 1 April 2001, on satisfactory completion of an operational due diligence by both parties.

As part of this transaction SAB plc acquired a 20 per cent. stake in CBB, whilst the Castel group acquired a 38 per cent. stake in SAB International Africa, effectively by way of share exchange. A shareholders' agreement governs the arrangements between the parties.

US dollar private placement

Subsequent to the financial year end, on 9 April 2001, a US$328 million (R2,622 million) note was issued in the US private debt market. The object of this issue was to broaden the debt base of the group as well as to extend the debt maturity profile. The note has a maturity of seven years with an average coupon of 8.06 per cent. and an average maturity of five years.

China

On 31 May 2001 SAB plc announced the acquisition of a further three breweries in China, through its joint venture company, CRE Beverage Limited. The breweries are Bangchuidao in Dalian, New Three Star in Shangzhi and Sichuan Emei in Leshan. All three breweries will be funded through a combination of internally generated cash and local renminbi debt at favourable rates.

Principal Subsidiary Undertakings

The principal subsidiary undertakings of the group are as follows:

Name	Country of incorporation	Principal activity	Effective interest in ordinary share capital		
			2001	2000	1999
Central administration					
SABIFin	Netherlands	Group holding and finance company	**100%**	100%	100%
SABSA Holdings (Pty) Ltd	South Africa	Holding company	**100%**	100%	100%
Beer South Africa[2]					
SAB Ltd[2]	South Africa	Brewing and holding company	**100%**	100%	100%
South African Breweries Hop Farms (Pty) Ltd.	South Africa	Hop farming	**100%**	100%	100%
Southern Associated Maltsters (Pty) Ltd	South Africa	Maltsters	**100%**	100%	100%
SAB International[3]					
South African Breweries International BV	Netherlands	Holding company	**100%**	100%	100%
SAB International—African operations[3]					
Accra Brewery Ltd[1]	Ghana	Brewing/CSDs	**69%**	69%	69%
Bebidas Tradicionais de Moçambique SARL	Mozambique	Sorghum brewing	**100%**	100%	85%
Botswana Breweries (Pty) Ltd	Botswana	Sorghum brewing	**47%**	40%	40%
Castle Brewing Kenya Ltd[4]	Kenya	Brewing	**87%**	51%	51%
Cervejas de Moçambique SARL	Mozambique	Brewing	**65%**	65%	65%
Chibuku Products Ltd	Malawi	Sorghum brewing	**50%**	70%	—
Darbrew Ltd[5]	Tanzania	Sorghum brewing	**39%**	30%	30%
Kgalagadi Breweries (Pty) Ltd	Botswana	Brewing/CSDs	**47%**	40%	40%
Lesotho Brewing Company (Pty) Ltd	Lesotho	Brewing/CSDs	**39%**	39%	39%
National Breweries plc[1]	Zambia	Brewing	**70%**	70%	70%
South African Breweries International (Africa) BV	Netherlands	Holding company	**100%**	100%	100%
Swaziland Beverages (Pty) Ltd	Swaziland	Soft drinks	**—**	60%	60%
Swaziland Brewers Ltd[6]	Swaziland	Brewing	**60%**	60%	60%
Tanzania Breweries Ltd[1][7]	Tanzania	Brewing	**66%**	51%	51%
Zambia Breweries plc[1]	Zambia	Brewing	**90%**	90%	45%
SAB International—European operations[3]					
Compania Cervecera de Canarias SA	Spain	Brewing	**51%**	51%	51%
Dreher Sörgyárak Rt	Hungary	Brewing	**99%**	99%	98%

Name	Country of incorporation	Principal activity	Effective interest in ordinary share capital		
			2001	2000	1999
Kaluga Brewery Company OOO	Russia	Brewing	**100%**	100%	100%
Kompania Piwowarska SA[8]	Poland	Brewing	**69%**	69%	54%
Pivovar Šariš AS	Slovakia	Brewing	**98%**	98%	98%
Plzeňsky Prazdroj as	Czech Republic	Brewing	**98%**	51%	—
SC Ursus SA	Romania	Brewing	**95%**	95%	93%
South African Breweries International (Europe) BV	Netherlands	Holding company	**100%**	100%	100%
South African Breweries International—Asian operations[3]					
South African Breweries International (Asia) BV[9]	Netherlands	Holding company	**100%**	100%	100%
Narang Breweries (Pvt) Ltd	India	Brewing	**60%**	—	—
Other Beverage Interests					
Other Beverage Interests (Pty) Ltd	South Africa	Holding company	**100%**	100%	100%
Amalgamated Beverage Industry Ltd[1]	South Africa	CSDs	**74%**	65%	65%
Appletiser South Africa (Pty) Ltd	South Africa	Fruit juices and water	**100%**	100%	100%
Traditional Beer Investment (Pty) Ltd	South Africa	Sorghum brewing	**—**	100%	100%
Valaqua (Pty) Ltd	South Africa	Bottled water	**—**	100%	100%
Hotels and Gaming					
Southern Sun Holdings Ltd	South Africa	Holding company	**100%**	100%	100%
Southern Sun Hotel Interests (Pty) Ltd	South Africa	Hotels	**100%**	100%	100%
Southern Sun Gaming Investments (Pty) Ltd	South Africa	Gaming Investments	**100%**	100%	—

Notes:

(1) Listed in country of incorporation.

(2) when the operations and assets of the South African Beer Division were a part of SAB Limited, they were held as a division of that company. Following the restructuring, these operations and assets were incorporated into a corporate legal entity, The South African Breweries Limited.

(3) The effective interest for the relevant SAB International subsidiary undertaking represents the group interest and unless otherwise stated represents the group's share of voting rights.

(4) SAB has a 86 per cent. shareholding and holds an additional 1 per cent. by proxy.

(5) Darbrew Limited ("Darbrew") is held by Tanzania Breweries Limited ("Tanzania Breweries"), a company in which the group effectively owns 66 per cent. The holding of Tanzania Breweries in Darbrew is 60 per cent.

(6) During the year the operations of Swaziland Beverages (Pty) Ltd were combined with those of Swaziland Brewers Ltd, resulting in Swaziland Beverages (Pty) Ltd being a dormant company.

(7) SAB has a 64 per cent. shareholding and holds an additional 2 per cent. by proxy.

(8) The group's holding in Kompania Piwowarska SA ("KP") at 31 March 2001 is indirectly held through two 100 per cent. subsidiary undertakings, Windjammer investments BV and Lech Holdings BV, which own directly and indirectly 66 per cent. of KP. In addition, the Polish government and certain employees of KP may exercise put options, amounting to approximately 3 per cent., which would increase SABI's holding. The group believes that there is a genuine commercial probability that these options will be exercised and has accounted for a total effective interest in the company of 69 per cent.

(9) This company holds a 49 per cent. interest in CRE Beverage Limited—see the table for associated undertakings.

The group comprises a large number of companies. The list above only includes those subsidiary undertakings which materially affect the profit or net assets of the group, or a business segment, together with the principal intermediate holding companies of the group. The principal country in which each of the above subsidiary undertakings operates is the same as the country in which each is incorporated.

Where the group's effective interest in the equity share capital of an undertaking was less than 50 per cent., the basis on which the undertaking is a subsidiary undertaking of the group is as follows:

Botswana Breweries (Pty) Limited and Kgalagadi Breweries (Pty) Limited

The group holds a 40 per cent. interest in each of Botswana Breweries (Pty) Limited and Kgalagadi Breweries (Pty) Limited with the remaining 60 per cent. interest in each held by Sechaba Brewery Holdings Limited. The group's shares entitle the holder to twice the voting rights of those shares held by Sechaba Brewery Holdings Limited. The group's additional 7 per cent. indirect interest (acquired during 2001) is held via an 11 per cent. interest in Sechaba Brewery Holdings Limited.

Lesotho Brewing Company (Pty) Limited ("Lesotho Brewing")

SAB International Africa holds a 39 per cent. interest in Lesotho Brewing with the remaining interest held by a government authority, the Lesotho National Development Corporation (51 per cent.), and the Commonwealth Development Corporation (10 per cent.). Lesotho Brewing is treated as a subsidiary undertaking based on the group's ability actually to exercise dominant influence over its operations through its board representation. The day to day business operations are managed in accordance with a management agreement with Bevman Services AG, a group company.

Associated undertakings

The principal associated undertakings of the group are set out below. Where the group's interest in an associated undertaking is held by a subsidiary undertaking which is not wholly-owned by the group, the subsidiary undertaking is indicated in a note below.

Name	Country of incorporation	Principal activity	Effective interest in ordinary share capital 2001	2000	1999
SAB International—African operations[2]					
Delta Corporation Ltd[1]	Zimbabwe	Brewing and diversified interests	**23%**	23%	23%
Nile Breweries Ltd	Uganda	Brewing	**40%**	40%	40%
SAB International—Asian operations[2]					
CRE Beverage Ltd, which holds the following subsidiary undertakings:	British Virgin Islands	Holding company	**49%**	49%	49%
China Resources (Anhui) Brewery Co Ltd[3]	China	Brewing	**49%**	—	—
China Resources (Anshan) Brewery Co Ltd[3]	China	Brewing	**44%**	44%	—
China Resources (Dalian) Brewery Co Ltd[3]	China	Brewing	**49%**	49%	49%
China Resources (Jilin) Brewery Co Ltd[3]	China	Brewing	**44%**	44%	44%
China Resources (Mianyang) Brewery Co Ltd[3]	China	Brewing	**49%**	49%	49%
China Resources (Shenyang) Snowflake Beer Co Ltd[3]	China	Brewing	**44%**	44%	44%
China Resources (Tianjin) Brewery Co Ltd[3]	China	Brewing	**45%**	45%	—
China Resources (Wanghua) Brewery Co Ltd[3]	China	Brewing	**39%**	39%	—
China Resources Food and Beverage (Shenzhen) Co Ltd[3]	China	Soya milk	**49%**	49%	—
Shenyang Hwa-Jeng Winery Brewery Limited[3]	China	Brewing	**44%**	44%	44%
Shenzhen C'est Bon Food and Drink Co Ltd[3]	China	Bottled water	**49%**	49%	33%
Other Beverage Interests					
Ceres Fruit Juices (Pty) Ltd	South Africa	Fruit juices	**—**	—	37%
Coca-Cola Canners (Pty) Ltd[4]	South Africa	Canning of CSDs	**24%**	21%	21%
Distillers Corporation (SA) Ltd[1][5]	South Africa	Spirits	**—**	30%	30%
Stellenbosch Farmers' Winery Group Ltd[1][5]	South Africa	Wines	**—**	30%	30%
Distell Group Ltd[1][5]	South Africa	Wines and spirits	**30%**	—	—

Name	Country of incorporation	Principal activity	Effective interest in ordinary share capital 2001	2000	1999
Hotels and Gaming					
Cullinan Hotels (Pty) Ltd.	South Africa	Hotels	**50%**	50%	—
Hotel Formule 1 (Pty) Ltd.	South Africa	Hotels	**47%**	47%	47%
Monyaka Gaming Machine Supply (Pty) Ltd	South Africa	Slot machines	**30%**	30%	30%
Sun International Inc	Panama	Resorts and casinos	**—**	20%	20%
Tsogo Sun Holdings (Pty) Ltd	South Africa	Casinos	**50%**	50%	50%

Notes:

(1) Listed in country of incorporation.

(2) The effective interest for the relevant SAB International associated undertaking represents the group interest as at year end.

(3) CRE Beverage Limited, the group's 49 per cent. owned associated undertaking, holds between 80 per cent. and 100 per cent. of these companies.

(4) Amalgamated Beverage Industries Ltd, the group's 74 per cent. owned subsidiary undertaking, holds 32 per cent. of this company.

(5) Distillers Corporation (SA) Limited and Stellenbosch Farmer's Winery Group Limited merged in November 2000 and the name was changed to Distell Group Limited in March 2001.

The principal country in which each of the above associated undertakings operates is the same as the country in which each is incorporated.

Directors' Remuneration

This report on Remuneration and related matters covers issues which are the concern of the Board as a whole in addition to those which were dealt with by the Remuneration Committee.

The Remuneration Committee

The Remuneration Committee deals with the remuneration of the executive directors and other members of the executive committee, as well as approving all grants of discretionary share options and awards under the Performance Share Award Scheme, on behalf of the board and shareholders. During the financial year to 31 March 2001 the members of the Remuneration Committee were Lord Renwick of Clifton, Mr J M Kahn, Mr H R Collum and Mr M Q Morland.

Remuneration policies

The Remuneration Committee has sought to operate a framework of policies, within which it has set the remuneration package for each executive director, which applies the principles of Section 1 of the Combined Code and the Code of Best Practice.

The overall strategy of the Remuneration Committee has been to ensure that executive directors and senior managers are rewarded for their contribution to the group's operating and financial performance at levels which take account of industry, market and country benchmarks. In order to promote an identity of interest with shareholders, share incentives are considered to be critical elements of executive incentive policy.

The basic objective of the policies is that the executive directors should receive remuneration which is appropriate to their scale of responsibility and performance and which will attract, motivate and retain individuals of the necessary calibre. In the application of its policy, the Remuneration Committee also has had regard to the necessity of being competitive in the different parts of the world in which the company operates, particularly the Republic of South Africa and Europe.

The underlying philosophy of the Remuneration Committee has been to provide base pay at median levels by comparison with relevant comparator companies. This is so as to avoid paying

more than is necessary for the purpose of maintaining good management, but to provide the potential for upper quartile earnings when corporate and individual performance justify it.

The Remuneration Committee has taken independent advice from William M Mercer Limited (Mercers), a leading firm of remuneration consultants, to help it achieve its objectives.

Proposed policy development

Arising from its annual review of the executive directors' remuneration at the end of May 2001, the Remuneration Committee intends to make some detailed changes to individual elements of remuneration. These are intended to maintain the competitiveness of remuneration packages in light of developing market trends as advised by Mercers, whilst seeking to ensure that executive incentive compensation is aligned with performance for shareholders, recognising the guidance provided by the institutional investors represented by the Association of British Insurers (ABI) and the National Association of Pension Funds (NAPF).

Annual incentive bonus

For financial 2002, the Remuneration Committee intends to increase the maximum potential bonus from 60 per cent. to 80 per cent. of base salary for the Chief Executive, Mr EAG Mackay, and from 50 per cent. to 65 per cent. of base salary for the other executive directors. There are no changes to the objective performance criteria set for annual bonus achievement. For corporate executive directors, bonuses will be based as to 60 per cent. of maximum on group financial performance, 20 per cent. on the attainment of strategic objectives and 20 per cent. on agreed personal targets. For the other executive directors responsible for operating divisions, bonuses will be based as to 30 per cent. of maximum on group financial performance, 40 per cent. on the attainment of divisional financial performance and 30 per cent. by reference to strategic and personal objectives.

Long-term incentive plans

The new grant and award limits described below will be applied only in respect of future grants and awards to be considered by the Remuneration Committee.

Share options

The Remuneration Committee proposes to;

- exercise its authority in terms of the Rules of the Unapproved Share Option Scheme to remove the provision which limits the value of unvested options that an individual can hold at any time to four times annual remuneration, so as to move to making annual grants equivalent to fixed percentages of base salary. In the case of the Chief Executive this would be 200 per cent. (with an expected value of approximately 80 per cent. on a Black-Scholes basis); in the case of the other executive directors, 150 per cent. (with a Black-Scholes value of 60 per cent.) and in the case of other participants, up to 100 per cent. (with a Black-Scholes value of 40 per cent.);

- in respect of all the annual awards move from applying a performance condition for the exercise of share options which requires growth of EPS, stated in £ sterling, equal to or greater than the change in RPI plus 3 per cent. per annum compound over any three year period until 10 years after grant ("rolling retesting"). The new performance condition will relate the ability to exercise an increasing proportion of an option to higher performance achieved ("sliding scale vesting") and with limited retesting.

- the base annual award at prior grant levels of 130 per cent. of annual salary for the Chief Executive, 115 per cent. of annual salary for other executive directors and up to 100 per cent. for other participants will continue to vest at compound EPS growth of RPI +3 per cent. subject to testing at three, four and five year intervals from a fixed base. Half of any additional annual amount will vest at RPI +4 per cent.; and the other half of any additional annual amount will vest at RPI +5 per cent. compound EPS growth, measured from a fixed base and only capable of testing after three, four or five years.

Certain key effects of these revisions will be to:

- eliminate the need for the grant of replacement options following the exercise of previously granted options, within the current four times annual base pay limit;
- for all annual awards, restrict retesting to years four and five after grant, with unvested options lapsing at the end of year five (compared with the current retesting from years four through to ten);
- increase the maximum nominal value of options which could vest in a single year (from year five) through full achievement of the performance condition to six times annual base salary in the case of the Chief Executive (compared to the current four times base salary) and in the case of the other executive directors to 4.5 times base salary (compared to the current 3.5 times);
- maintain the nominal value of options which would vest under the proposals upon achievement of three-year compound growth in adjusted earnings per share at the current hurdle of RPI +3 per cent. at 130 per cent. of base salary in the case of the Chief Executive and at 115 per cent. of base salary for the other executive directors, but provide more testing performance conditions for higher awards within the limits described; and
- ensure that the calibration of the rate at which options will vest against the performance scale from RPI +3 per cent. to RPI +5 per cent. satisfies the board's requirements both to provide a meaningful incentive and to achieve appropriate gains in shareholder value.

Conditional awards of shares

The Remuneration Committee also intends to increase the face value of annual Awards under the SAB plc Share Award Scheme to 100 per cent. of base salary for the Chief Executive (up from 75 per cent.) and to 75 per cent. of base salary for other executive directors (up from 50 per cent.), with vesting of awards conditional on total shareholder return (TSR) performance against a comparator group which has been developed to focus closely on the brewing industry worldwide.

This move does not represent any change in methodology or scale of performance hurdle under the scheme. The comparator group, recently expanded, comprises a multi-national range of quoted brewing companies, as described later in this report.

As before, these awards will only vest if in the period after grant the company's TSR exceeds the median TSR of a comparator group of companies over three years. If the company reaches median performance, 25 per cent. of the awards will vest. For upper quartile performance, 100 per cent. of the awards will vest. Between these levels, the awards vest pro rata. There is no retesting.

Summary of remuneration

The remuneration packages of executive directors comprise annual salary, an annual cash bonus plan, participation in share option plans and on performance share award scheme, pension contributions and health and car benefits. These are described below:

Executive directors' salaries

In setting annual salary levels for the financial year to 31 March 2001 and in reviewing these for the financial year to 31 March 2002, the Remuneration Committee has been assisted by Mercers.

For the financial year to 2001, comparisons were made with the pay of relevant post holders in the 30 or so companies clustered around SAB plc in the FTSE 100 at 31 March 2000 and with selected UK companies in the Brewery, Hotels and Leisure sectors.

This data was then applied to determine the £ sterling component of base pay of each of the executive directors, according to the proportion of their time expected to be spent on UK plc duties. Local market pay data was collected and used to determine the rand component of base pay of each of those executive directors then based primarily in South Africa.

In the case of Messrs Mackay, Cox and Wyman the applicable percentage of UK duties was 100 per cent. In the case of the other executive directors the applicable percentages were 30 per cent. on UK plc duties and 70 per cent. on South African or European duties.

Following changes in the duties of Mr Lloyd and Mr Simms during the year the make up of their pay in £ sterling and US dollar or rand, respectively, was also changed. It has also been agreed that the increasing involvement of Mr N J Adami in duties outside South Africa warrants a change of treatment to recognise that 40 per cent. of his duties are UK plc and 60 per cent. are South African.

For the financial year to 31 March 2002, it is intended to maintain a similar approach but to focus UK comparisons with the 30 companies clustered around SAB plc in the FTSE 100 at 2 April 2001.

South African rand pay will continue to be set by reference to the local market.

As a result of applying the approach described above the annual levels of pay determined at the start of the year for the financial year 2001 and the percentage changes from levels prevailing at 1 April 1999 on the same basis were as shown in the table below (for the purposes of these calculations the R:£ and US$:£ exchange rates at 1 April 1999 and 1 April 2000 were applied):

Name	2001 Salary level £	2000 Salary level £	% Change
N J Adami	156,619	144,004	8.76
N G Cox	280,000	255,000	9.80
R L Lloyd	237,016	225,524	5.10
E A G Mackay	462,500	420,000	10.12
M H Simms	134,541	128,269	4.89
M I Wyman	280,000	255,000	9.80

Note:

The effect of remuneration changes during the year due to redeployments and promotions can be seen in the consolidated table below.

Executive directors' bonuses

In addition to basic salary, each of the executive directors was entitled to participate in an annual bonus scheme. Under this they might be awarded up to 50 per cent. (60 per cent. in the case of Mr Mackay) of annual salary if group, divisional (where appropriate) and personal performance objectives agreed by the Remuneration Committee were met.

For the financial year ended 31 March 2001, bonuses for Messrs Mackay, Cox and Wyman have been based as to 60 per cent. of maximum on group financial performance, 20 per cent. on the attainment of strategic objectives and 20 per cent. on agreed personal targets. For the other executive directors responsible for operating divisions, bonuses have been based as to 30 per cent. of maximum on group financial performance, 40 per cent. on the attainment of divisional financial performance and 30 per cent., by reference to strategic and personal objectives.

In the case of Mr Simms his bonus reflected his move part way through the year to become MD SABI Europe. In the case of Mr Lloyd his bonus was based partly on the same arrangements as for other divisional MDs and partly on the same basis as for Messrs Mackay, Cox and Wyman, following the assumption of his duties as Organisational Development Director.

At its meeting on 29 May 2001, the Remuneration Committee received assessments of the performance of each of the executive directors against their agreed financial and strategic

targets. In light of these the Remuneration Committee measured and agreed the payments of bonuses as shown in the table below:

Name	2001 bonus £	Award % of year end salary	2000 bonus £
N J Adami	**32,000**	18.5	58,715
N G Cox	**56,000**	20.0	95,000
R L Lloyd	**83,005**	31.9	92,965
E A G Mackay	**128,500**	27.8	180,000
M H Simms	**57,612**	24.0	37,224
M I Wyman	**64,400**	23.0	105,000

Long-term incentive plans

Share option schemes

The company operates both an Inland Revenue Approved Share Option Scheme and an unapproved scheme, for options in excess of the Inland Revenue limit of £30,000 (the SAB plc Executive Share Option No 2 Scheme) to a cap of four times basic salary over three years, with replacement only after vesting on achievement of the performance condition. Options under these schemes are granted at market value.

The exercise of options granted during the year under the unapproved share option scheme will normally be conditional on the achievement of earnings per share growth equivalent to the change in RPI +3 per cent. compound per annum over a three year period determined by the Remuneration Committee.

Options were granted to each of the executive directors in June 2000.

The company has calculated the Black-Scholes value in respect of the options granted under the Approved and Unapproved Share Option Schemes using a methodology provided by the Remuneration Committee's consultants, Mercers. The model uses daily share price data for SAB to calculate volatility. Taking account of grant date, exercise price, time to maturity, and assumptions of dividend yield and risk-free rate of return, the application of the methodology provides a Black-Scholes multiple for SAB of approximately 40 per cent. for grants made in 2000 and 44 per cent. for grants made in 1999. This means that 40 per cent. or 44 per cent. of the exercise price (depending on when the grant was made) represents the net present value of the potential future gain.

The interests of the executive directors in shares of the company provided in the form of options since listing on 8 March 1999 are shown in the tables below:

SAB plc Approved Share Option Scheme

Directors	Number of share options as at 31 March 2000	Number of share options granted during the year	Number of share options exercised during the year	Subscription price £	Exercisable 3–10 years from	Number of share options as at 31 March 2001	Black-Scholes net present value £
E A G Mackay	5,586	—	—	5.37	16.03.1999	5,586	13,200
M I Wyman	5,586	—	—	5.37	16.03.1999	5,586	13,200
N J Adami	5,586	—	—	5.37	16.03.1999	5,586	13,200
M H Simms	5,586	—	—	5.37	16.03.1999	5,586	13,200
R L Lloyd	5,586	—	—	5.37	16.03.1999	5,586	13,200

Past director	Number of share options as at 31 March 2000	Number of share options granted during the year	Number of share options exercised during the year	Subscription price £	Exercisable 3–10 years from	Number of share options as at 31 March 2001	Black-Scholes net present value £
N G Cox	5,586	—	—	5.37	16.03.1999	5,586	13,200

SAB plc Share Option No. 2 Scheme

Directors	Number of share options as at 31 March 2000	Number of share options granted during the year	Grant value as % of salary	Number of share options exercised during the year	Subscription price £	Exercisable 3–10 years from	Number of share options as at 31 March 2001	Black-Scholes net present value £
E A G Mackay	112,577				4.85	08.03.1999		
		159,416	142	—	4.11	02.06.2000	271,993	502,318
M I Wyman	60,463				4.85	08.03.1999		
		85,341	125	—	4.11	02.06.2000	145,804	269,328
N J Adami	33,949				4.85	08.03.1999		
		47,621	125	—	4.11	02.06.2000	81,570	150,736
M H Simms	30,237				4.85	08.03.1999		
		39,641	121	—	4.11	02.06.2000	69,878	129,696
R L Lloyd	53,350				4.85	08.03.1999		
		76,438	126	—	4.11	02.06.2000	129,788	239,513

Past director	Number of share options as at 31 March 2000	Number of share options granted during the year	Grant value as % of salary	Number of share options exercised during the year	Subscription price £	Exercisable 3–10 years from	Number of share options as at 31 March 2001	Black-Scholes net present value £
N G Cox	60,463				4.85	08.03.1999		
		85,341	125	—	4.11	02.06.2000	145,804	269,328

SAB Executive (South African) Share Purchase Scheme

Prior to the adoption of the new share schemes, each of the executive directors participated in the SAB Executive Share Purchase Scheme. Details of options granted and share purchases awarded prior to listing in respect of SAB plc shares under this scheme are set out below.

Directors	As at 31 March 2000	Number of shares granted during the year	Number of shares implemented/ exercised during the year	Sale price/ market price (R)	Exercise price (R)	Exercise period for 10 years from	As at 31 March 2001
E A G Mackay	100,000	—	—	—	34.55	14.04.1994	100,000
	100,000	—	—	—	53.63	29.05.1996	100,000
	100,000	—	—	—	53.95	28.05.1997	100,000
	150,000	—	—	—	46.40	11.11.1998	150,000
M I Wyman	100,000	—	—	—	34.55	14.04.1994	—
	—	—	(100,000)	55.87	—	—	—
	100,000	—	—	—	53.63	29.05.1996	100,000
	40,000	—	—	—	32.84	14.09.1998	40,000
	60,000	—	—	—	46.40	11.11.1998	60,000
N J Adami	100,000	—	—	—	34.55	14.04.1994	
	—	—	(50,000)	54.04	—	—	50,000
	100,000	—	—	—	53.63	29.05.1996	100,000
	40,000	—	—	—	32.84	14.09.1998	40,000
	100,000	—	—	—	46.40	11.11.1998	100,000
M H Simms	60,000	—	—	—	53.63	29.05.1996	60,000
	40,000	—	—	—	48.62	19.01.1998	40,000
	60,000	—	—	—	46.40	11.11.1998	60,000
R L Lloyd	100,000	—	—	—	14.61	19.10.1990	—
	—		(100,000)	49.63	—	—	—
	60,000	—	—	—	53.95	28.05.1997	60,000
	60,000	—	—	—	46.40	11.11.1998	60,000
J M Kahn	400,000	—	—	—	53.63	29.05.1996	400,000
Past directors							
N G Cox	100,000	—	—	—	53.63	29.05.1996	100,000
	100,000	—	—	—	46.40	11.11.1998	100,000
G H L Goedhals	50,000	—	—	—	44.46	24.05.1995	50,000
	60,000	—	—	—	53.63	29.05.1996	60,000

The executive directors are not eligible to receive further awards under this scheme.

The characteristics of this scheme are such that taxable gains on exercise of options were recognised in prior years in respect of all the share rights reflected in the table.

From 3 June 2000, the SAB Executive Share Purchase Scheme was closed for purposes of new awards, being replaced by The Mirror SAB Executive Share Purchase Scheme for the purposes of new awards to employees of South African employers in the group and other employees of South African origin elsewhere in the group (other than SAB plc directors).

Performance Share Award Scheme

The company also has in place a Performance Share Award Scheme, which is operated in conjunction with the Company's Employee Benefit Trust (EBT). The trustee of the EBT grants awards in consultation with the company. Awards are subject to targets and will normally only vest after three years. Vesting is not subject to retesting.

Details of awards made in the year ended 31 March 2001 and previous years are set out below. These awards will only vest if in the period after grant the company's total shareholder return (TSR) exceeds the median TSR of a comparator group of companies over three years. If the company reaches median performance, 25 per cent. of the awards will vest. For upper quartile performance 100 per cent. of the awards will vest. Between these levels, the awards vest pro rata. Executives are encouraged to retain any shares obtained on the vesting of awards by the award of further shares equal to 50 per cent. of those vested. These additional shares will vest only if the original shares are retained for a further two years.

The constituents of the TSR comparator group for the June 2000 award were:

Allied Domecq
Anheuser-Busch
Bass
Cadbury Schweppes
Carlsberg A
Coca-Cola Beverages
Diageo
Fosters Brewing Group
Greene King
Grolsch
Heineken
Kirin Brewery
Pernod-Ricard
San Miguel Breweries (Hong Kong)
Scottish & Newcastle
Whitbread
Wolverhampton & Dudley

For the awards made in June 2001, the Remuneration Committee decided to amend the comparator group to make it a more relevant benchmark. The new comparator group will be as follows:

Ambev
Anheuser-Busch
Asahi Breweries
Asia Pacific Breweries
Bavaria
Carlsberg A
Coors Adoph B
Femsa UBD
Fosters Brewing Group
Greene King
Grolsch
Hartwall A
Heineken
Interbrew
Kirin Brewery
Lion Nathan
Molson A
Quinsa
San Miguel B
Sapporo Breweries
Scottish & Newcastle
Wolverhampton & Dudley

Taking into account both the probability of awards vesting and the scale of the challenge to attain maximum vesting, the indicative market probability is an outcome of approximately 80 per cent. of face value at the time of grant. Internally this is regarded as only one of a range of potential values which could be achieved.

SAB plc Share Award Scheme

Directors	Number of shares as at 31 March 2000	Number of shares awarded during the year	Face value of awards as % of salary	Number of shares vested during the year	Purchase price* £	Performance period 3 years from	Number of shares as at 31 March 2001	Total potential value £
E A G Mackay	64,948	—	—	—	1.00	08.03.1999		
		84,307	75	—	—	02.06.2000	149,255	529,199
M I Wyman	26,289	—	—	—	1.00	08.03.1999		
		34,063	50	—	—	02.06.2000	60,352	214,000
N J Adami	14,761	—	—	—	1.00	08.03.1999		
		19,062	50	—	—	02.06.2000	33,823	119,949
M H Simms	13,147	—	—	—	1.00	08.03.1999		
		16,375	50	—	—	02.06.2000	29,522	104,851
R L Lloyd	23,196	—	—	—	1.00	08.03.1999		
		30,303	50	—	—	02.06.2000	53,499	189,636

Past director	Number of shares as at 31 March 2000	Number of shares awarded during the year	Face value of awards as % of salary	Number of shares exercised during the year	Purchase price* £	Performance period 3 years from	Number of shares as at 31 March 2001	Total potential value £
N G Cox	26,289	—	—	—	1.00	08.03.1999		
		34,063	50	—	—	02.06.2000	60,352	214,000

Note:

* *The face value of these awards is assumed to be £4.85 per share for the 8 March 1999 tranche and £4.11 per share for the 2 June 2000 tranche for the purposes of the total potential value calculation.*

Pensions

During the year, the company has made contributions for the executive directors to the SAB Executive Pension Scheme, an Approved Occupational Pension Scheme established as a self-administered money purchase scheme. The rate of contribution paid in respect of each executive director's sterling based salaries was 15.6 per cent., to the extent allowed by the benefit cap. Contribution shortfalls above the cap as applicable were paid as additional taxable salary. Mr Simms elected not to join the Pension Scheme and was paid the contribution as additional taxable salary. For the South African based executive directors, contributions based on their rand basic salaries have been made to defined contribution group retirement schemes in South Africa by their employer companies in accordance with the rules of those schemes, on a continuation basis at the rate of 19.85 per cent. of base salary.

Details of contributions made in the year ended 31 March 2001 on behalf of executive directors are set out in the table below:

Name	2001 Retirement contributions £	2000 Retirement contributions £
N J Adami	**26,143**	24,812
N G Cox	**40,040**	41,530
R L Loyd	**35,076**	28,191
E A G Mackay	**50,490**	49,830
M H Simms	**15,446**	12,344
M I Wyman	**43,680**	39,780

Directors' service contracts and directors

Messrs Mackay, Lloyd and Wyman have service contracts with the company. Mr Simms has separate service contracts with the company, in respect of duties in relation to the board and with South African Breweries International Management Limited, a Guernsey subsidiary of the company, reflecting his role in the management of the European operations. The other executive directors have separate service contracts with the company, in respect of duties in relation to the board and with The South African Breweries Limited, a wholly owned subsidiary of the company, in respect of their other duties.

The notice to be given by an Executive Director to the company is 12 months.

Other benefits

The executive directors are provided with medical insurance, permanent health insurance, company car or car allowance at their choice and death in service benefit.

Messers Mackay, Lloyd and Wyman, having relocated to the UK, were each paid £8,333 per month housing allowance to assist with the costs of UK accommodation. This covered the 12 month period April 2000 to 31 March 2001 for Mr Mackay and Mr Wyman and the six month period to 31 March 2001 for Mr Lloyd. These allowances are payable for 36 months from relocation. Mr Cox received the same monthly housing allowance for the eight months ended 30 November 2000.

The total value of other benefits, including housing allowance provided to executive directors in the year ended 31 March 2001 is given in the table below:

Name	2001 Benefits £	2000 Benefits £
N J Adami	**20,054**	23,526
N G Cox	**104,741**	116,383
R L Lloyd	**151,916**	62,828
E A G Mackay	**232,864**	201,697
M H Simms	**71,517**	20,310
M I Wyman	**222,704**	190,255

Benefits include the housing allowances paid for relocation to the UK as reported above.

Non-executive directors' fees

The fees of the non-executive directors were determined by the board in the absence of the non-executive directors.

The Non-Executive Chairman of the board was paid a fee of £100,000 p.a. from 1 July 2000 in respect of his duties as Chairman. For the year ending 31 March 2001 each non-executive director, other than the Chairman, was paid a fee of £30,000 for his general board duties.

In addition to this fee, a non-executive director who served on the Audit or Remuneration Committees of the board was paid an additional sum of £2,500 in respect of each committee. A non-executive director who chaired a committee was paid an additional £5,500 in the case of the Audit and Remuneration Committees and an additional £8,000 in the case of the Nomination Committee. The Lord Fellowes was paid a fee of £6,000 for chairing the Corporate Accountability Committee.

Annual fees paid to non-executive directors in the year ended 31 March 2001 are set out in the table below:

Name	Fees £	Benefits £	2001 Total £	2000 Total £
J M Kahn	100,000	6,507	106,507	98,164
H R Collum	44,250	324	44,574	40,500
The Lord Fellowes	36,000	324	36,324	30,000
M J Levett	32,500	—	32,500	32,500
M Q Morland	35,000	310	35,310	35,000
M C Ramaphosa	30,000	—	30,000	30,000
Lord Renwick of Clifton	48,500	—	48,500	48,500
H R Slack	32,500	324	32,824	32,500
Dr C B Strauss	30,000	—	30,000	29,000

Summary of emoluments paid

The directors' emoluments in the year ended 31 March 2001 in total were as follows:

Emoluments paid for the period 1 April 2000 to 31 March 2001

Name	Salary/ fees UK £	RSA £	Europe £	2001 Total £	2000 Total £	2001 Bonus £	Retirement contributions £	Benefits £	2001 Total £	2000 Total £
DIRECTORS										
N J Adami	80,000	80,269	—	160,269	138,002	32,000	26,143	20,054	238,466	245,056
N G Cox	256,667	—	—	256,667	248,846	56,000	40,040	104,741	457,448	501,759
R L Lloyd	160,750	—	109,316	270,066	227,222	83,005	35,076	151,916	540,063	411,206
E A G Mackay	484,160	—	—	484,160	435,696	128,500	50,490	232,864	896,014	867,223
M H Simms	78,030	30,757	112,071	220,858	134,956	57,612	15,446	71,517	365,433	204,835
M I Wyman	280,000	—	—	280,000	260,800	64,400	43,680	222,704	610,784	595,835
								Total (A)	3,108,208	2,825,914
NON-EXECUTIVE DIRECTORS										
J M Kahn	100,000	—	—	100,000	92,500	—	—	6,507	106,507	98,164
H R Collum	44,250	—	—	44,250	40,500	—	—	324	44,574	40,500
The Lord Fellowes	36,000	—	—	36,000	30,000	—	—	324	36,324	30,000
M J Levett	32,500	—	—	32,500	32,500	—	—	—	32,500	32,500
M Q Morland	35,000	—	—	35,000	35,000	—	—	310	35,310	35,000
M C Ramaphosa	30,000	—	—	30,000	30,000	—	—	—	30,000	30,000
Lord Renwick of Clifton	48,500	—	—	48,500	48,500	—	—	—	48,500	48,500
H R Slack	32,500	—	—	32,500	32,500	—	—	324	32,824	32,500
Dr C B Strauss	30,000	—	—	30,000	29,000	—	—	—	30,000	29,000
								Total (B)	396,539	376,164
								Grand total (A+B)	3,504,747	3,202,078

The emoluments of Mr R L Lloyd and Mr M H Simms paid in US dollars have been translated into £ sterling at the exchange rate prevailing on 31 March 2001, as have the emoluments paid to Mr Simms and Mr N J Adami in rand.

Mr Cox stepped down from the board on 28 February 2001. Consequently, the remuneration items indicated in the table for him cover the 11 month period from 1 April 2000 to 28 February 2001. Mr Cox relocated to Budapest on 1 March 2001 to take up a position as Finance Director in SABI Europe.

Mr Goedhals, who stepped down from the Board on 29 February 2000, is employed as a part-time consultant following his retirement from the Group and has received annual fees of NLG 100,000 and US$37,500.

The interests of the directors in the shares of the company at 31 March 2001 were:

Directors	Beneficial holding at 31 March 2000	Non-beneficial holding	Purchased/ (sold) since prior year end	Beneficial holding at 31 March 2001
J M Kahn	1,470,578	—	—	1,470,578
E A G Mackay	6	—	—	6
N J Adami	33,155	—	(28,000) (5,000) 50,000 (50,000)	155
R L Lloyd	57,004	—	100,000 (100,000)	57,004
M H Simms	12,000	—	(2,000)	10,000
M I Wyman	122,676	—	2,000 (13,200) (91,476) 100,000	120,000
H R Collum	—	—	—	—
Lord Fellowes	—	—	1,000	1,000
M J Levett	—	—	40,000	40,000
M Q Morland	14,800	—	—	14,800
M C Ramaphosa	4,000	—	—	4,000
Lord Renwick of Clifton	1,000	—	1,000	2,000
H R Slack	—	—	—	—
Dr C B Strauss	200	—	—	200

Part 5—Financial Information relating to Miller

The following is the text of a report on Miller by PricewaterhouseCoopers, Reporting Accountants:



PricewaterhouseCoopers
1 Embankment Place
London WC2N 6RH

The Directors
South African Breweries plc
Dukes Court
Duke Street
Woking
Surrey
GU21 5BH

J.P. Morgan plc (as Sponsor)
125 London Wall
London
EC2Y 5AJ

7 June 2002

Dear Sirs

Miller Brewing Company

Introduction

We report on the consolidated financial information of Miller Brewing Company ("Miller") set out below. This consolidated financial information has been prepared for inclusion in the listing particulars dated 7 June 2002 (the "Listing Particulars") of South African Breweries plc ("SAB") relating to the proposed transaction between SAB and Philip Morris Companies Inc. ("Philip Morris") regarding Miller.

Basis of preparation

The consolidated financial information set out below is based on the audited consolidated financial statements of Miller for the three years ended 31 December 2001 and the three months ended 31 March 2001 and 2002. No adjustments were considered necessary.

Responsibility

Such consolidated financial statements are the responsibility of management of Miller, who approved their issue. The directors of SAB are responsible for the contents of the Listing Particulars, in which this report is included. It is our responsibility to compile the consolidated financial information set out in our report, from the underlying consolidated financial statements, to form an opinion on the consolidated financial information and to report our opinion to you.

Basis of opinion

We conducted our work in accordance with the Statements of Investment Circular Reporting Standards issued by the Auditing Practices Board. Our work included an assessment of evidence relevant to the amounts and disclosures in the consolidated financial information. The evidence included that previously obtained by us relating to the audit of the consolidated financial statements underlying the consolidated financial information. Our work also included an assessment of significant estimates and judgements made by those responsible for the preparation of the consolidated financial statements underlying the consolidated financial information and whether the accounting policies are appropriate to the circumstances of Miller, consistently applied and adequately disclosed.

We planned and performed our work so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the consolidated financial information is free from material misstatement, whether caused by fraud or other irregularity or error.

Opinion

In our opinion, the consolidated financial information gives for the purposes of the Listing Particulars, a true and fair view of the state of affairs of Miller as at the dates stated and of its profits, cash flows and recognised gains and losses for the periods then ended.

Consolidated profit and loss accounts

		Year ended 31 December			3 months ended 31 March	
	Notes	1999 US$m	2000 US$m	2001 US$m	2001 US$m	2002 US$m
Turnover	3	4,628	4,916	4,800	1,118	1,220
Net operating costs	4	(4,154)	(4,455)	(4,428)	(1,029)	(1,117)
Group operating profit		474	461	372	89	103
(Loss)/profit on disposal of fixed assets	6	(21)	169	—	—	(5)
Profit on ordinary activities before interest and taxation		453	630	372	89	98
Net interest payable	5	(6)	(4)	(2)	(1)	—
Profit on ordinary activities before taxation	3, 4	447	626	370	88	98
Taxation on profit on ordinary activities	7	(176)	(228)	(147)	(34)	(38)
Profit on ordinary activities after taxation		271	398	223	54	60
Equity minority interests		(13)	(45)	(3)	(1)	(1)
Profit for the financial period		258	353	220	53	59
Dividends	8	(100)	(330)	(175)	—	(50)
Retained profit for the financial period	20	158	23	45	53	9

All amounts included in the consolidated profit and loss accounts relate to continuing activities.

Consolidated statements of total recognised gains and losses

	Notes	Year ended 31 December			3 months ended 31 March	
		1999 US$m	2000 US$m	2001 US$m	2001 US$m	2002 US$m
Profit for the financial period		258	353	220	53	59
Exchange adjustments offset in reserves	20	—	2	—	—	—
Tax on exchange adjustments offset in reserves	20	—	(1)	—	—	—
Total recognised gains for the period.		258	354	220	53	59

Consolidated reconciliations of movements in shareholder's funds

	Year ended 31 December			3 months ended 31 March	
	1999 US$m	2000 US$m	2001 US$m	2001 US$m	2002 US$m
Profit for the financial period	258	353	220	53	59
Dividends	(100)	(330)	(175)	—	(50)
	158	23	45	53	9
Other recognised gains for the period	—	1	—	—	—
Net change in shareholder's funds	158	24	45	53	9
Shareholder's funds as at beginning of period	468	626	650	650	695
Shareholder's funds as at end of period	626	650	695	703	704

Consolidated balance sheets

	Notes	31 December 1999 US$m	31 December 2000 US$m	31 December 2001 US$m	31 March 2001 US$m	31 March 2002 US$m
Fixed assets						
Intangible assets	9	161	153	144	150	142
Tangible assets	10	958	958	964	955	974
Investments	11	4	—	—	—	—
		1,123	1,111	1,108	1,105	1,116
Current assets						
Stock	13	125	116	127	128	128
Debtors:						
Amounts falling due within one year	14	193	212	183	286	291
Amounts falling due after more than one year	14	27	26	38	25	38
		220	238	221	311	329
Cash at bank and in hand		1	1	4	1	4
		346	355	352	440	461
Creditors—Amounts falling due within one year	15	(468)	(456)	(390)	(471)	(479)
Net current liabilities		(122)	(101)	(38)	(31)	(18)
Total assets less current liabilities		1,001	1,010	1,070	1,074	1,098
Creditors—Amounts falling due after more than one year	16	(23)	(14)	(13)	(14)	(12)
Provisions for liabilities and charges						
Provisions for liabilities and charges	18	(341)	(340)	(358)	(350)	(376)
Interests in joint ventures:	12					
Share of gross assets		—	—	—	—	—
Share of gross liabilities		(4)	(4)	—	(4)	—
		(4)	(4)	—	(4)	—
		(345)	(344)	(358)	(354)	(376)
Net assets	3	633	652	699	706	710
Capital and reserves						
Called up share capital	19	1	1	1	1	1
Additional paid in capital	20	40	40	40	40	40
Profit and loss account	20	585	609	654	662	663
Total shareholder's funds		626	650	695	703	704
Equity minority interest		7	2	4	3	6
Capital employed		633	652	699	706	710

Consolidated cash flow statements

		Year ended 31 December						3 months ended 31 March			
		1999		2000		2001		2001		2002	
	Notes	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m
Net cash inflow from operating activities	21		667		553		482		25		75
Returns on investments and servicing of finance											
Interest received		2		2		3		1		1	
Interest paid		(7)		(7)		(6)		(2)		(1)	
Dividends paid to minority interests		(7)		(10)		(1)		—		—	
Net cash outflow from returns on investments and servicing of finance			(12)		(15)		(4)		(1)		—
Taxation			(189)		(200)		(125)		(30)		(26)
Capital expenditure and financial investment											
Purchase of tangible fixed assets		(204)		(138)		(136)		(27)		(46)	
Purchase of intangible fixed assets		(154)		—		—		—		—	
Sale of tangible fixed assets		—		9		—		—		—	
Sale of intangible fixed assets		—		131		—		—		—	
Repayment of note receivable from joint venture	12	—		—		3		—		—	
Funding of joint venture losses	12	—		—		(4)		—		—	
Net cash (outflow)/inflow for capital expenditure and financial investment			(358)		2		(137)		(27)		(46)
Equity dividends paid to parent company			(100)		(330)		(175)		—		(50)
Net cash inflow/(outflow) before financing			8		10		41		(33)		(47)
Financing											
Increase/(decrease) in external borrowings		3		—		(1)		1		—	
(Decrease)/increase in funding from parent company		(11)		(10)		(37)		32		47	
Net cash (outflow)/inflow from financing			(8)		(10)		(38)		33		47
Increase in net cash			—		—		3		—		—
Reconciliation to net debt											
Net debt at beginning of period	23		(88)		(80)		(70)		(70)		(29)
Movement in net cash			—		—		3		—		—
Movement in external borrowings			(3)		—		1		(1)		—
Movement in funding from parent company			11		10		37		(32)		(47)
Net debt at end of period	23		(80)		(70)		(29)		(103)		(76)

Notes to the consolidated financial information

1. Basis of preparation

During the period of the consolidated financial information Miller was a wholly-owned subsidiary of Philip Morris. Miller is a brewer, marketer and seller of beer and other malt-based beverages with the majority of its volume sold in the United States to independent distributors. In addition, it has sales offices outside the United States, principally in Mexico, Taiwan and the United Kingdom.

Miller's principal subsidiary undertakings and its joint venture are as follows:

Name	Country of incorporation	Principal activity	Interest in ordinary share capital				
			31 December			31 March	
			1999	2000	2001	2001	2002
Miller Brewing Company	USA	Group holding company. Brewing, marketing and sale of beer	100.0%	100.0%	100.0%	100.0%	100.0%
Jacob Leinenkugel Brewing Co., Inc.	USA	Manufacture and sale of malt beverages	100.0%	100.0%	100.0%	100.0%	100.0%
Foster's USA, LLC[1]	USA	Import and sale of beer	50.1%	50.1%	50.1%	50.1%	50.1%
Miller do Brazil LTDA[2]	Brazil	Joint venture	50.0%	50.0%	—	50.0%	—

Notes:

(1) Until December 2000, known as Molson USA, LLC. (See Note 6 for further details).

(2) Dissolved in September 2001. (See Note 12 for further details).

2. Accounting policies

Accounting convention

The consolidated financial information has been prepared under the historical cost convention in accordance with accounting standards applicable in the United Kingdom.

Basis of consolidation

The consolidated financial information consolidates the financial information of subsidiary undertakings. All significant intercompany transactions have been eliminated.

Acquisitions and disposals

On the acquisition of a company or business, fair values reflecting conditions at the date of acquisition are attributed to the identifiable separable assets and liabilities acquired. Where the fair value of the consideration paid exceeds the fair value of the identifiable separable assets and liabilities acquired, the difference is treated as purchased goodwill, as indicated below.

On the subsequent disposal or termination of a previously acquired business, the profit or loss on disposal or termination is calculated after charging or crediting the gross amount of any related goodwill to the extent that it has not previously been taken to the consolidated profit and loss account.

Joint ventures

Joint ventures are arrangements in which Miller has a long-term interest and shares control under a written contractual arrangement. The consolidated financial information includes the appropriate share of the joint venture's results and net assets based on its latest financial statements.

Goodwill

Purchased goodwill is capitalised and amortised through the consolidated profit and loss account over management's estimate of its useful life, being twenty years for the goodwill that has arisen to date.

Management's assessment of the useful life of this goodwill is based on the nature of the business acquired, the durability of the products to which the goodwill attaches and the expected future impact of competition on the business.

Trademarks

The fair value of businesses acquired includes trademarks which are recognised in the balance sheet where the trademark has a value which is long-term. Acquired trademarks are only recognised where title is clear, the trademark could be sold separately from the rest of the business and the earnings attributable to it are separately identifiable.

Where an acquired trademark is seen as having a finite useful economic life, it is subject to amortisation, which in respect of trademarks currently held is twenty years, based on the nature of the trademarks acquired, the durability of the products to which the trademarks attach and the expected future impact of competition on the business.

Turnover

Turnover represents the net invoice value of goods and services provided to third parties and includes excise duties and amounts billed to customers relating to shipping and handling. Miller classifies substantially all sales incentives as a reduction in turnover. Turnover is recognised upon shipment of goods when title and risk of loss passes to customers. Shipping and handling costs incurred by Miller are included in net operating costs.

Stock

Stocks are stated at the lower of cost incurred in bringing each product to its present location and condition, and net realisable value, as follows:

Raw materials, consumables and goods for resale: Purchase cost on a first-in, first-out basis ("FIFO").

Finished goods and work in progress: Raw material cost plus direct costs and a proportion of manufacturing overhead expenses.

Net realisable value is based on estimated selling price less further costs expected to be incurred to completion and disposal.

Research and development

Research and development expenditures are written off in the period in which they are incurred.

Advertising costs

Advertising costs are expensed as incurred or are accumulated and then expensed when the related advertising is aired or displayed.

Software costs

Certain computer software and software development costs incurred in connection with developing or obtaining computer software for internal use are capitalised. Capitalised software costs are amortised on a straight-line basis over the estimated useful lives of the software, which do not exceed five years.

Tangible fixed assets and depreciation

Tangible fixed assets are recorded at historical cost less accumulated depreciation. Major renewals and improvements to fixed assets are capitalised whilst routine maintenance and repairs are expensed when incurred.

No depreciation is provided on freehold land. In respect of all other tangible fixed assets, depreciation is provided on a straight-line basis at rates calculated to write off the cost, less the estimated residual value based on prices prevailing at the date of acquisition, of each asset evenly over its expected useful life as follows:

Freehold buildings	20–40 years
Leasehold land and buildings	Shorter of the lease term or 20 years
Machinery and equipment	3–20 years
Containers, including returnable bottles and pallets	2–10 years

Miller selects its depreciation rates carefully and reviews them regularly to take account of any changes in circumstances. When setting useful economic lives, the principal factors Miller takes into account are the expected rate of technological developments, expected market requirements for the equipment and the intensity at which the assets are expected to be used.

No further depreciation is provided in respect of assets which are fully written down but are still in use. Profit or loss on the sale or disposal of a fixed asset is the difference between the net disposal proceeds and the net book value of the asset.

Fixed asset investments

Fixed asset investments, other than joint ventures, are stated individually at the lower of cost or their recoverable amount which is determined as the higher of net realisable value or value in use.

Capitalisation of interest and other costs

Financing costs and certain direct costs incurred on major capital projects, during the period of development or construction, are capitalised up to the time of completion of the project.

Deposits by customers

Returnable bottles and pallets in circulation are recorded within fixed assets and a corresponding liability is recorded as a component of creditors due in less than one year, in respect of the obligation to repay the customers' deposits.

Deferred taxation

Deferred tax is recognised in respect of all timing differences that have originated but not reversed at the balance sheet date where transactions or events that result in an obligation to pay more tax in the future or a right to pay less tax in the future have occurred at the balance sheet date. Timing differences are differences between Miller's taxable profits and its results as stated in the consolidated financial information.

Deferred tax is measured at the average tax rates that are expected to apply in the periods in which the timing differences are expected to reverse, based on tax rates and laws that have been enacted or substantially enacted by the balance sheet date. Deferred tax is measured on a non-discounted basis.

Foreign currencies

The consolidated financial information has been prepared on the basis that transactions in foreign currencies are recorded in US dollars at the rate of exchange ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are retranslated

at the rate of exchange ruling at the balance sheet date. All differences are taken to the consolidated profit and loss account.

The profit and loss accounts and cash flow statements of overseas subsidiary undertakings are translated at weighted average rates of exchange for the relevant reporting period, other than material exceptional items which are translated at the rate on the date of the transaction and assets (including goodwill) and liabilities are translated at exchange rates prevailing at the relevant balance sheet date.

Exchange differences arising on the retranslation of opening net investments (including goodwill) together with differences between profit and loss accounts translated at average and closing rates, are shown as a movement in shareholder's funds and in the consolidated statements of total recognised gains and losses.

Leasing commitments

Assets held under finance leases which result in Miller bearing substantially all the risks and rewards of ownership are capitalised as tangible fixed assets and depreciated over their useful lives. The capital element of future obligations under the leases is included as a liability in the consolidated balance sheet classified, as appropriate, as a creditor due within or after one year. The interest element of the rental obligations is charged to the consolidated profit and loss account over the period of the lease term to reflect a constant rate of interest on the remaining balance of the obligation for each accounting period.

Rentals paid on operating leases are charged to the consolidated profit and loss account on a straight-line basis over the lease term.

Employee benefit plans

Pension plans

Costs of defined benefit schemes are charged to the profit and loss account so as to spread the cost of pensions over the employees' expected remaining working lives in proportion to their expected payroll costs. For the defined benefit schemes in which Miller's hourly employees participate, differences between the amounts funded and the amounts charged to the consolidated profit and loss account are treated as either provisions or prepayments in the consolidated balance sheet.

Contributions to defined contribution and multi-employer schemes are expensed as incurred.

Post-retirement medical benefits

Miller provides post-retirement medical and life insurance benefits to qualifying employees. The expected costs of these benefits are assessed with the advice of qualified actuaries and charged to the consolidated profit and loss account on a systematic basis over the employees' expected remaining working lives within Miller.

Provisions

A provision is recognised when there is a present obligation, whether legal or constructive, as a result of a past event for which it is probable that a transfer of economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

Financial instruments

Financial assets are recognised when Miller has rights or other access to economic benefits. Such assets consist of cash, equity instruments, a contractual right to receive cash or another financial asset, or a contractual right to exchange financial instruments with another entity on potentially favourable terms. Financial liabilities are recognised when there is an obligation to

transfer benefits and that obligation is a contractual liability to deliver cash or another financial asset, or to exchange financial instruments with another entity on potentially unfavourable terms. When these criteria no longer apply, a financial asset or liability is no longer recognised.

If a legally enforceable right exists to set off recognised amounts of financial assets and liabilities, which are in determinable monetary amounts, and Miller intends to settle on a net basis, the relevant financial assets and liabilities are offset.

Interest costs are charged against income in the period in which they are incurred.

Where the fair value of a financial asset falls below its carrying value, any difference is, in the case of fixed assets, provided for if it is regarded that impairment exists. In the case of financial assets classified as current assets, provision is made wherever net realisable value is lower than the carrying value.

3. Segmental reporting

	Year ended 31 December			3 months ended 31 March	
	1999 US$m	2000 US$m	2001 US$m	2001 US$m	2002 US$m
Geographical analysis					
Turnover					
United States	4,601	4,886	4,773	1,114	1,215
Rest of the world	27	30	27	4	5
Total	4,628	4,916	4,800	1,118	1,220
Profit before taxation					
United States	453	442	353	86	99
Rest of the world	21	19	19	3	4
	474	461	372	89	103
(Loss)/profit on disposal of fixed assets— United States	(21)	169	—	—	(5)
Interest payable	(6)	(4)	(2)	(1)	—
Total	447	626	370	88	98

In the opinion of management, Miller has had only one business segment during the three years ended 31 December 2001, and the three months ended 31 March 2001 and 2002, being the brewing, marketing and sale of beer and other malt-based beverages.

Geographical analysis is based on the country in which the order is received. Of the turnover attributable to the United States, US$97 million, US$103 million, US$87 million, US$17 million and US$19 million related to export sales, primarily to customers located in Mexico, for the years ended 31 December 1999, 2000 and 2001, and the three months ended 31 March 2001 and 2002, respectively. Turnover attributable to the rest of the world consists mainly of royalty income earned from licenced sales of Miller's brands in other countries.

	31 December			31 March	
	1999 US$m	2000 US$m	2001 US$m	2001 US$m	2002 US$m
Geographical analysis					
Net assets					
United States	701	706	711	792	768
Rest of the world	12	16	17	17	18
	713	722	728	809	786
Net debt (Note 23)	(80)	(70)	(29)	(103)	(76)
Total	633	652	699	706	710

4. Net operating costs

	Year ended 31 December			3 months ended 31 March	
	1999 US$m	2000 US$m	2001 US$m	2001 US$m	2002 US$m
Raw materials and consumable stores	1,594	1,715	1,632	372	429
Changes in stock of finished goods and work in progress	(3)	8	(9)	(10)	(1)
Excise duties	854	897	862	168	213
Employee costs	598	660	650	159	170
Advertising, marketing and promotion	512	563	608	143	130
Depreciation of tangible assets					
—owned assets	133	132	126	30	30
—leased assets	1	1	1	1	1
Container amortisation	4	4	4	1	1
Amortisation of intangible assets	7	9	9	3	2
Exceptional items (see below)	—	—	34	—	8
Other operating income	(12)	—	(11)	(3)	(2)
Other operating charges	421	394	434	142	120
Allocation of costs by Philip Morris (Note 31)	45	72	88	23	16
	4,154	4,455	4,428	1,029	1,117

Other operating charges include repairs and maintenance, utilities and rent expense.

Profit before taxation is stated after charging the following:

	Year ended 31 December			3 months ended 31 March	
	1999 US$m	2000 US$m	2001 US$m	2001 US$m	2002 US$m
Operating lease rentals					
—land and buildings	4	4	4	1	1
—plant, vehicles and systems	14	15	11	3	2
Research and development expenditure	16	18	17	4	4
Costs incurred in respect of work performed on year 2000 modifications	7	—	—	—	—

Audit fees and non-audit fees paid to PricewaterhouseCoopers LLP in the United States were as follows:

	Year ended 31 December			3 months ended 31 March	
	1999 US$m	2000 US$m	2001 US$m	2001 US$m	2002 US$m
Audit fees and expenses	0.3	0.3	0.3	0.1	0.1
Non-audit fees and expenses	0.2	0.6	0.3	0.1	0.1
	0.5	0.9	0.6	0.2	0.2

Exceptional items

In the year ended 31 December 2001, in connection with the settlement of a dispute relating to Miller's contract brewing agreement with the Pabst Brewing Company ("Pabst"), Miller, amongst other matters, made a US$19 million payment to Pabst to fund certain Pabst expenses. In addition, Miller provided US$15 million in respect of notes receivable from Pabst (see Note 22).

In December 2001, Miller offered a voluntary early retirement programme to certain salaried non-union employees under which eligible employees had until February 2002 to elect to definitively participate. In February 2002 Miller incurred a pre-tax charge of approximately US$8 million in respect of approximately 90 employees who elected to take early retirement. None of these amounts had been paid by the period end, and accordingly Miller has included an accrual for the full amount in the consolidated balance sheet at 31 March 2002.

5. Interest and similar items

	Year ended 31 December			3 months ended 31 March	
	1999 US$m	2000 US$m	2001 US$m	2001 US$m	2002 US$m
Interest payable on loans from Philip Morris	(6)	(4)	(4)	(1)	—
Interest payable on other loans and finance leases	(2)	(2)	(1)	(1)	(1)
Total interest payable	(8)	(6)	(5)	(2)	(1)
Interest receivable	2	2	3	1	1
Net interest payable	(6)	(4)	(2)	(1)	—

6. (Loss)/profit on disposal of fixed assets

	Year ended 31 December			3 months ended 31 March	
	1999 US$m	2000 US$m	2001 US$m	2001 US$m	2002 US$m
(Loss)/profit on disposal of brewing facilities..	(21)	4	—	—	—
Write off of a fixed asset investment.............	—	(4)	—	—	—
Profit on sale of distribution rights	—	169	—	—	—
Loss on disposal of fixed assets.......................	—	—	—	—	(5)
(Loss)/profit on disposal of fixed assets	(21)	169	—	—	(5)
Tax impact of the above items........................	8	(66)	—	—	2
Minority interest impact of the above items...	—	(24)	—	—	—

Miller recorded an impairment charge of US$21 million in the year ended 31 December 1999 to write down the book value of three brewing facilities, which were held for disposal, to their estimated fair values less costs of disposal. Two of these facilities were sold during the year ended 31 December 2000 for amounts in excess of their carrying values, resulting in a pre-tax profit of US$4 million. Miller sold the third facility in April 2002 for an amount equal to its carrying value.

During the year ended 31 December 2000, Miller wrote off its investment in ASIMCO (see Note 11) resulting in a pre-tax loss of US$4 million.

During 1997, a majority-owned subsidiary of Miller, called Molson USA, LLC, entered into an agreement with Martlet Importing Co., Inc. ("Molson") and Foster's Brewing Group USA Limited ("Foster's") to import and distribute beer and other malt-based beverages within the United States, under certain trademarks owned by Molson and Foster's. In the year ended 31 December 2000, Molson USA, LLC, sold its rights to the use of the Molson trademark in the United States for consideration of US$171 million, consisting of cash of US$131 million and promissory notes of US$40 million, resulting in, after the deduction of US$2 million of expenses, a net pre-tax profit of US$169 million. The promissory notes were immediately distributed by Molson USA, LLC to its minority interest shareholders by way of a dividend. Following the sale of the Molson distribution rights, Molson USA, LLC was renamed Foster's USA, LLC and is now only distributing beverages under the Foster's trademarks.

During the three months ended 31 March 2002, Miller wrote off certain machinery and equipment that was no longer used in the business, resulting in a pre-tax loss of US$5 million.

7. Tax on profit on ordinary activities

	Year ended 31 December			3 months ended 31 March	
	1999 US$m	2000 US$m	2001 US$m	2001 US$m	2002 US$m
Analysis of charge in period:					
United States tax					
Federal income taxes at 35%	165	169	101	23	22
State and local income taxes	27	31	21	5	5
	192	200	122	28	27
Non United States tax					
Corporation taxes	1	1	2	—	—
Total current tax	193	201	124	28	27
United States deferred tax					
Origination and reversal of timing differences	(17)	27	23	6	11
Total deferred tax	(17)	27	23	6	11
Tax on profit on ordinary activities	176	228	147	34	38

Tax on recognised gains and losses not included in the profit and loss account:

	Year ended 31 December			3 months ended 31 March	
	1999 US$m	2000 US$m	2001 US$m	2001 US$m	2002 US$m
Current tax credit on exchange movements offset in reserves	—	1	—	—	—
	—	1	—	—	—

In respect of federal income tax, Miller is included in the consolidated federal income tax return of Philip Morris. Miller makes payments to, or is reimbursed by, Philip Morris for the tax effects resulting from its inclusion in Philip Morris' consolidated federal income tax return. For each of the three years ended 31 December 2001, and for the three months ended 31 March 2001 and 2002, the federal income tax charge included in Miller's consolidated profit and loss account would not have been materially different had the charge for Miller been calculated as though it had submitted its federal income tax return separately. In respect of state income tax returns, Miller is solely responsible for its tax liabilities.

The current tax on ordinary activities is higher in the year ended 31 December 1999 and lower in the years ended 31 December 2000 and 2001, and the three months ended 31 March 2001

and 2002, than the standard rate of federal income tax in the United States (35 per cent.). The differences are explained below:

	Year ended 31 December			3 months ended 31 March	
	1999 %	2000 %	2001 %	2001 %	2002 %
US federal statutory rate	35.0	35.0	35.0	35.0	35.0
Increase/(decrease) resulting from:					
State and local income taxes, net of federal benefit	4.0	3.5	3.7	3.7	3.4
Minority interest in Foster's USA, LLC	(1.2)	(2.9)	(0.3)	(0.5)	(0.4)
Other	1.6	0.8	1.3	0.4	0.8
Effective tax rate on ordinary activities	39.4	36.4	39.7	38.6	38.8
Effect of deferred tax	3.8	(4.3)	(6.2)	(6.8)	(11.2)
Effective current tax rate on ordinary activities	43.2	32.1	33.5	31.8	27.6

8. Dividends

	Year ended 31 December			3 months ended 31 March	
	1999 US$m	2000 US$m	2001 US$m	2001 US$m	2002 US$m
Dividends paid and proposed	100	330	175	—	50

9. Intangible fixed assets

	Trademarks US$m	Goodwill US$m	Total US$m
Cost			
At 31 December 1998	—	9	9
Additions (Note 22)	165	—	165
Disposals	—	(5)	(5)
At 31 December 1999	165	4	169
Hindsight adjustment	1	—	1
At 31 December 2000 and 2001, and at 31 March 2001 and 2002	166	4	170
Amortisation			
At 31 December 1998	—	(2)	(2)
Amortised during the year	(6)	(1)	(7)
Disposals	—	1	1
At 31 December 1999	(6)	(2)	(8)
Amortised during the year	(9)	—	(9)
At 31 December 2000	(15)	(2)	(17)
Amortised during the three months	(2)	(1)	(3)
At 31 March 2001	(17)	(3)	(20)
Amortised during the nine months	(6)	—	(6)
At 31 December 2001	(23)	(3)	(26)
Amortised during the three months	(2)	—	(2)
At 31 March 2002	(25)	(3)	(28)
Net book amount			
At 31 December 1999	159	2	161
At 31 December 2000	151	2	153
At 31 March 2001	149	1	150
At 31 December 2001	143	1	144
At 31 March 2002	141	1	142

10. Tangible fixed assets

	Assets under construction US$m	Land and land improvements US$m	Buildings and building equipment US$m	Machinery and equipment US$m	Total US$m
Cost					
At 31 December 1998	78	88	494	2,075	2,735
Additions at cost	177	—	—	—	177
Acquisitions	1	4	7	15	27
Disposals	—	—	(1)	(51)	(52)
Transfers out of assets under construction	(163)	1	8	154	—
Transfers to assets held for sale	—	(2)	(8)	(6)	(16)
At 31 December 1999	93	91	500	2,187	2,871
Additions at cost	138	—	—	—	138
Disposals	—	(2)	(3)	(121)	(126)
Transfers out of assets under construction	(156)	1	7	148	—
At 31 December 2000	75	90	504	2,214	2,883
Additions at cost	27	—	—	—	27
Disposals	—	—	—	(23)	(23)
Transfers out of assets under construction	(68)	—	6	62	—
At 31 March 2001	34	90	510	2,253	2,887
Additions at cost	109	—	—	—	109
Disposals	—	—	(1)	(95)	(96)
Transfers out of assets under construction	(61)	1	2	58	—
At 31 December 2001	82	91	511	2,216	2,900
Additions at cost	46	—	—	—	46
Disposals	—	—	—	(111)	(111)
Transfers out of assets under construction	(35)	—	2	33	—
At 31 March 2002	93	91	513	2,138	2,835

	Assets under construction US$m	Land and land improvements US$m	Buildings and building equipment US$m	Machinery and equipment US$m	Total US$m
Depreciation					
At 31 December 1998	—	(39)	(293)	(1,501)	(1,833)
Provided during the year	—	(1)	(19)	(114)	(134)
Disposals	—	—	1	48	49
Transfer to assets held for sale	—	—	1	4	5
At 31 December 1999	—	(40)	(310)	(1,563)	(1,913)
Provided during the year	—	(1)	(17)	(115)	(133)
Disposals	—	1	2	118	121
At 31 December 2000	—	(40)	(325)	(1,560)	(1,925)
Provided during the three months	—	—	(4)	(27)	(31)
Disposals	—	—	—	24	24
At 31 March 2001	—	(40)	(329)	(1,563)	(1,932)
Provided during the nine months	—	(1)	(12)	(83)	(96)
Disposals	—	—	—	92	92
At 31 December 2001	—	(41)	(341)	(1,554)	(1,936)
Provided during the three months	—	—	(4)	(27)	(31)
Disposals	—	—	—	106	106
At 31 March 2002	—	(41)	(345)	(1,475)	(1,861)
Net book amount					
At 31 December 1999	93	51	190	624	958
At 31 December 2000	75	50	179	654	958
At 31 March 2001	34	50	181	690	955
At 31 December 2001	82	50	170	662	964
At 31 March 2002	93	50	168	663	974

Included in the amounts for land and land improvements, buildings and building equipment, and machinery and equipment are fully depreciated assets with an original cost of US$1,217 million, US$1,141 million and US$1,054 million at 31 December 1999, 2000 and 2001, respectively, and US$1,110 million and US$1,002 million at 31 March 2001 and 2002, respectively.

The majority of Miller's land and buildings are owned under freeholds. Certain land and buildings at one of Miller's breweries were acquired by another subsidiary of Philip Morris under a long-term finance lease, which expires in 2010. The land and buildings were then sub-let to Miller on the same terms. At the expiry of the lease, Miller can purchase these assets for a nominal consideration. Miller's financial obligations under this lease were settled in full, prior to the start of the period covered by the consolidated financial information. Accordingly, this property has been treated as a freehold in the accompanying consolidated balance sheets.

Included in the amounts for machinery and equipment are the following amounts relating to assets held under finance leases:

	31 December			31 March	
	1999 US$m	2000 US$m	2001 US$m	2001 US$m	2002 US$m
Cost	13	15	15	15	15
Aggregate depreciation	(6)	(6)	(7)	(6)	(8)
Net book amount	7	9	8	9	7

Included in the amounts for buildings and building equipment and machinery and equipment are the following amounts in respect of interest capitalised:

	31 December			31 March	
	1999 US$m	2000 US$m	2001 US$m	2001 US$m	2002 US$m
At beginning of period	20	18	15	15	13
Amortised	(2)	(3)	(2)	(1)	(1)
At end of period	18	15	13	14	12

11. Investments

At 31 December 1999, Miller held a 4 per cent. interest in ASIMCO, a privately owned company which operates in the People's Republic of China. During the year ended 31 December 2000, the majority of ASIMCO's underlying assets were sold for minimal consideration and Miller wrote off the US$4 million cost as it determined that the investment was impaired.

12. Interests in joint ventures

In 1995, Miller established a joint venture, Miller do Brazil LTDA, with Companhia Cervejaria Brahma S.A. ("Brahma"), a Brazilian brewing company, to import and distribute certain of Miller's products in Brazil. Miller and Brahma held 50 per cent. each of the joint venture and the contractual arrangements provided that there should be joint control of the company. The joint venture was funded in part by US$3 million of promissory notes due in 2004, bearing a fixed interest rate of 11 per cent., issued to Miller, which are included in long-term notes receivable at 31 December 1999 and 2000, and at 31 March 2001. In September 2001 the joint venture was terminated and the notes repaid by Brahma in return for Miller paying for Brahma's share of the joint venture's operating losses, being US$4 million. Miller's share of the losses of this joint venture was not material to any of the periods presented in the consolidated financial information.

13. Stock

	31 December			31 March	
	1999 US$m	2000 US$m	2001 US$m	2001 US$m	2002 US$m
Stocks and work in progress					
Raw materials	84	83	85	85	85
Work in progress	21	17	19	21	23
Finished products	20	16	23	22	20
	125	116	127	128	128

14. Debtors

	31 December			31 March	
	1999 US$m	2000 US$m	2001 US$m	2001 US$m	2002 US$m
Amounts falling due within one year:					
Trade debtors	135	160	131	244	249
Notes receivable	9	4	2	1	3
Assets held for sale	18	9	10	9	10
Other debtors	7	11	7	11	7
Prepayments and accrued income	24	28	33	21	22
	193	212	183	286	291
Amounts falling due after more than one year:					
Notes receivable	27	26	31	25	31
Prepaid pension	—	—	7	—	7
	27	26	38	25	38
	220	238	221	311	329

15. Creditors—Amounts falling due within one year

	31 December			31 March	
	1999 US$m	2000 US$m	2001 US$m	2001 US$m	2002 US$m
Bank and other borrowings	7	7	6	8	6
Trade creditors	197	211	205	217	236
Amounts owed to Philip Morris	63	26	—	73	52
State taxes	6	13	8	—	9
Excise and other taxes payable	45	38	43	54	54
Assumed liability (Note 22)	2	2	3	2	3
Containers in the hands of customers	28	20	16	18	18
Other creditors	12	21	18	15	17
Accruals and deferred income	108	118	91	84	84
	468	456	390	471	479

16. Creditors—Amounts falling due after more than one year

	31 December			31 March	
	1999 US$m	2000 US$m	2001 US$m	2001 US$m	2002 US$m
Assumed liability (Note 22)	9	7	4	7	4
Other creditors	14	7	9	7	8
	23	14	13	14	12

17. Financial instruments

Throughout the period of the consolidated financial information, Miller has generated cash surplus to its financing requirements. As its wholly-owned subsidiary, Philip Morris requires Miller to promptly remit to it any excess profits and cash while retaining the minimum practical balances of retained earnings and cash in order for Miller to operate its business effectively. Miller does not operate any independent treasury function and its financing and treasury policy is determined by Philip Morris. The extent to which Miller requires financing and treasury policies is limited by the fact that it has been a cash generative business, with minimal borrowings and insignificant currency and interest rate exposures. Accordingly, Miller has no requirement to, and does not engage in, complex financial transactions such as those involving derivative financial instruments.

Liquidity and interest rate risk

Miller remits surplus cash to Philip Morris by way of both dividends and through the operation of its intercompany account with Philip Morris. The principal mechanism to distribute substantial accumulated profit and cash balances is through the payment of dividends which are declared at appropriate intervals at various times during the year. In the intervening period between dividend payments Miller's net surplus or deficit cash position is transferred on a daily basis to and from Philip Morris through the intercompany account. Miller pays or receives interest at floating rates based on the net amount. External current account facilities are only maintained by overseas operations and for minor disbursements. Miller had one external borrowing, through its Taiwanese branch, of US$7 million at 31 December 1999 and 2000, US$8 million at 31 March 2001 and US$6 million at 31 December 2001 and 31 March 2002.

Foreign currency

As Miller's business is highly concentrated within the United States its cash flows are almost all in US dollars. Cash flows and exposures in other currencies are insignificant.

Short-term debtors and creditors

Short-term debtors and creditors have been excluded from all of the following disclosures, other than the currency risk disclosures.

Interest rate risk profile of financial liabilities

The interest rate risk profile of Miller's financial liabilities at 31 December 1999, 2000 and 2001, and at 31 March 2001 and 2002, was as follows:

Currency	Floating rate financial liabilities US$m	Fixed rate financial liabilities US$m	Financial liabilities on which no interest is paid US$m	Total US$m
US dollars	74	14	9	97
Other currencies	7	—	—	7
At 31 December 1999	81	14	9	104
US dollars	64	11	3	78
Other currencies	7	—	—	7
At 31 December 2000	71	11	3	85
US dollars	96	11	3	110
Other currencies	8	—	—	8
At 31 March 2001	104	11	3	118
US dollars	27	7	6	40
Other currencies	6	—	—	6
At 31 December 2001	33	7	6	46
US dollars	74	7	5	86
Other currencies	6	—	—	6
At 31 March 2002	80	7	5	92

All of Miller's creditors falling due within one year (other than bank and other borrowings) are excluded from the above table either due to the exclusion of short-term items or because they do not meet the definition of a financial liability, such as tax balances. Floating rate financial liabilities included in the above table represent amounts due to Philip Morris which relate to financing activities. The table includes, as fixed rate financial liabilities, the assumed liability of US$9 million, US$7 million, US$4 million, US$7 million and US$4 million (Note 22) and other long-term liabilities of US$5 million, US$4 million, US$3 million, US$4 million and US$3 million at 31 December 1999, 2000 and 2001, and at 31 March 2001 and 2002, respectively, which have been discounted at a rate that reflects the time value of money and the risks specific to the liability.

	Fixed rate financial liabilities		Financial liabilities on which no interest is paid
Currency	Weighted average interest rate %	Weighted average period for which rate is fixed Years	Weighted average period until maturity Years
At 31 December 1999—US dollars	8	3	2
At 31 December 2000—US dollars	8	2	1
At 31 March 2001—US dollars	8	2	1
At 31 December 2001—US dollars	8	1	2
At 31 March 2002—US dollars	8	1	1

Floating rate financial liabilities consist of US dollar funding from Philip Morris which until August 2000 incurred interest at US Prime plus 50 basis points and thereafter at LIBOR plus 50 basis points, together with the unsecured external borrowings of the Taiwanese branch, which are denominated in New Taiwanese dollars and incur interest at 0.25 per cent. over the lender's daily cost of funds, which is based on Taiwanese money market rates. The average interest rate of the Taiwanese borrowings was 6.1 per cent., 6.6 per cent., 2.8 per cent., 6.6 per cent. and 2.9 per cent., for the years ended 31 December 1999, 2000 and 2001, and the three months ended 31 March 2001 and 2002, respectively.

Interest rate risk profile of financial assets

	Cash at bank and in hand US$m	Long-term notes receivable US$m	Other financial assets US$m	Total US$m
US Dollars	1	27	4	32
At 31 December 1999	1	27	4	32
Non-interest bearing	—	—	4	4
Floating rate	1	—	—	1
Fixed rate	—	27	—	27
At 31 December 1999	1	27	4	32
US Dollars	1	26	—	27
At 31 December 2000	1	26	—	27
Floating rate	1	—	—	1
Fixed rate	—	26	—	26
At 31 December 2000	1	26	—	27
US Dollars	1	25	—	26
At 31 March 2001	1	25	—	26
Floating rate	1	—	—	1
Fixed rate	—	25	—	25
At 31 March 2001	1	25	—	26
US Dollars	4	31	—	35
At 31 December 2001	4	31	—	35
Floating rate	4	—	—	4
Fixed rate	—	31	—	31
At 31 December 2001	4	31	—	35
US Dollars	4	31	—	35
At 31 March 2002	4	31	—	35
Floating rate	4	—	—	4
Fixed rate	—	31	—	31
At 31 March 2002	4	31	—	35

Long-term notes receivable primarily represent promissory notes due from Pabst maturing on 31 December 2003 and bear interest at an annual rate of 8 per cent. Floating rate cash earns interest based on relevant national LIBID equivalents.

Maturity of financial liabilities

The maturity profile of the carrying amount of Miller's financial liabilities, other than short-term creditors and accruals, at 31 December 1999, 2000 and 2001, and at 31 March 2001 and 2002, was as follows:

	Within one year or on demand US$m	Between one and two years US$m	Between two and five years US$m	Total US$m
Debt	81	—	—	81
Other financial liabilities	—	7	16	23
At 31 December 1999	81	7	16	104
Debt	71	—	—	71
Other financial liabilities	—	—	14	14
At 31 December 2000	71	—	14	85
Debt	104	—	—	104
Other financial liabilities	—	—	14	14
At 31 March 2001	104	—	14	118
Debt	33	—	—	33
Other financial liabilities	—	8	5	13
At 31 December 2001	33	8	5	46
Debt	80	—	—	80
Other financial liabilities	—	7	5	12
At 31 March 2002	80	7	5	92

Other financial liabilities represents the assumed liability and other long-term liabilities described above.

Borrowing facilities

Miller had undrawn, uncommitted borrowing facilities available to its Taiwanese and United Kingdom sales operations of US$4 million, US$6 million, US$7 million, US$5 million and US$6 million at 31 December 1999, 2000 and 2001, and at 31 March 2001 and 2002, respectively. The facilities are subject to periodic review by the lending bank and are cancellable at any time at the bank's discretion.

Fair values of financial assets and financial liabilities

The following table provides a comparison by category of the carrying amounts and the fair values of Miller's financial assets and financial liabilities at 31 December 1999, 2000 and 2001, and at 31 March 2001 and 2002. Fair value is the amount at which a financial instrument could be exchanged in an arm's length transaction between informed and willing parties, other than a forced or liquidation sale and excludes accrued interest. Where available, market values have been used to determine fair values. Where market values are not available, fair values have been calculated by discounting expected cash flows at prevailing interest and exchange rates.

Set out below the table is a summary of methods and assumptions used for each category of financial instruments.

	31 December						31 March			
	1999		2000		2001		2001		2002	
	Book value US$m	Fair value US$m	Book value US$m	Fair value US$m	Book value US$m	Fair value US$m	Book value US$m	Fair value US$m	Book value US$m	Fair value US$m
Primary financial instruments held or issued to finance Miller's operations:										
Short-term borrowings	81	81	71	71	33	33	104	104	80	80
Other financial liabilities and finance leases	23	23	14	14	13	13	14	14	12	12
Cash at bank and in hand	1	1	1	1	4	4	1	1	4	4
Long-term notes receivable	27	27	26	26	31	31	25	25	31	31
Other financial assets	4	4	—	—	—	—	—	—	—	—

Summary of methods and assumptions

Short-term deposits and borrowings	The fair value of short-term deposits, loans and overdrafts, including funding from Philip Morris, approximates the carrying amount because of the short maturity of these instruments.
Other financial liabilities	As these amounts have been discounted, their carrying amount approximates fair value.
Long-term notes receivable	The fair value of these notes, based on discounted cash flows, approximates book value.
Other financial assets	The carrying value approximates fair value.

Currency exposures

The table below shows the extent to which Miller has monetary assets and liabilities in currencies other than their local currency. Foreign exchange differences on retranslation of these assets and liabilities are taken to the profit and loss account.

	Net foreign currency monetary assets/(liabilities)				
Functional currency of group operation	**US dollar US$m**	**Canadian dollar US$m**	**Euro US$m**	**Sterling US$m**	**Total US$m**
US dollar	—	(6)	1	4	(1)
Mexican peso	3	—	—	—	3
At 31 December 1999	3	(6)	1	4	2
US dollar	—	(3)	1	6	4
Mexican peso	4	—	—	—	4
At 31 December 2000	4	(3)	1	6	8
US dollar	—	—	—	2	2
Mexican peso	4	—	—	—	4
At 31 March 2001	4	—	—	2	6
US dollar	—	(1)	2	5	6
Mexican peso	7	—	—	—	7
At 31 December 2001	7	(1)	2	5	13
US dollar	—	(1)	1	2	2
Mexican peso	7	—	—	—	7
At 31 March 2002	7	(1)	1	2	9

Hedging

Miller does not hedge its interest risk or currency exposures as they are deemed to be insignificant. Miller does not trade in financial instruments.

18. Provisions for liabilities and charges

	Pensions US$m	Other post-retirement benefits US$m	Insurance US$m	Other US$m	Deferred tax US$m	Total US$m
At 31 December 1998	13	182	24	25	90	334
Charged/(credited) to profit and loss account	6	14	10	9	(15)	24
Utilised in the year	(3)	(7)	(7)	—	—	(17)
At 31 December 1999	16	189	27	34	75	341
Charged/(credited) to profit and loss account	3	14	11	(11)	20	37
Utilised in the year	(19)	(7)	(10)	(2)	—	(38)
At 31 December 2000	—	196	28	21	95	340
Charged/(credited) to profit and loss account	1	4	4	(4)	9	14
Utilised in the three months	—	(1)	(3)	—	—	(4)
At 31 March 2001	1	199	29	17	104	350
Charged/(credited) to profit and loss account	6	12	8	(3)	13	36
Utilised in the nine months	(14)	(6)	(14)	(1)	—	(35)
Transfer to debtors	7	—	—	—	—	7
At 31 December 2001	—	205	23	13	117	358
Charged/(credited) to profit and loss account	—	5	3	(1)	14	21
Utilised in the three months	—	(1)	(2)	—	—	(3)
At 31 March 2002	—	209	24	12	131	376

Pensions and other post-retirement benefits

Details of the nature and composition of the provisions for pensions and other post-retirement benefits are set out in Note 27.

Insurance

The provision for insurance represents amounts provided in respect of claims by employees for work-related accidents. Philip Morris self-insures all of its group companies and estimates the provision required centrally. It recharges the appropriate portion to Miller on a monthly basis. Management estimates that the provision at each period end will be substantially utilised within the next one to two years.

Other provisions

Other provisions consist of amounts provided in respect of state income tax liabilities and, at 31 December 1999 and 2000, and at 31 March 2001, estimated exit costs accrued during the year ended 31 December 1999 in relation to the closure of certain micro-brewing facilities. The provisions in relation to exit costs had been fully utilised by 31 December 2001.

Deferred income taxes

	31 December			31 March	
	1999 US$m	2000 US$m	2001 US$m	2001 US$m	2002 US$m
(Asset)/provision for deferred tax comprises:					
Accelerated capital allowances on tangible assets	140	145	152	146	153
Accelerated capital allowances on intangible assets	11	11	15	14	17
Short-term timing differences	(76)	(61)	(50)	(56)	(39)
	75	95	117	104	131
Deferred tax (asset)/provision on pension (provision)/asset	(10)	—	7	(1)	5
Deferred tax asset on provision for post-retirement benefits	(102)	(105)	(111)	(107)	(112)
	(37)	(10)	13	(4)	24
Deferred tax (asset)/provision at beginning of period, including deferred tax on pension and post-retirement benefit liabilities	(20)	(37)	(10)	(10)	13
Amount (credited)/charged to profit and loss account:					
Origination and reversal of timing differences	(15)	20	22	9	14
Change in deferred tax (asset)/provision on pension (provision)/asset	2	10	7	(1)	(2)
Change in deferred tax asset on provision for post-retirement benefits	(4)	(3)	(6)	(2)	(1)
	(17)	27	23	6	11
Deferred tax (asset)/provision at end of period, including deferred tax on pension and post-retirement benefit liabilities	(37)	(10)	13	(4)	24

Based on current capital investment plans, Miller expects to continue to be able to claim capital allowances in excess of depreciation in future years at a similar level to the current period.

Deferred tax is measured on a non-discounted basis at the tax rates that are expected to apply in the periods in which the timing differences reverse, based on tax rates and laws substantively enacted at the balance sheet date.

19. Called up share capital

	31 December			31 March	
	1999 US$m	2000 US$m	2001 US$m	2001 US$m	2002 US$m
Ordinary shares of US$100 each					
Authorised—10,000 shares	1	1	1	1	1
Allotted and fully paid—6,144.44 shares	1	1	1	1	1

20. Capital and reserves

	Called up share capital US$m	Additional paid in capital US$m	Profit and loss account US$m	Total shareholder's funds US$m
At 1 January 1999	1	40	427	468
Retained profit for the financial year	—	—	158	158
At 31 December 1999	1	40	585	626
Retained profit for the financial year	—	—	23	23
Exchange movements (net of tax)	—	—	1	1
At 31 December 2000	1	40	609	650
Retained profit for the three months	—	—	53	53
At 31 March 2001	1	40	662	703
Retained profit for the nine months	—	—	(8)	(8)
At 31 December 2001	1	40	654	695
Retained profit for the three months	—	—	9	9
At 31 March 2002	1	40	663	704

21. Cash flow from operating activities

	Year ended 31 December			3 months ended 31 March	
	1999 US$m	2000 US$m	2001 US$m	2001 US$m	2002 US$m
Operating profit	474	461	372	89	103
Depreciation charge	134	133	127	31	31
Amortisation of intangible fixed assets	7	9	9	3	2
Difference between pension and post-retirement benefits charge and cash contribution	3	(16)	(8)	1	2
(Increase)/decrease in stocks	(15)	8	(10)	(12)	(1)
(Increase)/decrease in debtors	(37)	(22)	19	(73)	(108)
Increase/(decrease) in creditors	83	(11)	(28)	(18)	41
Increase/(decrease) in provisions	16	(13)	(3)	5	4
Other non-cash movements	2	4	4	(1)	1
Net cash inflow from operating activities	667	553	482	25	75

22. Acquisition of trademarks and brewing facility

On 30 April 1999, Miller acquired from Pabst and the Stroh Brewing Company, four trademarks, a brewery in Tumwater, Washington and certain other assets for US$193 million,

including related transaction costs. The total purchase price also included an assumed liability of US$11 million. This represents the discounted value of the future payments that Miller agreed to make under the terms of one of Pabst's existing supplier contracts, a supply contract which, following the acquisition, Miller decided not to utilise for its full original term.

	Fair value US$m
Tangible fixed assets	27
Stock	1
Net assets acquired	28
Trademarks	165
Consideration	193
Consideration satisfied by:	
Cash	182
Assumed liability	11
Consideration	193

The book values of the tangible assets acquired were taken from the management accounts of Pabst at 30 April 1999. No adjustments were required to the book values of the tangible assets acquired in order to present them at their fair values.

In connection with this acquisition, Miller entered into a contract brewing agreement with Pabst, expiring in April 2009, under which Miller will brew Pabst beer and malt-based beverage brands for sale to Pabst. In connection with this agreement, it was agreed that the initial US$20 million due from Pabst to Miller for contract brewing could be converted into a promissory note bearing interest of 8 per cent. per annum. This note would fall due on the earlier of 31 December 2003 or the date of refinancing or settlement of all obligations outstanding under certain senior credit facilities of Pabst. Miller also agreed to guarantee US$10 million of Pabst's senior credit facilities.

Under the contract brewing agreements with Pabst, Miller's turnover for the three years ended 31 December 2001, and the three months ended 31 March 2001 and 2002, and the amounts due from Pabst at 31 December 1999, 2000 and 2001, and at 31 March 2001 and 2002, were as follows:

	Year ended 31 December			3 months ended 31 March	
	1999 US$m	2000 US$m	2001 US$m	2001 US$m	2002 US$m
Turnover	282	556	548	122	162

	31 December			31 March	
	1999 US$m	2000 US$m	2001 US$m	2001 US$m	2002 US$m
Trade debtors, net of provision	19	32	25	34	28
Notes receivable, net of provision	20	20	28	20	28
	39	52	53	54	56

Due to the integration of the acquired assets with Miller's existing operations, it is not possible to identify the operating results or cash flows which were directly attributable to the purchase of the trademarks and the Tumwater brewery in the post-acquisition period.

During the year ended 31 December 2000, amounts receivable from Pabst became overdue. As a result of this and other matters, the agreement was restructured in 2001, which resulted in the conversion of overdue trade debtors into a US$23 million promissory note, bearing interest at 8 per cent. per annum and maturing on 31 December 2003. In addition, Miller expensed a US$19 million payment to Pabst to cover certain Pabst expenses. Further, during the year ended 31 December 2001, Pabst continued to experience financial difficulties and, as disclosed in Note 4, Miller established a US$15 million provision in respect of notes receivable due from Pabst.

As disclosed in Note 27 Pabst contributes to the Milwaukee Brewery Workers' Pension Plan, a defined benefit pension scheme in which Miller is the other participating employer.

23. Reconciliation of movements in net debt

	Cash at bank and in hand US$m	Debt due within one year US$m	Funding from Philip Morris US$m	Net debt US$m
At 31 December 1998	1	(4)	(85)	(88)
Cash flow	—	(3)	11	8
At 31 December 1999	1	(7)	(74)	(80)
Cash flow	—	—	10	10
At 31 December 2000	1	(7)	(64)	(70)
Cash flow	—	(1)	(32)	(33)
At 31 March 2001	1	(8)	(96)	(103)
Cash flow	3	2	69	74
At 31 December 2001	4	(6)	(27)	(29)
Cash flow	—	—	(47)	(47)
At 31 March 2002	4	(6)	(74)	(76)

The intercompany balance with Philip Morris (see Note 15) includes amounts relating to both operating and financing activities. The amounts included in the table above, in respect of Philip Morris, only relate to financing activities.

24. Cash flow relating to exceptional items

As set out in Note 6, in the year ended 31 December 2000, Miller and its majority-owned subsidiary undertaking, Molson USA, LLC received a cash payment of US$131 million for the sale of rights in respect of the use of the Molson trademark in the United States.

As detailed in Note 4, in the year ended 31 December 2001, operating cash flows include a cash outflow of US$19 million in respect of a payment made to Pabst in order to fund certain Pabst expenses.

25. Major non-cash transactions

In the year ended 31 December 1999, as set out in Note 22, Miller agreed to lend Pabst US$20 million in the form of a promissory note in respect of the initial amounts due by Pabst under the contract brewing agreement between Miller and Pabst. Further, as disclosed in Note 22, in the year ended 31 December 2001, Miller agreed to convert US$23 million of trade receivables due from Pabst to a promissory note.

In the year ended 31 December 2000, as detailed in Note 6, Miller's subsidiary, Molson USA, LLC received and then returned to its minority interest shareholders by way of a dividend, US$40 million of promissory notes as part consideration for the sale of the Molson trademark.

26. Employees and management

	Year ended 31 December			3 months ended 31 March	
	1999 US$m	2000 US$m	2001 US$m	2001 US$m	2002 US$m
Staff costs for Miller during the period					
Wages and salaries	373	421	407	103	105
Social security and other fringe benefit costs	165	178	177	38	43
Pension costs	38	40	39	11	13
Post-retirement benefit costs	22	21	27	7	9
	598	660	650	159	170

	Year ended 31 December			3 months ended 31 March	
	1999 US$m	2000 US$m	2001 US$m	2001 US$m	2002 US$m
Average monthly number of people employed (including executive management)					
Total group	5,978	6,462	6,408	6,477	6,275

Part-time employees are included in the above analysis on the basis of their full-time equivalents.

Employee share option plans

Certain employees of Miller participate in Philip Morris' 1997 Performance Incentive Plan. Share options under this plan are granted at an exercise price of not less than fair value on the date of the grant. Philip Morris accounts for this plan in accordance with the intrinsic value-based method, which does not result in a charge to the profit and loss account, and accordingly no recharge is made to Miller. The options held over Philip Morris shares by Miller's employees, together with those shares over which the options could be exercisable at that date, at 31 December 1999, 2000 and 2001, and at 31 March 2001 and 2002, were as follows:

	31 December			31 March	
	1999	2000	2001	2001	2002
Number of shares under option	6,747,302	8,961,294	9,678,548	9,536,928	9,115,149
Weighted average exercise price	US$34.10	US$31.12	US$35.95	US$33.41	US$37.16
Number of shares over which options exercisable	5,507,387	6,490,167	7,228,645	8,192,172	7,663,851
Weighted average exercise price	US$32.79	US$34.55	US$32.42	US$31.60	US$34.95

Employee share ownership plans

In addition, under the plan, certain of Miller's employees held shares of restricted stock in Philip Morris or the rights to receive such shares of stock. These shares, and rights, give these employees, in most instances, all the rights of shareholders, except that they may not sell, assign, pledge or otherwise encumber such shares or rights. Such shares are subject to forfeiture if certain employment conditions are not met.

The movements in the restricted stock held by Miller's employees during the three years ended 31 December 2001, and the three months ended 31 March 2001 and 2002, were as follows:

	Year ended 31 December			3 months ended 31 March	
	1999	2000	2001	2001	2002
At beginning of the period	87,000	70,500	297,820	297,820	259,440
Granted					
—to US employees	—	241,680	—	—	—
—to non-US employees	—	8,450	—	—	—
Vested	—	(18,000)	(37,500)	—	(232,440)
Forfeited	(16,500)	(4,810)	(12,880)	—	—
Reallocated	—	—	12,000	—	—
At end of the period	70,500	297,820	259,440	297,820	27,000

The fair value of the restricted shares and rights at the date of grant is amortised on a straight-line basis over the restriction period through a charge from Philip Morris. The charge amounted to nil, US$3 million and US$3 million in the years ended 31 December 1999, 2000 and 2001, respectively, and US$1 million and nil in the three months ended 31 March 2001 and 2002, respectively.

The total restricted stock held by Miller's US and non-US employees at 31 December 1999, 2000 and 2001, and at 31 March 2001 and 2002, analysed according to when the restrictions, net of forfeitures, lapse was as follows:

	31 December			31 March	
	1999	2000	2001	2001	2002
2000	18,000	—	—	—	—
2001	37,500	37,500	—	37,500	—
2002	—	245,320	232,440	245,320	—
2003	15,000	15,000	15,000	15,000	15,000
2008	—	—	12,000	—	12,000
Total restricted stock	70,500	297,820	259,440	297,820	27,000

27. Pension and other post-retirement benefits

Miller operates, or participates in, a number of employee benefit plans covering substantially all of its US employees. These plans have been designed and are administered in accordance with local conditions and practices and include defined benefit, defined contribution and multi-employer schemes. The majority of the schemes are funded and the schemes' assets are held independently of Miller's finances. Miller also provides post-retirement medical and life insurance benefits, which are unfunded, to eligible employees and their dependents.

Pension and post-retirement benefit expense consisted of the following amounts for each of the periods presented.

	Year ended 31 December			3 months ended 31 March	
	1999 US$m	2000 US$m	2001 US$m	2001 US$m	2002 US$m
Multi-employer plans	7	7	7	2	2
Defined contribution plans	22	26	20	6	5
Defined benefit plans					
—Salaried employees	3	1	3	1	3
—Hourly employees	6	6	9	2	3
	38	40	39	11	13
Post-retirement benefit plans	22	21	27	7	9

For the multi-employer plans and defined contribution plans, pension expense is equal to the amounts contributed to the plans for each of the periods presented.

Defined benefit plans—Salaried employees

Substantially all salaried employees of Miller are covered by a defined benefit pension plan and other benefit plans sponsored by Philip Morris. Miller's share of the overall plan costs is based on Miller's plan payroll as a percentage of Philip Morris' total plan payroll. Miller's share of the benefit plans' costs is included in net operating costs in the consolidated profit and loss account. The Philip Morris combined salaried plan benefit obligation and related plan assets have not been allocated to Miller on a stand-alone basis, because the amounts attributable to Miller's participants cannot be separately determined.

Defined benefit plans—Hourly employees

Eligible hourly employees participate in stand-alone pension plans providing flat dollar benefits based on years of service. The most recent actuarial valuations of these plans, and of Miller's post-retirement benefit plans, were carried out by professionally qualified actuaries at 1 January 2001 using the Projected Unit Method. No formal actuarial valuations of these plans have been prepared since that date.

Further details of the composition of Miller's pension obligations in respect of its defined benefit plans for hourly employees are set out in the table below. These obligations were calculated in accordance with the provisions of Statement of Standard Accounting Practice ("SSAP") 24, "Accounting for Pension Costs", and are included in provisions for liabilities and charges at 31 December 1999 and 2000, and at 31 March 2001, and in debtors at

31 December 2001, and at 31 March 2002, in the accompanying consolidated balance sheets (see Notes 14 and 18 for further details).

	31 December			31 March	
	1999 US$m	2000 US$m	2001 US$m	2001 US$m	2002 US$m
Market value of assets	182	191	177	165	176
Present value of scheme liabilities	(203)	(218)	(239)	(217)	(229)
Deficit	(21)	(27)	(62)	(52)	(53)
Gross pension (provision)/asset	(26)	—	14	(2)	12
Related deferred tax asset/(liability)	10	—	(7)	1	(5)
Net pension (provision)/asset	(16)	—	7	(1)	7

Certain of Miller's hourly employees participate in the Milwaukee Brewery Workers' Pension Plan, the results of which are included in the table above. As described in Note 29, as part of a withdrawal settlement, Pabst, which had participated in the plan prior to 1997, has agreed to make annual contributions of approximately US$4 million to this plan until 2013. The plan's funded status net of the present value of Pabst's withdrawal payments at 31 March 2002 is set out below.

	US$m
Market value of assets	43
Present value of accrued obligations, net of Pabst withdrawal payments	(72)
Deficit	(29)

The principal assumptions used in the preparation of the pension valuations are summarised in the table below:

	31 December			31 March	
	1999 %	2000 %	2001 %	2001 %	2002 %
Discount rate	8.5	8.5	8.0	8.5	8.5
Rate of increases in flat dollar benefits	2.0	2.0	2.0	2.0	2.0
Inflation assumption	3.5	3.5	3.5	3.5	3.5

Post-retirement benefit plans

Miller has elected to recognise its unfunded benefit obligation in respect of its post-retirement benefit plans in the accompanying consolidated balance sheets, in accordance with the provisions of Urgent Issues Task Force Abstract ("UITF") 6, "Accounting for post-retirement benefits other than pensions". Obligations for post-retirement benefit plans were US$254 million at 31 December 2000, the date of the most recent actuarial valuation. The following provisions have been included in the accompanying balance sheets (see Note 18 for further details) at 31 December 1999, 2000 and 2001, and at 31 March 2001 and 2002.

	31 December			31 March	
	1999 US$m	2000 US$m	2001 US$m	2001 US$m	2002 US$m
Gross provision for post-retirement benefit obligations	291	301	316	306	321
Related deferred tax asset	(102)	(105)	(111)	(107)	(112)
Net provision for post-retirement benefit obligations	189	196	205	199	209

The principal assumptions used in the preparation of the post-retirement benefit valuations are summarised in the table below:

	31 December			31 March	
	1999	2000	2001	2001	2002
	%	%	%	%	%
Discount rate	7.8	7.8	7.0	7.8	7.0
Initial healthcare cost trend (reducing to 5.0 per cent. by 2003)	7.0	6.5	6.0	6.5	6.0

Additional disclosures required under Financial Reporting Standard ("FRS") 17

In November 2000, the Accounting Standards Board issued FRS 17, "Retirement benefits", which changes the way in which companies are required to measure, recognise and disclose their obligations for pension and post-retirement benefits, and the related amounts charged to the profit and loss account and statement of total recognised gains and losses. Miller has chosen not to early adopt FRS 17, but in accordance with the transition provisions of this standard the following additional disclosures as at 31 December 2001, and for the year then ended, are set out below.

The main assumptions used for FRS 17 purposes at 31 December 2001 are as below:

	%
Discount rate	7.0
Inflation	3.5
Rate of increase in flat dollar benefits	2.0

The assets in the schemes and the expected rates of return are as follows:

	Long-term expected rate of return %	Market value of assets at 31 December 2001 US$m
Equities	10.3	111
Bonds	6.9	45
Cash	4.0	12
Other	10.3	9

The following amounts were measured in accordance with the requirements of FRS 17:

	31 December 2001		
	Post-retirement benefit plans US$m	Pension plans US$m	Total US$m
Market value of assets	—	177	177
Present value of scheme liabilities	(314)	(267)	(581)
Gross provision for pension and post-retirement benefit obligations	(314)	(90)	(404)
Related deferred tax asset	126	36	162
Net provision for pension and post-retirement benefit obligations	(188)	(54)	(242)

If the above amounts had been recognised in the consolidated financial information, instead of the amounts currently recognised based on the requirements of SSAP 24 and UITF 6, Miller's net assets and profit and loss reserve at 31 December 2001 would be as follows:

	US$m
Net assets excluding SSAP 24 pension asset and UITF 6 post-retirement benefit liabilities	897
FRS 17 liabilities	(242)
Net assets	655
Profit and loss reserve excluding SSAP 24 pension asset and UITF 6 post-retirement benefit liabilities	852
FRS 17 reserve	(242)
Profit and loss reserve	610

28. Operating lease commitments

At 31 December 1999, 2000 and 2001, and at 31 March 2001 and 2002, Miller had lease agreements in respect of land and buildings and machinery and equipment for which the payments extend over a number of years.

	Within one year US$m	Within two to five years US$m	Total US$m
Land and buildings	—	2	2
Machinery and equipment	—	5	5
At 31 December 1999	—	7	7
Land and buildings	—	3	3
Machinery and equipment	—	5	5
At 31 December 2000	—	8	8
Land and buildings	—	3	3
Machinery and equipment	—	4	4
At 31 March 2001	—	7	7
Land and buildings	—	3	3
Machinery and equipment	1	5	6
At 31 December 2001	1	8	9
Land and buildings	—	3	3
Machinery and equipment	—	5	5
At 31 March 2002	—	8	8

29. Contingent liabilities

Miller is party to a variety of legal proceedings arising out of the normal course of business. Miller believes that it has valid defences and is vigorously defending the litigation pending against it. While the results of litigation cannot be predicted with certainty, management believes that the final outcome of these proceedings will not have a material adverse effect on Miller's financial position.

In connection with the contract brewing agreement with Pabst (see Note 22), Miller has guaranteed US$10 million of Pabst's senior credit facilities. In addition, at 31 March 2002 Miller has guarantees of approximately US$3 million related to Foster's USA, LLC (previously Molson USA, LLC) and has other guarantees of US$1 million related to various supplier arrangements.

As described in Note 27, Miller and Pabst are responsible for the Milwaukee Brewery Workers' Pension Plan. In connection with Pabst's closure of its Milwaukee, Wisconsin brewery and the contract brewing agreement with Miller, Pabst entered into a withdrawal liability settlement agreement, which requires annual payments by Pabst to this pension plan of approximately US$4 million until 2013. In the event that Pabst is unable to fulfil its pension plan obligation, the plan would have recourse to all the assets of Pabst and its parent company. If such assets do not satisfy Pabst's remaining pension obligation, Miller would be required to fund the remaining Pabst withdrawal liability until 2013.

Periodically, Miller is involved in various environmental matters. Although it is difficult to predict Miller's liability with respect to these matters, future payments, if any, would be made over a period of time in amounts that would not be material to Miller's financial position. Miller believes that adequate accruals have been provided for environmental costs that are probable at 31 March 2002.

30. Capital and other financial commitments

	31 December			31 March	
	1999 US$m	2000 US$m	2001 US$m	2001 US$m	2002 US$m
Contracts placed for future capital expenditure not provided in the consolidated financial information	63	64	52	55	45
Contracts placed for future expenditure not provided in the consolidated financial information in respect of:					
Advertising and promotion	297	426	420	381	374

The advertising and promotion future expenditure represents various long-term non-cancellable commitments which, at 31 March 2002, were principally due in the years 2002 to 2006.

In addition, Miller has various long-term supply contracts with unrelated third parties to purchase certain materials used in the production and packaging of its products. The terms of these contracts generally stipulate that Miller must use the designated supplier for an expected minimum percentage of its annual purchase requirements of the specified material. However, Miller is not obligated to make any purchases unless it requires supplies of such materials. Supply contracts outstanding at 31 March 2002 for malts, bottles, labels and cans expire in 2004, 2004, 2005 and 2015, respectively.

31. Other related party transactions

Philip Morris and certain of its related companies provide Miller with various services, including planning, legal, treasury, accounting, auditing, insurance, human resources, office of the secretary, corporate affairs, information technology and tax services. Billings for these services, which were based on the cost to Philip Morris to provide such services, were US$45 million, US$72 million and US$88 million for the years ended 31 December 1999, 2000 and 2001, respectively, and US$23 million and US$16 million for the three months ended 31 March 2001 and 2002, respectively. These costs were billed and paid to Philip Morris on a monthly basis. Although the cost of these services cannot be quantified on a stand-alone basis, Miller's

management believes that the billings are reasonable based upon the level of support provided to Miller by Philip Morris and its affiliates and that they reflect all services provided.

32. Post balance sheet events

As described in Note 22, Miller has contract brewing arrangements with Pabst. Pabst management is currently seeking to refinance certain of its debt obligations. Miller may be requested to forgive a portion of, and/or extend the terms of all or a portion of, the notes receivable from Pabst. In the event that Miller agrees to forgive any portion of the receivables, the amount that such receivables exceed provisions would be written off by a charge to current earnings. Based on management's assessment of the probability of the refinancing being achieved, no further provisions have been established at 31 March 2002. In the event that Pabst is unsuccessful in securing satisfactory long-term financing, it is possible that there could be a material adverse effect on Miller's financial position and its results of operations.

On 3 May 2002, Miller declared and paid a US$2 billion dividend in the form of a promissory note, due on 17 May 2002. Interest accrued on the unpaid balance of the principal amount of the note at a rate equal to 2.84 per cent. per annum. On 17 May 2002, Miller repaid the promissory note with the proceeds of the term loan agreement discussed below. Also on 3 May 2002, Miller declared an additional US$200 million dividend in the form of a demand promissory note. The interest rate on this note is re-set monthly and based on the prior month's average 1 month LIBOR plus 50 basis points per annum.

On 15 May 2002, the Company received a commitment for a 364-day credit facility from certain lending institutions amounting to US$75 million. The commitment expires on 15 August 2002.

On 17 May 2002, the Company borrowed US$2 billion under a one-year, non-amortising drawn term loan agreement. Interest accrues on the unpaid balance of the principal amount of the loan at a rate equal to the applicable LIBOR (for one, three or six month interest periods at the option of the Company) plus 100 basis points per annum. The Company has the option to extend the maturity of the term loan an additional six months. The interest rate during this extension period would adjust to the applicable LIBOR plus 125 basis points per annum.

Yours faithfully

PricewaterhouseCoopers
Chartered Accountants

Part 6—Preliminary Announcement of Results for SAB for the Year Ended 31 March 2002



SOUTH AFRICAN BREWERIES plc PRELIMINARY ANNOUNCEMENT

Ref 06/2002

ANOTHER YEAR OF ACHIEVEMENT AND GROWTH

London and Johannesburg, 30 May 2002. South African Breweries plc—one of the world's leading brewers, with interests in Africa, Central and Eastern Europe, Central America and Asia—today announces its preliminary (unaudited) results for the year to 31 March 2002. Highlights are:

FINANCIAL

	2002	2001*	% change	
	US$m	US$m	US$	£
Turnover	**4,364**	4,184	4	7
Trading profit (PBIT)	**704**	700	1	4
EBITA	**766**	720	6	10
Profit before tax	**606**	646	(6)	(3)
Adjusted PBT	**668**	666	—	3
Adjusted earnings	**350**	372	(6)	(3)
Adjusted earnings per share				
—US cents	**48.7**	53.3	(9)	(6)
—SA cents (up 21%)	**472.5**	390.9		
Dividends per share (US cents)	**25.0**	25.0		

Note: The exceptional items of US$8 million net (2001:nil) comprised:

— *Pitesti (Romania) brewery closure costs US$9 million;*

— *Ursus (Romania) asset impairment US$10 million; offset by*

— *Velke Popovice (Czech) asset impairment reversal US$11 million*

EBITA, adjusted PBT and adjusted earnings exclude exceptional items and goodwill amortisation. Percentages expressed in terms of £ sterling movements are given in order to aid comparability with other FTSE companies.

* *Restated for deferred tax change in accounting policy.*

OPERATIONAL AND STRATEGIC

- **Total beverage volume growth of 15.5% (organic 4.8%) to 99.4 million hectolitres**
- **Total lager beer volumes increase 13.2% (organic 3.5%) to 70.4 million hectolitres**
- **SABI Europe lager beer volumes up 5.9% (organic 4.6%) and EBITA up 34.4%**
- **Beer South Africa volumes improve 1.4% with a margin increase of 60 basis points to 25.8%**
- **Acquisitions in Central America, India and China have enhanced our position internationally**

- **Acquisition of Miller Brewing Company in the United States announced today**

Meyer Kahn, Chairman of SAB plc, states: *"Once again SAB's underlying operations around the world, despite a global economic slowdown, have delivered an impressive performance. However, the material adverse currency moves in sub Saharan Africa affected a sizeable portion of our business and have led to an adjusted earnings decline of 6% in US dollars (adjusted earnings per share decline of 9%).*

In pursuing our growth strategy globally we have moved into new territory with our acquisitions in Central America and made a number of important investments in China, Africa and Central Europe. These enhance our positions in these territories and further diversify the group's international operations and currency exposure.

In line with our strategy to participate actively in the consolidation of the global beer industry, where we can create value for our shareholders, we have announced today the acquisition of Miller Brewing Company in the United States."

Incorporated in England and Wales (Registration Number 3528416)

CHIEF EXECUTIVE'S REVIEW

Business review

Group operating performance

I am pleased to report another year of good growth in beverage volumes and strong operational performance in our businesses around the world. Total beverage sales volumes grew 15.5% (organic growth 4.8%) to just under 100 million hectolitres.

Once again management has concentrated on brand positioning and portfolio enhancement, overhead productivity and procurement. Benefit from this attention is evident and, as a result, operational performance across the group was excellent.

Lager volumes grew 13.2% and importantly, organic volume growth of 3.5% was achieved. The muted growth of 1.4% in our largest single market, South Africa, had a dampening effect but it is nevertheless gratifying that last year's volume decline there has started to reverse.

Other beverages are becoming an increasingly important segment of our business. Acquisitions and investments contributed to the volume growth of 27.2% (organic 9.0%) in carbonated soft drinks (CSD's). Traditional sorghum beer in Africa grew by 4.4%.

Turning to financial performance, sales volume growth contributed to a turnover increase, including share of associates, of 4.3% to US$4.4 billion. EBITA grew 6.4% to US$766 million, and continued focus on productivity and cost containment helped deliver margin improvement across many of our businesses, particularly in the larger subsidiaries. EBITDA was similarly strong, up 5.9% to US$904 million.

Reported results were, however, impacted by the extraordinary 24.4% decline in the exchange rate of the SA rand, the functional currency of our largest subsidiary, against the US dollar, as well as relative weakening in other African currencies. Adjusted earnings were 5.9% down for the year at US$350 million. With a weighted average increase in shares in issue of 3.1% during the year, adjusted earnings per share decreased by 8.6% to US48.7 cents. Notwithstanding this decline, strong cash flows enable us to maintain the final dividend at last year's level.

The year has been characterised by expansion and acquisition activities in a number of countries including the opening up of a new region to SAB—Central America. Our acquisitions in Honduras and El Salvador have created a leading brewing and soft drinks business within these two countries. We intend to exploit the synergies that exist between beer and CSD's in these markets, and leverage the experiences gained in Africa with combined beer and CSD businesses.

Elsewhere, we acquired a majority interest in Bere Timisoreana in Romania; we were active in Africa, with CSD acquisitions in Angola and Zambia and increased lager beer investments in Uganda and Mozambique. In China we further strengthened our regional positions with an aggressive acquisition program, and we made two further investments in India.

Notwithstanding weakening economies and rising unemployment levels, especially in Poland, our European businesses grew sales volumes by 6.0% (organic growth 4.8%) to just over 22.5 million hectolitres, with contribution to this growth coming from virtually all operations. EBITA growth was impressive at 34.4% to just under US$200 million with an excellent result coming from Poland (the largest contributor), the Czech Republic, where restructuring synergies and benefits continue ahead of expectations, and Russia which is now earnings positive.

Our African and Asian businesses increased sales volumes by 26.0%, though much of this was acquisition driven, mainly in China. Organic growth was nevertheless good with lager growing

4.9% and other beverages 12.2%. EBITA growth for the region of 29.5% has been assisted by the first time inclusion of our associate Castel.

Socio-political problems, currency weaknesses and certain competitive pressures in Africa hampered underlying EBITA growth. Acquisition activity in China, strategically necessary and well-founded, was distracting and time consuming for local management in the first year of incorporation.

Individual results in Africa were once again mixed. Our brewery in Kenya was impacted by competitive pressure but, as recently announced, we have restructured our investments in the region in conjunction with East Africa Breweries Limited and profitability should improve considerably in the future. While the result on earnings of our strategic alliance with Castel was essentially neutral in this first year, we increasingly see benefits from our association with them as synergies in the areas of purchasing, operational management and new investment become realisable. Castel's total volumes grew 7.4% over the prior period with especially strong gains in the CSD sector.

In Central America, EBITA of US$22 million for the four months since acquisition was behind expectations, due mainly to the combination of adverse economic conditions post Hurricane Michele and increased competition in the CSD sector. Though still early days for SAB's operational management, strong brand portfolios in the respective lager and CSD businesses, evident opportunities to capture the synergies and a skilled workforce give us undiminished enthusiasm for the potential of these businesses.

In South Africa, the performance of our beer operations has once again been creditable. The volume decline in the prior year has been arrested and growth of 1.4% achieved. Local management's relentless focus on efficiency and productivity has delivered EBITA growth of 10.5% in local currency and a 60 basis point increase in margin despite substantial raw material price increases. ABI delivered well to expectations, with real productivity gains, margin increases and strong trading profit improvement of 20% in local currency off positive volume growth; all despite considerable increases in input costs. Equally impressive was a turnaround in the performance of our hotel and gaming businesses during the second half year, to deliver a substantial 53.1% improvement in rand trading profit for the year. Strategic alternatives for the future of this business are still being evaluated.

Outlook

There are a number of positive signs for the upcoming financial year. Europe's forward momentum, while moderating, should continue and better results are expected from both Africa and China. There are more positive signs within our operations in South Africa and the rand is showing some resilience. Finally, I have every reason to believe that Central America will deliver on its potential.

Naturally the results of the group will be materially affected by the inclusion of Miller Brewing Company, whose acquisition will bring both excitement and hugely increased opportunities to our business. More than ever we are well positioned to play a leading role in the world beer industry as change and consolidation accelerate.

SABI—Europe

Financial summary	2002 US$m	2001 US$m	% change US$
Turnover	**1,280**	1,097	17
Trading profit *	**168**	130	29
EBITA **	**198**	148	34
Operating margin (%) *	**13.1**	11.9	
EBITA margin (%) **	**15.5**	13.5	
Sales volume (hl 000's)			
—Lager	**22,359**	*21,120*	*6*
—Lager comparable	**22,099**	*21,120*	*5*
—Other beverages	**178**	*146*	*22*

* *Before exceptional items*

** *Earnings before interest, taxation and goodwill amortisation, and before exceptional items.*

SABI Europe's businesses continued their strong operational performance again this year, up a pleasing 34.4% in EBITA, on volume growth of 6.0%. In particular, focus on rationalisation, costs and cash management enabled the division to expand its EBITA margin by 200 basis points and generate substantial free cash flow. Productivity and procurement initiatives reaped significant rewards, and brand portfolio and packaging extensions boosted market shares and margins.

Poland

Volume growth in the Polish beer market came to a halt in the current year, following several years of strong advances. This was caused by a downturn in the local economy and the previous government's imposing large excise increases. (There are now signs that these may be moderated in future). SAB's Kompania Piwowarska performed very well in this market with 6.0% volume growth, reaching 31% market share for the year from 29.7% in the prior year. Our value share is greatly in excess of our market share. KP's flagship brand, Tyskie Gronie, sold over five million hectolitres and is now one of Europe's top ten beer brands by volume. Tyskie Gronie was judged overall champion beer for bottled and canned lagers at the prestigious Brewing Industry Awards 2002 which took place at Burton-upon-Trent in the UK. Redds' success also continues, reaching 50% of the flavoured alcoholic beverages market inside 18 months.

Czech Republic and Slovakia

The Pilsner Urquell group enjoyed an excellent year. Volumes, market share and net real revenue all showed strong improvements. Beer industry volumes continued to decrease, as anticipated, by 1% but the Pilsner Urquell group achieved growth of 3.2%. Particularly pleasing was a 20% increase in volumes of our premium brand Pilsner Urquell. This assisted margin development, as did improvements in brewing raw material procurement, production yields and overall productivity. The effective national integration of our three businesses has yielded synergies well ahead of initial expectations.

Slovakia is benefiting from management and marketing integration with the Czech business and is improving in profitability.

Pilsner Urquell International

The highly successful re-launch of Pilsner Urquell into its key international markets, in 2001, resulted in a second successive year of 30% growth in brand volumes outside Czech. In the United States sales reached 1.4 million cases (112,000 hectolitres), representing 54% growth in volume, and Pilsner Urquell was named one of the "hot brands" of 2001 by Impact magazine, the leading US beverage trade publication.

There was continued growth in sales in Germany, up by 25% in the year, against a background of a shrinking market. In Poland, Pilsner Urquell is now the number one import brand and sales continue to grow. In other markets, new distributors were appointed to take advantage of import growth opportunities, whilst in the UK distribution and visibility have improved.

Russia

Volume growth slowed in Russia in the second half, to end the full year 27.2% ahead of prior. While SAB's own brand Zolotaya Bochka conceded some market share points, our premium licensed brands, Miller Genuine Draft and Holsten, showed stunning growth—both trebling in volume. The result of this favourable mix in brand sales was a significant improvement in margins and the business produced good operating cash flow.

We have decided to expand further the capacity of the Kaluga brewery from 2.3 million hectolitres to 3.5 million hectolitres at a cost of some US$60 million. This will enhance our competitive capability for additional brands and packs in this growing market.

Other operations

In Hungary the market contracted some 2%, but our Dreher subsidiary reflected a small but satisfying market share recovery. This, coupled with the industry's real price increases, saw good margin expansion which assisted operating profits to more than double, albeit off a modest base.

During the year, we announced the acquisition of an 83.7% interest in Bere Timisoreana, giving our Romanian business critical mass and a market share of around 14%. This aided a rationalisation of our facilities including the closure of Pitesti brewery and write down of other assets, the cost of which was US$19 million. The impact of this has been partly offset by release of surplus provisions relating to one of the Czech breweries of US$11 million. Industry volumes in Romania declined 8% in the last 12 months, however our operations are now much better positioned to maintain their positive operating cash flow.

The Canary Islands' operations have produced encouraging gains in market share, despite the first full year of production by a new domestic competitor.

SABI—Africa and Asia

Financial summary	**2002 US$m**	**2001 US$m**	**% change US$**
Turnover	**946**	700	35
Trading profit	**162**	130	25
EBITA	**171**	132	30
Operating margin (%)	**17.2**	18.5	
EBITA margin (%)	**18.1**	18.9	
Sales volume (hl 000's) *			
—Lager	***23,141***	*17,116*	*35*
—Lager comparable	***17,953***	*17,116*	*5*
—Carbonated soft drinks (CSD's)	***3,648***	*2,685*	*36*
—Traditional sorghum	***7,625***	*7,301*	*4*
—Other beverages	***2,579***	*2,260*	*14*

* *Castel volumes of 9,633,000 hectolitres lager, 7,489,000 hectolitres CSD's and 569,000 hectolitres other beverages are not included.*

Africa

African beverage volumes grew organically by 8.8% to end above 18 million hectolitres, aided by excellent performances from the Coca-Cola bottling business in Luanda, Angola, market share gains in the competitive Ghanaian market and advances by our traditional sorghum beer businesses in Zambia, Malawi and Tanzania. Lager beer volumes grew organically 4.1%. In Zimbabwe our associate, Delta Corporation, grew their beer and soft drinks volumes by 22.4% despite the difficult environment. However, in Uganda, an increase in excise, passed on to the consumer, resulted in a drop in volumes.

Good EBITA growth was recorded by Zambia, Ghana and Malawi. In Tanzania, Botswana and Mozambique, however, little or no dollar growth was shown. The full impact of good operational performances in tough conditions in many of the countries was not translated into reported US dollar results due to weak currencies.

A number of value-adding acquisitions were made during the year. These included 45% of the Coca-Cola bottler in Luanda, Angola; 60% of the Coca-Cola bottler in Southern Angola; a further 54.6% of Nile Breweries in Uganda; 13.5% of Cervejas de Mozambique and 90% of the Coca-Cola bottler in Zambia. The last mentioned allows for consolidation benefits from integrating this into the Zambian beer business, a formula already successfully implemented in Botswana, Swaziland and Lesotho.

Subsequent to the year end, two important consolidation transactions were concluded. A landmark deal was signed on 15 May 2002 between SAB and East African Breweries Limited (EABL), the two major brewers in East Africa. This sees Castle Brewing Kenya Ltd being sold by SAB to EABL in return for a 20% stake in their Kenya Breweries Limited subsidiary. Tanzania Breweries Limited (TBL), will acquire its EABL-owned competitor in exchange for 20% in Tanzania Breweries to be funded through a share issue with the additional volumes more than compensating for the dilution effect on SAB's shareholding in TBL. Each of these transactions will deliver enhanced earnings. In Mozambique, we acquired Laurentina Cervejas SARL and its well known Laurentina brand.

Many of our currencies in the sub region were unfortunately impacted by adverse political considerations and the strong US dollar. Worse affected amongst these were the Mozambican metical (24.7%), the Zimbabwean dollar (75.8%), the Botswana pula (13.7%) and the rand-linked currencies of Lesotho and Swaziland (24.4%). As a result, it was difficult to convert volume and turnover gains into increased US dollar earnings. However, this effect was countered somewhat by productivity gains and savings contributed by Sabex, our Johannesburg-based purchasing and logistics division.

First time results from our 20% shareholding in the Castel group met expectations. Beer and soft drinks volumes grew by 7.4% over prior year while the CFA franc, Castel's main operating currency, is pegged against the euro, thereby stabilising US dollar earnings.

Asia

China Resources Breweries, SAB's Chinese joint venture company, concluded a successful year in terms of strategic acquisitions. Market leadership in our existing stronghold in the North East of the country was achieved by purchasing five strategically located breweries in the region. CRB also became the leading brewer in Sichuan province, the country's most populous and one of the fastest growing beer markets, by entering a majority-owned joint venture with the Blue Sword group (10 breweries, 9 million hectolitre capacity). Total capacity now stands at 30 million hectolitres and CRB is firmly positioned as the country's number two brewer.

Our Chinese business has now consolidated its management structure and geographic presence into three regions: North East, Central and West, with a corporate head office established in Beijing.

Second half profitability in China was unfavourably impacted by the above acquisitions which were effective just before or during the winter period when sales dip sharply, resulting in negative contribution from these businesses, and management's attention was also concentrated on the task of restructuring. However, management believes the operations are well positioned to deliver profitable growth, and improvement was already evident from these acquisitions towards year end.

The year also saw expansion by our Indian subsidiary with the acquisition of Mysore Breweries Limited and Rochees Brewery (subject to FIPB approval), thereby gaining a foothold in four of the five largest beer-consuming states in the country. Castle Lager was successfully launched as a premium brand in the cities of Delhi and Mumbai.

SABI—Central America

Financial summary	2002* US$m
Turnover	**186**
Trading profit	**7**
EBITA	**22**
Operating margin (%)	**3.5**
EBITA margin (%)	**11.9**
Sales volume (hl 000s)	
—Lager	***624***
—Carbonated soft drinks (CSD's)	***2,231***
—Other beverages	***824***

* *Four months*

The Central America businesses in El Salvador and Honduras were acquired with effect from 28 November 2001. The first four months of operations have been used to ensure continued volume growth, particularly with increased competitor activity in both countries, and form an effective operating relationship with our Bevco partners.

Each business is focussing on improving efficiencies whilst we extract synergies from distribution systems and shared support services, both within and across the two countries. Non-core businesses are being assessed, made more efficient and competitive, and then either incorporated or rationalised. Major opportunities exist in the area of procurement, where supplier numbers can be optimised, bulk ordering utilised to obtain better prices, and cross business and country planning used to limit inventory of raw materials, finished goods and machine spares. Consideration is being given to shared service centres to further improve cost efficiencies and operational effectiveness for Bevco.

Brand development has primarily been in the soft drink arena as we support The Coca-Cola Company to increase its product range and therefore overall volumes. New carbonated soft drink flavours (e.g. Fanta in Honduras) and non-carbonated beverages (e.g. Powerade in El Salvador) have been successfully introduced in addition to a focus on ensuring that proper pack pricing architecture is in place. In the beer business a 500 ml bottle has been introduced in Honduras and brand rationalisation continues in both markets. Appropriate service levels are being determined for the different customer segments and investments made in containers and coolers.

The focus for the new financial year will be on business rationalisation; improved efficiencies in sales, distribution and manufacturing; sales volume and revenue growth, particularly addressing low per capita beer consumption; and, standardisation across all operations.

Beer South Africa

Financial summary	2002 US$m	2001 US$m	% change US$	% change R
Turnover	1,112	1,365	(19)	8
Trading profit	287	343	(16)	11
Operating and EBITA margin (%)	25.8	25.2		
Sales volume (hl 000's)	*24,246*	*23,904*	*1*	

Despite the ongoing tough trading conditions, particularly in the first half of the financial year, Beer South Africa was able to see out the year on a note of growth. Overall volume growth of 1.4% was achieved for the year, reversing the negative 1.1% at the half year. The operating margin improved by 60 basis points to 25.8% and an admirable compound five year EVA® growth of 19% was delivered. Operating profit grew by 10.5% from R2,520 million to R2,785 million.

Volumes recorded growth in the important second half of the year, supported by promotional activity and an earlier Easter period. The factors negatively affecting volume growth, as reported previously, remain in place but in certain respects the impact is lessening. However, higher interest rates, the steep rise in staple food prices, the rising fuel price and continued wine surplus will adversely impact beer consumer propensity to spend. Exports experienced a strong performance particularly in the Angolan and Namibian markets.

Throughout the year efforts have been directed at investing for growth including the building and enhancing of our powerful brand portfolio. As measured by AC Nielsen, Beer South Africa improved its market share in the premium and flavoured alcoholic beverages categories whilst maintaining its leading position and share in the mainstream category despite significant competitive activities.

High raw material increases experienced during the past year were primarily driven by the weaker rand. Programmes introduced in recent years including raw material procurement and related hedging activity, as well as technical innovations on certain materials and brewery usage improvements, contained these increases. Further productivity benefits were delivered by the World Class Manufacturing programme, the general spend procurement initiative, improved brewery and distribution efficiencies, lower headcount and the fact that one off costs were reduced from the previous year. The performance of our premium and AFB brand portfolio also delivered a positive mix effect. These benefits were to some extent offset by real expenditure increases in marketing, information systems, overall compensation, training and development as well as corporate social investment.

All aspects of the balance sheet were closely managed, in particular working capital, which for the seventh consecutive year showed progressive improvement. Capital expenditure in the current year was reduced following the previous large scale investments at SA Maltsters, Ibhayi and systems development.

Following the promulgation of the Competition Act in 1998, Beer SA has introduced a proactive compliance programme. Three formal investigations which were initiated by the Competition Commission have been satisfactorily concluded. The Commission has notified the company that the 2000 investigation into horizontal restrictive practices in the industry would not be referred to the Competition Tribunal.

While progress on the revised Liquor Bill, following the Constitutional Court judgement, appears slow, the DTI has indicated that it intends having a new Act promulgated within the next twelve months. Based on previous assurances from the Ministry, expectations remain that a rigid three tier system will not be imposed on the industry.

Other Beverage Interests*

Financial summary	2002 US$m	2001 US$m	% change US$	% change R
Turnover	676	816	(17)	10
—ABI	500	585	(15)	13
Trading profit	95	106	(10)	19
—ABI	79	88	(10)	20
Operating and EBITA margin (%)	14.0	13.0		
—ABI	15.8	15.0		
*Sales volume (hl 000's)***	*11,912*	*11,485*	*4*	
ABI (hl 000's)	*11,488*	*10,968*	*5*	

* *ABI, Appletiser, Distell*

** *Distell volumes not included*

ABI

ABI's volume growth for the period was boosted by good performance in the second half of both carbonated and other soft drinks, as well as the first time inclusion of two small businesses. Total volume for the period ended 4.7% above prior year (organic 3.8%).

Financial performance was enhanced by operational efficiencies and productivity in administrative and support functions and through rationalisation initiatives. Operating margin continues to improve, despite a decline in the earnings of ABI's associate company, Coca-Cola Canners.

There has been a strong emphasis on improving market execution, resulting in mainstream carbonated soft drink volumes showing satisfactory growth.

Appletiser

Appletiser had a very successful year with strong growth in volumes and a pleasing increase in trading profit.

Good volume growth was achieved in South Africa, where the Appletiser brand has been repositioned and additional resources committed to both sales and brand marketing activities. Double-digit volume growth was achieved in international markets.

Distell

The group's 30% equity accounted interest in the listed associate, Distell, delivered a much improved operating performance in spite of a decline in sales volumes, as greater emphasis on product profitability in the domestic market was reflected in a favourable sales mix at improved margins. Rand weakness helped to enhance export earnings and attributable adjusted earnings, after reorganisation costs, were up nearly 40% in local currency terms.

The Competition Commission enquiry into the 1 July 2000 merger between SFW and Distillers is nearing resolution and Distell management are hopeful of a satisfactory outcome.

Hotels and Gaming

Financial summary	2002 US$m	2001 US$m	% change US$	R
Turnover	**164**	206	(20)	5
Trading profit (see note)	**28**	25	12	53
Operating and EBITA margin (%)	**17.4**	12.1		
"Revpar"	***R232.80***	*R205.70*		13

Note: Adjusting for the write-off of pre-opening expenses and other non-recurring items, including the impairment of Monyaka, taking account of the disposal of Southern Sun's 20% interest in Sun International in the prior year, trading profit for the year would have been US$30 million (2001:US$30 million) on turnover of US$164 million (2001:US$189 million).

Hotel division continued to manage proactively both its portfolio and cost structures in response to market conditions. Trading in the fourth quarter was encouraging, leading to an annual average occupancy of 65.7% (2001: 65.4%). Revpar increased by 13.2% to R232.80. Portfolio changes included the disposal of the Sunnyside Park Hotel and the termination of leases for the Oudtshoorn and Wilderness Garden Courts. The Cape Sun Inter-Continental was rebranded a Holiday Inn and the 157 room Dar-es-Salaam Holiday Inn opened to strong trading.

Tsogo Sun operations at the Montecasino complex reported encouraging trading results especially in view of the highly competitive Gauteng gambling market. The Hemingways Casino and Hotel in East London was opened but trading to date has been somewhat disappointing. The Nelspruit and Witbank casinos traded in line with expectations and work has commenced on delivering the final aspects of the bid commitments for these two licenses.

In December 2001 the Gauteng Gambling Board awarded the previously disputed sixth license in the West Rand, to which award Tsogo Sun has launched a legal challenge. In Durban, Kwa-Zulu Natal, Tsogo Sun has resolved the legal challenge to its license award and as a consequence will have a reduced shareholding in the project but will retain management control. Building work for the first phase of this R1.4 billion development is in progress and trading should commence in December 2002.

Overall, trading profit in SA rand terms improved by 53.1% (12.0% in US dollars) as a result of the improved operating margins from 12.1% in 2001 to 17.4% in 2002. The outlook for the forthcoming year is positive. Strategic options for this investment continue to be investigated.

Financial review

Segmental analysis

As included in the interim results, segmental disclosures have been expanded to report SAB International in three distinct segments, including the recently acquired Central American interests.

Accounting for volumes

Reported volumes exclude equity accounted associates where the group exercises significant influence but primary responsibility for day to day management rests with others (such as Distell and Castel). In these cases the financial results of operations are equity accounted in terms of UK GAAP.

Profit before tax

Profit before tax, excluding exceptional items and goodwill amortisation, of US$668 million was up 0.4% on prior year, reflecting the impact of increased interest charges as the group borrowed to fund expansion and investment in the current year.

Exceptional items

SABI Europe recorded net exceptional items of US$8 million comprising brewery closure costs in Romania at Pitesti US$9 million and an impairment of Ursus US$10 million offset by a release of a prior period impairment provision in the Czech Republic (US$11 million).

Treasury

New borrowings included the US$328 million private bond placing and the US$600 million convertible bond. The combination of these new borrowings and the issuance of 64.7 million new shares in December 2001 have been utilised in the funding of acquisitions. Following these activities, the group's gearing increased at the year end to 40.8% from last year's 36.5%. Nevertheless, the group has substantial unutilised borrowing facilities.

Interest

Net interest rose sharply as the group borrowed to fund new acquisitions and, at US$98 million, was up on the prior year's US$54 million. Interest cover is still satisfactory at more than 7.0 times.

Taxation

The year under review saw an increase in the group's effective tax rate, to 31.2%, from last year's restated 29.3%.

Goodwill

Intangible assets increased by US$937 million, due primarily to the inclusion of goodwill of US$930 million arising on the Central American acquisition in December 2001. Goodwill in ABI is considered to have an indefinite life (consistent with prior years), all other goodwill being amortised over 20 years. The attributable charge for the year under review rose to US$46 million from last year's US$20 million.

Cash flow

Net cash inflow from operating activities before working capital movement (EBITDA) rose to US$904 million, from last year's US$854 million. The ratio of EBITDA to group turnover showed further improvement to 24.3%.

Currency

During the financial year, the US dollar again demonstrated strength in international currency markets ending the financial year at R11.40 to the US dollar in South Africa. As a result the weighted average rand/dollar rate declined by 24.4% to R9.71 (compared with R7.34 last year). Dollar strength also negatively impacted certain of the operating currencies of our African businesses.

Dividend

The board has proposed an unchanged final dividend of US18.5 cents making a total of US25.0 cents per share for the year. Shareholders will be asked to ratify this proposal at the annual general meeting, scheduled for 31 July 2002. In the event that ratification takes place, the dividend will be payable on 6 August 2002 to shareholders on either register on 5 July 2002. The ex-dividend trading date, as stipulated by the LSE and JSE respectively will be 3 July 2002 on the London Stock Exchange and on 1 July 2002 on the JSE Securities Exchange South Africa. As the group reports primarily in US dollars, dividends are declared in US dollars. They are payable in sterling to shareholders on the UK section of the register and in South African rand to shareholders on the RSA section of the register. The rates of exchange applicable on 24 May 2002, being the last practical date before the declaration date, will be used for conversion ($/£ = 1.4575 and R/$ = 10.0500), resulting in an equivalent final dividend of

UK 12.6930 pence per share for UK shareholders and SA 185.9250 cents per share for RSA shareholders. The equivalent total dividend for the year for UK shareholders is UK 17.2931 pence (2001: UK 17.6309 pence) and for RSA shareholders is SA 250.6000 cents (2001: SA 197.3663 cents).

Annual report and accounts

The group's unaudited summarised financial statements and certain significant explanatory notes follow. The annual report will be mailed to shareholders early in July 2002 and the annual general meeting of the company will be held at 11h00 on 31 July 2002.

South African Breweries plc
Consolidated profit and loss accounts
For the years ended 31 March

	Notes	2002 Unaudited US$m	2001 Restated US$m	2002 Unaudited Rm	2001 Restated Rm
Turnover (including share of associates' turnover)	2	**4,364**	4,184	**42,373**	30,689
Less: share of associates' turnover		**(647)**	(560)	**(6,276)**	(4,105)
Group turnover	2	**3,717**	3,624	**36,097**	26,584
Net operating costs	3	**(3,098)**	(2,987)	**(30,090)**	(21,913)
Group operating profit		**619**	637	**6,007**	4,671
Share of operating profit of associates	2	**85**	63	**828**	461
Profit on ordinary activities before interest and taxation		**704**	700	**6,835**	5,132
Net interest payable		**(98)**	(54)	**(956)**	(395)
Group		**(83)**	(43)	**(810)**	(313)
Associates		**(15)**	(11)	**(146)**	(82)
Profit on ordinary activities before taxation		**606**	646	**5,879**	4,737
Taxation on profit on ordinary activities	5	**(208)**	(195)	**(2,021)**	(1,430)
Profit on ordinary activities after taxation		**398**	451	**3,858**	3,307
Equity minority interests		**(105)**	(99)	**(1,020)**	(729)
Profit for the financial year		**293**	352	**2,838**	2,578
Dividends		**(187)**	(174)	**(1,813)**	(1,279)
Retained profit		**106**	178	**1,025**	1,299
Basic earnings per ordinary share (US/SA cents)	6	**40.7**	50.4	**395.0**	369.8
Adjusted basic earnings per ordinary share (US/SA cents)	6	**48.7**	53.3	**472.5**	390.9
Diluted earnings per ordinary share (US/SA cents)	6	**40.3**	50.3	**390.9**	368.7
Adjusted diluted earnings per ordinary share (US/SA cents)	6	**47.7**	53.1	**463.6**	389.7
Dividends per ordinary share (US cents)		**25.0**	25.0		

South African Breweries plc
Consolidated balance sheets
at 31 March

	Notes	2002 Unaudited US$m	2001 Restated US$m	2002 Unaudited Rm	2001 Restated Rm
Fixed assets					
Intangible assets	7	**1,804**	867	**20,570**	6,938
Tangible assets		**1,858**	1,784	**21,180**	14,268
Investments		**1,096**	1,016	**12,488**	8,126
Investments in associates		**462**	364	**5,263**	2,912
Other fixed asset investments		**634**	652	**7,225**	5,214
		4,758	3,667	**54,238**	29,332
Current assets					
Stock		**238**	205	**2,714**	1,637
Debtors		**405**	309	**4,611**	2,472
Investments	10	**45**	53	**514**	422
Cash at bank and in hand	10	**245**	165	**2,793**	1,324
		933	732	**10,632**	5,855
Creditors—amounts falling due within one year		**(1,160)**	(1,064)	**(13,217)**	(8,514)
Interest bearing	10	**(240)**	(206)	**(2,736)**	(1,651)
Other		**(920)**	(858)	**(10,481)**	(6,863)
Net current liabilities		**(227)**	(332)	**(2,585)**	(2,659)
Total assets less current liabilities		**4,531**	3,335	**51,653**	26,673
Creditors—amounts falling due after one year		**(1,311)**	(854)	**(14,950)**	(6,828)
Interest bearing	10	**(1,295)**	(847)	**(14,761)**	(6,778)
Other		**(16)**	(7)	**(189)**	(50)
Provisions for liabilities and charges	8	**(166)**	(189)	**(1,887)**	(1,512)
Net assets		**3,054**	2,292	**34,816**	18,333
Shareholders' funds		**2,309**	2,006	**26,323**	16,051
Equity minority interests		**745**	286	**8,493**	2,282
Capital employed		**3,054**	2,292	**34,816**	18,333

South African Breweries plc
Consolidated Cash Flow Statements
For the years ended 31 March

	Notes	2002 Unaudited US$m	2001 Restated US$m	2002 Unaudited Rm	2001 Restated Rm
Net cash inflow from operating activities	9	**975**	859	**9,463**	6,298
Dividends received from associates		**13**	15	**122**	107
Returns on investments and servicing of finance					
Interest received		**35**	36	**339**	267
Interest paid		**(112)**	(74)	**(1,082)**	(543)
Interest element of finance lease rental payments		**—**	(2)	**(1)**	(12)
Dividends received from other investments		**2**	3	**23**	25
Dividends paid to minority interests		**(96)**	(71)	**(935)**	(524)
Net cash outflow from returns on investments and servicing of finance		**(171)**	(108)	**(1,656)**	(787)
Taxation paid		**(179)**	(179)	**(1,738)**	(1,310)
Capital expenditure and financial investments					
Purchase of tangible fixed assets		**(266)**	(350)	**(2,583)**	(2,566)
Sale of tangible fixed assets		**16**	19	**157**	136
Purchase of investments		**(61)**	(15)	**(589)**	(110)
Sale of investments		**12**	22	**113**	161
Net cash outflow for capital expenditure and financial investments		**(299)**	(324)	**(2,902)**	(2,379)
Acquisitions and disposals					
Purchase of subsidiary undertakings	11	**(672)**	(4)	**(6,524)**	(33)
Sale of subsidiary undertakings		**1**	9	**9**	66
Net cash disposed with subsidiary undertakings		**—**	(1)	**—**	(5)
Net overdraft acquired with subsidiary undertakings		**(2)**	—	**(16)**	—
Purchase of shares from minorities	11	**(32)**	(453)	**(317)**	(3,323)
Settlement of deferred creditor (PU)		**—**	(230)	**—**	(1,680)
Purchase of shares in associates		**(57)**	(42)	**(553)**	(312)
Net funding to associates		**(6)**	(38)	**(58)**	(278)
Sale of associate		**—**	59	**—**	431
Net cash outflow for acquisitions and disposals		**(768)**	(700)	**(7,459)**	(5,134)
Dividends paid to ordinary shareholders		**(173)**	(177)	**(1,683)**	(1,300)
Management of liquid resources					
Sale of short-term liquid instruments		**12**	50	**119**	365
Cash withdrawn from short-term deposits		**7**	14	**69**	106
Net cash inflow from management of liquid resources	10	**19**	64	**188**	471
Financing					
Issue of shares		**401**	3	**3,901**	23
Issue of shares to minorities		**1**	1	**9**	5
New loans raised	10	**1,189**	741	**11,544**	5,433
Repayment of loans	10	**(892)**	(254)	**(8,664)**	(1,860)
Net cash inflow from financing		**699**	491	**6,790**	3,601
Increase/(decrease) in cash in the year	10	**116**	(59)	**1,125**	(433)

South African Breweries plc
Consolidated Statements of Total Recognised Gains and Losses
For the years ended 31 March

	2002 Unaudited US$m	2001 Restated US$m	2002 Unaudited Rm	2001 Restated Rm
Profit for the financial year	**293**	352	**2,838**	2,578
Currency translation differences on foreign currency net investments	**(212)**	(226)	**5,271**	1,404
Share of movements in reserves of associates	**—**	1	**(4)**	6
Other movements	**8**	(7)	**79**	(46)
Total recognised gains and losses for the year	**89**	120	**8,184**	3,942

Consolidated Reconciliation of Movements in Shareholders' Funds
For the years ended 31 March

	2002 Unaudited US$m	2001 Restated US$m	2002 Unaudited Rm	2001 Restated Rm
Profit for the financial year	**293**	352	**2,838**	2,578
Other recognised gains and losses relating to the year (net)	**(204)**	(232)	**5,346**	1,364
Dividends declared by SAB plc *	**(187)**	(174)	**(1,813)**	(1,279)
Issue of shares to SAB shareholders	**401**	3	**3,901**	23
Net increase/(decrease) in shareholders' funds	**303**	(51)	**10,272**	2,686
Shareholders' funds at start of year	**2,006**	2,057	**16,051**	13,365
Shareholders' funds at the start of year as previously reported	**2,006**	2,161	**16,051**	14,042
Prior year adjustment in respect of deferred taxation	**—**	(104)	**—**	(677)
Shareholders' funds at end of year	**2,309**	2,006	**26,323**	16,051

* *Dividends received on shares held by Safari Limited netted off.*

The amount of cumulative goodwill in respect of purchased subsidiary and associated undertakings which has been set off against shareholders' funds prior to 31 March 1998 was US$151 million (R1,718 million) at 31 March 2002 (2001: US$172 million (R1,375 million)).

NOTES TO THE FINANCIAL STATEMENTS

1. Basis of preparation

The consolidated financial statements present the financial record for the years ended 31 March 2002 and 31 March 2001.

Financial information in respect of South African businesses are reported in South African rand as this was the dominant functional currency of The South African Breweries Limited (SAB Limited) group prior to its reconstruction and listing on the London Stock Exchange on 8 March 1999. The subsidiary and associated undertakings that comprise the SAB International businesses operate in the local currency of the country in which they are based. From a functional perspective, the group regards these operations as being US dollar-based as the transactions of these entities are, insofar as is possible, evaluated in US dollars. In management accounting terms these companies report in US dollars.

The directors of the company regard the US dollar as the functional currency of the group, being the most representative currency of its operations. However, as a result of the large number of South African shareholders, the consolidated financial statements continue to be presented in both rand and US dollars. The exchange rates of rand to US dollars used in preparing the consolidated financial statements were as follows:

	Weighted average rate	Closing rate
Year ended 31 March 2001	7.34	8.00
Year ended 31 March 2002	9.71	11.40

The weighted average exchange rates have been calculated based on an average of the exchange rates prevailing at each month end during the relevant year and weighted according to the turnover of the group's businesses.

In accordance with s240 of the Companies Act, 1985, as amended, the above statements do not set out the full group financial statements of SAB plc and its subsidiary undertakings. Group financial statements for 2002 will be delivered to the Registrar of Companies in due course. The board of directors approved this financial information on 30 May 2002. The financial information for the year ended 31 March 2001 does not comprise statutory accounts but has been extracted from the statutory accounts for that year, which have been delivered to the Registrar of Companies, adjusted for a change in the accounting policy for deferred taxation. The auditors' report was unqualified and did not contain a statement made under s237(2) or (3) of the Companies Act, 1985.

Safari Limited

On 27 September 1999, it was announced that SAB would purchase 10% of its own shares via a special purpose vehicle (Safari Limited) established and financed by South African Breweries International (Finance) BV, a wholly-owned overseas subsidiary of SAB. The purchase by Safari Limited was at an initial price of R44.05 per share representing a total cost of R3,408 million (US$560 million). In terms of the agreement, a top up payment of R5.95 per share, representing a total cost of R460 million (US$58 million) was made to the selling shareholders on 3 April 2001. SAB shares acquired by Safari Limited remain in issue and provide additional flexibility in the financing of future acquisitions by the SAB group.

Supplementary information

The accompanying supplementary information, which is unaudited, presents the profit and loss accounts and cash flow statements of the SAB plc group for the second six month period of the years ended 31 March 2002 and 31 March 2001.

Accounting policies

These preliminary financial statements should be read in conjunction with the annual financial statements and the accounting policies laid down therein (which will be distributed in early July 2002). They have been prepared under the historical cost convention in accordance with accounting standards applicable in the United Kingdom (UK GAAP), and, with the exception of deferred taxation, all have been applied consistently throughout the current and preceding year, as set out in the annual report for the year ended 31 March 2001.

In December 2000 the Accounting Standards Board published FRS19 (Deferred tax), which requires a form of "full" provision for accounting for deferred tax (called the "incremental liability" approach) that replaces the "partial' provision method as used by SAB plc. The results reflect the adoption of the "full" provision approach. The cumulative cost of recognising the unprovided liability relating to previous years has been recognised in the accounts as a prior year adjustment and comparative figures for 2001 have been restated. The effect of this change in accounting policy is as follows:

	Year ended 31 March 2001 Unaudited US$m	Year ended 31 March 2001 Unaudited Rm
Increase in deferred taxation provision and decrease in shareholders' funds at start of the year	(104)	(677)
Effect on profit for the financial year	(7)	(57)
Increase in tax charge	(9)	(64)
Decrease in equity minority interest	2	7
Decrease/(increase) in currency translation differences	19	(6)
Increase in other movements	(2)	(10)
Decrease in shareholders' funds at end of year	(94)	(750)

2. Segmental analysis

	Note	Turnover 2002 Unaudited US$m	Turnover 2001 Restated US$m	Operating profit 2002 Unaudited US$m	Operating profit 2001 Restated US$m	Operating margin 2002 Unaudited %	Operating margin 2001 Restated %
Business segment analysis							
SABI Europe		**1,280**	1,097	**168**	130	**13.1**	11.9
SABI Africa and Asia		**946**	700	**162**	130	**17.2**	18.5
Associates' share		**(367)**	(206)	**(51)**	(23)	**13.8**	11.3
		579	494	**111**	107	**19.3**	21.5
SABI Central America		**186**	—	**7**	—	**3.5**	—
Beer South Africa		**1,112**	1,365	**287**	343	**25.8**	25.2
Other Beverage Interests		**676**	816	**95**	106	**14.0**	13.0
Associates' share		**(212)**	(264)	**(19)**	(24)	**9.0**	9.1
		464	552	**76**	82	**16.3**	14.8
Hotels and Gaming		**164**	206	**28**	25	**17.4**	12.1
Associates' share		**(68)**	(90)	**(15)**	(16)	**22.5**	17.2
		96	116	**13**	9	**13.7**	7.8
Central Administration		—	—	**(35)**	(34)	—	—
Group — excluding exceptional items		**4,364**	4,184	**712**	700	**16.3**	16.7
Associates' share		**(647)**	(560)	**(85)**	(63)	**13.2**	11.2
		3,717	3,624	**627**	637	**16.9**	17.6
Exceptional items	4						
SABI Europe		—	—	**(8)**	—	—	—
Group — including exceptional items		**4,364**	4,184	**704**	700	**16.1**	16.7
Associates' share		**(647)**	(560)	**(85)**	(63)	**13.2**	11.2
		3,717	3,624	**619**	637	**16.6**	17.6
Geographical market analysis							
Europe		**1,280**	1,097	**139**	104		
Rest of Africa and Asia		**967**	710	**169**	136		
Associates' share		**(367)**	(206)	**(51)**	(23)		
		600	504	**118**	113		
Central America		**186**	—	**7**	—		
South Africa		**1,931**	2,377	**397**	460		
Associates' share		**(280)**	(354)	**(34)**	(40)		
		1,651	2,023	**363**	420		
Exceptional items	4						
Europe		—	—	**(8)**	—		
Group — including exceptional items		**4,364**	4,184	**704**	700		
Associates' share		**(647)**	(560)	**(85)**	(63)		
		3,717	3,624	**619**	637		

Analyses by business are based on the group's management structure. There is no material difference between the source and the destination of turnover. Turnover between segments is immaterial.

2. Segmental analysis (continued)

	Note	Net operating assets 2002 Unaudited US$m	Net operating assets 2001 Restated US$m	EBITA 2002 Unaudited US$m	EBITA 2001 Restated US$m	EBITA margin 2002 Unaudited %	EBITA margin 2001 Restated %
Business segment analysis							
SABI Europe		**1,253**	1,091	**198**	148	**15.5**	13.5
SABI Africa and Asia		**728**	472	**171**	132	**18.1**	18.9
Associates' share		**(306)**	(162)	**(54)**	(23)	**14.6**	11.3
		422	310	**117**	109	**20.3**	22.1
SABI Central America		**1,135**	—	**22**	—	**11.9**	—
Beer South Africa		**263**	415	**287**	343	**25.8**	25.2
Other Beverage Interests		**355**	520	**95**	106	**14.0**	13.0
Associates' share		**(74)**	(103)	**(19)**	(24)	**9.0**	9.1
		281	417	**76**	82	**16.3**	14.8
Hotels and Gaming		**140**	159	**28**	25	**17.4**	12.1
Associates' share		**(82)**	(100)	**(15)**	(16)	**22.5**	17.2
		58	59	**13**	9	**13.7**	7.8
Central Administration		**(193)**	(148)	**(35)**	(34)	—	—
Group — excluding exceptional items		**3,681**	2,509	**766**	720	**17.6**	17.2
Associates' share		**(462)**	(365)	**(88)**	(63)	**13.6**	11.2
		3,219	2,144	**678**	657	**18.3**	18.1
Exceptional items	4						
SABI Europe		—	—	**(8)**	—	—	—
Group — including exceptional items		**3,681**	2,509	**758**	720	**17.4**	17.2
Associates' share		**(462)**	(365)	**(88)**	(63)	**13.6**	11.2
		3,219	2,144	**670**	657	**18.0**	18.1
Geographical market analysis							
Europe		**1,078**	959	**170**	121		
Rest of Africa and Asia		**762**	498	**177**	139		
Associates' share		**(306)**	(162)	**(54)**	(23)		
		456	336	**123**	116		
Central America		**1,135**	—	**22**	—		
South Africa		**706**	1,052	**397**	460		
Associates' share		**(156)**	(203)	**(34)**	(40)		
		550	849	**363**	420		
Exceptional items	4						
Europe		—	—	**(8)**	—		
Group — including exceptional items		**3,681**	2,509	**758**	720		
Associates' share		**(462)**	(365)	**(88)**	(63)		
		3,219	2,144	**670**	657		

2. Segmental analysis (continued)

	Note	Turnover 2002 Unaudited Rm	Turnover 2001 Restated Rm	Operating profit 2002 Unaudited Rm	Operating profit 2001 Restated Rm	Operating margin 2002 Unaudited %	Operating margin 2001 Restated %
Business segment analysis							
SABI Europe		**12,432**	8,045	**1,631**	958	**13.1**	11.9
SABI Africa and Asia		**9,180**	5,135	**1,579**	951	**17.2**	18.5
Associates' share		**(3,564)**	(1,508)	**(493)**	(171)	**13.8**	11.3
		5,616	3,627	**1,086**	780	**19.3**	21.5
SABI Central America		**1,809**	—	**64**	—	**3.5**	—
Beer South Africa		**10,797**	10,014	**2,785**	2,520	**25.8**	25.2
Other Beverage Interests		**6,565**	5,986	**920**	774	**14.0**	13.0
Associates' share		**(2,053)**	(1,935)	**(186)**	(176)	**9.0**	9.1
		4,512	4,051	**734**	598	**16.3**	14.8
Hotels and Gaming		**1,590**	1,509	**276**	180	**17.4**	12.1
Associates' share		**(659)**	(662)	**(149)**	(114)	**22.5**	17.2
		931	847	**127**	66	**13.7**	7.8
Central Administration		**—**	—	**(338)**	(251)	**—**	—
Group — excluding exceptional items		**42,373**	30,689	**6,917**	5,132	**16.3**	16.7
Associates' share		**(6,276)**	(4,105)	**(828)**	(461)	**13.2**	11.2
		36,097	26,584	**6,089**	4,671	**16.9**	17.6
Exceptional items	4						
SABI Europe		**—**	—	**(82)**	—	**—**	—
Group — including exceptional items		**42,373**	30,689	**6,835**	5,132	**16.1**	16.7
Associates' share		**(6,276)**	(4,105)	**(828)**	(461)	**13.2**	11.2
		36,097	26,584	**6,007**	4,671	**16.6**	17.6
Geographical market analysis							
Europe		**12,432**	8,045	**1,356**	759		
Rest of Africa and Asia		**9,385**	5,207	**1,637**	1,003		
Associates' share		**(3,564)**	(1,508)	**(493)**	(171)		
		5,821	3,699	**1,144**	832		
Central America		**1,809**	—	**64**	—		
South Africa		**18,747**	17,437	**3,860**	3,370		
Associates' share		**(2,712)**	(2,597)	**(335)**	(290)		
Exceptional items	4						
		16,035	14,840	**3,525**	3,080		
Europe		**—**	—	**(82)**	—		
Group — including exceptional items		**42,373**	30,689	**6,835**	5,132		
Associates' share		**(6,276)**	(4,105)	**(828)**	(461)		
		36,097	26,584	**6,007**	4,671		

Analyses by business are based on the group's management structure. There is no material difference between the source and the destination of turnover. Turnover between segments is immaterial.

2. Segmental analysis (continued)

	Note	Net operating assets 2002 Unaudited Rm	Net operating assets 2001 Restated Rm	EBITA 2002 Unaudited Rm	EBITA 2001 Restated Rm	EBITA margin 2002 Unaudited %	EBITA margin 2001 Restated %
Business segment analysis							
SABI Europe		**14,281**	8,726	**1,926**	1,083	**15.5**	13.5
SABI Africa and Asia		**8,297**	3,771	**1,658**	970	**18.1**	18.9
Associates' share		**(3,492)**	(1,302)	**(519)**	(171)	**14.6**	11.3
		4,805	2,469	**1,139**	799	**20.3**	22.1
SABI Central America		**12,942**	—	**215**	—	**11.9**	—
Beer South Africa		**2,998**	3,327	**2,785**	2,520	**25.8**	25.2
Other Beverage Interests		**4,043**	4,155	**920**	774	**14.0**	13.0
Associates' share		**(848)**	(821)	**(186)**	(176)	**9.0**	9.1
		3,195	3,334	**734**	598	**16.3**	14.8
Hotels and Gaming		**1,602**	1,275	**276**	180	**17.4**	12.1
Associates' share		**(931)**	(799)	**(149)**	(114)	**22.5**	17.2
		671	476	**127**	66	**13.7**	7.8
Central Administration		**(2,204)**	(1,182)	**(338)**	(251)	**—**	—
Group — excluding exceptional items		**41,959**	20,072	**7,442**	5,276	**17.6**	17.2
Associates' share		**(5,271)**	(2,922)	**(854)**	(461)	**13.6**	11.2
		36,688	17,150	**6,588**	4,815	**18.3**	18.1
Exceptional items	4						
SABI Europe		**—**	—	**(82)**	—	**—**	—
Group — including exceptional items		**41,959**	20,072	**7,360**	5,276	**17.4**	17.2
Associates' share		**(5,271)**	(2,922)	**(854)**	(461)	**13.6**	11.2
		36,688	17,150	**6,506**	4,815	**18.0**	18.1
Geographical market analysis							
Europe		**12,284**	7,669	**1,651**	885		
Rest of Africa and Asia		**8,681**	3,985	**1,716**	1,021		
Associates' share		**(3,492)**	(1,302)	**(519)**	(171)		
		5,189	2,683	**1,197**	850		
Central America		**12,942**	—	**215**	—		
South Africa		**8,052**	8,418	**3,860**	3,370		
Associates' share		**(1,779)**	(1,620)	**(335)**	(290)		
		6,273	6,798	**3,525**	3,080		
Exceptional items	4						
Europe		**—**	—	**(82)**	—		
Group — including exceptional items		**41,959**	20,072	**7,360**	5,276		
Associates' share		**(5,271)**	(2,922)	**(854)**	(461)		
		36,688	17,150	**6,506**	4,815		

3. Net operating costs

	2002 Unaudited US$m	2001 Restated US$m	2002 Unaudited Rm	2001 Restated Rm
Raw materials and consumable stores	**1,096**	983	**10,642**	7,208
Changes in stock of finished goods and work in progress	**(6)**	(9)	**(57)**	(68)
Excise duties	**686**	684	**6,664**	5,021
Employee costs	**439**	426	**4,263**	3,128
Depreciation of tangible fixed assets				
owned assets	**170**	160	**1,655**	1,171
leased assets	**6**	7	**54**	52
containers	**34**	34	**330**	249
Container breakages and shrinkage	**10**	11	**100**	78
Amortisation of intangible assets	**51**	20	**499**	147
Other operating income	**(78)**	(57)	**(760)**	(414)
Other operating charges	**682**	727	**6,618**	5,338
Brewery closure costs	**9**	—	**88**	—
Impairment costs	**10**	—	**102**	—
Reversal of impairment provision	**(11)**	—	**(108)**	—
Impairment of Monyaka	**—**	6	**—**	41
Profit on disposal of Sun International	**—**	(5)	**—**	(38)
	3,098	2,987	**30,090**	21,913

4. Exceptional items

The following exceptional items were incurred by the group during the years ended 31 March:

	2002 Unaudited US$m	2001 Restated US$m	2002 Unaudited Rm	2001 Restated Rm
Recognised in operating profit:				
SABI Europe				
Brewery closure costs in Pitesti (Romania)	**(9)**	—	**(88)**	—
Asset impairment provision in Ursus (Romania)	**(10)**	—	**(102)**	—
Reversal of asset impairment provision in Velke Popovice (Czech)	**11**	—	**108**	—
	(8)	—	**(82)**	—
Minority interests' share of the above items	**1**	—	**6**	—

Following SAB's recent acquisition of Bere Timisoreana, an operating review resulted in management announcing, in March 2002, the rationalisation of the Pitesti brewery and a fair value adjustment/impairment of the Ursus brewery, ahead of merging the two legal entities. Closure costs and asset impairment total US$19 million (R190 million).

The PU group (Czech) has reversed an impairment provision of US$11 million (R108 million) in respect of Velke Popovice, made at the date of acquisition. The reversal has been occasioned by more resilient than expected volumes, and therefore improved capacity utilisation, at the brewery following national integration of the three subsidiaries in the country.

5. Taxation on profit on ordinary activities

	2002 Unaudited US$m	2001 Restated US$m	2002 Unaudited Rm	2001 Restated Rm
Current taxation	**173**	167	**1,679**	1,229
—Charge for the year	**174**	159	**1,690**	1,169
—(Over)/under provision in respect of prior year	**(1)**	8	**(11)**	60
Deferred taxation	**4**	5	**36**	33
—Charge for the year	**3**	5	**26**	33
—Charge for the prior year	**1**	—	**13**	—
—Rate change	**—**	—	**(3)**	—
Withholding taxes and secondary taxation on companies	**10**	10	**105**	75
Share of associates' taxation charge	**21**	13	**201**	93
	208	195	**2,021**	1,430
Effective tax rate, before goodwill amortisation and exceptional items (%)	**31.2**	29.3		
Tax rate reconciliation				
Profit before taxation	**606**	646	**5,879**	4,737
Tax charge at standard rate of 30%(1)	**182**	194	**1,764**	1,421
Exempt income	**(18)**	(20)	**(176)**	(148)
Other incentive allowances	**(8)**	(16)	**(79)**	(123)
Tax losses utilised	**(5)**	(9)	**(56)**	(66)
Goodwill amortisation	**14**	5	**139**	39
Disallowable expenses	**20**	29	**195**	213
Tax losses created	**16**	7	**156**	52
Withholding taxes and secondary taxation on companies	**10**	10	**105**	75
Foreign tax rate differential	**(10)**	(17)	**(98)**	(128)
Charges relating to prior years	**—**	8	**2**	60
Tax on gross dividends received	**6**	177	**63**	1,301
Double tax relief	**(6)**	(172)	**(63)**	(1,260)
Other reconciling items	**7**	(1)	**69**	(6)
Tax charge	**208**	195	**2,021**	1,430

(1) The corporate tax rate in the United Kingdom, SAB plc's country of primary listing is 30% (2001:30%).

6. Earnings per share

	2002 Unaudited US$m	2001 Restated US$m	2002 Unaudited Rm	2001 Restated Rm
Basic earnings per ordinary share	**40.7**	50.4	**395.0**	369.8
Adjusted basic earnings per ordinary share	**48.7**	53.3	**472.5**	390.9
Diluted earnings per ordinary share	**40.3**	50.3	**390.9**	368.7
Adjusted diluted earnings per ordinary share	**47.7**	53.1	**463.6**	389.7

6. **Earnings per share** (continued)

The calculation of basic earnings per ordinary share has been based on the profit for the financial year as shown below, and on a weighted average number of shares in issue of 718,504,170 (2001: 697,115,210).

At 31 March 2002 there were 10,085,000 share purchase options outstanding under the SAB Limited Executive Share Purchase Scheme, 3,646,278 share purchase options outstanding under SAB plc Executive Share Purchase Scheme and 687,384 shares which have been awarded conditionally under the SAB Executive Performance Share Awards Scheme which have not yet vested. The calculation of diluted earnings per share is based on: a weighted average number of shares in issue of 766,644,698, after adjusting for 48,140,528 weighted potentially dilutive ordinary shares arising from the share options and the guaranteed convertible bond; and the profit for the financial year as shown below, adjusted for an interest saving of US$16 million, on the 4.25% guaranteed convertible bond. The average share price of SAB plc since the beginning of the financial year, used in determining the number of potentially dilutive ordinary shares, is US$6.67, compared with an average strike price on the outstanding options of US$4.84.

The group has also presented an adjusted earnings per share figure to exclude the impact of amortisation and other non-recurring items in order to present a more meaningful comparison for the years shown in the consolidated financial statements. Adjusted earnings per share has been based on adjusted headline earnings for each financial year and on the same number of weighted average ordinary shares in issue as the basic earnings per share calculation. Headline earnings per share has been calculated in accordance with the Institute of Investment Management and Research ("IIMR")'s Statement of Investment Practice No. 1 entitled "The Definition of Headline Earnings". The adjustments made to arrive at headline earnings and adjusted earnings are as follows:

	2002 Unaudited US$m	2001 Restated US$m	**2002 Unaudited Rm**	2001 Restated Rm
Profit for the financial year	**293**	352	**2,838**	2,578
Amortisation of goodwill	**46**	20	**450**	144
Impairment of Monyaka	—	6	—	41
Profit on sale of Sun International	—	(5)	—	(38)
Brewery closure costs in Pitesti (Romania)	**8**	—	**83**	—
Asset impairment provision in Ursus (Romania)	**10**	—	**97**	—
Reversal of asset impairment provision in Velke Popovice (Czech)	**(9)**	—	**(92)**	—
Impairment costs in Africa	**1**	—	**12**	—
Profit on sale of fixed assets and investments	**(3)**	(4)	**(36)**	(22)
Headline earnings (basic)	**346**	369	**3,352**	2,703
Reorganisation costs(1)	**4**	3	**43**	23
Adjusted earnings	**350**	372	**3,395**	2,726

Note: All adjustments are stated after impacts of taxation and minority interests.

(1) Comprises reorganisation costs of Distell Group Limited and SABI Central America in the current year.

7. Intangible assets

	Trademarks US$m	Goodwill US$m	Total US$m	Trademarks US$m	Goodwill US$m	Total US$m
Net book amount						
At 31 March 2001 (audited)	2	865	867	16	6,922	6,938
At 31 March 2002 (unaudited)	**1**	**1,803**	**1,804**	**8**	**20,562**	**20,570**

The goodwill balance of US$1,803 million (R20,562 million) at the end of the year includes US$1,026 million (R9,964 million) due to acquisition activities. Operations acquired in Central America resulted in US$930 million (R9,031 million) new goodwill and other acquisitions within the Africa and Asia and Europe segments added US$96 million (R933 million) to that.

Goodwill arising from the acquisitions in SAB International is being amortised over 20 years. The directors believe that the purchased goodwill in respect of the further acquisition of equity in ABI has an indefinite life. This is consistent with the treatment of goodwill that arose on the acquisition of Suncrush, which was acquired on 8 June 1998. The directors consider the goodwill to be supported by the existence of bottlers' agreements with Coca-Cola (Southern Africa) (Proprietary) Limited (CCSA). ABI has similar bottlers' agreements in respect of other regions within South Africa. These bottlers' agreements, which are based on the Coca-Cola system, establish performance obligations as to production, distribution and marketing arrangements to maximise long-term growth in volume, cash flow and shareholder value of the bottler company. The Coca-Cola system came into being during 1899 and has had a consistent history of growth and success since that date.

The Suncrush agreements with CCSA were established in 1955 and have been in place since then. The current agreements are for a period of ten years, with an extension of five years, expiring on 30 September 2007 and contain provisions for renewal at no cost. ABI has had similar agreements since 1976 and they have always been renewed prior to expiry. In the view of the directors, the bottlers' agreements reflect a long and ongoing relationship between the respective managements of ABI and CCSA.

The directors have given due consideration to financial forecasts in respect of the ABI business, the history of dealings of ABI with CCSA and the established international practice of The Coca-Cola Company in relation to its bottlers' agreements. In light of the above factors, the directors believe that the Suncrush agreements will continue to be renewed at the end of their legal expiry dates and the commercial value of the Coca-Cola product will be maintained. Accordingly, the directors are of the view that the goodwill, as underpinned by the bottlers' agreements, currently has an indefinite economic life. The directors have performed a review for impairment at 31 March 2002 and are of the opinion that no provision is required.

The amount of cumulative goodwill in respect of purchased subsidiary and associated undertakings which has been set off against shareholders' funds prior to 31 March 1998 was US$151 million (R1,718 million) at 31 March 2002 (2001: US$172 million (R1,375 million)).

8. Provisions for liabilities and charges

	Demerged entities US$m	Post-retirement benefits US$m	Other US$m	Deferred taxation US$m	Total US$m
At 31 March 2000 (audited)	44	29	40	25	138
Prior year adjustment for FRS19	—	—	—	110	110
Exchange adjustments	(8)	(3)	(3)	(23)	(37)
Charged to profit and loss account	—	4	3	5	12
Utilised in the year	(11)	(3)	(15)	—	(29)
Transfer to creditors	—	(5)	—	—	(5)
At 31 March 2001 (unaudited)	25	22	25	117	189
Exchange adjustments	(6)	(6)	(2)	(31)	(45)
Arising on the acquisition of subsidiary undertakings	—	—	9	11	20
Charged to profit and loss account	—	8	1	5	14
Utilised in the year	(5)	(3)	(5)	—	(13)
Transfer (to)/from creditors	—	(1)	2	—	1
At 31 March 2002 (unaudited)	**14**	**20**	**30**	**102**	**166**

	Demerged entities US$m	Post-retirement benefits US$m	Other US$m	Deferred taxation US$m	Total US$m
At 31 March 2000 (audited)	285	192	262	164	903
Prior year adjustment for FRS19	—	—	—	715	715
Exchange adjustments	—	15	25	20	60
Charged to profit and loss account	—	24	25	33	82
Utilised in the year	(82)	(19)	(112)	—	(213)
Transfer to creditors	—	(35)	—	—	(35)
At 31 March 2001 (unaudited)	203	177	200	932	1,512
Exchange adjustments	—	13	76	75	164
Arising on the acquisition of subsidiary undertakings	—	(3)	83	111	191
Charged to profit and loss account	—	72	10	48	130
Utilised in the year	(48)	(26)	(45)	—	(119)
Transfer (to)/from creditors	—	(11)	20	—	9
At 31 March 2002 (unaudited)	**155**	**222**	**344**	**1,166**	**1,887**

Demerged entities

During the year ended 31 March 1998, the group recognised a provision of US$117 million (R562 million) for the disposal of certain demerged entities in relation to equity injections which were not regarded as recoverable, as well as potential liabilities arising on warranties and the sale agreements. During the year ended 31 March 2002, US$5 million (R48 million) was further utilised in regard to the disposal of SAB Limited's remaining retail interests. The residual US$14 million (R155 million) relates mainly to the disposal of OK Bazaars (1929) Limited to Shoprite Holdings Limited ("Shoprite'). As disclosed in last year's annual report, a number of claims were made by Shoprite in relation to the valuation of the net assets of OK Bazaars at the time of the sale and for alleged breaches by SAB Limited of warranties contained in the sale agreements. These claims are being contested by SAB Limited and have

8. Provisions for liabilities and charges (continued)

been submitted for dispute resolution to independent accountants acting as experts and not as arbitrators. In March 2000 an opinion was received from the experts but subsequent to that year end Shoprite have instituted action against the independent experts and SAB indicating an intention to refute the expert opinion. While full provision for all claims has already been made on the basis of prudence, the actual outcome of the dispute cannot be estimated by the directors at this time. The further information ordinarily required by financial reporting standard 12—'Provisions, Contingent Liabilities and Contingent Assets'—has not been disclosed on the grounds that it can be expected to seriously prejudice the outcome of the dispute.

Post-retirement benefits

The provision for post-retirement benefits represents the provision for medical benefits for retired employees and their dependants in South Africa and pension provisions for retired employees in SABI Europe and SABI Africa and Asia. The principal assumptions on which these provisions are based will be disclosed in the group's annual report.

Other provisions

At 31 March 2002 the group retained US$30 million (R344 million) of other provisions. The principal individual components of this amount are as follows:

The group has recognised various provisions, totalling US$7 million (R82 million) at 31 March 2002, in relation to taxation exposures it believes may arise. The provisions principally relate to corporate taxation in respect of a number of group companies and are not individually significant. Any settlement in respect of these amounts will occur as and when the assessments are finalised with the respective tax authorities.

US$7 million (R83 million) of provisions in respect of outstanding litigation within various operations have been retained, none of which are expected to have adverse material consequences to the group.

Payroll related provisions of US$10 million (R118 million), include provisions amounting to US$4 million (R50 million) within SABI Central America and US$3 million (R35 million) within SABI Europe to comply with labour legislation relating to employee service terminations and rewards.

Deferred taxation

In December 2000 the Accounting Standards Board published FRS19 (Deferred tax), which requires a form of "full' provision for accounting for deferred tax (called "incremental liability" approach) that replaces the "partial' provision method as previously used by SAB plc. The results reflect the adoption of the "full' provision approach. The cumulative cost of recognising the unprovided liability relating to previous years has been recognised as a prior year

8. Provisions for liabilities and charges (continued)

adjustment and comparative figures for 2000 have been restated. Refer to the basis of preparation for further details of the change in accounting policy.

	2002 US$m	2001 US$m	2002 Rm	2001 Rm
Provision for deferred tax comprises:				
Fixed asset allowances	**133**	127	**1,512**	1,016
Prepayments	**(11)**	(3)	**(121)**	(23)
Excise duty in stock	**(4)**	4	**(50)**	29
Unrealised foreign exchange profits	**(9)**	—	**(96)**	—
Provisions	**(2)**	(12)	**(23)**	(94)
Other timing differences	**(5)**	1	**(56)**	4
	102	117	**1,166**	932
At beginning of year as previously reported	**117**	25	**932**	164
Prior year adjustment for FRS19	**—**	110	**—**	715
Arising on the acquisition of subsidiary undertakings	**11**	—	**111**	—
Exchange adjustments	**(31)**	(23)	**75**	20
Charged to profit and loss account	**5**	5	**48**	33
At end of year	**102**	117	**1,166**	932
Included within debtors is a deferred tax asset comprising:				
Provisions	**3**	—	**34**	—
Tax losses carried forward	**2**	—	**22**	—
	5	—	**56**	—
At beginning of year	**—**	—	**—**	—
Arising on the acquisition of subsidiary undertakings	**4**	—	**42**	—
Credited to profit and loss account	**1**	—	**14**	—
At end of year	**5**	—	**56**	—

This deferred tax asset is brought about by tax losses in the Czech operations and timing differences on provisions in Central America. Given both recent and forecast trading, the directors are of the opinion that the level of profits in the foreseeable future is more likely than not to be sufficient to record these assets.

9. Reconciliation of operating profit to net cash inflow from operating activities

	2002 Unaudited US$m	2001 Restated US$m	2002 Unaudited Rm	2001 Restated Rm
Operating profit	**619**	637	**6,007**	4,671
Depreciation				
tangible fixed assets	**176**	167	**1,709**	1,223
containers	**34**	34	**330**	249
Container breakages and shrinkage	**10**	11	**100**	78
Amortisation of intangible assets	**51**	20	**499**	147
Dividends received from other investments	**(2)**	(3)	**(23)**	(25)
Profit on sale of fixed assets	**(3)**	(6)	**(28)**	(47)
Brewery closure costs in Pitesti (Romania)	**8**	—	**79**	—
Asset impairment provision in Ursus (Romania)	**10**	—	**102**	—
Reversal of asset impairment provision in Velke Popovice (Czech)	**(11)**	—	**(108)**	—
Non-cash impairment of Monyaka	**—**	5	**—**	35
Profit on disposal of Sun International	**—**	(5)	**—**	(38)
Deferred income	**1**	(12)	**5**	(83)
Other non-cash movements	**11**	6	**106**	51
Net cash inflow from operating activities before working capital movements (EBITDA)	**904**	854	**8,778**	6,261
Increase in stock	**(7)**	(15)	**(72)**	(107)
Increase in debtors	**(37)**	(42)	**(359)**	(312)
Increase in creditors	**115**	62	**1,116**	456
Net cash inflow from operating activities	**975**	859	**9,463**	6,298

10. Analysis of net debt

	Cash at bank and in hand US$m	Overdraft US$m	Total US$m	Funding due within one year US$m	Funding due after one year US$m	Finance leases due within one year US$m	Finance leases due after one year US$m	Total US$m	Liquid resources US$m	Net debt US$m
At 31 March 2000 (audited)	197	(49)	148	(252)	(260)	(7)	(34)	(553)	119	(286)
Cash flow	(11)	(48)	(59)	144	(595)	4	(40)	(487)	(64)	(610)
Disposals	—	—	—	—	—	—	2	2	—	2
Exchange adjustments	(21)	11	(10)	26	32	3	10	71	(2)	59
Change in maturity of net debt	—	—	—	(38)	38	—	—	—	—	—
Loan reclassification	—	—	—	21	8	(21)	(8)	—	—	—
At 31 March 2001 (audited)	165	(86)	79	(99)	(777)	(21)	(70)	(967)	53	(835)
Cash flow	105	11	116	133	(454)	17	7	(297)	(19)	(200)
Acquisitions (excluding cash and overdrafts)	—	—	—	(59)	(213)	—	—	(272)	11	(261)
Exchange adjustments	(25)	13	(12)	14	29	5	18	66	—	54
Change in maturity of net debt	—	—	—	(153)	153	(15)	15	—	—	—
Amortisation of loan costs	—	—	—	—	(3)	—	—	(3)	—	(3)
At 31 March 2002 (unaudited)	**245**	**(62)**	**183**	**(164)**	**(1,265)**	**(14)**	**(30)**	**(1,473)**	**45**	**(1,245)**

	Cash at bank and in hand Rm	Overdraft Rm	Total Rm	Funding due within one year Rm	Funding due after one year Rm	Finance leases due within one year Rm	Finance leases due after one year Rm	Total Rm	Liquid resources Rm	Net debt Rm
At 31 March 2000 (audited)	1,283	(320)	963	(1,648)	(1,700)	(42)	(223)	(3,613)	780	(1,870)
Cash flow	(79)	(354)	(433)	1,054	(4,365)	32	(294)	(3,573)	(471)	(4,477)
Disposals	—	2	2	—	—	—	13	13	—	15
Exchange adjustments	120	(13)	107	(76)	(491)	(4)	—	(571)	113	(351)
Change in maturity of net debt	—	—	—	(279)	279	(3)	3	—	—	—
Loan reclassification	—	—	—	151	58	(151)	(58)	—	—	—
At 31 March 2001 (audited)	1,324	(685)	639	(798)	(6,219)	(168)	(559)	(7,744)	422	(6,683)
Cash flow	1,019	106	1,125	1,290	(4,410)	172	68	(2,880)	(188)	(1,943)
Acquisitions (excluding cash and overdrafts)	—	—	—	(574)	(2,063)	(4)	—	(2,641)	115	(2,526)
Exchange adjustments	450	(130)	320	(306)	(3,183)	(6)	(3)	(3,498)	165	(3,013)
Change in maturity of net debt	—	—	—	(1,484)	1,484	(149)	149	—	—	—
Amortisation of loan costs	—	—	—	—	(25)	—	—	(25)	—	(25)
At 31 March 2002 (unaudited)	**2,793**	**(709)**	**2,084**	**(1,872)**	**(14,416)**	**(155)**	**(345)**	**(16,788)**	**514**	**(14,190)**

Note: Liquid resources comprise short-term deposits with banks, which mature within 12 months of the date of inception, and amounts invested in short-dated liquid instruments.

10. Analysis of net debt (continued)

The group's net debt is denominated in the following currencies:

	Denomination				Denomination			
	US dollars US$m	Rand U$m	Other currencies US$m	Total US$m	US dollars Rm	Rand Rm	Other currencies Rm	Total Rm
Gross borrowings (including overdrafts)	(562)	(330)	(161)	(1,053)	(4,496)	(2,637)	(1,296)	(8,429)
Cash at bank and liquid resources	88	31	99	218	707	247	792	1,746
Net debt at 31 March 2001 (audited)	(474)	(299)	(62)	(835)	(3,789)	(2,390)	(504)	(6,683)
Gross borrowings (including overdrafts)	(1,094)	(156)	(285)	(1,535)	(12,465)	(1,781)	(3,251)	(17,497)
Cash at bank and liquid resources	124	79	87	290	1,405	908	994	3,307
Net debt at 31 March 2002 (unaudited)	(970)	(77)	(198)	(1,245)	(11,060)	(873)	(2,257)	(14,190)

11. Acquisitions and disposals

All of the assets and liabilities relating to acquisitions have been accounted for on an acquisition basis.

For the year ended 31 March 2002:

The following table represents the assets and liabilities acquired for the year ended 31 March 2002, excluding the assets and liabilities relating to the acquisition of the Central America business which are separately disclosed below:

	Book value US$m	Fair value adjustments US$m	Fair value US$m	Book value Rm	Fair value adjustments Rm	Fair value Rm
Tangible fixed assets	87	7	94	849	65	914
Other investments	(4)	—	(4)	(41)	—	(41)
Stock	15	—	15	153	(4)	149
Debtors	16	(1)	15	153	(9)	144
Cash and cash equivalents	11	—	11	105	—	105
Creditors due within one year	(59)	—	(59)	(576)	2	(574)
Creditors due after one year	(4)	—	(4)	(28)	(2)	(30)
Provisions for liabilities and charges	(4)	(1)	(5)	(37)	(11)	(48)
	58	5	63	578	41	619
Minority interest	(13)	—	(13)	(130)	—	(130)
Net assets	45	5	50	448	41	489
Goodwill			96			933
Consideration			146			1,422

In accordance with the group's policy, the goodwill of US$96 million (R933 million) arising on consolidation has been stated in the group's balance sheet as an intangible asset.

11. Acquisitions and disposals (continued)

Total consideration is comprised as follows:

	US$m	Rm
Cash consideration	145	1,412
Deferred consideration creditor raised	1	10
Consideration per the above fair value table	146	1,422

Adjustments to align accounting policies and fair value adjustments comprise the following:

	US$m	Rm
Adjustments to align accounting policies		
Tangible fixed assets(1)	7	65
Stock(2)	—	(4)
Debtors(3)	(1)	(9)
Creditors due within one year(4)	—	2
Creditors due after one year(5)	—	(2)
Provisions for liabilities and charges(6)	(1)	(11)
	5	41

The principal fair value adjustments may be explained as:

(1) land and buildings were revalued on acquisition. Plant and machinery were revalued on acquisition to the lower of depreciated replacement cost or value in use. Leased vehicles were capitalised in accordance with group policy;

(2) stock was revalued at acquisition to original cost;

(3) bad debt provision was increased and taxation balance reallocated to creditors;

(4) undisclosed liabilities were raised and taxation balance reallocated from debtors;

(5) liability relating to leased vehicles raised in accordance with group policy; and

(6) undisclosed provision for potential taxation liabilities raised.

The principal acquisitions made by SAB include the following:

A 20% equity stake in the Castel group (CBB) in exchange for a 38% stake in SABI Africa by way of a share exchange which became effective on 1 April 2001. A shareholders' agreement governs the strategic alliance arrangements between the parties.

On 28 June 2001, SAB India Limited acquired a 76% controlling interest in Mysore Breweries Limited (MBL) in India. At the time of acquisition MBL had a 60% interest in Pals Distillers Limited. This was then increased to a 95% interest.

A further 54.6% interest in Nile Breweries of Uganda bringing SAB's stake to 94.6%. Consequently Nile Breweries is now consolidated as opposed to equity accounted.

In December 2000 the Polish state failed to exercise its put option over its shareholding in Kompania Piwowarska. In July 2001, the state then sold these shares to EAC and SAB, increasing our share by 4%.

SABI Europe acquired a controlling interest of 83.7% in Bere Timisoreana SA of Romania from a vendor consortium on 7 August 2001. This was increased in March 2002 to 95.6%.

An agreement was signed, on 1 November 2001, with The Coca-Cola Export Corporation to purchase a 45% shareholding in Coca-Cola Bottling Luanda (CCBL). This investment along with existing management agreement gave SABI Africa an effective controlling stake in CCBL.

11. Acquisitions and disposals (continued)

SAB acquired, through its subsidiary SAB India Limited, a 53% controlling interest in Rochees Breweries Limited, a company listed on a number of stock exchanges in India, including the Bombay Stock Exchange on 7 November 2001.

After listing CDM on the Mozambiquan Stock Exchange on 27 December 2001, SAB acquired an additional 13.5% interest, thus increasing its investment to 78.5%.

On 12 February 2002 SABI Africa announced that its Zambian subsidiary, Zambian Breweries plc, listed on the Lusaka Stock Exchange, had acquired the entire issued share capital of the Coca-Cola bottler, Zambia Bottlers Limited, from a vendor consortium including The Coca-Cola Export Corporation.

Central America

On 28 November 2001, SAB plc together with Central American Beverage Corporation, formed Bevco in which SAB plc has a 58.4% interest. Bevco owns interests in Honduras and El Salvador. The fair values of the assets and liabilities acquired, which are considered to be provisional as a number of matters are still under consideration, were as follows:

	Book value US$m	Fair value adjustments US$m	Provisional fair value US$m	Book value Rm	Fair value adjustments Rm	Provisional fair value Rm
Tangible fixed assets	241	(14)	227	2,335	(134)	2,201
Other investments	—	—	—	4	1	5
Stock	58	(11)	47	561	(103)	458
Debtors	127	(9)	118	1,237	(88)	1,149
Cash and cash equivalents	24	1	25	234	7	241
Creditors due within one year	(136)	(12)	(148)	(1,322)	(117)	(1,439)
Creditors due after one year	(209)	—	(209)	(2,029)	(4)	(2,033)
Provisions for liabilities and charges	(7)	(8)	(15)	(70)	(74)	(144)
	98	(53)	45	950	(512)	438
Minority interest	(4)	—	(4)	(42)	—	(42)
Net assets	94	(53)	41	908	(512)	396
Goodwill			930			9,031
Consideration			971			9,427

In accordance with the group's accounting policy, the goodwill of US$930 million (R9,031 million) arising on consolidation has been stated in the group's balance sheet as an intangible asset.

11. Acquisitions and disposals (continued)

Total consideration is comprised as follows:

	US$m	Rm
Cash consideration	547	5,313
Trading balances with Dole Inc. set off	24	230
Issue of shares in Bevco to partner	400	3,884
Consideration per the above fair value table	971	9,427

Adjustments to align accounting policies and fair value adjustments comprise the following:

	US$m	Rm
Adjustments to align accounting policies		
Tangible fixed assets(1)	(1)	(13)
Stock(2)	(3)	(26)
Debtors(3)	1	9
Creditors due after one year(4)	—	(4)
Provisions for liabilities and charges(5)	(8)	(78)
Other adjustments		
Tangible fixed assets(1)	(13)	(121)
Other investments	—	1
Stock(2)	(8)	(77)
Debtors(3)	(10)	(97)
Cash and cash equivalents(7)	1	7
Creditors due within one year(8)	(12)	(117)
Provisions for liabilities and charges(5)	—	4
	(53)	(512)

The principal fair value adjustments may be explained as:

(1) surplus, obsolete and missing assets were written down to their net realisable value or value in use. Existing revaluations in respect of tangible fixed assets were reversed. Assets held under finance leases were capitalised in accordance with group policy. Depreciation lives were brought into harmony with group policies;

(2) stock was revalued on acquisition to net realisable value and previously capitalised maintenance costs were written off to comply with UK GAAP;

(3) deferred tax assets recognised. Recognition of appropriate provisions for bad and doubtful debts. Write off of prepayments which should have been expensed. Capitalised renovation costs (deferred costs) written off to comply with UK GAAP;

(4) recognition of obligations in respect of finance lease and reclassification of current portion of long term loans;

(5) recognition of provisions for deferred tax in accordance with FRS19 and constructive labour severance obligations;

(6) reclassification of land not used in business from tangible fixed assets and write off of investments in process of liquidation;

(7) foreign currencies held were restated to November 2001 exchange rates and obligations in respect of dividend payable was grossed up; and

(8) recognition of undisclosed liabilities and accruals and reclassification of long term liabilities.

Reconciliation of cash consideration to cash paid per the cash flow statement

	US$m	Rm
Cash consideration for Central America	547	5,313
Cash consideration for rest of the group	145	1,412
Settlement of deferred consideration in respect of Polish put option	12	116
	704	6,841
Purchase of subsidiary undertakings per cash flow statement	672	6,524
Purchase of shares from minorities per cash flow statement	32	317
	704	6,841

12. Post-balance sheet events

Africa

On 14 May 2002 the group announced a restructure of its East African interests.

North America

On 30 May 2002 the group announced the acquisition of 100% of Miller Brewing Company in the USA for an implied enterprise value of US$4,993 million, to be satisfied in new shares and existing debt.

SUPPLEMENTARY INFORMATION (US$)

Half yearly reporting

Profit and Loss Accounts

Cash Flow Statements

The following unaudited supplementary information to the Preliminary announcement of results for SAB for the year ended 31 March 2002 present the profit and loss accounts and cash flow statements for the six months ended 31 March 2002 and 2001.

This information has been prepared under the historical cost convention in accordance with accounting standards applicable in the United Kingdom.

This supplementary information was released as part of SAB's Preliminary announcement of results for the year ended 31 March 2002 on 30 May 2002.

Second six months Profit and Loss Accounts
For the period ended 31 March

	2002 Unaudited US$m	2001 Unaudited US$m
Turnover (including share of associates' turnover)	**2,188**	2,078
Less: share of associates' turnover	**(330)**	(273)
Group turnover	**1,858**	1,805
Net operating costs	**(1,545)**	(1,465)
Group operating profit	**313**	340
Share of operating profit of associates	**43**	26
Profit on ordinary activities before interest and taxation	**356**	366
Net interest payable	**(52)**	(30)
Group	**(45)**	(23)
Associates	**(7)**	(7)
Profit on ordinary activities before taxation	**304**	336
Taxation on profit on ordinary activities	**(117)**	(104)
Profit on ordinary activities after taxation	**187**	232
Equity minority interests	**(55)**	(52)
Profit for the financial period	**132**	180

Second six months Cash Flow Statements
For the period ended 31 March

	2002 Unaudited US$m	2001 Unaudited US$m
Net cash inflow from operating activities	**509**	399
Dividends received from associates	**7**	12
Returns on investments and servicing of finance		
Interest received	**16**	17
Interest paid	**(66)**	(46)
Interest element of finance lease rental payments	**—**	(2)
Dividends received from other investments	**—**	1
Dividends paid to minority interests	**(25)**	(27)
Net cash outflow from returns on investments and servicing of finance	**(75)**	(57)
Taxation paid	**(82)**	(73)
Capital expenditure and financial investments		
Purchase of tangible fixed assets	**(133)**	(155)
Sale of tangible fixed assets	**9**	10
Purchase of investments	**4**	(9)
Sale of investments	**(1)**	18
Net cash outflow for capital expenditure and financial investments	**(121)**	(136)
Acquisitions and disposals		
Purchase of subsidiary undertakings	**(590)**	(4)
Sale of subsidiary undertakings	**—**	1
Net cash acquired with subsidiary undertakings	**13**	—
Purchase of shares from minorities	**(17)**	(404)
Purchase of shares in associates	**(49)**	12
Net funding to associates	**(2)**	(34)
Sale of associate	**—**	(3)
Net cash outflow for acquisitions and disposals	**(645)**	(432)
Dividends paid to ordinary shareholders	**(45)**	(45)
Management of liquid resources		
Sale of short-term liquid instruments	**259**	137
Cash withdrawn from short-term deposits	**4**	—
Net cash inflow from management of liquid resources	**263**	137
Financing		
Issue of shares	**398**	2
Issue of shares to minorities	**—**	1
New loans raised	**78**	333
Repayment of loans	**(229)**	(30)
Net cash inflow from financing	**247**	306
Increase in cash in the period	**58**	111

Administration

South African Breweries plc
(Registration No. 3528416)

Company Secretary
A O C Tonkinson

Registered Office
Dukes Court, Dukes Street
Woking
Surrey GU21 5BH
England

Head Office
One Stanhope Gate
London W1K 1AF

Independent Auditors
PricewaterhouseCoopers
1 Embankment Place
London WC2N 6RH
England

Registrar (United Kingdom)
Capita IRG plc
Balfour House
390-398 High Road
Ilford, Essex IG1 1NQ
United Kingdom

Registrar (South Africa)
Computershare Investor Services Limited
11 Diagonal Street, Johannesburg
PO Box 1053
Johannesburg 2000
South Africa

United States ADR Depositary
The Bank of New York
ADR Department
620 Avenue of the Americas, Floor 6
New York, NY 10011
United States of America

Part 7—Proforma Statements of the Enlarged Group

Introduction

The following unaudited pro forma financial information for the year ended 31 March 2002 is based on:

- the historical consolidated profit and loss account of SAB for the year ended 31 March 2002 and the historical consolidated balance sheet of SAB as at 31 March 2002; and
- the historical consolidated profit and loss account of Miller for the 12 months ended 31 December 2001 and the three months ended 31 March 2001 and 2002 adjusted to present Miller on a coterminous accounting period to SAB and the historical consolidated balance sheet of Miller as at 31 March 2002 (as set out in "Part 5—Financial Information Relating to Miller").

The unaudited pro forma financial information has been prepared to show the effect on the balance sheet of SAB as if the Transaction had occurred on 31 March 2002 and to show the effect on the profit and loss account of SAB, as if the Transaction had occurred on 1 April 2001.

The unaudited pro forma financial information has been prepared on the basis that the Transaction will be accounted for using acquisition accounting principles, with the goodwill arising being capitalised and amortised over 20 years. No account has been taken of any fair value adjustments, which may arise on the Transaction.

The unaudited pro forma combined financial information has been prepared for illustrative purposes only and, because of its nature, it may not give a true picture of:

- the financial position or results of SAB had the Transaction occurred on the dates assumed; or
- the result of operations of SAB for any future period or its financial position at any future date.

SAB prepares its financial statements on the basis of a 31 March year end. The stand-alone financial information of Miller set out in "Part 5—Financial Information Relating to Miller" has been prepared based on a 31 December year end with an additional audited interim period for the three months ended 31 March 2002. The unaudited pro forma financial information has been extracted without material adjustment from the SAB consolidated financial information for the year ended 31 March 2002 and as at 31 March 2002 and from Miller financial information for the year ended 31 December 2001 and as at 31 March 2002, set out in "Part 4—Financial Information Relating to SAB" and "Part 5—Financial Information Relating to Miller" respectively.

Unaudited pro forma combined profit and loss account for the year ended 31 March 2002

	SAB (Note 1) US$m	Miller transaction adjustments: Miller (Note 2) US$m	Miller transaction adjustments: Pro forma adjustments (Note 3) US$m	Pro forma Total US$m
Turnover	4,364	4,902	—	9,266
(including share of associates' turnover)	(647)	—	—	(647)
Group turnover (Note 5)	3,717	4,902	—	8,619
Net operating costs	(3,098)	(4,516)	(248)	(7,862)
Group operating profit/(loss) (Note 5)	619	386	(248)	757
Share of operating profit of associates	85	—	—	85
Profit/(loss) on ordinary activities before interest and taxation	704	386	(248)	842
Loss on sale of fixed assets	—	(5)	—	(5)
Net interest payable	(98)	(1)	(70)	(169)
Profit/(loss) on ordinary activities before taxation	606	380	(318)	688
Tax on profit on ordinary activities	(208)	(151)	28	(331)
Profit/(loss) on ordinary activities after taxation	398	229	(290)	337
Equity minority interests	(105)	(3)	—	(108)
Profit for the financial year	**293**	**226**	**(290)**	**229**
Other financial information				
Pro forma earnings per share (in US cents) (Note 6)				19.9
Pro forma adjusted earnings per share (in US cents) (Note 6)				49.1

Unaudited pro forma combined balance sheet as at 31 March 2002

		Miller transaction adjustments		
	SAB (Note 1) US$m	Miller (Note 2) US$m	Pro forma adjustments (Note 3) US$m	Pro forma Total US$m
Fixed assets				
Intangible assets	1,804	142	4,952	6,898
Tangible assets	1,858	974	—	2,832
Investments	1,096	—	—	1,096
Total fixed assets	4,758	1,116	4,952	10,826
Current assets				
Stocks	238	128	—	366
Debtors	405	329	—	734
Investments	45	—	—	45
Cash in hand	245	4	—	249
Total current assets	933	461	—	1,394
Creditors: amounts falling due within one year	(1,160)	(479)	(40)	(1,679)
Net current assets/(liabilities)	(227)	(18)	(40)	(285)
Total assets less current liabilities	4,531	1,098	4,912	10,541
Creditors: amounts falling due after one year	(1,311)	(12)	(2,000)	(3,323)
Provisions for liabilities and charges	(166)	(376)	—	(542)
Net assets	**3,054**	**710**	**2,912**	**6,676**
Capital and reserves	2,309	704	2,912	5,770
Equity minority interests	745	6	—	751
Capital employed	**3,054**	**710**	**2,912**	**6,676**

Notes to pro forma profit and loss account

1. The results of SAB are extracted from the Preliminary Announcement set out in Part 6 of this document.

2. The results of Miller for the 12 months ended 31 December 2001, the three months ended 31 March 2001 and the three months ended 31 March 2002 are extracted from the Accountants' Report set out in Part 5 of this document and adjusted to present Miller on a coterminous accounting period to SAB.

	(a) Miller for 12 months ended 31 December 2001 US$m	(b) Miller for 3 months ended 31 March 2001 US$m	(c) Miller for 3 months ended 31 March 2002 US$m	(a-b+c) Adjusted Miller for 12 months ended 31 March 2002 US$m
Turnover	4,800	1,118	1,220	4,902
Net operating costs	(4,428)	(1,029)	(1,117)	(4,516)
Group operating profit	372	89	103	386
(Loss)/profit on disposal of fixed assets	—	—	(5)	(5)
Profit on ordinary activities before interest and taxation	372	89	98	381
Net interest payable	(2)	(1)	—	(1)
Profit on ordinary activities before taxation	370	88	98	380
Taxation on profit on ordinary activities	(147)	(34)	(38)	(151)
Profit on ordinary activities after taxation	223	54	60	229
Equity minority interest	(3)	(1)	(1)	(3)
Profit for the financial year	220	53	59	226

3. The pro forma adjustments arising in respect of the Transaction represent:

   (i) an additional goodwill amortisation charge in respect of goodwill arising on the acquisition of Miller. This adjustment represents a full year's amortisation charge of US$248 million, assuming an estimated life of 20 years.

   (ii) an additional interest expense on the US$2,000 million of debt included in Miller. The pro forma interest charge of US$70 million has been calculated at a rate of 3.5%, being the applicable interest rate at the date of the Transaction. This interest rate is calculated using an average of the 9 and 12 month forward LIBOR rates for the facility of 2.5 per cent. plus 1 per cent. as defined in the description of the term loan facility in paragraph 12.2(a) on page 261.

   (iii) the taxation effect of the above adjustments. The taxation adjustment is calculated on 40% of the additional interest charge (being Miller's effective tax rate).

4. Pro forma adjusted EBITA

EBITA comprises earnings before interest, taxation and goodwill amortisation.

	SAB US$m	Miller US$m	Pro forma adjustments US$m	EBITA(*) US$m
PBIT	704	386	(248)	842
Amortisation	54	8	248	310
EBITA	758	394	—	1,152

(*) Pro forma adjusted EBITA has been calculated by adjusting the pro forma earnings after tax by goodwill amortisation of US$310 million, being amortisation relating to SAB US$54 million and Miller US$8 million which have been extracted from their respective accounts, and pro forma adjustments of US$248 million reflecting goodwill amortisation arising on the acquisition of Miller.

5. Pro forma segmental analysis:

Business segmental analysis	Turnover US$m	Operating profit US$m	EBITA US$m
Miller	4,902	138	394(*)
Beer South Africa	1,112	287	287
SABI Europe	1,280	168	198
SABI Africa & Asia	946	162	171
SABI Central America	186	7	22
Other Beverage Interests	676	95	95
Hotels and Gaming	164	28	28
Central administration	—	(35)	(35)
Exceptional items	—	(8)	(8)
	9,266	842	1,152

(*) Miller EBITA has been calculated by adding US$8 million of goodwill amortisation of Miller and US$248 million reflecting goodwill amortisation arising on the acquisition of Miller to the operating profit.

6. Pro forma earnings per share has been calculated by dividing pro forma earnings after tax and minority interests by 1,148.5 million shares, being the SAB weighted average number of shares in issue for the year ended 31 March 2002 plus 430 million shares issued as part of this transaction.

7. Pro forma adjusted earnings per share has been calculated by adjusting the pro forma earnings after tax and minority interests by exceptional items: being SAB US$8 million and Miller US$42 million less tax effect of 40% and goodwill amortisation of US$310 million (less minority interest of US$8 million), divided by the pro forma weighted average number of shares in issue for the year ended 31 March 2002 plus the 430 million shares issued as part of this transaction.

8. No account has been taken of trading or other transactions since 31 March 2002 for SAB and Miller.

Notes to pro forma balance sheet

1. The balance sheet of SAB is extracted from the Preliminary Announcement on SAB plc as set out in Part 6 of this document.

2. The net assets of Miller acquired are extracted from Accountants' Report on Miller set out in Part 5 of this document.

3. Inclusion of US$2,000 million of debt in Miller after payment of dividend to previous parent.

4. The consideration of US$3,622 million, payable for the Miller Transaction plus expenses of US$40 million arising from the issue of 430 million shares at a price of £5.76 translated into US dollars at £1-US$1.4623—the share price and exchange rates applicable at 29 May 2002 (being the last practicable date prior to announcement of the Transaction), after taking account of pro forma net assets of US$710 million less US$2,000 million of debt in Miller, estimated goodwill of US$4,952 million, arises on the acquisition.

5. Net effect on short term of borrowings of cash costs.

6. No account has been taken of trading or other transactions since 31 March 2002 for SAB and Miller.

7. Pro forma adjustments are:

	Total pro forma adjustments US$m
Fixed assets	
Intangible assets (Note 4)	4,952
Tangible assets	
Investments	
Total fixed assets	4,952
Current assets	
Stocks	
Debtors	
Investments	
Cash in hand	
Creditors: amounts falling due within one year	
Loans and other borrowings (Notes 4 & 5)	(40)
Other creditors	
Net current assets	(40)
Total assets less current liabilities	4,912
Creditors: amounts falling due after one year	
Loans and other borrowings (Note 3)	(2,000)
Other creditors	
Net Assets	2,912

Report on unaudited pro forma financial information from PricewaterhouseCoopers

The following is the text of a report on the unaudited pro forma financial information from PricewaterhouseCoopers.



PricewaterhouseCoopers
1 Embankment Place
London WC2N 6RH

The Directors
South African Breweries plc
Dukes Court
Duke Street
Woking
Surrey
GU21 5BH

J.P. Morgan plc (as Sponsor)
125 London Wall
London
EC2Y 5AJ

7 June 2002

Dear Sirs

South African Breweries plc (the "Company") and subsidiaries (the "Group")

We report on the pro forma financial information set out in Part 7 of this document. The pro forma financial information has been prepared, for illustrative purposes only, to provide information about how the transaction regarding Miller Brewing Company (the "Transaction") might have affected the consolidated balance sheet of the Group as at 31 March 2002 had it taken place at that date, and how the Transaction might have affected the Group's profit and loss account for the year ended 31 March 2002 had it occurred on 1 April 2001.

Responsibilities

It is the responsibility solely of the Directors to prepare the pro forma financial information in accordance with paragraph 12.29 of the Listing Rules.

It is our responsibility to form an opinion, as required by the Listing Rules, on the pro forma financial information and to report our opinion to you. We do not accept any responsibility for any reports previously given by us on any financial information used in the compilation of the pro forma financial information beyond that owed to those to whom those reports were addressed by us at the dates of their issue.

Basis of opinion

We conducted our work in accordance with the Statement of Investment Circular Reporting Standards and Bulletin 1998/8 "Reporting on pro forma financial information pursuant to the Listing Rules" issued by the Auditing Practices Board. Our work, which involved no independent examination of any of the underlying financial information, consisted primarily of comparing the unadjusted financial information with the source documents, considering the evidence supporting the adjustments and discussing the pro forma financial information with the Directors.

Our work has not been carried out in accordance with auditing standards generally accepted in the United States of America and accordingly should not be relied upon as if it had been carried out in accordance with those standards.

Opinion

In our opinion:

(a) the pro forma financial information has been properly compiled on the basis stated;

(b) such basis is consistent with the accounting policies of the Company; and

(c) the adjustments are appropriate for the purposes of the pro forma financial information as disclosed pursuant to paragraph 12.29 of the Listing Rules.

Yours faithfully

PricewaterhouseCoopers
Chartered Accountants

PART 8—Summary of the Transaction Documents

The following contracts have been or will be entered into on or before Completion in order to implement the Transaction and are, or may be, material.

1. The Transaction Agreement

1.1 SAB entered into an agreement with Philip Morris and Miller on 30 May 2002, under which Philip Morris has agreed to merge a subsidiary of SAB into Miller in consideration for the issue by SAB to Philip Morris of the Consideration Shares. Miller will be transferred to SAB with US$2 billion of net debt.

1.2 The Transaction will be structured as follows:

(a) SAB will incorporate a wholly-owned subsidiary under the laws of Wisconsin, USA ("SABSub");

(b) upon the Shareholders approving the Transaction and related matters, the competition clearance conditions described in paragraph 1.3(b) below being satisfied and provided the conditions described in paragraphs 1.3(e) to 1.3(h) below are satisfied at that time, Miller and SABSub will execute and file articles of merger with the Wisconsin Department of Financial Institutions (the "Articles of Merger") for the purposes of merging SABSub with and into Miller, which will be the surviving company;

(c) upon Admission becoming effective, SABSub will automatically be merged into Miller and Miller will become a wholly-owned subsidiary of SAB; and

(d) SAB will allot and issue the Consideration Shares to Philip Morris. Assuming Completion takes place on or before 30 September 2002, Philip Morris will be entitled to receive a pro-rata proportion, based on the date of Completion, of any interim dividend in respect of the Consideration Shares for the period ending 30 September 2002. If Completion takes place after 30 September 2002, Philip Morris will similarly be entitled to a pro rata proportion, based on the date of Completion, of the final dividend for the year ending 31 March 2003.

1.3 Completion of the Transaction is conditional upon, amongst other things:

(a) the giving of the necessary approvals by Shareholders at the Extraordinary General Meeting;

(b) requisite clearances having been obtained from specified competition authorities;

(c) the filing of the Articles of Merger with the Wisconsin Department of Financial Institutions;

(d) the Admission of the Ordinary Shares to be issued to Philip Morris;

(e) no material adverse change having occurred in relation to SAB or Miller;

(f) no breach by SAB or Miller of their respective exclusivity undertakings (referred to in paragraph 1.6 below) by entering into an agreement in connection with a material transaction;

(g) no material breach by SAB or Philip Morris of certain undertakings relating to, in the case of Philip Morris, the conduct of the Miller business prior to Completion and, in the case of SAB, its share capital and any matter which may result in the warranties given by SAB being incorrect or in SAB being required to issue supplementary listing particulars;

(h) neither SAB nor Philip Morris becoming aware of any breach of their respective warranties that would have a material adverse effect on the Miller business or SAB business respectively; and

(i) receipt by Miller of any permits required to be obtained prior to Completion under applicable alcoholic beverage control laws where failure to obtain such permits would materially and adversely affect the operations of Miller.

1.4 SAB and Philip Morris may jointly agree to waive all or any of the conditions referred to in paragraph 1.3(b) above. Each party may waive a condition referred to in paragraph 1.3(e), (f), (g) or (h) above at any time before Completion or, if such condition is not satisfied, the non-defaulting party may either waive the condition or terminate the Transaction Agreement.

1.5 Completion will take place immediately upon satisfaction of the last of the conditions to be satisfied. If the necessary approvals by Shareholders at the Extraordinary General Meeting have not been given by 8 July 2002 (or such later date as Philip Morris may notify SAB) or if Completion does not occur on or before 31 January 2003, the Transaction Agreement will lapse.

1.6 SAB and Philip Morris have agreed that from 30 May 2002 until the date of Completion or the termination of the Transaction Agreement:

(a) Philip Morris will not solicit or enter into any discussions or negotiations, agreements or arrangements, or provide information in respect of, any transaction relating primarily to Miller with a value (whether alone or together with all other transactions entered into since 16 April 2002) in excess of US$650,000,000 or any transaction (regardless of size) which may frustrate, impair, delay or prevent Completion;

(b) SAB and its subsidiaries will not enter into a transaction with a value (whether alone or together with all other transactions entered into since 16 April 2002) in excess of US$650,000,000 or any transaction (regardless of size) which may frustrate, impair, delay or prevent Completion, nor will SAB and its subsidiaries solicit or enter into any discussions, or negotiations, or provide information in respect of any transaction which might lead to the acquisition of SAB or all or substantially all of its assets or a third party acquiring control of SAB or any transaction (regardless of size) which may frustrate, impair, delay or prevent Completion; and

(c) Philip Morris will ensure that Miller operates its business in the ordinary course consistent in all material respects with past practice and, *inter alia,* that it will not, subject to certain exceptions, sell or encumber any material assets, materially increase benefits under the Miller employee benefit plans, settle certain litigation matters for a material amount, incur significant capital expenditure or amend or terminate its material contracts in certain respects.

1.7 On Completion, Miller will be the successor employer of all Miller employees and their participation in any Miller employee benefit plan that is sponsored by Philip Morris will cease other than with respect to Philip Morris stock options previously granted. SAB has agreed to maintain Miller compensation plans until 31 December 2004 and until such time to continue or establish plans to provide all employee benefits previously provided by Philip Morris including pensions plans, savings plans and a long-term disability and survivor income benefit plan.

1.8 Amongst other covenants which will apply during the period pending Completion, SAB has agreed not to issue or allot (other than pursuant to the potential equity raising or the conversion of the SAB Bonds or under a Share Option Scheme in the ordinary course) any Ordinary Shares.

1.9 Philip Morris has given certain warranties and indemnities to SAB in respect of Miller which warranties will be repeated at Completion. These include warranties in respect of title to the shares in Miller and its subsidiaries, facts relating to Miller contained in this document, Miller's indebtedness at Completion, accounts, assets, intellectual property, insurance, material contracts, real property, environmental matters, employees and benefits, liabilities, permits, litigation and tax matters.

1.10 The aggregate liability of Philip Morris in respect of any warranty claims under the Transaction Agreement (other than under the warranties relating to title to the shares in Miller and the authority and capacity of Philip Morris, which are without financial limit) is limited to US$1,000,000,000.

1.11 SAB has in turn given certain warranties and indemnities to Philip Morris which warranties will be repeated at Completion. These include warranties in respect of facts relating to SAB contained in this document, the shares in SABSub, accounts, intellectual property, insurance, material contracts, real property, environmental matters, employees and benefits, liabilities, permits, litigation and tax. The warranties relating to capacity and title expire after six years, to tax after three months from the expiry of applicable statutory limitations and in all other cases after one year.

1.12 The aggregate liability of SAB in respect of any warranty claim under the Transaction Agreement (other than under the warranties relating to the shares in SABSub and the authority and capacity of SAB which are without financial limit) is limited to US$1,000,000,000. Any amounts due to Philip Morris in respect of warranty claims are to be satisfied by SAB issuing a number of Ordinary Shares (calculated by reference to the share price at the time and the agreed amount of the warranty claim).

2. The Inducement Fee Letter

SAB and Philip Morris have entered into a letter agreement dated 30 May 2002 under which SAB will pay Philip Morris a fee of US$160 million if the Transaction Agreement is terminated:

(a) in accordance with paragraph 1.5 above because the Shareholders do not approve the Transaction, or any resolution is passed by the Shareholders which modifies or varies the effect of the Resolutions in a manner which is reasonably likely to prevent, frustrate, impair or materially delay the Transaction, and in either case:

 (i) SAB has solicited, initiated, facilitated, waived any standstill provision which facilitates or encourages, made available any information or entered into negotiations relating to any person acquiring the whole of SAB, all or substantially all of its assets or control of SAB or entering into any other transaction with SAB which is reasonably likely to prevent, frustrate, impair or materially delay the Transaction; or

 (ii) the Board withdraws or materially amends the terms of the Board's recommendation to vote in favour of the Resolutions; or

 (iii) the third party has announced a firm intention to make an offer for SAB;

 or

(b) by reason of any person obtaining a holding, or aggregate holdings, of Ordinary Shares carrying 30 per cent. or more of the voting rights attributable to the share capital of SAB which are currently exercisable at a general meeting.

3. The Relationship Agreement

Philip Morris and SAB have agreed to enter into the Relationship Agreement to regulate certain aspects of the relationship between SAB and Philip Morris. A summary of the material terms of the Relationship Agreement is set out below.

3.1 Philip Morris acknowledges the independence of SAB management from direct Philip Morris' involvement in day to day governance, and the parties agree that all transactions and relationships between (i) Philip Morris and its affiliates and (ii) SAB and its group members will be at arm's length and on normal commercial terms.

3.2 Philip Morris shall be entitled to nominate individuals for appointment to the office of Director so that:

(a) not more than three non-executive Directors so nominated hold office if Philip Morris' holding of Ordinary Shares and Participating Shares, expressed as a percentage of all the issued Ordinary Shares and Participating Shares other than shares in SAB held by Safari Limited ("Economic Interest"), is 25 per cent. or more;

(b) not more than two non-executive Directors so nominated hold office if the Economic Interest of Philip Morris is 20 per cent. or more but less than 25 per cent.; or

(c) not more than one non-executive Director so nominated holds office if the Economic Interest of Philip Morris is 10 per cent. or more but less than 20 per cent.

The total number of directors of SABMiller will initially be 13, and shall include two executive directors (being the Chief Executive and CFO of SAB) and, subject to agreement otherwise and the requirements of the Combined Code, shall reduce to 11 within two years.

3.3 For so long as Philip Morris has the right to nominate at least one non-executive Director, a proportionate number of non-executive Directors on the nomination and audit committees of the Board, and on any other key committees of the Board that include non-executive Directors, shall be non-executive Directors nominated by Philip Morris.

3.4 Philip Morris shall not, prior to 31 December 2004, acquire any Ordinary Shares or Participating Shares as a result of which Philip Morris' voting rights in SAB, expressed as a percentage of the total voting rights in SAB, calculated (in the case of Participating Shares) on the basis of one-tenth of a vote for every Participating Share ("Voting Shareholding"), would exceed 24.99 per cent. of the total Voting Shareholding, unless pursuant to paragraphs 3.8 to 3.10 below, the Transaction Agreement or if a third party announces a firm intention to make a takeover offer for SAB, which would (were such offer to become or be declared unconditional in all respects) result in the Voting Shareholding of the third party being more than 30 per cent. of the total Voting Shareholding. In the event that Philip Morris is permitted to purchase SAB Shares where such purchase would otherwise result in Philip Morris' Voting Shareholding exceeding 24.99 per cent., SAB has agreed to exchange such number of Ordinary Shares owned by Philip Morris for Participating Shares to maintain such Voting Shareholding.

3.5 Philip Morris shall not, prior to 30 June 2005, dispose of or (other than in favour of financial institutions) charge any Ordinary Shares or Participating Shares, unless a third party has made a takeover offer for SAB subject to and in accordance with the provisions of the City Code and either:

(a) any such offer has been recommended (or not opposed) by the Board; or

(b) any such offer has been accepted by a sufficient number of holders of Ordinary Shares such that the third party either holds or has received acceptances in respect of more than 50 per cent. of those issued Ordinary Shares which are not then held by Philip Morris or any of its affiliates, or by the Directors, and such offer is not, or has ceased to be, subject to any conditions other than as to acceptances.

3.6 The Panel on Takeovers and Mergers (the 'Panel') has indicated to SAB and Philip Morris that the standstill and lock up provisions in the Relationship Agreement, together with the

proposed changes to the Articles of Association, may give rise to a deemed concert party between Philip Morris and persons connected with Philip Morris on the one hand and SAB and the Board of SAB and persons connected with them on the other hand. Accordingly, the Relationship Agreement provides that if circumstances arise where any interest in shares in SAB is acquired by SAB or persons connected with SAB, such that (when taken together with the shares in SAB in which SAB and persons connected with SAB are then interested aggregated with the shares in SAB then held by Philip Morris and persons connected with Philip Morris) the aggregate Voting Interest of all those persons exceeds 29.99 per cent., the standstill and lock up restrictions described above will cease to apply. SAB and Philip Morris have confirmed to the Panel that they will advise the Panel if they become aware that such circumstances are likely to arise or have arisen.

3.7 Philip Morris may dispose of or charge any Ordinary Shares or Participating Shares on or after 30 June 2005, but any disposal must be in accordance with orderly marketing arrangements.

3.8 If SAB determines to issue any Ordinary Shares or Participating Shares for cash, it shall, for so long as the Economic Interest of Philip Morris is 24.99 per cent. or more, offer to Philip Morris the right to subscribe, on no less favourable terms than to others to whom such Ordinary Shares or Participating Shares are offered for subscription, for such number of those Ordinary Shares or Participating Shares as is equal to Philip Morris' percentage ownership of Ordinary Shares and Participating Shares immediately prior to such issue.

3.9 During the period commencing on the date of the Relationship Agreement and ending on the fourth anniversary of such date, if SAB determines to issue any Ordinary Shares or Participating Shares by way of a rights issue, it shall, for so long as the Economic Interest of Philip Morris is 24.99 per cent. or more, offer to Philip Morris the right to take up not only its full pro rata entitlement to Ordinary Shares or Participating Shares under the rights issue but also the right to subscribe for any Ordinary Shares or Participating Shares not taken up by other holders of Ordinary Shares or Participating Shares on the same terms, provided that the Voting Shareholding and the Economic Interest of Philip Morris shall not exceed 24.99 per cent. of the total Voting Shareholding and 40 per cent. of the total Economic Interest respectively.

3.10 If, prior to 31 December 2004, the Economic Interest of Philip Morris has been reduced as a result of any issue by SAB of Ordinary Shares other than as described in paragraphs 3.8 and 3.9 above, then Philip Morris shall be entitled to restore the Economic Interest of Philip Morris to what it was immediately prior to such issue whether by acquisition, subscription, conversion or alternative method.

3.11 Philip Morris shall be entitled to require SAB to convert Participating Shares into Ordinary Shares and vice versa if the Voting Shareholding of a third party is more than 24.99 per cent., provided that:

(a) the number of Ordinary Shares held by Philip Morris following such conversion shall be limited to one Ordinary Share more than the number of Ordinary Shares held by the third party; and

(b) such conversion shall not result in Philip Morris being required to make a mandatory offer in terms of rule 9 of the City Code for all of the Ordinary Shares not then held by Philip Morris.

3.12 Philip Morris shall be entitled to require SAB to convert Participating Shares into Ordinary Shares so as to maintain Philip Morris' percentage shareholding at 24.99 per cent. of the total Voting Shareholding, and Philip Morris shall be entitled, if it so elects, to require SAB to convert Ordinary Shares into Participating Shares so as to ensure that Philip Morris' Voting Shareholding does not exceed 24.99 per cent. of the total Voting Shareholding.

3.13 SAB shall not undertake any new business activity which is not a beverages business or an allied business unless a majority of the non-executive Directors nominated by Philip Morris agree to such diversification.

3.14 Subject to certain exceptions Philip Morris shall not:

(a) for a period of five years (the "Restricted Period"), engage in any beer or flavoured alcoholic beverages business which competes with SAB's beer business (a "Competing Business") in the territories where SAB's beer business is conducted at the date of the Relationship Agreement (the "Restricted Territory") other than as a shareholder in SAB; or

(b) during the Restricted Period, hold or acquire any interest in any undertaking which is engaged in any Competing Business within the Restricted Territory.

3.15 The 24.99 per cent. limit on Philip Morris' Voting Shareholding referred to above may be increased where Philip Morris and SAB agree or subsequent to a change in the Ground Rules for the Management of The UK Series of the FTSE Actuaries Share Indices.

3.16 For so long as the Economic Interest of Philip Morris is 10 per cent. or more, Philip Morris shall have the right to receive copies of certain financial information regarding SAB.

3.17 The Relationship Agreement shall continue in full force and effect for so long as Philip Morris' Voting Shareholding is 10 per cent. or more of the total Voting Shareholding save that Philip Morris has 10 business days to remedy any inadvertent decrease to less than 10 per cent.

4. The Transitional Services Agreement

4.1 By an agreement to be entered into between Philip Morris Management Corp ("PMMC") and Miller on the day immediately preceding Completion, PMMC shall provide Miller with certain services for a transitional period of up to 30 months from Completion.

4.2 Among the services to be provided by PMMC are external affairs and media relations in the US; government affairs including coverage and advocacy on US Federal (including international trade), state and local governmental and regulatory issues affecting Miller's business and products; and information technology.

4.3 Under the agreement, services are to be provided on a basis comparable to that which the services have historically been provided to Miller. Each service is to be provided at a cost equal to PMMC's actual internal cost plus a management fee of five per cent. plus actual third party costs. The period of notice to terminate each particular service is 60 days or as provided in the schedule to the agreement.

4.4 PMMC is not liable to Miller under any circumstances other than as a result of PMMC's gross negligence, wilful misconduct or (in relation to a provision of the Agreement other than the provision of the Services) material breach. Neither party is liable to the other in any circumstances for indirect, special or consequential damages. Each party has agreed to indemnify the other and its affiliates against third party claims arising as a result of gross negligence or wilful misconduct. There is no limit to this liability. No party is liable for non-performance as a result of an event constituting *force majeure*.

4.5 To the extent that third party consents or licenses may be required for the services, PMMC and Miller have agreed to split equally any costs which may be incurred in procuring such third party consents or licenses in accordance with the Transaction Agreement provided that any costs in excess of US$6 million will be borne by Miller.

4.6 Each party may terminate for material breach and PMMC may terminate on a change of control of Miller or SAB.

4.7 PMMC has agreed to provide transition assistance in relation to transition of the services to Miller.

5. The Tax Matters Agreement

5.1 Philip Morris and SAB entered into the Tax Matters Agreement on 30 May 2002, to regulate the conduct of tax matters between them with regard to the Transaction and to allocate responsibility for certain actual and contingent tax costs. The agreement contains certain tax-related indemnities, warranties and representations by Philip Morris in favour of SAB and certain tax-related indemnities, warranties and representations by SAB in favour of Philip Morris. A summary of the agreement is set out below.

5.2 Philip Morris and SAB have each agreed to comply with certain reporting and record-keeping requirements related to the Transaction, to cooperate in preparing tax returns and to provide each other with certain information in relation to tax matters.

5.3 Philip Morris has generally agreed to be liable for taxes applicable to Miller and its affiliates attributable to taxable periods ending on or prior to the Transaction, and SAB has generally agreed to be liable for taxes applicable to Miller and its affiliates attributable to taxable periods ending after the Transaction.

5.4 SAB has agreed to indemnify Philip Morris against any taxes, losses, liabilities and costs that Philip Morris incurs arising out of or in connection with a breach by SAB of any representation, agreement or covenant in the Agreement, subject to certain exceptions. This indemnity provision relates principally to the Transaction's expected treatment as a tax-free reorganization for Philip Morris.

5.5 In connection with the indemnity described in paragraph 5.4 above, SAB has agreed not to take any action, fail to take any action or allow any condition under its control to exist that results in the tracing of assets provided by SAB, directly or indirectly, to payments with respect to Miller's indebtedness on the date of the Transaction or any refinancing thereof, if the action, failure to act or condition would result in a tax to Philip Morris with respect to the Transaction. The agreement prescribes certain actions and conditions that will not, subject to certain conditions, result in a breach.

5.6 In connection with the indemnity described in paragraph 5.4 above, SAB has also agreed (i) to ensure that Miller repays such indebtedness and refinanced indebtedness only with cash flow generated by its operations or from sales of assets to third parties; and (ii) not to take a number of other specified actions with respect to Miller and its indebtedness.

5.7 SAB has also agreed not to make any actual or deemed disposals of Miller for five years after the Transaction, if such a disposal would cause Philip Morris to incur a retroactive tax liability under a gain recognition agreement to be entered into by Philip Morris with respect to Miller.

5.8 Philip Morris has also agreed to indemnify SAB against any taxes, losses, liabilities and costs that SAB incurs arising out of or in connection with a breach by Philip Morris of any representation, agreement or covenant in the Agreement, subject to certain exceptions.

5.9 The Agreement also contains various other tax-related representations and warranties by SAB and Philip Morris regarding Miller and the Transaction.

Part 9—Additional Information

1. Responsibility

The Directors, whose names appear on page 5, accept responsibility for the information contained in this document. To the best of the knowledge and belief of the Directors (who have taken all reasonable care to ensure that such is the case), the information contained in this document is in accordance with the facts and does not omit anything likely to affect the import of such information.

2. Incorporation of SAB and Principal Objects

2.1 SAB was incorporated and registered in England and Wales with registered number 3528416 on 17 March 1998 as a public limited company under the Companies Act with the name Blastaway 2000 plc. Its name was changed to South African Breweries plc on 9 December 1998. On 9 February 1999, a certificate to do business was granted to SAB under section 117 of the Companies Act. The registered office of SAB is at Dukes Court, Duke Street, Woking, Surrey GU21 5BH England and the head office is at One Stanhope Gate, London W1K 1AF.

2.2 The Memorandum of Association was adopted on 8 February 1999. SAB's principal objects are to (i) carry on the business of a holding company; (ii) carry on all kinds of commercial, industrial, trading and financial operations and enterprises; and (iii) carry on any business, trade or activity of any nature whatsoever which may seem to the Directors to be capable of being conveniently or advantageously carried on in connection or conjunction with any business of the Company or to be expedient with a view directly or indirectly to enhancing the value of or to rendering profitable or more profitable any of the Company's assets or utilising its skills, know-how or expertise. The objects of SAB are set out in full in clause 4 of the Memorandum of Association, which is available for inspection at the address specified in paragraph 19 below.

3. Share Capital of SAB

3.1 Share Capital—General

On incorporation the authorised share capital of SAB was £50,000 divided into 50,000 ordinary shares of £1 each (the "sterling ordinary shares") of which two were issued for cash at par to the subscribers to the Memorandum of Association. On 8 February 1999, 49,998 sterling ordinary shares were allotted at par to SAB Limited against an undertaking to pay cash, which payment was subsequently made, in order to enable SAB to obtain a certificate to do business under section 117 of the Companies Act. On 8 February 1999, the authorised share capital of SAB was increased from £50,000 to US$200,000,000 and £50,000 by the creation of 2,000,000,000 Ordinary Shares of US$0.10 each. At the same time the 50,000 sterling ordinary shares were redesignated as 50,000 deferred shares of £1 each, the rights of which are set out in the Articles of Association and summarised in paragraph 6 below. At the same time, two Ordinary Shares were allotted at par to SAB Limited and its nominee. The two Ordinary Shares were subsequently distributed to shareholders of SAB Limited. The 50,000 deferred shares are owned by J.P. Morgan plc.

3.2 Changes to the Share Capital

(a) By and pursuant to resolutions passed (in the case of (i) as an ordinary resolution and in the case of (ii) as a special resolution) at the annual general meeting of SAB on 30 July 2001:

(i) the powers conferred by Article 12(b) of the Articles of Association in respect of relevant securities (within the meaning of section 80 of the Companies Act) were applied and made exercisable (unless previously renewed, varied or revoked by SAB in general meeting) for a period commencing on the date of the passing of the

resolution and expiring on 30 July 2006 in respect of a nominal amount of US$25,833,312; and

(ii) the powers conferred by Article 12(c) of the Articles of Association in respect of equity securities (within the meaning of section 89 of the Companies Act) were applied and made exercisable (unless previously renewed, varied or revoked by SAB in general meeting) for a period commencing on the date of the passing of the resolution and expiring on 30 July 2006 in respect of a nominal amount of US$3,874,996.

(b) Since 7 June 1999, the following allotments of Ordinary Shares have been made to Spike Investments Nominees (Pty) Limited or directly to participants (as the case may be):

No of shares allotted	Purchase price (R)*	Date of allotment
19,000	34.55	08.06.1999
15,000	34.55	08.06.1999
40,000	44.46	29.06.1999
30,000	21.38	13.07.1999
30,000	53.95	20.07.1999
100,000	34.55	20.07.1999
40,000	25.38	30.11.1999
40,000	27.19	09.12.1999
100,000	14.61	28.12.1999
30,000	34.55	12.01.2000
100,000	14.61	19.01.2000
100,000	14.61	27.06.2000
30,000	21.38	27.06.2000
30,000	27.19	05.09.2000
10,000	14.61	12.09.2000
30,000	14.61	03.10.2000
50,000	44.46	18.12.2000
60,000	25.38	27.12.2000
30,000	27.19	16.01.2001
60,000	40.09	26.01.2001
30,000	53.95	06.02.2001
60,000	34.55	07.02.2001
30,000	40.09	07.02.2001
15,000	34.55	09.02.2001
30,000	27.19	21.02.2001
20,000	47.87	27.02.2001
100,000	34.55	15.03.2001
50,000	34.55	23.03.2001
15,771	£4.11	04.06.2001
16,500	32.84	04.06.2001
42,000	34.55	06.06.2001
40,000	53.63	06.06.2001
50,000	25.38	21.06.2001
20,000	53.63	22.06.2001
30,000	27.19	22.06.2001
20,000	51.18	22.06.2001
20,000	47.87	22.06.2001
60,000	22.60	26.06.2001
2,200	43.09	02.07.2001
80,000	23.24	02.07.2001
25,000	48.77	07.08.2001
10,000	50.43	21.08.2001

No of shares allotted	Purchase price (R)*	Date of allotment
40,000	53.63	22.08.2001
100,000	53.63	06.09.2001
1,750	43.09	19.09.2001
50,000	34.55	28.09.2001
20,000	53.95	28.11.2001
50,000	27.19	29.11.2001
30,000	50.43	29.11.2001
20,700	32.84	03.12.2001
10,000	50.43	06.12.2001
20,000	53.63	06.12.2001
30,000	40.09	06.12.2001
10,000	50.43	06.12.2001
10,000	50.43	12.12.2001
60,000	53.63	12.12.2001
10,000	50.43	18.12.2001
30,000	25.38	18.12.2001
20,000	50.43	18.12.2001
15,000	51.18	18.12.2001
10,000	50.43	19.12.2001
30,000	50.43	20.12.2001
20,000	51.18	21.12.2001
15,000	50.43	21.12.2001
20,000	46.40	11.01.2002
5,200	53.63	15.02.2002
30,000	50.43	18.02.2002
20,000	47.87	25.02.2002
15,000	51.18	26.02.2002
34,800	53.63	15.03.2002
20,000	46.40	15.03.2002
10,000	50.43	15.03.2002

* Unless otherwise denoted.

(c) On 10 August 2001 and 14 September 2001, SAB Finance (Cayman Islands) Limited issued US$500,000,000 and US$100,000,000, respectively, 4.25 per cent. guaranteed convertible bonds (the "SAB Bonds") due 2006 guaranteed by SAB and by SABIFin each of which is convertible into 4.25 per cent. exchangeable redeemable preference shares of SAB Finance (Cayman Islands) Limited (the "Preference Shares") at any time on or after 20 October 2001 and up to the close of business (at the place where the relevant SAB Bond is deposited for conversion) on the date falling seven London Business Days prior to 10 August 2006 (both days inclusive) or if the SAB Bonds are called for redemption prior to 10 August 2006, the seventh London Business Day before the date fixed for such redemption.

Each US$1,000 principal amount of a SAB Bond is convertible in the manner described into one Preference Share having a paid-up value of US$1,000. The Preference Shares will, in SAB's absolute discretion, and in each case at their paid-up value (translated into pounds sterling at the fixed rate of US$1.41 = £1.00), be either immediately exchanged upon issuance for, or immediately redeemed with the redemption proceeds being immediately applied to subscribe for and/or to purchase Ordinary Shares at a price of 615 pence per Ordinary Share (the "Exchange Price"). The Exchange Price is subject to adjustment as set out on pages 21 to 37 of the listing particulars relating to the SAB Bonds which will be on display as set out in paragraph 19 below. Subject to the foregoing, 115.3203 Ordinary Shares will be issued or transferred in respect of each US$1,000 principal amount of a SAB Bond.

(d) On 7 December 2001, 56,200,000 Ordinary Shares were issued at a price of 445p per Ordinary Share.

(e) On 11 December 2001, 8,500,000 Ordinary Shares were issued at a price of 445p per Ordinary Share.

(f) On 18 April 2002, application was made to the UK Listing Authority and the London Stock Exchange for block listings consisting of 50,490 Ordinary Shares to be issued under the SAB Approved Share Option Scheme, 527,771 Ordinary Shares to be issued under the SAB Executive Share Option (No. 2) Scheme and 3,798,000 Ordinary Shares to be issued under the SAB Mirror Executive Share Purchase Scheme.

(g) The following table shows the authorised and issued share capital of SAB as at 29 May 2002 (the latest practicable date prior to the publication of this document):

Position as at 29 May 2002	**Ordinary Shares**	**Deferred Shares**
Authorised share capital	2,000,000,000	50,000
Issued and fully paid share capital	840,888,305	50,000
Authorised but unissued share capital	1,159,111,695	—

(h) At the Extraordinary General Meeting, should the Shareholders vote in favour of the relevant Resolutions, the authorised ordinary share capital of the Company will be increased to US$900,000,000, a new class of Participating Shares will be created and a new class of Non-voting Convertible Shares will be created.

(i) The following table shows the authorised and issued share capital of SAB as it is expected to be immediately following completion of the Transaction:

	Ordinary Shares	**Participating Shares**	**Non-voting Convertible Shares**	**Deferred Shares**
Authorised share capital	9,000,000,000	1,000,000,000	77,368,338	50,000
Issued and fully paid share capital	998,376,564*	195,143,403*	77,368,338	50,000
Authorised but unissued share capital	8,001,623,436*	804,856,597*	—	—

* Assuming that no Ordinary Shares are issued pursuant to the exercise of options or otherwise between the date of the Transaction Agreement and Completion.

(j) The amount of the dividend per Ordinary Share for each of the last three financial years was:

	2001 US$	**2000 US$**	**1999 US$**
Dividend per Ordinary Share	0.25	0.25	—

3.3 Interests in the Share Capital

(a) SAB is not aware of any person who, prior to, or immediately following the publication of this document, directly or indirectly, jointly or severally, exercises or could exercise control over SAB.

(b) Insofar as is known to SAB, as at 22 May 2002 (the latest practicable date prior to the publication of this document) and immediately following Completion, the following are or will be beneficially interested, directly or indirectly, in three per cent. or more of SAB's issued share capital:

	Number of Ordinary Shares as at 22 May 2002	% Shareholding in issued share capital as at 22 May 2002	% Shareholding in issued voting capital as at Completion	% Shareholding in issued equity capital as at Completion	% Shareholding (excl Safari) in issued equity capital as at Completion
Philip Morris	—	—	24.99	33.8	36.0
Public Investment Commission.......................	67,885,996	8.1	6.67	5.3	5.7
Safari Limited**................	77,368,338	9.2	—	6.1	—
Brandes Investment Partners*...........................	76,779,666	9.1	7.54	6.0	6.4
Old Mutual plc	32,635,395	3.9	3.21	2.6	2.7
Sanlam Limited.................	55,344,145	6.6	5.44	4.4	4.6
Nedcor Bank Nominees (Pty) Ltd	47,363,638	5.6	4.65	3.7	4.0
Standard Bank Nominees (Tvl)(Pty) Limited	157,865,551	18.8	15.51	12.4	13.2
Liberty Life Group	26,667,223	3.2	2.62	2.1	2.2

* Includes ADRs

** The Ordinary Shares held by Safari Limited will be converted into Non-voting Convertible Shares on Completion.

4. Directors and Interests

(a) The Directors of SAB are:

(i) Jacob Meyer Kahn—Non-executive Chairman

BA (Law) MBA DCom(hc) SOE (aged 62). He joined the Group in 1966 and occupied executive positions in a number of the Group's former retail interests before being appointed to the SAB Limited board in 1981. He was appointed as Group Managing Director of SAB Limited in 1983 and as Executive Chairman in 1990. In 1997, he was seconded full-time to the South African Police Service as Chief Executive serving for over two and a half years. In 1999 he assumed the Chairmanship of South African Breweries plc. He holds an honorary doctorate in Commerce from the University of Pretoria and was awarded the SOE in the year 2000.

(ii) Ernest Arthur Graham Mackay—Chief Executive

BSc (Eng) BCom (aged 52). He joined SAB in 1978 as Systems Manager for the South African Beer Division. He was appointed Managing Director of the South African Beer Division in 1987 and moved to SAB Limited as Chief Operating Officer in 1994. He was appointed to the SAB Limited board in 1990 and appointed Chief Executive of South African Breweries plc in 1999. He is currently Chairman, Standard Bank London Limited and Deputy Chairman, Standard Bank Investment Corporation Limited.

(iii) Norman Joseph Adami—Chairman and Managing Director, SAB Limited

BBusSc MBA (aged 47). He joined SAB Limited in 1979 as Project Officer of the South African Beer Division and served as General Manager in three regions prior to his appointment as Operations Director in 1989. He was appointed Managing Director of the South African Beer Division in 1994, was appointed to the SAB Limited board in 1995 and to his present position in October 2000.

(iv) Richard Llewellyn Lloyd—Organisation Development Director

MA (Cantab), MBA (aged 58). He joined SAB in 1971 as Project Officer and served as General Manager in various regions of SAB's CSD and beer interests before being appointed General Manager of the South African Beer Division in 1979 and to the SAB Limited board in 1984. He was appointed Chairman—Beverage Interests in 1987, Managing Director—SABI Europe in 1996 and to his present position in October 2000.

(v) André Charles Parker—Managing Director, SABI Africa and Asia

B.Econ (Hons) (aged 51). He joined SAB in 1975 and was involved in the Group's operations throughout Africa, in both marketing and general management positions prior to his appointment as Managing Director of the African operations in 1994. When the Group was restructured in 2000, his responsibility was expanded to include Asia. He was appointed to the South African Breweries plc board in December 2001.

(vi) Michael Hugh Simms—Managing Director, SABI Europe

BSc MBA (aged 53). He joined SAB in 1978 to develop the central planning department at the South African Beer Division, was appointed as Managing Director of SAB International Beverages (London) in 1990 and was appointed as Chairman—Other Beverages in 1996. He was appointed to the SAB Limited board in 1998 and to his present position in October 2000.

(vii) Malcolm Ian Wyman—Chief Financial Officer

CA(SA) (aged 55). He joined the Group's corporate finance department in 1986. He was appointed to the SAB Limited board in 1990 and was appointed as Chief Financial Officer of South African Breweries plc in 2000.

(viii) The Lord Fellowes—Non-executive Director

(Aged 60). The Lord Fellowes is Chairman of Barclays Private Banking. He also chairs the Prison Reform Trust and is a Trustee of the Rhodes Trust. He was formerly Private Secretary to the Queen for eight years from 1990, having joined the Royal household in 1977, after a career in the London money market.

(ix) Michael John Levett—Non-executive Director

(Aged 62). He is Chairman and Chief Executive of Old Mutual plc. He also serves on the boards of Barloworld Limited, Nedcor Limited, Central Africa Building Society Limited and Mutual & Federal Insurance Company Limited.

(x) Peter John Manser—Non-executive Director

(Aged 62). He is former Chairman of Robert Fleming Holdings Limited. He is Chairman of Intermediate Capital Group Limited, Deputy Chairman of Fitzhardinge plc and a Director of Shaftesbury plc.

(xi) Miles Quintin Morland—Non-executive Director

(Aged 58). He is Chairman of Blakeney Management Limited, an investment management firm specialising in Africa, which he founded in 1990. He is a director of the African Lakes Corporation plc, Social Security Bank Limited, a number of emerging market funds and Chairman of London Business School's Africa Advisory Board.

(xii) Ning Gaoning—Non-executive Director

(Aged 43). He is the Chairman of China Resources Enterprise Limited, which has a 51 per cent. holding in CR Beverage Limited, a joint venture company in which SAB holds the remaining 49 per cent.

He is also Vice-Chairman and President of China Resources (Holdings) Company Limited and China Resources National Corp and Chairman of China Resources Land Limited.

(xiii) Matemela Cyril Ramaphosa—Non-executive Director

(Aged 49). He is Chairman of Johnnic Holdings Limited and Executive Chairman of Rebserve Limited.

(xiv) Lord Renwick of Clifton—Non-executive Director

(Aged 64). Lord Renwick of Clifton served as British Ambassador to South Africa from 1987 to 1991 and as British Ambassador to the United States from 1991 to 1995. He is currently Vice-Chairman, Investment Banking, J.P. Morgan plc, Chairman of Fluor Limited and a director of British Airways plc, Compagnie Financiére Richemont AG and BHP Billiton Plc.

(xv) Henry Richmond Slack—Non-executive Director

(Aged 52). He is currently Chairman of Terra Industries, a nitrogen based fertiliser company in the United States also operating in the United Kingdom. From 1992 until its merger with Anglo American Corporation of South Africa to form Anglo American plc, he was Chief Executive of Minorco SA as well as a number of Anglo/Minorco group companies.

(xvi) Dr Conrad Barend Strauss—Non-executive Director

(Aged 66). Former Chairman of Standard Bank Investment Corporation Limited (SBIC). He still serves as a director of SBIC and its insurance associate, Liberty Group. He is also a director of South African Airways, African Oxygen Limited, Sasol Limited and Transnet. He was Chairman of the Presidential Commission of Enquiry into Rural Finance, the South Africa Foundation and the South African Institute of International Affairs. He holds degrees from Rhodes and Cornell Universities and has honorary doctorates from Rhodes and Pretoria Universities.

(b) Other directorships held, and directorships held during the five years prior to the date of this document (other than of Group companies), by the Directors are:

	Current directorships	Former directorships
J M Kahn	Kabrits Investments CC, Amalgamated Appliance Holdings Limited, Nat CC, Comair Limited, Cycad Financial Holdings Limited, Network Healthcare Holdings Limited, Plate Glass and Shatterprufe Industries Limited	First International Trust Limited, Liberty Life Group, Kafam Properties CC, Clinic Holdings Limited, Automakers Limited, Bevcon Limited, Industrial Development Corporation of South Africa Limited, Iscor Limited, Johnnic, Khayalethu Home Loans (Pty) Limited, National Business Initiative, South African Housing Trust Limited, Standard Bank Investment Corporation Limited

	Current directorships	Former directorships
E A G Mackay	Brasseries Et Glacieres Internationales Societe Anonyme, Brasseries Et Glacieres Internationales Holdings Limited, CRE Beverage Limited	—
N J Adami	Johnthur Investments (Pty) Limited, Johnfri (Pty) Limited, Gabsun Investments (Pty) Limited, Delta Corporation Limited	—
R L Lloyd	—	Malbak Limited
A C Parker	CRE Beverage Limited, Delta Corporation Limited	Nile Breweries Limited, Sechaba Investment Trust
M H Simms	—	KROMCO Limited, Pacific Beverages Australia Limited, Pacific Properties (Pty) Limited, Uitvlugt Vee & Vrugteboerderye (EDMS) Beperk, Johnfri Investments Limited
M I Wyman	—	Rayburn Leasing & Investment CC, Gilcolm CC
The Lord Fellowes	Cottesmore Court Management Co Limited, Orchid Cancer Appeal, Commonwealth Institute	The Royal Collection Trust, Get Mapping plc
M J Levett	13 The Avenue 10248 Silverhurst (Pty) Limited, 15 The Avenue 10247 Silverhurst (Pty) Limited	Sasol Limited, Netherdale Investments (Pty) Limited, Safmarine and Rennies Holdings Limited
P J Manser	Bestscape Limited	Capital Shopping Centres plc, The Cancer Research Campaign, Delancey Estates plc, Buzzsoft Limited

	Current directorships	Former directorships
M Q Morland	Chelsea Value Partners Limited, Strategic African Telecom Investments Limited, African Plantations Corporation LDC, The Asian Technology Fund, East European Development Fund Limited, India Liberalisation Fund, Lebanon Holdings, The Nile Growth Company, Oryx Fund Limited, Oryx JIA, FPP Emerging Hedge Fund No. 1 Limited	ACM Middle East Opportunities Fund, Gyakuvari Relative Value Fund, The Turkish Growth Fund
Ning Gaoning	China Resources Logic Limited, Lippo China Resources Limited, The Hong Kong Building and Loan Agency Limited	The HKCB Bank Holding Company Limited
M C Ramaphosa	Bridgeport Properties, FirstRand Limited, Future Africa Trading (Pty) Limited, Macsteel Holdings Limited, M-Cell Limited, Millennium Consolidated Investments (Pty) Limited, Royal Food Services, SASRIA, Times Media Limited	Commonwealth Partnership for Technology Management Limited, African Merchant Bank Limited, Anglo American plc, New Africa Investments Limited, New Africa Technology Holdings Limited, First National Bank Limited
Lord Renwick of Clifton	Harmony Gold Mining Company Limited	Save & Prosper Limited, Liberty International Holdings PLC, Robert Fleming Holdings Limited
H R Slack	Engelhard Corporation	Anglo American plc, Brenthurst Investment Trust (Pty) Limited, Central Holdings International Limited, Ntoma Wildlife (Pty) Limited, Rinyami Estates (Pty) Limited, The Brenthurst Press (Pty) Limited, The Harry Oppenheimer Trustee Company (Pty) Limited
C B Strauss	Merlin Trust, Peakload Services and Properties (Pty) Limited, Strafam (Pty) Limited, The Standard Bank of South Africa Limited, The Hans Merensky Foundation	Conduit Insurance Holdings Limited

The company secretary of SAB is Andrew Owen Chester Tonkinson.

The business address of all the Directors is One Stanhope Gate, London W1K 1AF.

(c) At the date of this document none of the Directors:

(i) has any unspent convictions in relation to indictable offences;

(ii) has been bankrupt or entered into an individual voluntary arrangement;

(iii) was a director with an executive function of any company at the time of or within 12 months preceding any receivership, compulsory liquidation, creditors voluntary liquidation, administration, company voluntary arrangement or any composition or arrangement with that company's creditors generally or with any class of its creditors;

(iv) has been a partner in a partnership at the time of or within 12 months preceding any compulsory liquidation, administration or partnership voluntary arrangement of such partnership;

(v) has had his or her assets the subject of any receivership or has been a partner of a partnership at the time of or within 12 months preceding any assets thereof being the subject of a receivership; or

(vi) has been subject to any public criticism by any statutory or regulatory authority (including any recognised professional body) nor has ever been disqualified by a court from acting as a director of a company or from acting in the management or conduct of the affairs of a company.

(d) No Director has, or has had, any interest in any transaction which is or was unusual in its nature or conditions or which is, or was, significant in relation to the business of the Group and which was effected by any member of the Group during the current or immediately preceding financial year, or during any earlier financial year, and remains in any respect outstanding or unperformed.

(e) No outstanding loans or guarantees have been granted by any member of the Group to any of the Directors.

(f) SAB is guided by the letter and spirit of the values expressed in the Combined Code issued by the UK Listing Authority. Account is also taken of institutional shareholder and government guidance on disclosure and shareholder authorisation, including regional government initiatives such as the King Code of Corporate Practice and Conduct 2002 in South Africa. Separate committees of the Board deal with audit, remuneration and nominations. The Audit Committee is chaired by John Manser and comprises Miles Morland, Michael Levett, the Lord Fellowes, Henry Slack and Dr. Conrad Barend Strauss. The Nomination Committee is chaired by Lord Renwick of Clifton and comprises J Meyer Kahn, Miles Morland and The Lord Fellowes. The Remuneration Committee is chaired by Lord Renwick of Clifton and comprises J Meyer Kahn, Miles Morland and John Manser.

(g) As at 29 May 2002, the latest practicable date prior to the publication of this document, the interests in the Ordinary Shares which have been notified by each Director pursuant to section 324 and section 328 of the Companies Act, or are required pursuant to section 325 of the Companies Act to be entered in the register referred to therein were:

Directors	Beneficial holding at 29 May 2002	Options and/or conditional awards held at 29 May 2002	% of issued share capital before the Transaction	% of issued share capital following the Transaction
J M Kahn	1,470,578	400,000	0.222	0.147
E A G Mackay	6	1,112,369	0.132	0.088
N J Adami	8,655	433,301	0.053	0.035
R L Lloyd	37,004	411,022	0.053	0.035
A C Parker	17,700	273,407	0.035	0.023
M H Simms	—	400,983	0.048	0.032
M I Wyman	120,000	531,122	0.077	0.051
The Lord Fellowes	1,000	—	0.000	0.000
M J Levett	40,000	—	0.005	0.003
P J Manser	—	—	—	—
M Q Morland	14,800	—	0.002	0.001
Ning Gaoning	—	—	—	—
M C Ramaphosa	4,000	—	0.000	0.000
Lord Renwick of Clifton	4,000	—	0.000	0.000
H R Slack	—	—	—	0.000
Dr C B Strauss	200	—	0.000	0.000

(h) As at 29 May 2002, the latest practicable date prior to the publication of this document, no connected person of a Director had any interest which would, if the connected person were a Director, be required to be notified by the Director pursuant to section 324 and 328 of the Companies Act or required pursuant to section 325 of the Companies Act to be entered in the register referred to therein, and the existence of which is known to or could with reasonable diligence be acertained by that Director.

(i) As at 29 May 2002, the latest practicable date prior to the publication of this document, the following options and rights over shares in SAB were outstanding under the Share Option Schemes:

CURRENT OUTSTANDING OPTIONS AS AT 3 MAY 2002
RSA EXECUTIVE SHARE PURCHASE SCHEME

Date of Grant	Ordinary Shares	Exercise price R	Earliest date to exercise	Latest date to exercise
24 May 1993	40,000	25.38	24.05.1998	24.05.2003
10 November 1993	30,000	27.19	10.11.1998	10.11.2003
14 April 1994	140,000	34.55	14.04.1999	14.04.2004
28 October 1994	70,000	40.09	28.10.1999	28.10.2004
24 May 1995	78,000	44.46	24.05.2000	24.05.2005
15 August 1995	20,000	47.87	15.08.2000	15.08.2005
29 September 1995	35,000	48.77	29.09.2000	29.09.2005
21 November 1995	45,000	51.18	21.11.2000	21.11.2005
29 May 1996	1,030,000	53.63	29.05.2001	29.05.2006
20 August 1996	275,000	50.43	20.08.2001	20.08.2006
31 January 1997	40,000	52.14	31.01.2002	31.01.2007
28 May 1997	602,000	53.95	28.05.2002	28.05.2007
12 November 1997	306,000	53.10	12.11.2002	12.11.2007
19 January 1998	570,000	48.62	19.01.2003	19.01.2008

Date of Grant	Ordinary Shares	Exercise price R	Earliest date to exercise	Latest date to exercise
18 August 1998	40,000	43.29	18.08.2003	18.08.2008
14 September 1998	646,000	32.84	14.09.2003	14.09.2008
11 November 1998	1,711,000	46.40	11.11.2003	11.11.2008
27 May 1999	162,500	50.90	27.05.2004	27.05.2009
1 September 1999	35,000	50.05	01.09.2004	01.09.2009
25 November 1999	268,000	56.50	25.11.2004	25.11.2009
2 June 2000	694,500	43.09	02.06.2005	02.06.2010
1 December 2000	1,150,000	45.97	01.12.2005	01.12.2010
1 June 2001	387,000	59.15	01.06.2006	01.06.2011
30 November 2001	1,656,000	67.05	30.11.2006	30.11.2011
Total	10,031,000			

UK UNAPPROVED EXECUTIVE SHARE OPTION NO (2) SCHEME

Date of Grant	Ordinary Shares	Exercise price £	Earliest date to exercise	Latest date to exercise
9 March 1999	407,206	4.85	09.03.2002	09.03.2009
27 May 1999	166,537	5.17	27.05.2002	27.05.2009
1 September 1999	12,180	5.14	01.09.2002	01.09.2009
2 June 2000	1,277,706	4.11	02.06.2003	02.06.2010
1 December 2000	58,380	4.22	01.12.2003	01.12.2010
1 June 2001	1,519,053	5.16	01.06.2004	01.06.2011
30 November 2001	89,210	4.72	30.11.2004	30.11.2011
Total	3,530,272			

UK APPROVED SHARE OPTION SCHEME

Date of Grant	Ordinary Shares	Exercise price £	Earliest date to exercise	Latest date to exercise
16 March 1999	44,688	5.37	16.03.2002	16.03.2009
27 May 1999	5,802	5.17	27.05.2002	27.05.2009
2 June 2000	21,897	4.11	02.06.2003	02.06.2010
1 December 2000	7,109	4.22	01.12.2003	01.12.2010
1 June 2001	17,442	5.16	01.06.2004	01.06.2011
30 November 2001	19,068	4.72	30.11.2004	30.11.2011
Total	116,006			

UK PERFORMANCE SHARE AWARD SCHEME

Date of Grant	Ordinary Shares	Exercise price £	Date by which performance condition must be satisfied
9 March 1999	190,057	1	09.03.2002
2 June 2000	261,383	nil	01.06.2003
1 June 2001	229,015	nil	01.06.2004
30 November 2001	6,929	nil	30.11.2004
Total	687,384		

(j) None of the Directors exercised any options during the year ended 31 March 2002.

(k) The options and awards referred to above were granted for no monetary consideration.

5. Directors' Service Agreements and Emoluments

5.1 The aggregate of the remuneration paid and benefits in kind granted to the Directors of SAB (including all employer contributions to healthcare, life cover, disability cover and retirement contributions) by members of the Group, distinguishing between executive and non-executive Directors, amounted in total to £3,002,725 for the year ended 31 March 2001 and were as follows:

Director	Salaries	Fees	Bonuses	Benefits	Total
J M Kahn	—	£100,000	—	£6,507	£106,507
E A G Mackay	£484,160	—	£128,500	£283,354	£896,014
N J Adami	£160,269	—	£32,000	£46,197	£238,466
R L Lloyd	£270,066	—	£83,005	£186,992	£540,063
A C Parker	—	—	—	—	—
M H Simms	£220,858	—	£57,612	£86,963	£365,433
M I Wyman	£280,000	—	£64,400	£266,384	£610,784
The Lord Fellowes	—	£36,000	—	£324	£36,324
M J Levett	—	£32,500	—	—	£32,500
P J Manser	—	—	—	—	—
M Q Morland	—	£35,000	—	£310	£35,310
Ning Gaoning	—	—	—	—	—
M C Ramaphosa	—	£30,000	—	—	£30,000
Lord Renwick of Clifton	—	£48,500	—	—	£48,500
H R Slack	—	£32,500	—	£324	£32,824
Dr C B Strauss	—	£30,000	—	—	£30,000

5.2 (a) International Employee Share Scheme

A specific element of compensation of Miller employees, which the terms of the Transaction Agreement will require to be maintained, is the provision of stock options to US competitive market levels. The Company, therefore, proposes to establish a third stock option plan to incentivise predominantly US-based executives. A detailed summary of this new plan is contained in paragraph 7.6 of this Part 9.

This plan will be subject to the normal dilution limits currently applied to all employee and "executive" plans, which use newly issued shares and will, in addition, specify a maximum number of shares which may be used for Incentive Stock Options ("ISOs") which qualify for favourable income tax treatment under current US tax laws.

Individual participation will be limited under policy established by the Remuneration Committee to reflect prevailing market conditions from time to time. It is not normal US practice to apply performance conditions to the vesting of stock options and the levels of grants previously made to Miller employees have had expected values which reflect this. Grants under the new plan proposed by SAB will also not normally have performance conditions on exercise. Performance conditions on exercise would reduce the expected values and, therefore, require proportionally larger grants in terms of face value of shares under option.

A consequence of the provision of stock options to US employees at competitive levels would be to exceed the internal flow rate limits within the current SAB Share Option Schemes. It is therefore, proposed that these plans be amended by the removal of the limits on the grant of options preventing the issue of new shares of more than 3 per cent. in three years and 2.5 per cent. in four years after the listing of SAB in March 1999. These internal limits are no longer required by the Association of British Insurers guidelines.

(b) SAB Remuneration Philosophy

The overall strategy of the Remuneration Committee has been to ensure that executive directors and senior managers are rewarded for their contribution to the Group's operating and financial performance at levels which take account of industry, market and country benchmarks. In the application of its policy, the Remuneration Committee also has had regard to the necessity of being competitive in the different parts of the world in which the Company operates. The base pay of the executive directors has been based on median pay levels of the 15 companies either side of SAB's FTSE 100 Index position as at its financial year end. The short-term incentives and long-term incentives received by the executives have been based on multiples of that base pay and have been provided under plans, summary details of which are set out on pages 241 to 248 of this document.

If the Transaction is completed successfully, the size and geographic reach of SAB will be very different from the current position. In addition, the new sizeable US operation will have a remuneration mix that varies significantly from that of SAB. The Remuneration Committee policies will continue to have regard to pay levels in the 15 companies either side of SAB's position in the FTSE 100 Index, but with SAB's increased exposures to the global market place, will be related also to the compensation levels of the principal international competitors operating in the market in which it is engaged.

(c) Incentivisation of Executive Directors

With the Transaction it is proposed that the number of executive directors on the Board will be reduced to two—the Group CEO and Group CFO. In these circumstances the Remuneration Committee will be concerned to ensure that these executive directors, who have to a large extent been responsible for the successful transformation of the Company into a London based but global business and will be responsible for the execution of the required strategy, are incentivised in line with shareholder interests to ensure value creation in the Enlarged Group and retained during the demanding period of integration that lies ahead.

The Remuneration Committee of the Company is aware that these executives are highly regarded in the industry and their remuneration needs to be aligned with the task they are being required to undertake. The Remuneration Committee attaches the highest importance to their retention and motivation and therefore proposes to make exceptional awards, as allowed under the current SAB Share Award Scheme already approved by Shareholders, to the following:

EAG Mackay A total of 240,000 Ordinary Shares
MI Wyman A total of 160,000 Ordinary Shares

These awards will vest after three years subject to the attainment of total shareholder return (TSR) superior to the FTSE Comparator Group and the financial performance of the Company.

5.3 Messrs Mackay, Lloyd and Wyman have service contracts with the Company dated 27 February 2000, 1 October 2000 and 26 February 1999, respectively. Mr Simms has separate service contracts with the Company dated 1 October 2000, in respect of duties in relation to the Board and with SAB International Management Limited, a Guernsey subsidiary of the company, reflecting his role in the management of the European operations. Messrs Adami and Parker have separate service contracts with the Company dated 23 February 1999 and 31 March 2000 respectively and also with SAB Limited, a wholly owned subsidiary of the Company, in respect of certain of their duties.

Details of the remuneration and benefits in kind granted to the executive Directors are set out in paragraph 5.1 above.

The service contracts of the executive Directors may be terminated by either party giving to the other party 12 months written notice of termination but the Company reserves the right to terminate the executive Director's employment by a payment in lieu of the whole or any part of any period of notice given or required to be given to or by the Company, save that if the Company terminates the executive Director's employment within 12 months of a change of control of the Group, the executive Director shall be entitled to receive a payment equivalent to 24 months' basic salary plus Company pension contributions in the form of liquidated damages which shall be inclusive of any entitlement to notice pay.

Each service contract includes provision for pension arrangements, medical insurance, permanent health insurance, a company car or car allowance at their choice and death in service benefit.

The Directors are entitled to participate in the Company's employees' share schemes. These currently include the SAB Approved Executive Share Option Scheme, the SAB Executive Share Option (No. 2) Scheme and the SAB Share Award Scheme. Further details of these schemes are set out in paragraph 7 of this Part 9. The Remuneration Committee policy in respect of the operation of these schemes is set out on page 232.

Messrs Mackay, Lloyd and Wyman, having relocated to the UK, were each paid £8,333 per month housing allowance to assist with the costs of UK accommodation. This covered the 12 month period April 2000 to 31 March 2001 for Mr Mackay and Mr Wyman and the six month period to 31 March 2001 for Mr Lloyd. These allowances are payable for 36 months from relocation.

The Lord Fellowes, Lord Renwick of Clifton and Messrs Morland, Kahn, Slack, Levett, Strauss and Ramaphosa have accepted letters of appointment as non-executive Board members dated 23 February 1999. Messrs Ning Gaoning and Manser have accepted letters of appointment as non-executive Directors dated 24 December 2001 and 20 June 2001, respectively.

Details of the annual fees and other benefits received by the non-executive Directors are set out in paragraph 5.1 above.

Further details of the executive Directors' emoluments are set out in Part 4.

5.4 Save as disclosed in this paragraph 5, there are no existing or proposed service contracts between any Director and SAB.

6. Summary of the Articles of Association

The following is a summary of the material provisions of the Articles of Association which are available for inspection as provided in paragraph 19 of this Part 9.

6.1 Dividends

(a) SAB may by ordinary resolution declare dividends to be paid to the members according to their respective rights, but no such dividend shall exceed the amount recommended by the Directors. Except as otherwise provided by the rights attached to shares, all dividends shall be declared and paid according to the amounts paid up on the shares in respect of which the dividend is paid, but no amount paid up on a share in advance of calls shall be treated for these purposes as paid up on the share. All dividends shall be apportioned and paid pro rata according to the amounts paid up on the shares during any portion or portions of the period in respect of which the dividend is paid, except that if any share is issued on terms that it shall rank for dividend as if paid up (in whole or in part) as from a particular date, such share shall rank for dividend accordingly.

(b) Any dividend unclaimed after a period of 12 years from the date on which such dividend became payable shall be forfeited and shall revert to SAB.

(c) The Directors may, with the sanction of an ordinary resolution of SAB, offer to Ordinary Shareholders the right to elect to receive, in lieu of dividend (or part thereof), an allotment of new Ordinary Shares credited as fully paid.

(d) The Directors may at their discretion make provisions to enable any member as they shall from time to time determine to receive dividends duly declared in a currency or currencies other than US dollars.

(e) The Directors have the power to introduce special dividend payment arrangements for shareholders resident in any particular jurisdiction where this appears to the Directors to be advantageous to SAB in terms of the elimination of foreign exchange risks, the simplification of exchange control requirements, the maximisation of the efficiency of SAB's dividend payment arrangements or in any other manner which appears to the Directors to be to the benefit of SAB, while still ensuring that individual shareholders are in broadly the same position that they would have been had they received dividend directly from SAB in the currency of the particular jurisdiction in which they are resident.

6.2 Winding-up

If SAB is wound up, the liquidator may, with the authority of an extraordinary resolution and any other authority required by statute:

(a) divide amongst the members *in specie* the whole or any part of the assets of SAB (whether or not they shall consist of property of one kind) and may, for such purpose, set such value as he deems fair upon any property to be divided and may determine how such division shall be carried out between the members or different classes of members; and

(b) vest the whole or any part of the assets in trustees upon such trusts for the benefit of members as the liquidator may decide but so that no shareholder is compelled to accept any shares in respect of which there is a liability.

6.3 Voting

Subject to any rights or restrictions as to voting attached to any shares, every member who (being an individual) is present in person or (being a corporation) is present by a duly authorised representative at any meeting of SAB and entitled to vote shall have one vote on a show of hands and on a poll every member who is present in person or (being a corporation) by duly authorised representative or by proxy shall have one vote for every share of which he is the holder.

Under the Companies Act certain matters require the sanction of a special resolution of SAB. Such a resolution requires a 75 per cent. majority.

6.4 Suspension of rights

If any member, or any other person appearing to be interested in shares held by such member, has been duly served with a notice under section 212 of the Companies Act and is in default at the end of the time specified in that notice by not supplying to SAB the information thereby required, then the Directors may in their absolute discretion by notice on such member direct that the member shall not (until such time as the direction ceases to have effect) be entitled to attend or vote either personally or by proxy at a shareholders' meeting or to exercise any other right conferred by membership in relation to shareholders' meetings in respect of the shares in relation to which the default occurred ("Default Shares").

Where the Default Shares represent 0.25 per cent. or more of the issued shares of the class in question, the Directors may in their absolute discretion also direct that any dividend or other amount which would otherwise be payable in respect of the Default Shares may be retained by SAB until such time as the direction ceases to have effect without any liability to pay interest and/or that no transfer of any of the shares held by such member shall be registered unless the transfer is an approved transfer (as defined in the Articles) or, if the Default Shares are in uncertificated form, registration of the transfer is required by the Uncertificated Securities Regulations 2001 (the "Regulations"). Any notice shall cease to have effect in relation to any shares which are transferred by such member by means of an approved transfer. For the purpose of the above provisions a direction will not become effective until the later of the date of the direction and the date falling 14 days from the date of service of the notice under section 212 of the Companies Act.

6.5 Variation of rights

The rights attached to any class of shares may, subject to the provisions of the Statutes (as defined below), be varied either with the consent in writing of the holders of three-quarters in nominal value of the issued shares of that class or with the sanction of an extraordinary resolution passed at a separate meeting of the holders of the shares of that class (but not otherwise). All the provisions of the Articles relating to general meetings apply to any such separate meeting except that at a separate general meeting the necessary quorum shall be a holder or holders of shares of that class present in person or by proxy holding not less than one-third in nominal value of the issued shares of the class (but so that at any adjourned meeting any holder of shares of the class present in person or by proxy shall be a quorum) and any holder of shares of the class present in person or by proxy may demand a poll and every such holder shall on a poll have one vote for every share of the class held by him.

6.6 Alteration of share capital

SAB may by ordinary resolution:

(a) consolidate and divide all or any of its share capital into shares of larger nominal value than its existing shares;

(b) cancel any shares which, at the date of the passing of the resolution, have not been subscribed, or agreed to be subscribed, by any person and diminish the amount of its share capital by the amount of the shares so cancelled; and

(c) subdivide its shares, or any of them, into shares of smaller nominal value than is fixed by the Memorandum of Association and the resolution by which any share is subdivided may determine that, as between the holders of the shares resulting from such subdivision, one or more of the shares may have such preferred or other special rights over, or may have such deferred rights, or be subject to any such restrictions as compared with the others as SAB has power to attach to shares upon allotment.

Subject to the provisions of the Companies Act, the Regulations and each Act and statutory instrument for the time being in force concerning companies and affecting SAB (the

"Statutes") and of the Articles, SAB may purchase its own shares (including any redeemable shares) at any price.

SAB may by special resolution reduce its share capital and any capital redemption reserve and any share premium account in any manner authorised by the Statutes.

Any share buyback will be performed in accordance with the Listing Rules and the Model Code.

6.7 Issue of shares

Pursuant to and in accordance with section 80 of the Companies Act the Directors are generally and unconditionally authorised to exercise during each section 80 Period (as defined in the Articles) all SAB's powers to allot (with or without conferring a right of renunciation), and to make offers or agreement to allot, relevant securities up to a nominal amount equal to the section 80 Amount (as so defined).

6.8 Shares in uncertificated form

Subject to the Regulations, the Directors may resolve that a class of shares is to become a participating security (as defined in the Articles) or that a class of shares must cease to be a participating security. While a class of shares is a participating security, the Articles only apply to an uncertificated share of that class to the extent that they are consistent with the holding of shares of that class in uncertificated form, the transfer of title to shares of that class by means of a relevant system and the Regulations. A class of shares is not to be treated as two classes by virtue only of that class comprising both shares in certificated and uncertificated form or as a result of any provision of the Articles or the Regulations applying only in respect of shares in certificated or uncertificated form.

6.9 Transfer of shares

(a) A transfer of a share in certificated form shall be effected by transfer in writing in any usual or common form or in any other form which the Directors may approve. A transfer need not be under seal provided that every transfer by a corporation shall be under seal unless the Directors decide to recognise a transfer under hand by a person properly authorised to sign on the corporation's behalf. The instrument of transfer of a share in certificated form shall be signed by or on behalf of the transferor and in the case of a partly paid share by or on behalf of the transferee. The transferor of a share is deemed to remain the holder of the share until the name of the transferee is entered in the Register in respect of the share. A transfer of a share in uncertificated form shall be made in accordance with and subject to the Regulations and the facilities and requirements of the relevant system and in accordance with any arrangements made by the Directors pursuant to the Articles.

(b) The Directors may refuse to register a transfer of a certificated share unless the instrument of transfer:

(i) is in respect of only one class of share;

(ii) is duly stamped (if stampable) and is lodged at the transfer office or such other place as the Directors may prescribe and is accompanied by the certificate for the share to which it relates and such other evidence as the Directors may reasonably require to show the right of the transferor to make the transfer (and, if the instrument of transfer is executed by a person on the transferor's behalf, the authority of that person to do so); and

(iii) is in favour of not more than four transferees jointly.

(c) The Directors may in their absolute discretion and without giving a reason refuse to register the transfer of a certificated share which is not fully paid or the transfer of a certificated share on which SAB has a lien. The Directors will not exercise these rights so as

to prevent dealings on the London Stock Exchange taking place on an open and proper basis.

(d) If the Directors refuse to register a transfer of a certificated share they shall within two months after the date on which the transfer was lodged with SAB send to the transferee notice of the refusal and (except in the case of fraud or suspected fraud) return the instrument of transfer and any accompanying certificate to the person presenting the same.

(e) Subject to the Statutes and in exceptional circumstances approved by the London Stock Exchange, the Directors may refuse to register a transfer of a share (including, without limitation, a fully paid share) if the refusal does not disturb the market operated by the London Stock Exchange.

6.10 Directors

(a) Unless otherwise determined by ordinary resolution of SAB and subject to the Statutes, the Directors shall not be less than two nor more than 25 in number.

(b) Neither a Director nor an alternate Director shall be required to hold qualification shares.

(c) The Directors (other than those holding executive office) are entitled to remuneration by way of fees for their services as Directors. The total amount of that remuneration shall not exceed £750,000 in each year or such higher amount (if any) decided by SAB by ordinary resolution. Such remuneration shall be divisible among the Directors as they may by resolution determine, or, failing agreement, equally. The remuneration is deemed to accrue daily. Any remuneration payable to any Director pursuant to these provisions may, if the Director concerned requests and the Directors agree, consist in whole or in part of payments by way of pension contributions or premiums to secure pension benefits. A Director appointed to an executive office or who serves on a committee or who devotes special attention to SAB's business or otherwise performs services which the Directors decide are outside the scope of the ordinary duties of a Director or who goes or resides abroad in connection with SAB's business may be paid such extra remuneration (whether by way of salary, permission or percentage of profits or otherwise) as the Directors may decide. A Director may be paid such reasonable travelling, hotel and other expenses as he may properly incur in connection with the discharge of his duties including attending or returning from meetings of the Directors or any committee of the Directors or general meetings.

(d) The Directors may:

(i) establish and maintain, or procure the establishment and maintenance of, or otherwise contribute to a non-contributory or contributory pension or superannuation fund or arrangement, share option or share incentive scheme, profit-sharing scheme or trust for the benefit of any person who is or was at any time in the employment or service of SAB or an associated company or a spouse, former spouse, relative or dependant of such a person (a "Relevant Person");

(ii) give, or procure the giving of, donations, gratuities, pensions, allowances, death or disability benefits or emoluments to, or to a person in respect of, a Relevant Person;

(iii) establish and subsidise, or subscribe to, an institution, association, club or fund calculated to be for the benefit of, or to advance the interests and well-being of, SAB, an associated company or a Relevant Person; or

(iv) make payments for, or towards, the insurance of a Relevant Person.

Subject to the Statutes, a Director may participate in or retain for his own benefit a donation, gratuity, pension, pension allowance, death or disability benefit or emolument

paid pursuant to the above provisions and the receipt of such a benefit does not disqualify a person from being or becoming a Director.

(e) To the extent permitted by the Statutes, the Directors may purchase and maintain insurance in respect of any liability incurred by any Director, officer or employee of SAB or any associated company in respect of an act or omission in the actual or purported execution or discharge of his duties, or in the exercise or purported exercise of his powers, or otherwise in relation to his duties, powers or offices.

(f) A Director may hold any other office or place of profit under SAB in conjunction with his office of Director on such terms as to tenure of office, remuneration or otherwise as the Board of Directors may determine.

(g) A Director, or a company or firm in which he is interested, may act in a professional capacity for SAB (other than as auditor). That Director, company or firm is entitled to remuneration (by way of salary, commission, fee, participation in profits, pension, superannuation or otherwise) for services provided as if he were not a Director.

(h) Subject to the Statutes, no Director is disqualified by his office from contracting with SAB or any other company in which SAB may be interested, either with regard to his tenure of any other office or place of profit or as vendor, purchaser or otherwise. Subject to the Statutes, no such contract nor any other contract in which a Director is in any way directly or indirectly interested is liable to be avoided, nor is a Director so contracting or being so interested liable to the account of SAB for any profit realised by such a contract, if the nature of his interest has been declared in accordance with the provisions of the Articles.

(i) Save as otherwise provided in the Articles, a Director may not vote at a meeting of directors in respect of any contract, transaction, arrangement or proposal in which he has a material interest otherwise than by virtue of interests in shares, debentures or other securities of, or otherwise in or through, SAB. A Director shall not be counted in the quorum present on a motion in respect of such a contract, transaction, arrangement or proposal. Subject to complying with the provisions of the Articles with respect to disclosure of his interest, these prohibitions shall not apply to:

(i) any contract, transaction, arrangement or proposal concerning an offer of shares, debentures or other securities of SAB or any of its subsidiaries or subsidiary undertakings in which the Director is or may be entitled to participate as holder of securities or in the underwriting or sub-underwriting of which the Director is to participate; or

(ii) any contract, transaction, arrangement or proposal for giving any Director a security guarantee or indemnity in respect of money lent or obligations incurred by him at the request of or for the benefit of SAB or any of its subsidiary undertakings or for giving any security, guarantee or indemnity in respect of a debt or obligation of SAB or any of its subsidiary undertakings for which that Director himself has assumed responsibility in whole or in part under a guarantee or indemnity, or by the giving of security; or

(iii) any contract, transaction, arrangement or proposal concerning any other company in which that Director is interested directly or indirectly, whether through a connected person or otherwise and whether as an officer, creditor, shareholder or otherwise, provided that he and any person connected with him do not to his knowledge hold an interest in 1 per cent. or more of the issued equity share capital of such company or of any third company through which his interest is derived or of the voting rights available to members of the relevant company (any such interest being deemed for this purpose to be a material interest in all the circumstances); or

(iv) any contract, transaction, arrangement or proposal concerning insurance for the benefit of Directors or persons including the Directors; or

(v) any contract, transaction, arrangement or proposal for the benefit of employees of SAB or of any of its subsidiary undertakings (including, but not limited to, an employees' share scheme) which does not award the Director any privilege or benefit not generally awarded to the employees to whom such arrangement relates.

(j) Each Director shall retire from office on the date which is three years from his appointment or last re-appointment unless he has been re-appointed on or prior to such date. A retiring Director is eligible for re-appointment.

6.11 Borrowing powers

The Directors shall restrict the borrowings of SAB and exercise all voting and other rights, powers of control or rights of influence exercisable by SAB in relation to its subsidiary undertakings (if any) so as to secure (so far, as regards subsidiary undertakings, as they can secure by such exercise, having regard to the fiduciary duties of the directors of such undertakings) that the aggregate amount for the time being remaining outstanding at any time of all moneys borrowed by the Group and for the time being owing to persons outside the Group less the aggregate amount of Current Asset Investments (as defined in the Articles) shall not at any time without the previous sanction of an ordinary resolution of SAB exceed an amount equal to two times the Adjusted Capital and Reserves (as defined in the Articles).

6.12 Untraced shareholders

SAB may sell in such manner as the Directors decide at the best price reasonably obtainable a share of a member or a share to which a person is entitled by transmission if:

(a) during a period of 12 years SAB has paid at least three dividends (whether interim or final) in respect of the share and during that period no dividend cheque or warrant sent by SAB through the post in a pre-paid letter addressed to the member or the person at his address on the Register of Members or the last known address given by the member or the person to which cheques and warrants are to be sent has been cashed;

(b) on or after the expiry of the said period of 12 years SAB shall have given notice of its intention to sell the share by advertisement in a national newspaper circulating in the United Kingdom and in a newspaper circulating in the area of the relevant said address referred to in paragraph (a) above;

(c) during the said period of 12 years and the period of three months following the said advertisements, SAB has not received any communication from such member or person entitled by transmission to such shares; and

(d) SAB has notified the London Stock Exchange of its intention to do so.

SAB shall account to the member or other person for the net proceeds of the sale by carrying an amount in respect of the net proceeds to a separate account which is a permanent debt of SAB. SAB is deemed to be a debtor and not a trustee for the member or other person in respect of that amount. The Directors may invest or otherwise use for SAB's benefit an amount carried to a separate account until it is claimed. Any money earned on an amount so invested or used belongs to SAB and it is not obliged to account for it to the member or other person.

6.13 Capitalisation of profits and reserves

The Directors may with the authority of an ordinary resolution of SAB:

(a) resolve to capitalise any undistributed profits of SAB not required for paying any preferential dividend (whether or not they are available for distribution) or any sums

standing to the credit of any reserve or other fund, including, without limitation, SAB's share premium account and capital redemption reserve if any;

(b) appropriate the sum resolved to be capitalised to the members or any class of members on the record date specified in the relevant resolution who would have been entitled to it if it were distributed by way of dividend and in the same proportions;

(c) apply that sum on their behalf either in or towards paying up the amounts, if any, for the time being unpaid on any shares held by them respectively, or in paying up in full unissued shares, debentures or other obligations of SAB of a nominal amount equal to that sum provided that the share premium account, capital redemption reserve and any profits which are not available for distribution may only be applied in paying up unissued shares to be allotted to members credited as fully paid;

(d) allot the shares, debentures or other obligations credited as fully paid to those members, or as they may direct, in those proportions, or partly in one way and partly in the other;

(e) where shares or debentures would otherwise become distributable in fractions, make such provision as they decide for any fractional entitlements; or

(f) authorise any person to enter, on behalf of all the members concerned, into an agreement with SAB providing for either:

  (i) the allotment to those members respectively, credited as fully paid, of any shares, debentures or other obligations to which they are entitled on the capitalisation; or

  (ii) the payment up by SAB on behalf of the members of the amounts, or any part of the amounts, remaining unpaid on the existing shares, and any agreement made under that authority is binding on all those members; and

  (iii) generally do all acts and things required to give effect to the ordinary resolution.

6.14 Deferred Shares

The holders of the Deferred Shares do not have the right to receive notice of any general meeting of SAB nor the right to attend, speak or vote at any such general meeting. The Deferred Shares have no rights to dividends and, on a return of assets in a winding-up, entitle the holder only to the repayment of the amounts paid upon such shares after repayment of the capital paid up on the Ordinary Shares plus the payment of US$10,000,000 per Ordinary Share. SAB has irrevocable authority at any time to appoint any person to execute on behalf of the holders of the Deferred Shares a transfer of the Deferred Shares or an agreement to transfer and/or to acquire the Deferred Shares (in accordance with the provisions of the Companies Act and subject to the minimum capital requirements contained in the Companies Act), and without making any payment to or obtaining the sanction of the holders of the Deferred Shares, to such persons as SAB may determine as custodian of the Deferred Shares and, pending such transfer and/or acquisition, to retain the certificate for the Deferred Shares.

7. Employees' share schemes

General

SAB operates the following employees' share schemes:

- the SAB Approved Share Option Scheme;
- the SAB Executive Share Option (No. 2) Scheme;
- the SAB Share Award Scheme;
- the SAB Mirror Executive Share Purchase Scheme; and
- the SAB Limited Executive Share Purchase Scheme (closed for new awards).

Details of these schemes are set out in this section together with a description of the New Share Scheme which SAB shareholders are asked to approve.

7.1 Summary of the principal features of the SAB Approved Share Option Scheme (the "Approved Option Scheme")

The Approved Option Scheme is approved by the United Kingdom Inland Revenue under Schedule 9 to the Income and Corporation Taxes Act 1988 ("Schedule 9").

(a) Administration

The Approved Option Scheme is administered by a committee of non-executive Directors of SAB (the "Committee") in accordance with its rules.

(b) Eligible employees

Options may be granted to such employees and full-time directors (being those directors who are obliged to devote substantially the whole of their working time to the Group and in any event not less than 25 hours per week) of SAB or any of its participating subsidiaries as the Committee shall select. The Committee may not select anyone who is within two years of normal contractual retirement age (unless SAB in general meeting shall waive such requirement) or has a material interest in SAB and is therefore prohibited from participating in the Approved Option Scheme by paragraph 8 of Schedule 9.

(c) Grant of options over Ordinary Shares

Options may be granted within the period of 42 days following (i) the preliminary announcement of the annual or half yearly results of SAB, (ii) the expiry of any restrictions on the grant of options by SAB, (iii) the announcement or coming into force of any amendments to legislation affecting share option schemes, or (iv) at any other time if the Committee in its absolute discretion determines that the circumstances are sufficiently exceptional to justify the grant of an option. No option may be granted later than 10 years from the date of adoption of the Approved Option Scheme. Options granted under the Approved Option Scheme are personal to the option holder and may not be transferred. Benefits under the Approved Option Scheme are not pensionable.

(d) Exercise price

The price at which options may be exercised is determined by the Committee and may not be less than the greater of:

(i) in the case of options to subscribe Ordinary Shares, the nominal value of an Ordinary Share; and

(ii) at any time when the Ordinary Shares are listed, the middle-market quotation of an Ordinary Share as derived from the Official List of the London Stock Exchange on the dealing day immediately preceding the date of grant of an option (or if the Committee so determines, the average of such quotations for the three dealing days immediately preceding the date of grant of an option).

No consideration is payable for the grant of an option.

(e) Limits

The Approved Option Scheme is subject to the following limits:

(i) no option may be granted if, as a result, the aggregate number of Ordinary Shares issued and issuable pursuant to options granted under the Approved Option Scheme or any other executive share option scheme adopted by SAB in general meeting would in any period of 10 years following admission of SAB to the London Stock Exchange ("Admission") exceed 5 per cent. of the issued ordinary share capital of SAB from time to time;

(ii) no option may be granted if, as a result, the aggregate number of Ordinary Shares issued and issuable pursuant to options granted under the Approved Option Scheme, or under any other employees' share scheme adopted by SAB in general meeting would in any period of 10 years following Admission exceed 10 per cent. of the issued ordinary share capital of SAB from time to time;

(iii) no option may be granted if, as a result, the aggregate number of Ordinary Shares which may be issued pursuant to options granted under the Approved Option Scheme and any other executive share option scheme adopted by SAB in general meeting in the period of four years from the date of adoption of the Approved Option Scheme would exceed 2.5 per cent. of the issued ordinary share capital of SAB from time to time;

(iv) no option may be granted if, as a result, the aggregate number of Ordinary Shares which may be issued pursuant to options granted under the Approved Option Scheme and any other employees' share scheme adopted by SAB in general meeting would in any three year period following Admission exceed 3 per cent. of the issued ordinary share capital of SAB from time to time; and

(v) no option may be granted to any person if as a result the aggregate exercise price of Ordinary Shares issuable pursuant to options granted to that person under the Approved Option Scheme and any other United Kingdom Inland Revenue approved executive share option scheme exceeds £30,000.

(f) Exercise of options

(i) An option will not normally be exercisable before the expiry of three years from the date of grant. An option may be exercisable earlier if the option holder dies, if the option holder's employment terminates by reason of injury, disability, ill-health, redundancy, retirement at normal retirement age or early retirement, or his employer ceases to be a member of the Group, or because the business in which he is employed is transferred out of the Group. If an option holder ceases to be employed for any other reason his options will lapse unless the Committee determines otherwise. Options will lapse on the expiry of 10 years from the date of grant. Special provisions governing the exercise of options apply in the event of a takeover or liquidation of SAB.

(ii) In accordance with the Joint Statement issued by the United Kingdom National Association of Pension Funds and Association of British Insurers, the Committee on the date of grant of any option will specify the objective performance target(s) which must be satisfied prior to the exercise of such option. Options will not normally be exercisable unless over the three year period from the date of grant there has been a significant and sustained improvement in the underlying financial performance of SAB. Performance may currently only be retested after the fourth and fifth anniversaries of the date of grant.

(g) Ordinary Shares

Ordinary Shares issued on the exercise of an option will rank *pari passu* with existing Ordinary Shares except for any rights attached to such Ordinary Shares by reference to a record date prior to the date of allotment. The Company will use its reasonable endeavours to obtain admission to the Official List for any Ordinary Shares so allotted.

(h) Share capital

On any variation of the share capital of SAB by way of capitalisation or rights issue or by consolidation, sub-division or reduction of capital or otherwise, the Committee may make such adjustments as it considers appropriate to the exercise price and/or the number and/or the denomination of Ordinary Shares comprised in an option and/or the limits on the number of Ordinary Shares subject to the Approved Option Scheme, provided that there is no increase in the exercise price or, in the case of options to subscribe for Ordinary Shares, reduction below nominal value. No such adjustment may be made without the prior written confirmation from SAB's auditors that it is in their opinion fair and reasonable. No adjustment shall be effective until approved by the United Kingdom Inland Revenue.

(i) Amendments to the Approved Option Scheme

The Committee may amend the Approved Option Scheme at any time in any respect provided that no amendment shall be effective until it is approved by the United Kingdom Inland Revenue. The rules of the Approved Option Scheme relating to eligibility, limits on the number of Ordinary Shares available under the Approved Option Scheme, the basis for determining an eligible employee's participation and to amendment of the Approved Option Scheme may not, however, be amended to the advantage of existing or future optionholders without the prior approval of SAB in general meeting except that the Committee may:

(i) make any amendments necessary to secure or maintain approval by the United Kingdom Inland Revenue and to obtain or maintain favourable taxation, exchange control or regulatory treatment of SAB, any of its subsidiaries or any optionholder; and

(ii) make minor amendments to benefit the administration of the Approved Option Scheme.

No amendment may be made to alter to the material disadvantage of any optionholder any rights already acquired by him without the consent of optionholders holding options over at least 75 per cent. of the Ordinary Shares under option under the Approved Option Scheme.

7.2 Summary of the principal features of the SAB Executive Share Option (No. 2) Scheme (the "Unapproved Option Scheme")

The Unapproved Option Scheme is not intended to be approved by the United Kingdom Inland Revenue. The rules of the Approved Option Scheme summarised in section 7.1 above apply to the Unapproved Option Scheme unless otherwise specified. The main differences between the two schemes are summarised below.

(a) Eligible employees

The Committee may select any director or employee of any member of the Group to participate in the Unapproved Option Scheme who is obliged to devote the whole or substantially the whole of his working time to the Group.

(b) Limits

An option may not be granted under the Unapproved Option Scheme to any person if at the time it is granted, it would cause the amount for which Ordinary Shares may be subscribed pursuant to options granted to that person, in the previous 12 months under the Unapproved Option Scheme or under any other executive share option scheme of SAB

to exceed twice that person's basic salary. The remuneration committee may revise this limit in line with prevailing market practice in the United Kingdom.

7.3 Summary of the principal features of the SAB Share Award Scheme (the "Award Scheme")

The Award Scheme operates in conjunction with an employees' benefit trust. The Award Scheme is administered by a trustee having regard to recommendations made by the remuneration committee of the Board (the "Committee").

(a) Eligible employees

The Trustee may select any employee of the Group (including Executive Directors) to participate in the Award Scheme and having regard to recommendations made by the Committee.

(b) Grant of awards

An award may be either a provisional allocation of Ordinary Shares or the grant of an option with a nominal exercise price of £1 pursuant to the terms of the Award Scheme. Awards may be made within 42 days after (i) the preliminary announcement of the annual or half yearly results of SAB or (ii) at any time when the Trustee, having consulted the Committee, determines that the circumstances are sufficiently exceptional to justify the making of an award. The Trustee will determine when awards are to be made and the number of Ordinary Shares subject to each participant's award. The Trustee will also determine other terms of the award, including any performance criteria to be satisfied before Ordinary Shares subject to the award are released to a participant or the participant may exercise the award, when such Ordinary Shares may be released or the award exercised and provisions for early termination. Ordinary Shares which are the subject of awards will normally be released on the third anniversary of the date of grant of the awards. Awards will not normally be released or exercised unless over the three years from the date of grant there has been a significant and sustained improvement in the underlying financial performance of SAB.

(c) Release of Ordinary Shares

Ordinary Shares subject to an award will normally be released to or exercised by a participant provided any performance criteria to which it is subject are satisfied or, if the participant ceases to be employed by the Group by reason of death, retirement, injury or disability. Until Ordinary Shares are released, a participant has no legal right or entitlement to the Ordinary Shares. The Trustee may extend, reduce or waive conditions relating to the date of release of Ordinary Shares.

A participant's awards will lapse unless the Trustee determines otherwise if the participant ceases to be employed by the Group in any circumstances other than for the reasons listed above.

(d) Adjustment of Awards

The Trustee may at any time make such adjustments to any outstanding awards as it shall deem appropriate in the event of any capitalisation issue, rights issue, subdivision, consolidation or reduction or other variation in the share capital of SAB.

(e) Amendment

The Trustee with the consent of the Committee may make such amendments to the Award Scheme as it deems appropriate provided that:

(i) no such amendment may operate to affect adversely any right already acquired by a participant without his consent; and

(ii) the rules relating to eligibility, limits on the number of Ordinary Shares available under the Award Scheme, the basis for determining an eligible employee's participation and

to the amendment of the Award Scheme may not be amended to the advantage of existing or future participants without the prior approval of SAB in general meeting except that the Committees may make any amendments necessary to secure or maintain favourable taxation, exchange control or regulatory treatment of SAB, any of its subsidiaries or any participant and make minor amendments to benefit the administration of the Award Scheme.

(f) Termination

The Trustee may at any time having first consulted the Committee, terminate the Award Scheme.

7.4 Summary of the principal features of the SAB Mirror Executive Share Purchase Scheme (the "Share Purchase Scheme")

The Share Purchase Scheme is operated by the Company which grants options under the Share Purchase Scheme through the Board.

Participants may be offered the opportunity to acquire (i) Ordinary Shares which are those held under a trust agreement described below ("trust scheme shares") or (ii) options to purchase or subscribe for Ordinary Shares ("options") or options to enter into an agreement with SAB to acquire Ordinary Shares ("secondary options").

(a) Eligibility

Any officer or other employee of those companies in the Group resident in South Africa (including those designated as such by the Board but excluding UK employees), may participate in the Share Purchase Scheme.

(b) Limits

The Share Purchase Scheme is subject to the following limits:

(i) no right may be granted if, as a result, the aggregate number of Ordinary Shares issued and issuable pursuant to rights granted under the Share Purchase Scheme or any other executive share option scheme adopted by SAB in general meeting would in any period of 10 years following Admission exceed 5 per cent. of the issued ordinary share capital of SAB from time to time;

(ii) no right may be granted if, as a result, the aggregate number of Ordinary Shares issued and issuable pursuant to rights granted under the Share Purchase Scheme, or under any other employees' share scheme adopted by SAB in general meeting would in any period of 10 years following Admission exceed 10 per cent. of the issued ordinary share capital of SAB from time to time;

(iii) no right may be granted if, as a result, the aggregate number of Ordinary Shares which may be issued pursuant to rights granted under the Share Purchase Scheme and any other executive share option scheme adopted by SAB in general meeting in the period of four years from the date of adoption of the Approved Option Scheme would exceed 2.5 per cent. of the issued ordinary share capital of SAB from time to time;

(iv) no right may be granted if, as a result, the aggregate number of Ordinary Shares which may be issued pursuant to rights granted under the Share Purchase Scheme and any other employees' share scheme adopted by SAB in general meeting would in any three year period following Admission exceed 3 per cent. of the issued ordinary share capital of SAB from time to time.

(c) Trust scheme shares

Participants are not required to make an initial payment for their trust scheme shares. The entire amount due in respect of trust scheme shares (the "share debt") is funded by the trust.

Trust scheme shares are registered in the name of participants and pledged in favour of the trust as security for the share debt.

The amount payable by participants for trust scheme shares is the greater of:

(i) the middle-market price of an ordinary share on the JSE Securities Exchange South Africa on the trading day immediately preceding the day on which the Board will have resolved to direct the Trustees to issue invitations for applications for the purchase of the relevant trust scheme shares; and

(ii) the par value of the Ordinary Shares.

A participant's outstanding share debt bears interest at a rate and calculated on a basis determined by the board. Dividends on trust scheme shares may be paid to the trust and be applied in payment of the interest. Any excess may be used:

(i) in payment to the participant of any income tax payable by the participant arising from his participation in the Share Purchase Scheme; and

(ii) in reduction of the participant's share debt.

A participant may not pay his share debt not earlier than the fifth anniversary and not later than the tenth anniversary of the date of acceptance of his application for the relevant trust scheme shares.

Trust scheme shares rank *pari passu* with the other issued Ordinary Shares. A participant is deemed to have renounced his entitlement to the rights accruing on trust scheme shares under any rights offer in favour of the trust.

In the event that a participant's employment with the Group terminates:

(i) as a result of his lawful summary dismissal or on the grounds of his proven dishonest, fraudulent or grossly negligent conduct, then the agreement for the sale of his trust scheme shares will be cancelled;

(ii) as a result of his death or retirement by superannuation or for ill-heath or for any other reason approved by the Board, he or his executors will be entitled to pay his share debt within one year after such termination; or

(iii) for any reason other than the above, the participant will be entitled within a period of 90 days after such termination to pay the balance of his share debt attributable to the trust scheme shares for which he would have been entitled to pay and the sale of the remaining trust scheme shares will be cancelled,

provided that the board in its absolute discretion may apply more favourable provisions.

If a participant fails to pay his share debt on its due date, the Trustees will be entitled to cancel the sale of his trust scheme shares and refund to him any amount paid by him on account of the price of his trust scheme shares (other than dividends applied in reduction of his share debt), provided that the board in its absolute discretion may apply more favourable provisions.

(d) Options

The amount payable by a participant exercising an option under the Share Purchase Scheme will be the greater of:

(i) the middle-market price of an Ordinary Share on the JSE Securities Exchange South Africa on the trading day immediately preceding the day on which the board will have resolved to direct the Trustees to grant the option; and

(ii) the par value of an Ordinary Share.

Options may be exercised by the participants at any time after the fifth anniversary but before the tenth anniversary of the date on which the participant accepted the offer from the Trustees to acquire options.

Optionholders who wish to exercise their options in whole or in part may request the Trustees to subscribe on their behalf for Ordinary Shares. In that event, Ordinary Shares issued will be trust scheme shares and the certificates in respect of those shares will be held by the Trustees and may only be delivered to the participant and released from any restrictions imposed in accordance with the provisions of the Share Purchase Scheme relating to trust scheme shares.

Options will lapse:

(i) in the event of the termination of an option holder's employment with the Group on the same basis as applies to trust scheme shares;

(ii) forthwith upon an option holder making application for the voluntary surrender of his estate or his estate being otherwise sequestrated or upon any attachment of any interest of an option holder under the option scheme and the board passing a resolution to that effect; or

(iii) on the tenth anniversary of the date of the option holder's acceptance of the offer,

provided that the Board in its absolute discretion may apply more favourable provisions.

Special provisions apply in the event of a reconstruction of SAB or in the event of SAB undertaking a capitalisation or rights issue, or consolidating or subdividing its shares.

(e) Secondary options

Participants may be granted an option to enter into an agreement to acquire Ordinary Shares, which option must be exercised by a participant within four years of the date of grant. If a participant exercises the option, then the resultant agreement will be upon the following terms:

(i) the purchase price payable by the participant in respect of the Ordinary Shares is determined by the Board but may not be less than the middle-market price of the Ordinary Shares on the JSE Securities Exchange South Africa on the trading day immediately preceding the day upon which the option was granted; and

(ii) a participant may take delivery and pay for the Ordinary Shares after a period of not less than five years and not more than 10 years from the date of grant of the option.

In the event that a participant's employment with the Group terminates:

(i) on the grounds of his lawful summary dismissal or his proven dishonest, fraudulent or grossly negligent conduct, then the agreement will be deemed to be automatically cancelled in respect of all of such participant's Ordinary Shares;

(ii) as a result of his death or retirement by superannuation or ill-health or for any other reason approved by the board, he or his executors will be entitled to make payment of the liability attributable to all of his Ordinary Shares within one year after the date of termination of his employment; or

(iii) for any reason other than the above, the participant shall be entitled within a period of 90 days after the termination of such employment to make payment of the liability attributable to the number of Ordinary Shares which are capable of being delivered to him at the date of such termination (in the case of resignation before the expiry of

five years from the date of grant no Ordinary Shares will be capable of being delivered to the participant and the relevant contract will lapse or be cancelled in its entirety).

7.5 SAB Limited Executive Share Purchase Scheme

The SAB Limited Share Purchase Scheme was established by SAB Limited on 26 July 1974. It is operated under a trust deed, the trustees of which are former non-executive directors of the SAB Limited Group and current non-executive directors of the SAB Group. The Share Purchase Scheme was amended at the time of Admission to operate over Ordinary Shares.

The rules of the SAB Limited Share Purchase Scheme broadly mirror those of the Share Purchase Scheme with the following exceptions:

(a) Limits

The limits described in section 8.4(b) above do not apply. No individual may receive more than 1,000,000 Ordinary Shares over his lifetime.

(b) Eligible employees

Any officer or employee was eligible to participate in the Old South African Scheme.

7.6 Summary of the principal features of the South African Breweries plc International Employee Share Scheme (the "New Share Scheme")

The New Share Scheme is an option plan under which both non-qualified incentive stock options under section 422 of the United States Internal Revenue Code of 1986 are capable of being granted.

(a) Administration

The New Share Scheme will be administered by a committee of non-executive Directors of the Company (the "Committee") in accordance with its rules.

(b) Eligible employees

Options may be granted to such employees and directors of the SAB group of companies as the Committee shall select.

(c) Grant of options over Ordinary Shares

Options may be granted within the period of 42 days following (i) the preliminary announcement of the annual or half yearly results of the Company, (ii) the expiry of any restrictions on the grant of options by the Company, (iii) the announcement or coming into force of any amendments to legislation affecting share option schemes, or (v) at any other time if the Committee in its absolute discretion determines that the circumstances are sufficiently exceptional to justify the grant of an option. No option may be granted later than ten years from the date of adoption of the New Share Scheme. Options granted under the New Share Scheme are personal to the option holder and may not be transferred. Both non-qualified stock options and incentive stock options may be granted. Benefits under the New Share Scheme are not pensionable.

(d) Exercise price

The price at which options may be exercised is determined by the Committee and will be not less than the greater of:

(i) in the case of options to subscribe Ordinary Shares, the nominal value of an Ordinary Share; and

(ii) at any time when the Ordinary Shares are listed, the middle-market quotation of an Ordinary Share as derived from the Official List on the dealing day immediately

preceding the date of grant of an option (or if the Committee so determines, the average of such quotations for the three dealing days immediately preceding the date of grant of an option).

No consideration is payable for the grant of an option.

(e) Limits

The New Share Scheme is subject to the following limits:

(i) no option may be granted if, as a result, the aggregate number of Ordinary Shares issued and issuable pursuant to options granted under the New Share Scheme or any other executive share option scheme adopted by the Company in general meeting would in any period of ten years following the first admission of Ordinary Shares to the Official List ("Admission") exceed 5 per cent. of the issued ordinary share capital of the Company from time to time;

(ii) no option may be granted if, as a result, the aggregate number of Ordinary Shares issued and issuable pursuant to options granted under the New Share Scheme, or under any other employees' share scheme adopted by the Company in general meeting would in any period of ten years following Admission exceed 10 per cent. of the issued ordinary share capital of the Company from time to time.

(iii) incentive stock options may not be granted if, as a result, the aggregate number of Ordinary Shares issued and issuable pursuant to incentive stock options granted under the New Share Scheme would exceed 53,750,000 Ordinary Shares.

The Committee will apply limits on the number of Ordinary Shares over which Options may be granted to any individual in accordance with prevailing market practice from time to time.

(f) Exercise of options

The Committee will determine at the time of grant the period after which an option may be exercisable. An option may be exercisable earlier if the option holder dies, if the option holder's employment terminates other than for cause or by reason of death, disability, retirement, or because the business in which he is employed is transferred out of the Group. If an option holder ceases to be employed for any other reason, his unvested options will lapse unless the Committee determines otherwise. Special provisions apply under the Internal Revenue Code to Incentive Stock Options where an individual leaves employment with the Group. Options will lapse on the expiry of ten years from the date of grant. Special provisions governing the exercise of options apply in the event of a takeover or liquidation of the Company.

The Committee on the date of grant of any option may specify objective performance target(s) which must be satisfied prior to the exercise of such option.

(g) Ordinary Shares

Ordinary Shares issued on the exercise of an option will rank *pari passu* with existing Ordinary Shares except for any rights attached to such Ordinary Shares by reference to a record date prior to the date of allotment. The Company will use its reasonable endeavours to obtain admission to the Official List for any Ordinary Shares so allotted.

(h) Variation of share capital

On any variation of the share capital of the Company by way of capitalisation or rights issue or by consolidation, sub-division or reduction of capital or otherwise, the Committee may make such adjustments as it considers appropriate to the exercise price and/or the number and/or the denomination of Ordinary Shares comprised in an option and/or the limits on the number of Ordinary Shares subject to the New Share Scheme, provided that

there is no increase in the exercise price or, in the case of options to subscribe for Ordinary Shares, reduction below nominal value. No such adjustment may be made without the prior written confirmation from the Company's auditors that it is in their opinion fair and reasonable.

(i) Amendments to the New Share Scheme

The Committee may amend the New Share Scheme at any time in any respect provided that the rules of the New Share Scheme relating to eligibility, limits on the number of Ordinary Shares available under the New Share Scheme, the basis for determining an eligible employee's participation and to amendment of the New Share Scheme may not, however, be amended to the advantage of existing or future optionholders without the prior approval of the Company in general meeting except that the Committee may:

(i) make any amendments necessary to obtain or maintain favourable taxation, exchange control or regulatory treatment of the Company, any of its subsidiaries or any optionholder; and

(ii) make minor amendments to benefit the administration of the New Share Scheme.

8. Number of Employees

The following table sets out the average monthly number of employees of the Group (excluding associates) by division for each of the last three financial years:

Division	Year ended 31 March 2000	Year ended 31 March 2001	Year ended 31 March 2002
SABI Europe, SABI Africa and Asia, SABI Central America*.	15,763	15,450	18,269
SABI Europe	—	9,253	9,247
SABI Africa and Asia	—	6,197	6,825
SABI Central America	—	—	2,197
Beer South Africa	7,490	6,567	5,739
Other Beverage Interests	7,282	5,068	4,934
Hotels and Gaming	3,830	4,130	4,120
Central administration	121	112	168
Continuing operations	34,486	31,327	33,230
PGSI	13,593	—	—
Group Total	48,079	31,327	33,230

* Prior to the year ended 31 March 2001, SABI Europe and SABI Africa and Asia were accounted for as a single division.

9. Subsidiaries and other undertakings

SAB is the holding company of the Group. The other principal subsidiaries of SAB, being those which are considered by SAB to be likely to have a significant effect on the assessment of the assets and liabilities, financial position, profits and losses and prospects of the Group are set out in "Part 4—Financial information relating to SAB". Except where stated otherwise, each of those companies is wholly-owned by a member of the Group and the issued share capital is fully paid. The registered office of each of those companies and each of SAB's principal associated undertakings is set out below.

Name of company	Registered office	Nature of business	Percentage of allotted share capital held by the Company
SABI			
South African Breweries International (Finance) B.V.	Hofplein 19 3032 AC Rotterdam The Netherlands	Group holding and finance company	100%
South African Breweries International (Africa & Asia) B.V.	Hofplein 19 3032 AC Rotterdam The Netherlands	Holding company	100%
SABI EUROPE			
South African Breweries International (Europe) B.V.	Hofplein 19 3032 AC Rotterdam The Netherlands	Holding company	100%
Compania Cervecera de Canarias S.A.	Carretera Gral la Cuesta-Taco, La Laguna 38320 Santa Cruz de Tenerife Islas Canarias Spain	Brewing	51%
Dreher Sörgyárak Rt	Maglodi ut 17 H-1106 Budapest X Hungary	Brewing	99%
Kompania Piwowarska S.A.	ul Szwajcarska 11,61-285 Poznañ Poland	Brewing	72%
Pivovar Saris a.s.	Pivovarska 9 082 21 Vel'ky ari Slovak Republic	Brewing	98%
Plzeňsky Prazdroj a.s.	304 97 Pilzen U Prazdroje 7 Czech Republic	Brewing	98%
SC Ursus S.A.	Calea Manastur Nr. 2-6 3400 Cluj Romania	Brewing	95%
SC Bere Timisoreana SA	Stefan Cel Mare 28 Timisoara Romania	Brewing	96%

Name of company	Registered office	Nature of business	Percentage of allotted share capital held by the Company
Kalujskaya Pivovarennaya Komppaniya (Kaluga Brewing Company)	Grabtsevskoye Shosse, 71 248009 Kaluga Russia	Brewing	100%
Transmark	80 Leninggradski Prospect Moscow 125178 Russia	Administration and sales	100%
SABI AFRICA AND ASIA			
South African Breweries International (Africa) B.V.	Hofplein 19 3032 AC Rotterdam The Netherlands	Holding company	62%
South African Breweries International (Asia) BV	Hofplein 19 3032 AC Rotterdam The Netherlands	Holding company	100%
Africa			
Accra Brewery Ltd	C/o Lennap & Company 22 Farrar Avenue PO Box 37 Accra Ghana	Brewing/CSDs	43%
Botswana Breweries (Pty) Ltd	Chibuku House Nkrumah Road Gabarone Botswana	Sorghum brewing	29%
Brasseries Internationales Holdings Limited	ICC Building Main Street PO Box 557 Gibraltar	Brewing and CSDs	20%
Chibuku Products Limited	Makata Road Limbe Blantyre Malawi	Sorghum brewing	31%
Coca-Cola Bottling (Luanda) S.A.R.L.	Rua N'Gola Kiluange, 370 Luanda Angola	CSDs	28%
Coca-Cola Bottling Sul de Angola SARL	Estrada de Mapunda Lubango Angola	CSDs	37%

Name of company	Registered office	Nature of business	Percentage of allotted share capital held by the Company
Delta Corporation Ltd	"Sable House" Northridge Close Northridge Park Borrowdale Harare Zimbabwe	Brewing and diversified interests	16%
Cervejas de Moçambique, SARL	Rua do Jardim nr. 1329 PO Box 3555 Maputo Mozambique	Brewing	49%
Kenya Breweries Limited	Corporate Centre Ruaraka PO Box 30161 Nairobi Kenya	Brewing	12%
Kgalagadi Breweries (Pty) Ltd	Chibuku House Plot 1219 Nkrumah Road Old Industrial Sites Gabarone Botswana	Brewing/CSDs	29%
Lesotho Brewing Company (Pty) Ltd	Site No. 44 Industrial Area Maseru Lesotho	Brewing/CSDs	24%
National Breweries plc	Plot 1314/15 Mulilakwenda Road Industrial Area Kitwe Zambia	Brewing	43%
Nile Breweries Ltd	C/o Muljibhal Madhvani & Co Ltd Plot 25 Main Street, Jinja PO Box 54 Jinja Uganda	Brewing	58%
Société Des Brasseries Et Glacières Internationales	30 Avenue George V 75008 Paris France	Brewing and CSDs	20%
Swaziland Brewers (Pty) Ltd	Lot 146 Matsapha Swaziland	Brewing	37%
Tanzania Breweries Ltd	Uhuru Street, Plot No 79 Block "A" Mchikichini, Ilala Dar-es-Salaam Tanzania	Brewing	33%

Name of company	Registered office	Nature of business	Percentage of allotted share capital held by the Company
Zambia Breweries plc	Plot 6438 Mungwi Road Heavy Industrial Area PO Box 31293 Lusaka Zambia	Brewing	56%
China			
China Resources Breweries Ltd	Box 71 Craigmuir Chambers Road Town Tortola British Virgin Islands	Holding company	49%
China Resources (Anhui) Brewery Co Ltd	Room 3908 China Resources Building 26 Harbour Road Wan Chai Hong Kong	Brewing	49%
China Resources (Anshan) Brewery Co Ltd	Room 3908 China Resources Building 26 Harbour Road Wan Chai Hong Kong	Brewing	44%
China Resources (Jilin) Brewery Co Ltd	Room 3908 China Resources Building 26 Harbour Road Wan Chai Hong Kong	Brewing	44%
China Resources (Dalian) Brewery Co Ltd	Room 3908 China Resources Building 26 Harbour Road Wan Chai Hong Kong	Brewing	49%
China Resources (Dalian) Bangchuidao Brewery Co Ltd	Room 3908 China Resources Building 26 Harbour Road Wan Chai Hong Kong	Brewing	39%
China Resources (Chengdu) Co Ltd	Room 3908 China Resources Building 26 Harbour Road Wan Chai Hong Kong	Bottled water	49%
China Resources (Heilongjiang) New 3 Star Brewery Co Ltd	Room 3908 China Resources Building 26 Harbour Road Wan Chai Hong Kong	Brewing	34%

Name of company	Registered office	Nature of business	Percentage of allotted share capital held by the Company
China Resources Blue Sword (Sichuan) Brewery Co Ltd	Room 3908 China Resources Building 26 Harbour Road Wan Chai Hong Kong	Brewing	49%
China Resources (Shenyang) Snowflake Beer Co Ltd	Room 3908 China Resources Building 26 Harbour Road Wan Chai Hong Kong	Brewing	44%
China Resources (Tianjin) Brewery Co Ltd	Room 3908 China Resources Building 26 Harbour Road Wan Chai Hong Kong	Brewing	45%
China Resources (Wanghua) Brewery Co Ltd	Room 3908 China Resources Building 26 Harbour Road Wan Chai Hong Kong	Brewing	39%
Shenyang Hwa-Jeng (Winery) Brewery Ltd	Room 3908 China Resources Building 26 Harbour Road Wan Chai Hong Kong	Brewing	44%
Shenzhen C'est Bon Food and Drink Co Ltd	Room 3908 China Resources Building 26 Harbour Road Wan Chai Hong Kong	Bottled water	49%
China Resources (Liaoyang) Brewery Co Ltd	Room 3908 China Resources Building 26 Harbour Road Wan Chai Hong Kong	Brewing	29%
China Resources (Chang Chun) Brewery Co Ltd	Room 3908 China Resources Building 26 Harbour Road Wan Chai Hong Kong	Brewing	42%
China Resources (Kwuhan) Brewery Co Ltd	Room 3908 China Resources Building 26 Harbour Road Wan Chai Hong Kong	Brewing	29%

Name of company	Registered office	Nature of business	Percentage of allotted share capital held by the Company
India			
SAB (India) Ltd	12 Basant Lok Community Centre Vasant Vihar New Delhi 110057 India	Holding company and brewing	85%
Mysore Breweries Limited	28 Sardar Patel Marg New Delhi 110021 India	Brewing	82%
Pals Distillers Limited	28 Sardar Patel Marg New Delhi 110021 India	Brewing	80%
SABI CENTRAL AMERICA			
Cerveceria Hondureña S.A.	San Pedro Cortes Republic of Honduras	Brewing and CSDs	97.1%
Bevco Limited	Sea Meadow House Blackburne Highway P.O. Box 116 Road Town Tortola British Virgin Islands	Holding company	58.4%
La Constancia S.A.	World Trade Center San Salvador Quinto Nivel 89 Avenida Norte y 9a Calle Poniente #573 Col. Escalón San Salvador El Salvador, C.A.	Brewing	56%
Embottelladora Salvadoreña S.A. de C.V.	World Trade Center San Salvador Segundo Nivel 89 Avenida Norte y 9a Calle Poniente #573 Col. Escalón San Salvador El Salvador, C.A.	CSDs	52%
Industrias Cristal de Centroamérica, S.A. de C.V.	Avenida Indepencia 545 Apartado Postal 2014 San Salvador El Salvador, C.A.	Soft drinks	56%

Name of company	Registered office	Nature of business	Percentage of allotted share capital held by the Company
BEER SOUTH AFRICA			
SABSA Holdings (Pty) Ltd	2 Jan Smuts Avenue Johannesburg, 2001 South Africa	Holding company	100%
The South African Breweries Limited	65 Park Lane Sandown Sandton, 2196 South Africa	Brewing and holding company	100%
SAB Hop Farms (Pty) Ltd	"Rob Roy" Farm Blanco, 6531 South Africa	Hop farming	100%
Southern Associated Maltsters (Pty) Ltd	Bredasdorp Road PO Box 27 Caledon, 7123 South Africa	Maltsters	100%
OTHER BEVERAGE INTERESTS			
Other Beverage Interests (Pty) Ltd	2 Jan Smuts Avenue Johannesburg, 2001 South Africa	Holding company	100%
Amalgamated Beverage Industries Ltd	ABI House 14 Pongola Crescent Eastgate Extension 17 Sandton, 2199 South Africa	CSDs	74%
Coca-Cola Canners (Pty) Ltd	9 Junction Avenue Parktown Johannesburg South Africa	Canning of CSDs	24%
Appletiser South Africa (Pty) Ltd	Block 2, Bryanston Gate 170 Curzon Road Bryanston South Africa	Fruit juices and water	100%
Distell Group Ltd	Aan-de-Wagenweg Stellenbosch, 7600 South Africa	Wines and spirits	30%
HOTELS AND GAMING			
Southern Sun Holdings Ltd	7th Floor, Twin Towers West Sandton City Sandhurst, 2196 South Africa	Hotels and holding company	100%
Cullinan Hotels (Pty) Ltd	7th Floor, Twin Towers West Sandton City Sandhurst, 2196 South Africa	Hotels	50%

Name of company	Registered office	Nature of business	Percentage of allotted share capital held by the Company
Hotel Formule 1 (Pty) Ltd	7th Floor, Twin Towers West Sandton City Sandhurst, 2196 South Africa	Hotels	47%
Southern Sun Gaming Investments (Pty) Ltd	7th Floor, Twin Towers West Sandton City Sandhurst, 2196 South Africa	Gaming investments	100%
Southern Sun Hotel Interests (Pty) Ltd	7th Floor, Twin Towers West Sandton City Sandhurst, 2196 South Africa	Hotels	100%
Tsogo Sun Holdings (Pty) Ltd	7th Floor, Twin Towers West Sandton City Sandhurst, 2196 South Africa	Casinos	50%

10. Properties

The following summarises certain information with respect to the Group's principal places of business, all of which are located in South Africa:

Operation	Location	Area of site (hectares)	Tenure
Rosslyn Brewery	Rosslyn, Pretoria	21.3	Freehold
Alrode Brewery	Johannesburg	10.9	Freehold
Prospecton Brewery	Durban	17.5	Freehold

The Group carries on business from a large number of premises, none of which is material in the context of the Group as a whole.

11. Litigation

11.1 Save as disclosed below none of SAB or its subsidiaries and affiliates is, or has been, engaged in any legal or arbitration proceedings which may have, or have had, during the 12 months preceding the date of this document, a significant or material effect on the financial position of any of them, nor, so far as SAB is aware, are any such proceedings pending or threatened by or against any member of the Group which may have such an effect:

A number of claims have been made by Shoprite Holdings Limited in South Africa relating to the disposal by SAB Limited of OK Bazaars (1929) Limited and the valuation of net assets and alleged breach of warranties. These claims are being contested by SAB Limited and full provision for all claims, in an amount of US$14 million, has been made in the accounts. If the outcome of the dispute is that the claims are successful, it is believed that the provisions made will adequately cover all possible claims. Details of these claims are set out in Note 21 to the consolidated financial statements in "Part 4—Financial information relating to SAB".

11.2 None of Miller or its subsidiaries and affiliates is, or has been, engaged in any legal or arbitration proceedings which may have, or have had, during the 12 months preceding the date of this document a significant or material effect on the financial position of any of them, nor, so far as Miller is aware, are such proceedings pending or threatened by or against any member of the Miller group which may have such an effect.

12. Material contracts

12.1 With the exception of the agreements referred to below, neither SAB, nor any member of the Group has entered into any contract within the two years immediately preceding the date of this document which is or may be material or significant or is currently a party to any other contract which contains any provision under which any member of the Group has any obligation or entitlement which is material to the Group as at the date of this document (not being a contract entered into in the normal course of business):

(a) a share subscription and transfer agreement dated 29 November 2001 (the "Share Subscription Agreement") between SAB (1), SAB Finance (Jersey) Limited (2) and J.P. Morgan Securities Ltd. and Cazenove & Co. Ltd (3) pursuant to which:

(i) each of J.P. Morgan Securities Ltd. and Cazenove & Co. Ltd (the "Subscribers") agreed to subscribe for 100 non-exchangeable Class A fixed rate preference shares of £0.01 nominal value each in SAB Finance (Jersey) Limited (the "Class A Preference Shares") and to pay the nominal value and a premium (conditional on the issues of the Placing Shares (as defined in paragraph (b) below) taking place) thereon amounting in aggregate to £120,668,425;

(ii) following the exercise of the option by J.P. Morgan Securities Ltd. pursuant to the terms of the Private Placement Agreement to subscribe for the Option Placing Shares (as defined in paragraph (b) below), each of J.P. Morgan Securities Ltd. and Cazenove & Co. Ltd agreed to subscribe for 15 non-exchangeable Class B fixed rate preference shares of £0.01 nominal value each in SAB Finance (Jersey) Limited (the "Class B Preference Shares") and to pay the nominal value and a premium (conditional on the issue of the Placing Shares (as defined in paragraph (b) below)) thereon amounting in aggregate to £18,250,562;

(b) a private placement agreement dated 29 November 2001 (the "Private Placement Agreement") between SAB (1), Cazenove & Co. Ltd (2), J.P. Morgan Securities Ltd. (together with Cazenove & Co. Ltd, the "Joint Bookrunners") (3), and ABN Amro Rothschild (4), (together with Cazenove & Co. Ltd and J.P. Morgan Securities Ltd., the "International Placement Agents") pursuant to which:

(i) SAB agreed to allot and issue and each International Placement Agent agreed to procure subscribers for, or failing which subscribe for itself:

(1) 56,200,000 Ordinary Shares (the "Initial Placing Shares ") at a price of £4.45 each in return for the transfer by the Joint Bookrunners of the fully-paid Class A Preference Shares (as defined above) to SAB and 12 ordinary shares of £1.00 nominal value each in SAB Finance (Jersey) Limited to SAB; and

(2) at the option of J.P. Morgan Securities Ltd. (in agreement with Cazenove & Co. Ltd), a further 8,500,000 Ordinary Shares (the "Option Placing Shares" and together with the Initial Placing Shares, the "Placing Shares") at a price of £4.45 each in return for the transfer by the Joint Bookrunners of the fully-paid Class B Preference Shares (as defined above) to SAB;

(ii) SAB agreed to pay to the International Placement Agents a commission of £0.15575 per Placing Share.

The Private Placement Agreement and the Share Subscription Agreement contained certain representations and warranties in the normal form given by SAB to the International Placement Agents and the Subscribers respectively, jointly and severally, and an indemnity in favour of each International Placement Agent against all claims which may be made against them and against all losses which may be suffered or incurred by them arising out of in relation to any actual or alleged breach of any of the representations and warranties of SAB contained in the Private Placement Agreement and the Share Subscription Agreement (as the case may be) or in connection with an untrue statement or alleged untrue statement contained in the public information provided by SAB or any omission or alleged omission therefrom of any facts necessary to make the statements therein not misleading; and

(c) a letter dated 27 May 2002 from J.P. Morgan plc and JPMorgan Chase Bank (the "Bank") to SAB and SABIFin (the "Borrower") setting out the main terms and conditions upon which J.P. Morgan plc would be prepared to act as sole book runner and arranger of a backstop facility of up to US$650 million to be underwritten by the Bank (the "Facility"). The proposal and underwriting is subject to:

    (a) the terms and conditions of the letter;

    (b) documentation acceptable to J.P. Morgan plc and the Bank; and

    (c) approval by J.P.Morgan plc and the Bank of the form and consent of the request for the amendment of certain terms of the private placement of notes issued, under the terms of the Borrower's US$328 million note purchase agreement dated 6 April 2001, by the Borrower and of the Borrower's US$750 million multi-currency revolving credit facility agreement dated 4 April 2000.

The Bank may terminate its underwriting commitment and J.P. Morgan plc may terminate its proposal in certain circumstances, including if a loan agreement acceptable to the Bank and J.P. Morgan plc is not signed on the earlier of 15 July 2002 and three business days prior to the date that the Borrower requires drawing under the Facility or if the request for the amendment to the private placement and the existing credit facility has not been made by the later of 7 June 2002 or the date falling 7 days after the announcement relating to the Transaction.

SAB and the Borrower have agreed to indemnify J.P. Morgan plc and its parent and subsidiary undertakings from losses, liabilities, costs and expenses in connection with the offer letter and the Facility.

The principal terms and conditions of the Facility are set out in the Summary Terms and Conditions annexed to the offer letter; and

(d) the Transaction Documents.

In addition, the material contracts referred to in paragraph 14 of Part 21 of the listing particulars relating to the SAB Bonds dated 7 August 2001, having been available for inspection in the last two years, will be on display as set out in paragraph 19 below.

12.2With the exception of the Transaction Documents described in Part 8 above and the agreements referred to below, neither Miller, nor any member of the Miller group has entered into any contract within the two years immediately preceding the date of this document which is or may be material or significant or is currently a party to any other contract which contains any provision under which any member of the Miller group has

any obligation or entitlement which is material to the Miller group as at the date of this document (not being a contract entered into in the normal course of business):

(a) Term Loan

On 15 May 2002, Miller entered into a one year non-amortising drawn term loan with JP Morgan Chase Bank, Dresdner Bank AG, New York and Grand Cayman branches and Lehman Commercial Paper Inc (collectively, the " Banks") in an aggregate amount of US$2 billion (divided equally among the Banks) (the "Loan").

The Loan was made available in a single advance on 17 May 2002 and was used for the repayment of certain outstanding notes payable to Philip Morris.

Interest is charged on the unpaid amount of the principal amount of the Loan at the rate quoted on Telerate Page 3750 (or its equivalent) plus 1 per cent. If an interest period (being either 1, 2, 3, 6 or 9 months) is not specified or there is an event of default, the interest rate converts to the higher of the prime rate of JP Morgan Chase Bank or 0.5 per cent. above the US Federal Funds Effective Rate at such time.

The Loan is to be repaid by 15 May 2003, however, provided the representations given by Miller remain valid and no event of default has occurred, Miller can extend this repayment date to 15 November 2003 if notice is given before 15 April 2003. Provided no event of default has occurred, Miller can prepay all or any part of the Loan (including interest and subject to certain early repayment penalty fees) in amounts of not less than US$25 million.

The agreement contains warranties, indemnities, covenants (including financial covenants) and events of default which are customary in nature. Miller's US subsidiaries have agreed to act as guarantors under the Loan. The agreement is governed by New York law.

(b) Working Capital Facility

On 15 May 2002, Miller entered into a term sheet relating to a senior revolving credit facility with the Banks in an aggregate amount of US$75 million (divided equally among the Banks) for its general working capital commitments (the "Facility").

Upon notice, Miller would be able to (i) drawdown on the Facility in tranches of US$1 million, (ii) reduce the unused portion of the Facility in amounts of not less than US$5 million and (iii) prepay all or any part of the Facility in amounts of not less than US$1 million. The loans are repayable in full one year from the date a definitive Facility agreement is entered into.

Interest is charged at either the base rate of JP Morgan Chase Bank or at LIBOR plus 1 per cent. depending on the length of notice given by Miller to drawdown under the Facility. Miller has agreed to pay a 0.15% commitment fee to the Banks on the average daily unused portion of the Facility, payable quarterly in arrears.

The term sheet contains warranties, indemnities, covenants (including financial covenants) and events of default which are customary in nature. Miller's US subsidiaries have agreed to act as guarantors under the Facility. The term sheet is governed by New York law.

13. Significant changes

13.1 There has been no significant change in the financial or trading position of SAB since 31 March 2002 (the date of the preliminary results of SAB).

13.2 Save for the dividend of US$2,000 million declared and paid on 3 May 2002 and the US$2,000 million term loan borrowed on 17 May 2002 (further details of which are set out in note 32 to the Accountant's Report in Part 5 of this document), there has been no significant change in the financial or trading position of Miller since 31 March 2002 (the

date to which the financial information in the Accountant's Report on Miller in Part 5 of this document was made up).

14. Working capital

The Company is of the opinion that, having regard to the facilities available to the Enlarged Group, the Enlarged Group has sufficient working capital for its present requirements, that is, for at least the 12 months following the date of this document.

15. Auditors and nature of financial information

(a) The annual audited accounts of SAB for each of the years ended 31 March 1999, 2000 and 2001 were audited by PricewaterhouseCoopers of 1 Embankment Place, London WC2N 6RH England. The auditors of SAB are PricewaterhouseCoopers, Chartered Accountants of 1 Embankment Place, London WC2N 6RH England.

(b) The accounts of SAB for the year ended 31 March 2002 included in "Part 6—Preliminary announcement of results for SAB for the year ended 31 March 2002" have not been audited.

(c) The financial information in relation to SAB contained in this document does not constitute statutory accounts for the purposes of section 240(5) of the Companies Act.

(d) PricewaterhouseCoopers has made reports under section 235 of the Companies Act on the financial statements of SAB for the years ended 31 March 1999, 2000 and 2001 which were unqualified and did not contain any statement as is described in section 237(2) or (3) of the Companies Act. Statutory accounts of SAB have been delivered to the Registrar of Companies for each of the three financial years ended 31 March 1999, 2000 and 2001.

(e) Save as set out in "Part 4—Financial Information Relating to SAB" and "Part 5—Financial Information Relating to Miller", no information has been audited by PricewaterhouseCoopers.

16. Entitlements to dividends of Consideration Shares

The Consideration Shares will not be entitled to participate in the final dividend of US18.5 cents per Ordinary Share declared by SAB in respect of its financial year ended 31 March 2002. The Consideration Shares shall entitle Philip Morris to receive a pro rata dividend (based on the date of Completion) for the six month period ending 30 September 2002 or, depending on the date of Completion, for the period ending 31 March 2003. No other arrangement has been made to waive or agree to waive future dividends.

17. Consents

17.1 J.P. Morgan plc has given and has not withdrawn its written consent to the issue of this document with the references herein to its name in the form and context in which they appear.

17.2 PricewaterhouseCoopers has given and not withdrawn its consent to the inclusion in this document of its name and reports in Part 5 and Part 7 of this document and references thereto, in the form and context in which they are included, and has authorised the contents of its reports for the purposes of Regulation 6(1)(e) of the Financial Services and Markets Act 2000 (Official Listing of Securities) Regulations 2001.

18. General

18.1 The total costs (exclusive of any value added or similar tax) payable by the Group in connection with the Transaction, Admission and the listing of the New SAB Shares on the Official List and the JSE Securities Exchange South Africa are estimated to amount to US$40 million.

18.2 None of the New SAB Shares has been marketed or is available in whole or part to the public in conjunction with the application for the New SAB Shares to be admitted to the Official List.

18.3 SAB has not assumed responsibility for withholding tax at source. Under current United Kingdom legislation no withholding tax is deducted on the payment of dividends. In addition, in relation to dividends paid by the Company no liability to advance corporation tax will arise.

18.4 Following the registration of the change of name of SAB to SABMiller plc, there will be no need to surrender certificates in the name of SAB as these will continue to be valid for delivery.

18.5 SAB Shares are held in registered form and are capable of being held in uncertificated form.

19. Documents on display

Copies of the following documents will be available for inspection at the offices of Lovells, 65 Holborn Viaduct, London EC1A 2DY, during usual business hours (local time) on any weekday (Saturdays and public holidays excluded) for a period of 14 days from the date of this document:

(a) the audited consolidated financial statements of the Group for the financial years ended 31 March 1999, 31 March 2000 and 31 March 2001 and the preliminary consolidated financial statements of the Group for the financial year ended 31 March 2002;

(b) the Memorandum and Articles of Association;

(c) the amended Articles of Association;

(d) the material contracts referred to in paragraph 12 above;

(e) the Directors' service contracts;

(f) the written consents referred to in paragraph 17 above;

(g) the rules of the New Share Scheme; and

(h) a copy of the listing particulars relating to the SAB Bonds.

7 June 2002

Notice of Extraordinary General Meeting

South African Breweries plc (the "Company")

Notice is hereby given that an Extraordinary General Meeting of the Company will be held at 11.00 am (London time) on 1 July 2002 at The Byron Room, Inter-Continental Hotel, One Hamilton Place, Hyde Park Corner, Hyde Park, London W1V 0QY to consider and, if thought fit, pass the following resolutions:

Special Resolutions

1. THAT:

(a) the acquisition by the Company of the whole of the issued share capital of Miller Brewing Company (the "Transaction") in consideration of the issue of shares by the Company upon the terms and subject to the conditions set out in the transaction agreement dated 30 May 2002 between Philip Morris Companies Inc. ("Philip Morris"), the Company and Miller Brewing Company (the "Transaction Agreement") which is described in Part 8 of the circular to shareholders and listing particulars (the "Circular"), dated 7 June 2002, be and is hereby approved and the Directors of the Company (or any duly authorised committee thereof) be and they are hereby authorised to amend or vary the Transaction Agreement (provided that no such amendment or variation shall be material in the context of the Transaction as a whole) and to do all such things as they may consider necessary or desirable to give effect to or pursuant to or in connection with the Transaction Agreement or otherwise in connection with the Transaction including, without limitation, waiving any condition;

(b) subject to and immediately upon all of the conditions to the completion of the Transaction pursuant to the Transaction Agreement having been, or been deemed in accordance with the terms of the Transaction Agreement to have been, satisfied or waived (other than the condition relating to the admission to the Official List of the UK Listing Authority of the new Ordinary Shares of the Company to be issued on completion pursuant to the Transaction Agreement having become effective) (the "Conditions")):

(i) the South African Breweries plc International Employee Share Scheme, the principal features of which are summarised in the Circular and the draft rules of which have been produced to the Meeting and, for the purposes of identification only, initialled by the Chairman, be and is hereby adopted;

(ii) the Directors of the Company be and are hereby authorised to do all acts and things necessary to implement the South African Breweries plc International Employee Share Scheme, including the making of any changes to the rules as may be necessary or desirable to obtain such approvals as the Directors of the Company may consider necessary or desirable or to comply with the Listing Rules of the UK Listing Authority or the requirements of the JSE Security Exchange South Africa and/or institutional requirements;

(iii) subject to the approval of the Board of Inland Revenue the Directors of the Company be and are hereby authorised to amend the South African Breweries plc Approved Share Option Scheme by the deletion of Rules 3.1(c) and (d);

(iv) the Directors of the Company be and are hereby authorised to amend the South African Breweries plc Executive Share Option (No.2) Scheme by the deletion of Rules 3.1(c) and (d);

(v) the Directors and the trustees of the SAB Mirror Executive Share Purchase Scheme be and are hereby authorised to amend the SAB Mirror Executive Share Purchase Scheme by the deletion of Rules 18.1.3 and 18.1.4;

(vi) the Directors of the Company be and are hereby authorised to do all acts and things necessary to implement such changes as may be necessary to obtain such approvals as they think necessary or desirable to obtain and/or comply with UK Listing Authority or institutional requirements;

(vii) the Directors of the Company be and are hereby authorised to establish such number of supplements or appendices to the South African Breweries plc International Employee Share Scheme as they consider appropriate to take account of or to comply with local tax, exchange control or securities laws and regulations for the benefit of employees of the Group who are resident or working overseas provided the overall limits on the numbers of Ordinary Shares which may be subscribed and the individual limits applying under the South African Breweries plc International Employee Share Scheme shall not be increased thereby and that Ordinary Shares acquired under such supplements appendices or other employees share schemes shall count towards such limits;

(c) subject to and immediately upon all of the Conditions having been, or been deemed in accordance with the terms of the Transaction Agreement to have been, satisfied or waived (other than the condition relating to the admission to the Official List of the UK Listing Authority of the new Ordinary Shares of the Company to be issued on completion pursuant to the Transaction Agreement having become effective):

(i) the Articles of Association of the Company shall be amended in the manner set out in the Schedule to this Notice of Extraordinary General Meeting;

(ii) the authorised share capital of the Company be and is hereby increased from £50,000 and US$200,000,000 to £50,000 and US$1,007,736,833.80 by the creation of 7,077,368,338 new Ordinary Shares of US$0.10 each to rank *pari passu* with the existing Ordinary Shares in the capital of the Company and by the creation of 1,000,000,000 convertible low voting participating shares of US$0.10 each ("Participating Shares") having all the rights and being subject to the restrictions set out in the Articles of Association of the Company as to be amended pursuant to paragraph (c) (i) of this Resolution;

(iii) each of the 77,368,338 Ordinary Shares of US$0.10 each in the capital of the Company registered in the name of Safari Limited be and they are hereby converted into one non-voting convertible participating share of US$0.10 having all the rights and being subject to the restrictions set out in the Articles of Association of the Company as to be amended pursuant to paragraph (c)(i) of this Resolution;

(iv) subject to and in accordance with Article 12(b) of the Company's articles of association and section 80 of the Companies Act 1985 (the "Act"), the powers conferred by Article 12(b) in respect of relevant securities shall apply and be exercisable (unless previously renewed, varied or revoked by the Company in general meeting) for a period commencing on the date of the passing of this resolution and expiring on 30 June 2007 (which shall be the Section 80 Period for the purposes of Article 12(a)(iii)) in respect of a nominal amount of US$83,198,436 (which shall be the Section 80 Amount for the purposes of Article 12(a)(ii) for that Section 80 Period) providing that such powers may only be exercised in respect of US$43,000,000 for the purposes of completing the Transaction Agreement;

(v) subject to and in accordance with Article 12(c) of the Company's articles of association and section 89 of the Act, the powers conferred by Article 12(c) in respect of equity securities shall apply and be exercisable (unless previously renewed, varied or revoked by the Company in general meeting) for the period commencing on the date of the passing of this resolution and expiring on 30 June 2007 (which shall be the Section 89 Period for the purposes of Article 12(a)(v)) in respect of a nominal amount of US$4,991,883 (which shall be the Section 89 Amount for the purposes of Article 12(a)(iv) for that Section 89 Period);

(vi) the Directors of the Company be and are hereby generally and unconditionally authorised (in addition to the authorities granted pursuant to paragraph (c)(iv) of this Resolution and Resolution 2) in accordance with Section 80 of the Act to exercise all the powers of the Company to allot relevant securities (as defined in Section 80(2) of the Act) up to an aggregate nominal amount of US$500,000,000 for the purposes of satisfying any claims by Philip Morris against the Company for breach of any warranties, indemnities or other terms of the Transaction Agreement, provided that this authority shall expire on the earlier of the conclusion of the 2007 Annual General Meeting and 30 June 2007, but the Directors of the Company may, in accordance with Section 80(7) of the Act, allot relevant securities under this authority pursuant to the Transaction Agreement notwithstanding that this authority may have expired;

(vii) the Directors of the Company be and are hereby empowered pursuant to Section 95(1) of the Act to allot equity securities (as defined in Section 94 of the Act) for cash (as that expression is applied for the purposes of the Companies Act 1985) pursuant to the authority granted to the Directors of the Company by paragraph (c)(vi) of this Resolution as if Section 89(1) of the Act did not apply to such allotment, provided that this power shall expire on the earlier of the conclusion of the 2007 Annual General Meeting and 30 June 2007, but the Directors of the Company may, in accordance with section 95(4) of the Act, allot equity securities under this authority pursuant to the Transaction Agreement notwithstanding that this authority may have expired; and

(viii) the name of the Company be changed to SABMiller plc.

2. THAT,

(a) the Directors of the Company be and are hereby generally and unconditionally authorised (in addition to the authorities granted pursuant to Resolution 1(c) (iv) and (vi)) in accordance with Section 80 of the Act to exercise all the powers of the Company to allot relevant securities (as defined in Section 80(2) of the Act) up to an aggregate nominal amount of US$17,000,000 in connection with a placing other than pro rata to existing shareholders, provided that this authority shall expire on the conclusion of the 2003 Annual General Meeting; and

(b) the Directors of the Company be and are hereby empowered pursuant to Section 95(1) of the Act to allot equity securities (as defined in Section 94 of the Act) for cash pursuant to the authority granted to the Directors of the Company by paragraph (a) of this Resolution as if Section 89(1) of the Act did not apply to such allotment, provided that this power shall expire on the conclusion of the 2003 Annual General Meeting.

By order of the Board
A O C Tonkinson
Secretary
7 June 2002

Dukes Court
Duke Street
Woking
Surrey GU21 5BH

Notes:

1. A member entitled to attend and vote at the meeting is entitled to appoint one or more proxies to attend and on a poll, vote instead of him/her. A proxy need not be a member.

2. Registered Holders of Ordinary Shares are entitled to attend and vote at the above-mentioned meeting. Pursuant to regulation 41 of the Uncertificated Securities Regulations 2001, the Company specifies that only those Shareholders registered in the United Kingdom section of the register of members of the Company 48 hours before the time for which the meeting is called shall be entitled to attend and vote at the meeting in respect of the number of Ordinary Shares registered in their name at that time. Changes to entries on the register of members after 48 hours before the time for which the meeting is called shall be disregarded in determining the rights of any person to attend or vote at the meeting.

3. To be effective, the instrument appointing a proxy and the authority (if any) under which it is signed or a notarially certified or an office copy of such authority must be deposited at the office of the registrars not later than 11.00 am (London time) on 28 June 2002. Shareholders registered in the United Kingdom section of the register should return the form of proxy to Capita IRG plc, Balfour House, 390-398 High Road, Ilford, Essex, IG1 1BR. Shareholders registered in the South African section of the register who hold certificated Ordinary Shares should return the form of proxy to Computershare Investor Services Limited, SAB plc, PO Box 61051, Marshalltown, 2107.

4. Beneficial owners of Ordinary Shares contained in the South African section of the register ("beneficial owners") who have immobilised their holdings of Ordinary Shares in the context of STRATE and are holding such shares through a CSDP or broker, who do not wish to attend the meeting in person, should timeously provide their CSDPs or brokers with their voting instructions in terms of the custody agreement entered into between the beneficial owner and the CSDP or broker. The enclosed blue voting instruction form may be used for this purpose. Beneficial owners wishing to attend the meeting in person should timeously contact their CSDP or broker to obtain a letter of representation to enable them to do so. Voting instructions or applications for letters of representation must be submitted to the relevant CSDP or broker within the time period required by the CSDP or broker or as stipulated in terms of the custody agreement entered into between the beneficial owner and the CSDP or broker.

5. A copy of the rules of the SAB International Employee Share Scheme and the amended Articles of Association referred to in special resolution 1 will be available for inspection at the registered office of the Company during normal business hours on any weekday (public holidays excepted) from the date of this notice until the date of the Extraordinary General Meeting and in The Byron Room, Inter-Continental Hotel, One Hamilton Place, Hyde Park Corner, Hyde Park, London W1V 0QY for 15 minutes prior to and during the meeting.

6. Appointment of a proxy will not prevent a member from attending and voting at the Extraordinary General Meeting should he or she decide to do so.

Schedule to the Notice of Extraordinary General Meeting

The following is the text of the proposed amendments to the Articles of Association to be proposed at the Extraordinary General Meeting:

Authorised share capital

Article 3 of the Articles shall be deleted and replaced with:

"3. The Company's authorised capital at the date of the amendment of these Articles is US$1,007,736,833.80 divided into 9,000,000,000 ordinary shares of US$0.10 each ("Ordinary Shares"), 1,000,000,000 convertible participating shares of US$0.10 each ("Convertible Shares") and 77,368,338 non-voting convertible participating shares of US$0.10 each ("Non-voting Convertible Shares") and £50,000 divided into 50,000 deferred shares of £1 each ("Deferred Shares")."

Convertible Shares and Non-voting Convertible Shares

The Articles shall be amended by the insertion of new Articles 4A, 4B, 4C and 4D as follows:

"4A CONVERTIBLE SHARES AND NON-VOTING CONVERTIBLE SHARES

INTERPRETATION

(a) For the purposes of the provisions of this Article 4A and of Articles 4B, 4C and 4D:

(i) *"acting in concert" shall have the meaning given in the City Code (as applied by* the Panel on Takeovers and Mergers), and references to "acting in concert" shall be construed as acting in concert in relation to the Company, but references to acting in concert with Philip Morris or any Affiliate shall not include any member of the Concert Party Group;

(ii) "Affiliate" shall mean, in relation to Philip Morris, any person that directly or indirectly controls, is controlled by, or is under common control with Philip Morris, and, for the purposes of this definition, "control", when used with respect to any person, means the power to direct the management and policies of such person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise;

(iii) "Business Day" shall mean any day which is not a Saturday, Sunday or bank holiday in London, England;

(iv) "City Code" shall mean the City Code on Takeovers and Mergers as in effect from time to time;

(v) "Concert Party Group" means each Non-Philip Morris Director, the Company and each other Group member and any person acting in concert with a Non-Philip Morris Director or a Group member other than Philip Morris, any Philip Morris Nominated Director and any Affiliate;

(vi) "Conversion Date" shall mean any date on which the time for conversion specified in Article 4B, 4C or 4D falls, provided that, if any Conversion Date would otherwise fall on a day that is not a Business Day, then "Conversion Date" shall mean the next following Business Day;

(vii) "Conversion Rate" shall mean the rate of one Ordinary Share for every one Convertible Share or one Non-voting Convertible Share or (in the case of a Convertible Share) vice versa (as appropriate), converted at the times and in the manner set out in Article 4B(d)(i) or 4B(d)(ii) (in respect of the Convertible Shares), Article 4C(a) or 4C(b) (in respect of the reverse conversion of Ordinary Shares into Convertible Shares) or Article 4D(d)(i) (in respect of the Non-voting Convertible Shares) into fully Paid up Ordinary Shares or (in the case of such reverse conversion) fully Paid up Convertible Shares;

(viii) "FTSE Indices Weighting Rules" shall mean the Ground Rules for the Management of The UK Series of the FTSE Actuaries Share Indices, as in force from time to time, or, if The UK Series of the FTSE Actuaries Share Indices ceases to be generally recognised as the principal set of indices by reference to which investors generally measure the performance of the major capital and industry segments of companies whose shares are admitted to trading on the London Stock Exchange's market for listed securities, then "FTSE Indices Weighting Rules" shall mean such other index or indices as in the reasonable opinion of the Company and Philip Morris shall have replaced The UK Series of the FTSE Actuaries Share Indices;

(ix) "Group" means the Company and its subsidiary undertakings and associated undertakings for the time being (including Miller Brewing Company) and "Group member" shall be construed accordingly;

(x) "Maximum Voting Percentage" shall mean 24.99 per cent. of the total Voting Rights at the relevant time, calculated (in the case of the Convertible Shares) on the basis of one-tenth of a vote for every Convertible Share, provided that, if the FTSE Indices Weighting Rules are changed in such a manner as would permit maximum index weighting for the issued Ordinary Shares if Philip Morris' Voting Shareholding and any shares in the Company that are restricted free float shares were more than 24.99 per cent., then "Maximum Voting Percentage" shall mean such higher percentage as permitted by the changed FTSE Indices Weighting Rules up to such higher percentage as would, in the event of Philip Morris or any Affiliate subsequently acquiring one additional Ordinary Share, result in Philip Morris or any Affiliate being required to make a mandatory offer for the Company under rule 9 of the City Code;

(xi) "Non-Philip Morris Director" means a Director who is not a Philip Morris Nominated Director;

(xii) "Offer" shall mean a takeover offer in accordance with the provisions of the City Code, including a takeover offer structured as a court-approved scheme of arrangement in accordance with the provisions of the 1985 Act;

(xiii) "Philip Morris" shall mean Philip Morris Companies Inc, a Virginia corporation whose principal place of business is at 120 Park Avenue, New York, NY 10017-5592, United States of America;

(xiv) "Philip Morris Nominated Director" means a Non-Executive Director appointed at the request of Philip Morris;

(xv) "Philip Morris' Voting Shareholding" shall mean the Voting Shareholding of Philip Morris and any Affiliate in the aggregate;

(xvi) "Safari" means Safari Limited, a Jersey corporation which, at the effective time of adoption of these Articles, is the registered holder of the Non-voting Convertible Shares;

(xvii) "Third Party" means any person unconnected with, not acting in accordance with the directions of, or not acting pursuant to an arrangement or understanding with, Philip Morris or any Affiliate or any person acting in concert with Philip Morris or any Affiliate;

(xviii) "Third Party Offer" shall have the meaning given in Article 4B(d)(ii)(cc)(1);

(xix) "Voting Rights" shall mean, in relation to the Company, rights attaching to shares in the Company to vote at general meetings of the Company on all, or substantially all, matters; and

(xx) "Voting Shareholding" shall mean a shareholder's Voting Rights for the time being expressed as a percentage of the total Voting Rights at such time, calculated (in the case of the Convertible Shares) on the basis of one-tenth of a vote for every Convertible Share and no vote for any Non-voting Convertible Share.

GENERAL

(b) Save as provided in Articles 4B, 4C and 4D, the Convertible Shares and the Non-voting Convertible Shares shall rank *pari passu* with the Ordinary Shares in all respects and no action shall be taken by the Company in relation to, or any offer made by the Company to the holders of, the Ordinary Shares unless the same action is taken in respect of, or the same offer is made to the holders of, the Convertible Shares and the Non-voting Convertible Shares. Without limiting the generality of the foregoing, if the Company proposes to do any of those things set out in Article 57(a)(i), 57(a)(ii), 152, 153 or 156 in respect of the Ordinary Shares, it shall also propose that the same action be taken in relation to the Convertible Shares and the Non-voting Convertible Shares. Subject to the foregoing, the rights and restrictions attaching to the Convertible Shares are as set out in Articles 4B and 4C and the rights and restrictions attaching to the Non-voting Convertible Shares are as set out in Article 4D.

4B CONVERTIBLE SHARES

INCOME

(a) On a distribution of profits (whether by cash dividend, dividend in specie, scrip dividend, capitalisation issue or otherwise), the Convertible Shares shall rank *pari passu* with those rights to distributions of profits attaching to the Ordinary Shares.

CAPITAL

(b) On a return of capital, whether on a winding-up or otherwise, the Convertible Shares shall rank *pari passu* with those rights to the assets of the Company attaching to the Ordinary Shares.

VOTING AT GENERAL MEETINGS

(c) Philip Morris (or any Affiliate), while it holds Convertible Shares, shall be entitled to receive notice of, and to attend and speak at, any general meeting of the Company, and, on a show of hands, Philip Morris (or any Affiliate) holding Convertible Shares shall have one vote each, but, on a poll, shall only be entitled to vote its Convertible Shares on the basis of one-tenth of a vote for every Convertible Share held by it (in the event that the total number of votes to be exercised by Philip Morris (or any Affiliate) includes a fraction, such number shall be rounded up to the nearest whole number) on all resolutions other than a resolution:

(i) proposed by any person other than Philip Morris or any Affiliate or any person acting in concert with Philip Morris or any Affiliate, to wind up the Company or to

present a petition to wind up the Company, other than for the purposes of a reconstruction or amalgamation whilst solvent;

(ii) proposed by any person other than Philip Morris or any Affiliate or any person acting in concert with Philip Morris or any Affiliate, to appoint an administrator or to present a petition for the appointment of an administrator in relation to the Company, or to approve any arrangement with the Company's creditors;

(iii) proposed by the Board, to sell all or substantially all of the undertaking of the Company; or

(iv) proposed by any person other than Philip Morris or any Affiliate or any person acting in concert with Philip Morris or any Affiliate, in accordance with Article 8, to vary, modify or abrogate any of the class rights attaching to the Convertible Shares set out in this Article 4B or Article 4C, or to approve the creation of any class of shares in the Company (other than the Ordinary Shares, the Convertible Shares and the Non-voting Convertible Shares),

in which case Philip Morris (or any Affiliate), on a show of hands, shall have one vote each, and, on a poll, shall be entitled to vote on the resolution on the basis of one vote for each Convertible Share. For the purposes of any resolution other than a resolution mentioned in Article 4B(c)(iv) (when the provisions of Article 8 shall apply), the Convertible Shares shall be treated for all purposes as being of the same class as the Ordinary Shares and no separate meeting or resolution of the holders of the Convertible Shares shall be required to be convened or passed.

CONVERSION

Automatic conversion

(d) (i) Upon a transfer of Convertible Shares by Philip Morris or an Affiliate to a person who is not an Affiliate or Philip Morris, such Convertible Shares shall convert into Ordinary Shares at the Conversion Rate automatically upon, and contemporaneously with, registration by the Company (or its registrar) of the transfer in the Company's register of members following receipt of a duly executed and stamped stock transfer form and the share certificates in respect of such Convertible Shares.

Conversion at the instance of Philip Morris (or any Affiliate)

(ii) (aa) At any time, Philip Morris (or any Affiliate) shall be entitled (but shall not be bound) to require the Company to convert Convertible Shares into Ordinary Shares at the Conversion Rate, where Philip Morris (or any Affiliate) has requested that the Convertible Shares be so converted, and the Board has consented to effect the conversion.

(bb) At any time, Philip Morris (or any Affiliate) shall be entitled (but shall not be bound) to require the Company to convert Convertible Shares into Ordinary Shares at the Conversion Rate, so long as such conversion does not result in Philip Morris' Voting Shareholding being more than the Maximum Voting Percentage.

(cc) At any time, Philip Morris (or any Affiliate) shall be entitled (but shall not be bound) to require the Company to convert Convertible Shares into Ordinary Shares at the Conversion Rate, if:

(1) a Third Party has made an Offer to acquire Ordinary Shares, and (if such Offer becomes or is declared unconditional in all respects) it would result in the Voting Shareholding of the Third Party and any person acting in

concert with the Third Party in the aggregate being more than 30 per cent. (a "Third Party Offer"); and

(2) Philip Morris (or any Affiliate) has communicated to the Company in writing its intention not itself to make an Offer competing with the Third Party Offer,

provided that the Conversion Date shall be no earlier than the date on which the Third Party Offer becomes or is declared unconditional in all respects.

(dd) At any time, Philip Morris (or any Affiliate) shall be entitled (but shall not be bound) to require the Company to convert Convertible Shares into Ordinary Shares at the Conversion Rate if the Voting Shareholding of a Third Party and any person acting in concert with the Third Party in the aggregate should at any time be more than 24.99 per cent., provided that:

(1) the number of Ordinary Shares held by Philip Morris (and all Affiliates in the aggregate) following such conversion shall be limited to one Ordinary Share more than the number of Ordinary Shares held by the Third Party and any person acting in concert with the Third Party; and

(2) such conversion does not result in Philip Morris' Voting Shareholding being equal to or greater than the Voting Shareholding which would require Philip Morris or any Affiliate or any person acting in concert with Philip Morris or any Affiliate to make a mandatory offer in terms of rule 9 of the City Code.

(ee) If, on or after 31 December 2004, Philip Morris (or any Affiliate) wishes to acquire additional Ordinary Shares (other than pursuant to a pre-emptive issue of new Ordinary Shares or with the prior approval by way of resolution of the Board), Philip Morris (and all Affiliates) shall first convert into Ordinary Shares at the Conversion Rate the lesser of:

(1) such number of Convertible Shares as would result in Philip Morris' Voting Shareholding being such percentage as would, in the event of Philip Morris or any Affiliate or any person acting in concert with Philip Morris or any Affiliate subsequently acquiring one additional Ordinary Share, require Philip Morris or any Affiliate or any person acting in concert with Philip Morris or any Affiliate to make a mandatory offer in terms of rule 9 of the City Code; and

(2) all of its remaining Convertible Shares.

Conduct

(iii) (aa) Conversion of Convertible Shares shall be effected by the Board determining to re-designate the relevant Convertible Shares as Ordinary Shares. In any such case, Philip Morris (or any Affiliate) shall be deemed irrevocably to approve such re-designation of the relevant Convertible Shares and to consent to any variation or abrogation of its class rights as may be occasioned by such re-designation.

(bb) At the time at which conversion takes place, all entitlements to dividends and other distributions of whatsoever nature on the Convertible Shares so converted shall cease, and Philip Morris (or any Affiliate) shall instead be entitled in respect of the Ordinary Shares arising on such conversion to all dividends and other distributions of whatsoever nature payable or to be made on the Ordinary Shares thereafter, whether or not such dividends or

distributions are in respect of any earlier financial year or accounting period, and the Ordinary Shares arising on such conversion shall rank *pari passu* in all respects with the Ordinary Shares then in issue and fully paid.

(cc) Within 21 days after the applicable Conversion Date, the Company shall forward to Philip Morris (or any Affiliate), at its own risk, free of charge, a definitive certificate for the appropriate number of fully Paid up Ordinary Shares and a new certificate for any unconverted Convertible Shares comprised in the certificate surrendered by it. Pending the despatch of definitive certificates, transfers shall be certified against the register of members.

If Philip Morris (or any Affiliate) directs that such Ordinary Shares should be issued in uncertificated form, the Company will procure that CRESTCo is instructed to credit the appropriate stock account(s) in CREST of Philip Morris (or any Affiliate) with the appropriate number of fully Paid up Ordinary Shares.

(dd) The Company shall use its best endeavours to procure that the Ordinary Shares arising on conversion of the Convertible Shares are admitted to the Official List of the UK Listing Authority and to trading on the London Stock Exchange's market for listed securities, admitted to listing and trading on the JSE Securities Exchange South Africa, and admitted to listing and trading on any other stock exchange upon which the Ordinary Shares are from time to time listed and traded.

(ee) No admission to listing or admission to trading shall be sought for the Convertible Shares whilst they remain Convertible Shares.

4C REVERSE CONVERSION

(a) At any time, Philip Morris shall be entitled (but shall not be bound) to require the Company to convert Ordinary Shares held by it into Convertible Shares so as to ensure that Philip Morris' Voting Shareholding does not exceed the Maximum Voting Percentage.

(b) Any Ordinary Shares re-designated as Convertible Shares shall rank *pari passu* in all respects with the other Convertible Shares and the rights and restrictions set out in Articles 4B(a) to 4B(d) shall attach thereto.

(c) Conversion of Ordinary Shares shall be effected by the Board determining to re-designate the relevant Ordinary Shares as Convertible Shares. In any such case, Philip Morris (or any Affiliate) shall be deemed irrevocably to approve such re-designation of the relevant Ordinary Shares and to consent to any variation or abrogation of its class rights as may be occasioned by such re-designation.

(d) At the time at which conversion takes place, all entitlements to dividends and other distributions of whatsoever nature on the Ordinary Shares so converted shall cease, and Philip Morris (or any Affiliate) shall instead be entitled in respect of the Convertible Shares arising on such conversion to all dividends and other distributions of whatsoever nature payable or to be made on the Convertible Shares thereafter, whether or not such dividends or distributions are in respect of any earlier financial year or accounting period, and the Convertible Shares arising on such conversion shall rank *pari passu* in all respects with the Convertible Shares then in issue and fully paid.

(e) Within 21 days after the date of re-designation in accordance with the provisions of Article 4C, the Company shall forward to Philip Morris (or any Affiliate) at its own risk, free of charge, a definitive certificate for the appropriate number of fully Paid up

Convertible Shares and a new certificate for any Ordinary Shares which have not been re-designated comprised in the certificate surrendered by Philip Morris. Pending the despatch of definitive certificates, transfer shall be certified against the register of members.

4D NON-VOTING CONVERTIBLE SHARES

INCOME

(a) On a distribution of profits (whether by cash dividend, dividend in specie, scrip dividend, capitalisation issue or otherwise) the Non-voting Convertible Shares shall rank *pari passu* with those rights to distributions of profits attaching to the Ordinary Shares.

CAPITAL

(b) On a return of capital, whether on a winding-up or otherwise, the Non-voting Convertible Shares shall rank *pari passu* with those rights to the assets of the Company attaching to the Ordinary Shares.

VOTING AT GENERAL MEETINGS

(c) Safari shall be entitled to receive notice of, and to attend and speak at, any general meeting of the Company, but shall not be entitled to vote its Non-voting Convertible Shares on any resolutions other than a resolution to vary, modify or abrogate any of the class rights attaching to the Non-voting Convertible Shares set out in Articles 4D(a) and 4D(b), in which case Safari shall be entitled to vote on the resolution on the basis of one vote for each Non-voting Convertible Share.

CONVERSION

Automatic conversion

(d) (i) Upon a transfer of Non-voting Convertible Shares by Safari to a person who is not a member of the Concert Party Group, such Non-voting Convertible Shares shall convert into Ordinary Shares at the Conversion Rate automatically upon, and contemporaneously with, registration by the Company (or its registrar) of the transfer in the Company's register of members following receipt of a duly executed and stamped stock transfer form and the share certificates in respect of such Non-voting Convertible Shares.

Conduct

(ii) (aa) Conversion of Non-voting Convertible Shares pursuant to Article 4D(d)(i) shall be effected by the Board determining to re-designate the relevant Non-voting Convertible Shares as Ordinary Shares. In any such case, Safari shall be deemed irrevocably to approve such re-designation of the relevant Non-voting Convertible Shares and to consent to any variation or abrogation of its class rights as may be occasioned by such re-designation.

(bb) At the time at which conversion takes place in accordance with Article 4D(d)(i), all entitlements to dividends and other distributions of whatsoever nature on the Non-voting Convertible Shares so converted shall cease, and the transferee or transferees to whom the Non-voting Convertible Shares have been transferred shall instead be entitled in respect of the Ordinary Shares arising on such conversion to all dividends and other distributions of whatsoever nature payable or to be made on the Ordinary Shares thereafter, whether or not such dividends or distributions are in respect of any earlier financial year or accounting period, and the Ordinary Shares

arising on such conversion shall otherwise rank *pari passu* in all respects with the Ordinary Shares then in issue and fully paid.

(cc) Within 21 days after the applicable Conversion Date, the Company shall forward to the transferee or transferees to whom the Non-voting Convertible Shares have been transferred, at its own risk, free of charge, a definitive certificate for the appropriate number of fully Paid up Ordinary Shares and shall send to Safari a new certificate for any unconverted Non-voting Convertible Shares comprised in the certificate surrendered by it. Pending the despatch of definitive certificates, transfers shall be certified against the register of members.

If the transferee or transferees direct that such Ordinary Shares should be issued in uncertificated form, the Company shall procure that CRESTCo is instructed to credit the appropriate stock account(s) in CREST of the transferee or transferees concerned with the appropriate number of fully Paid up Ordinary Shares.

(dd) The Company shall use its best endeavours to procure that the Ordinary Shares arising on conversion of the Non-voting Convertible Shares are admitted to the Official List of the UK Listing Authority and to trading on the London Stock Exchange's market for listed securities, admitted to listing and trading on the JSE Securities Exchange South Africa, and admitted to listing and trading on any other stock exchange upon which the Ordinary Shares are from time to time listed and traded.

(ee) No admission to listing or admission to trading shall be sought for the Non-voting Convertible Shares whilst they remain Non-voting Convertible Shares."

Notice of meetings of the Board

Article 112 shall be amended by deleting the words "in the United Kingdom or the Republic of South Africa" from paragraph (c).

Article 128 shall be amended by deleting the penultimate sentence namely: "It is not necessary to give notice of a meeting of the Board to a Director absent from the United Kingdom and the Republic of South Africa, but if the Director has appointed an alternate, notice of the meeting shall be given to the alternate Director in accordance with Article 112." and replacing it with:

"Notice of a meeting of the Board is deemed to be duly given to a Director if it is given to him personally to an address given by him to the Company for that purpose or sent in writing to him at his last-known address or another address given by him to the Company for that purpose."

Explanatory Note on the Resolutions to be Proposed at the Extraordinary General Meeting

Special Resolution 1

(a) Approval of the Transaction

The resolution is to approve the terms of the Transaction Agreement in order to give effect to the Transaction.

Shareholders' approval of the Transaction is required because under Chapter 10 of the Listing Rules of the UK Listing Authority, the transaction is a "Class 1" transaction which requires the approval of Shareholders in a general meeting.

The terms of the Transaction Agreement with Philip Morris and the other legal documents necessary to give effect to the Transaction are summarised in Part 8 of the Circular and Listing Particulars sent to Shareholders on 7 June 2002.

(b) Employees Share Schemes

The resolution also proposes the adoption of a new employee share option scheme for predominantly US employees. An explanation of the reason for implementing the New Share Scheme appears at paragraph 5.2 of Part 9 of the Circular. A full description of the details of this scheme is contained at paragraph 7.6 in part 9 of the Circular. The New Share Scheme will retain the existing overall limits on dilution of shares but will provide more flexibility for employees in the US market.

The resolution also proposes to amend the existing Share Option Schemes (other than the old SAB Limited Executive Share Purchase Scheme which is no longer in use) in order to provide more flexibility to the Company. These changes are in accordance with current Association of British Insurers practice and the overall maximum number of Ordinary Shares available under the Share Option Schemes will not be effected by these changes. The rules being deleted are the rules which ration the rate at which Ordinary Shares may be issued under the schemes.

(c) Share Capital

The resolution deals with a number of actions which will take effect immediately upon all of the conditions to the Transaction Agreement having been, or having been deemed to be, satisfied or waived (other than the condition relating to the admission to the Official List of the new Ordinary Shares):

(i) The Articles of Association are to be amended in the manner set out in the Schedule to the Notice of Extraordinary General Meeting on pages 268 to 275 of this document. A summary of the amendments is set out on pages 278 to 279 of this document.

(ii) The resolution also increases the Company's authorised share capital from £50,000 and US$200,000,000 to £50,000 and US$1,007,736,833.80 through the creation of 7,077,368,338 new Ordinary Shares of US$0.10 each and 1,000,000,000 Participating Shares of US$0.10 each. This represents an increase of approximately 504 per cent. in the Company's authorised share capital. The increase in the Company's authorised share capital will enable it to issue to Philip Morris the Consideration Shares and as referred to in paragraph (vi) below in accordance with the Transaction Agreement as well as leaving a suitable margin of authorised but unissued share capital after Completion.

(iii) The existing 77,368,338 Ordinary Shares owned by Safari Limited are to be converted into a new class of Non-voting Convertible Shares.

(iv) The Directors are to be given authority to allot relevant securities (as defined in Section 80(2) of the Companies Act) up to an aggregate nominal amount of US$83,198,436. This authority will enable SAB to issue to Philip Morris the Consideration

Shares in accordance with the Transaction Agreement (amounting to an aggregate nominal amount of US$43,000,000) and in addition confers on the Directors the authority to allot relevant securities (as defined in section 80(2) of the Act) up to an aggregate nominal amount of US$40,198,436, of which US$6,919,217.20 will represent the nominal amount of the ordinary shares required to be issued on full exercise of the conversion rights under the SAB Bonds, and US$33,279,218.80 will represent approximately 33 per cent. of the Company's issued ordinary share capital following Completion. Although the Directors have no present intention of exercising the final element of this authority, it provides them with what they believe is an appropriate level of authority for on-going purposes. This authority lapses (save in respect of the issue of shares pursuant to the Transaction Agreement) on the conclusion of the 2007 Annual General Meeting.

(v) The pre-emption rights under the Companies Act are to be disapplied to allow the Directors to allot equity securities for cash provided that this power shall be limited to the allotment of equity securities up to an aggregate nominal amount of US$4,991,883 representing 5 per cent. of the issued ordinary share capital of SAB after Completion (on the basis of the 998,376,564 Ordinary Shares in issue as at the date of Completion.

This disapplication of pre-emption will expire at the conclusion of the 2007 Annual General Meeting.

(vi) The Directors are to be given authority to issue relevant securities (as defined in Section 80(2) of the Companies Act) up to an aggregate nominal amount of US$500,000,000 to satisfy claims brought by Philip Morris against the Company under the Transaction Agreement. While the Directors have no reason to believe that the Company will be in breach of warranty to Philip Morris, the Company is obliged under the Transaction Agreement to seek an appropriate level of authority.

(vii) The pre-emption rights under the Companies Act are to be disapplied to allow the Directors to allot the relevant securities referred to in (vi) above for cash (as that expression is applied for the purposes of the Act), provided that the authorities referred to in paragraph (vi) above and this paragraph (vii) are to expire on the earlier of the conclusion of the 2007 Annual General Meeting and 30 June 2007 provided that the Directors will be able to allot securities under these authorities pursuant to the Transaction Agreement notwithstanding that they may have expired.

(viii)The name of the Company will be changed to "SABMiller plc".

Special Resolution 2

Placing

(a) The Directors are also given authority to allot relevant securities (as defined in Section 80(2) of the Companies Act) up to an aggregate nominal amount of US$17,000,000 in connection with a placing other than pro rata to existing shareholders representing approximately 20 per cent. of the issued ordinary share capital of SAB as at the date of this document and approximately 14 per cent. of the enlarged equity share capital of SAB at Completion. The Directors intend to exercise this authority should the Directors decide to proceed with any such placing.

(b) The pre-emption rights under the Act are to be disapplied to allow the Directors to allot equity securities for cash pursuant to the authority in (a) above.

This authority to allot relevant securities and the disapplication of pre-emption pursuant to Resolution 2 will expire at the conclusion of the 2003 Annual General Meeting of SAB.

Summary of amendments to the Articles of Association

A summary of the material amendments to the Articles is set out below.

(a) SAB's authorised share capital shall be US$1,007,736,833.80 divided into 9,000,000,000 Ordinary Shares, 1,000,000,000 Participating Shares and 77,368,338 Non-voting Convertible Shares, each of US$0.10, and £50,000 divided into 50,000 Deferred Shares each of £1.00.

(b) Save as set out below, the Participating Shares and the Non-voting Convertible Shares shall rank *pari passu* with the Ordinary Shares in all respects and no action shall be taken by SAB in relation to the Ordinary Shares unless the same action is taken in respect of the Participating Shares and the Non-voting Convertible Shares.

(c) On a distribution of profits, the Participating Shares and the Non-voting Convertible Shares shall each rank *pari passu* with those rights to distributions of profits attaching to the Ordinary Shares.

(d) On a return of capital, the Participating Shares and the Non-voting Convertible Shares shall each rank *pari passu* with those rights to the assets of SAB attaching to the Ordinary Shares.

(e) Philip Morris shall be entitled to vote its Participating Shares at general meetings of SAB on a poll on the basis of one-tenth of a vote for every Participating Share on all resolutions other than a resolution:

 (i) proposed by any person other than Philip Morris, to wind up SAB;

 (ii) proposed by any person other than Philip Morris, to appoint an administrator or to approve any arrangement with SAB's creditors;

 (iii) proposed by the Board, to sell all or substantially all of the undertaking of SAB; or

 (iv) proposed by any person other than Philip Morris, to alter any of the class rights attaching to the Participating Shares or to approve the creation of any new class of shares,

 in which case Philip Morris shall be entitled on a poll to vote on the resolution on the basis of one vote for each Participating Share, but, for the purposes of any resolution other than a resolution mentioned in 5(d) above, the Participating Shares shall be treated as being of the same class as the Ordinary Shares and no separate meeting or resolution of the holders of the Participating Shares shall be required to be convened or passed.

(f) Safari shall not be entitled to vote its Non-voting Convertible Shares on any resolution other than a resolution to alter any of the class rights attaching to the Non-voting Convertible Shares, in which case Safari shall be entitled to vote on the resolution on the basis of one vote for each Non-voting Convertible Share.

(g) Upon a transfer of Participating Shares by Philip Morris other than to an affiliate, such Participating Shares shall convert into Ordinary Shares.

(h) Philip Morris shall be entitled to require SAB to convert its Participating Shares into Ordinary Shares where the Board has consented to the conversion.

(i) Philip Morris shall be entitled to require SAB to convert its Participating Shares into Ordinary Shares, so long as such conversion does not result in Philip Morris' voting rights in SAB, expressed as a percentage of the total voting rights in SAB, calculated (in the case of the Participating Shares) on the basis of one-tenth of a vote for every Participating Share ("Voting Shareholding"), being more than 24.99 per cent. of the total Voting Shareholding.

(j) Philip Morris shall be entitled to require SAB to convert its Participating Shares into Ordinary Shares if:

(i) a third party has made a takeover offer for SAB and (if such offer becomes or is declared unconditional in all respects) it would result in the Voting Shareholding of the third party being more than 30 per cent. of the total Voting Shareholding; and

(ii) Philip Morris has communicated to SAB in writing its intention not itself to make an offer competing with such third party offer,

provided that the conversion date shall be no earlier than the date on which the third party's offer becomes or is declared unconditional in all respects.

(k) Philip Morris shall be entitled to require SAB to convert its Participating Shares into Ordinary Shares if the Voting Shareholding of a third party should be more than 24.99 per cent., provided that:

(i) the number of Ordinary Shares held by Philip Morris following such conversion shall be limited to one Ordinary Share more than the number of Ordinary Shares held by the third party; and

(ii) such conversion shall at no time result in Philip Morris' Voting Shareholding being equal to or greater than the Voting Shareholding which would require Philip Morris to make a mandatory offer in terms of rule 9 of the City Code.

(l) If, on or after 31 December 2004, Philip Morris wishes to acquire additional Ordinary Shares (other than pursuant to a pre-emptive issue of new Ordinary Shares or with the prior approval of the Board), Philip Morris shall first convert into Ordinary Shares the lesser of:

(i) such number of Participating Shares as would result in Philip Morris' Voting Shareholding being such percentage as would, in the event of Philip Morris subsequently acquiring one additional Ordinary Share, require Philip Morris to make a mandatory offer in terms of rule 9 of the City Code; and

(ii) all of its remaining Participating Shares.

(m) Philip Morris shall be entitled to require SAB to convert its Ordinary Shares into Participating Shares so as to ensure that Philip Morris' Voting Shareholding does not exceed 24.99 per cent. of the total Voting Shareholding.

(n) SAB shall use its best endeavours to procure that the Ordinary Shares arising on conversion of the Participating Shares and the Non-voting Convertible Shares are admitted to the Official List and to trading on the London Stock Exchange's market for listed securities, admitted to listing and trading on the JSE Securities Exchange South Africa, and admitted to listing and trading on any other stock exchange upon which the Ordinary Shares are from time to time listed and traded, but no admission to listing or trading shall be sought for the Participating Shares or the Non-voting Convertible Shares whilst they remain Participating Shares or Non-voting Convertible Shares (as the case may be).

(o) The Non-voting Convertible Shares are convertible into Ordinary Shares on a transfer to a third party unconnected with SAB, or Philip Morris or any of their Affiliates or any person deemed to be acting in concert with SAB or Philip Morris.

Definitions and Glossary of Technical Terms

"Admission"	admission of the New SAB Shares to the Official List becoming effective in accordance with paragraph 7.1 of the Listing Rules and admission of the New SAB Shares to trading on the London Stock Exchange becoming effective in accordance with paragraph 2.1 of the admission and disclosure standards made by the London Stock Exchange from time to time
"ADR"	American Depositary Receipt
"Articles" or "Articles of Association"	the articles of association of SAB, as at the date of this document
"barrel"	1.1735 hectolitres
"beer"	lager beer, clear beer and/or malt beer
"Board" or "Board of SAB" or "Directors"	the board of directors of SAB, currently being the persons whose names are set out in "Part 9—Additional Information"
"CSDP"	a Central Securities Depositary Participant in terms of the rules of STRATE
"certificated Ordinary Share"	an Ordinary Share which has not been immobilized in the context of STRATE, title to which is represented by a paper share certificate or other document of title
"City Code"	The City Code on Takeovers and Mergers
"Companies Act"	the Companies Act 1985 (as amended) of Great Britain
"Completion"	completion of the Transaction
"Consideration Shares"	234,856,597 Ordinary Shares and 195,143,403 Participating Shares (assuming no Ordinary Shares are issued pursuant to the exercise of options or otherwise between the date of the Transaction Agreement and Completion)
"CREST"	the relevant system (as defined in the Regulations) in respect of which CrestCo is the Operator (as defined in the Regulations)
"CRESTCo"	CrestCo Limited
"CSDs"	carbonated soft drinks
"Deferred Shares"	the deferred shares of £1 each in SAB
"Economic Interest"	the percentage of the issued share capital of SAB held by Philip Morris calculated on the basis of the aggregate nominal value of all the Ordinary Shares and the Participating Shares in issue excluding the nominal value of any Non-voting Convertible Shares held from time to time by Safari Limited

"Enlarged Group"	SAB and its subsidiary undertakings and associates, from time to time, following Completion
"Extraordinary General Meeting"	the meeting of the holders of Shareholders convened by the notice which is set out on pages 264 to 267 of this document
"FSA"	Financial Services Authority of the United Kingdom
"GDP"	gross domestic product
"Group"	SAB and its Subsidiaries and affiliates taken as a whole
"hectolitre"	100 litres (approximately 176 imperial pints or 220 US pints)
"Inducement Fee Letter"	the letter agreement dated 30 May 2002 between SAB and Philip Morris relating to the circumstances in which SAB will pay Philip Morris an inducement fee if the Transaction Agreement is terminated
"JSE Securities Exchange South Africa"	the stock exchange in Johannesburg, South Africa
"Listing Rules"	the listing rules published by the UK Listing Authority, as amended
"LLC"	limited liability company
"London Business Day"	a day (other than a Saturday or Sunday) on which commercial banks and foreign exchange markets are open for business in London
"London Stock Exchange"	the London Stock Exchange plc
"Memorandum of Association"	the memorandum of association of SAB, as in effect at the date of this document
"Miller"	Miller Brewing Company
"New SAB Shares"	430,000,000 newly issued fully paid-up Ordinary Shares including the SAB Shares and the number of Ordinary Shares resulting from full conversion of the Participating Shares being issued to Philip Morris on Completion
"New Share Scheme"	the South African Breweries plc International Employee Share Scheme details of which are contained at paragraph 7.6 of Part 9 of this document
"Non-voting Convertible Shares"	fully-paid non-voting convertible participating shares of US$0.10 each in the capital of SAB
"Official List"	the official list of the UK Listing Authority
"Ordinary Shares"	ordinary shares of US$0.10 each in the capital of SAB
"Participating Shares"	fully-paid low-voting convertible participating shares of US$0.10 each in the capital of SAB
"Philip Morris"	Philip Morris Companies Inc.

"pounds sterling" or "£" or the "pence" or "p"	lawful currency for the time being of the UK
"Rand" or "R"	the lawful currency for the time being of South Africa
"Regulations"	the Uncertificated Securities Regulations 2001 (SI 2001 No. 3755)
"Relationship Agreement"	the relationship agreement to be entered into between Philip Morris and SAB immediately before Completion
"Resolutions"	the resolutions in the form set out in the Notice of Extraordinary General Meeting
"RTD"	the ready to drink segment, including ciders, alcoholic fruit beverages and spirit coolers
"SAB" or the "Company"	South African Breweries plc, a company incorporated in England and Wales with registered number 3528416, together with, unless the context otherwise requires, the other members of the Group
"SAB Bonds"	the US$500,000,000 and US$100,000,000, respectively, 4.25 per cent. guaranteed convertible bonds due 2006 issued by SAB Finance (Cayman Islands) Limited and guaranteed by SAB and by SABIFin.
"SAB Finance (Cayman Islands) Limited"	SAB Finance (Cayman Islands) Limited, a company incorporated in the Cayman Islands with registered number 111537 and limited liability
"SAB Limited"	The South African Breweries Limited (the former South African resident group holding company prior to the restructuring which preceded SAB's listing in London in March 1999)
"SAB Shares"	234,856,597 newly issued fully paid-up Ordinary Shares to be issued to Philip Morris on Completion (assuming no Ordinary Shares are issued pursuant to the exercise of options or otherwise between the date of the Transaction Agreement and Completion)
"SABIFin"	South African Breweries International (Finance) B.V., a company incorporated in The Netherlands with registered number Rotterdam 24.199.534
"Safari"	Safari Limited, a Jersey incorporated company owned by an independent charitable trust which has agreements in place with SABIFin in relation to Ordinary Shares owned by Safari, as further described in "Part 4—Financial Information relating to SAB", note 14 on page 68
"SEC"	the United States Securities and Exchange Commission
"Share Option Schemes"	the SAB Approved Share Option Scheme, the SAB Executive Share Option (No.2) Scheme, the SAB Mirror Executive Share Purchase Scheme, the SAB Share Award Scheme and the SAB Limited Executive Share Purchase Scheme

"Shareholder"	a holder of an Ordinary Share or Ordinary Shares
"shebeen"	unlicensed tavern
"sorghum" or "sorghum beer"	an opaque viscous traditional African grain-based beer
"South Africa" or "RSA"	the Republic of South Africa
"STRATE"	Share Transactions Totally Electronic Limited
"Subsidiary"	any company which is for the time being a subsidiary (within the meaning of section 736 of the Companies Act)
"Tax Matters Agreement"	the agreement dated 30 May 2002 between SAB and Philip Morris relating to tax matters
"Transaction"	the merger of a subsidiary of SAB into Miller in accordance with the Transaction Agreement
"Transaction Agreement"	the agreement dated 30 May 2002 between Philip Morris, SAB and Miller
"Transaction Documents"	the Inducement Fee Letter, the Relationship Agreement, the Tax Matters Agreement, the Transaction Agreement and the Transitional Services Agreement
"Transitional Services Agreement"	the transitional services agreement to be entered into between Philip Morris Management Corp and Miller immediately before Completion
"UK Listing Authority" or "UKLA"	the FSA acting in its capacity as the competent authority for the purposes of Part IV of the Financial Services and Markets Act 2000 and in exercise of its functions in respect of the admission to the Official List otherwise than in accordance with Part IV of the Financial Services and Markets Act 2000
"UK" or "United Kingdom"	the United Kingdom of Great Britain and Northern Ireland
"US dollar" or "US$"	the lawful currency for the time being of the United States
"US" or "United States" or "United States of America"	United States of America, its territories and possessions, any state of the United States and the District of Columbia
"Voting Interest"	the percentage of the voting rights in SAB held by Philip Morris calculated on the basis of the total votes exercisable in respect of all the Ordinary Shares and Participating Shares in issue



South African Breweries plc
One Stanhope Gate
London W1K 1AF